3/28


05006849

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Seng Bank

*CURRENT ADDRESS


PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1747 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlo

DAT : 3/28/05

Hang Seng Bank Annual Report 恒生銀行年報 2004

EVER-GROWING

CORPORATE PROFILE

本行簡介

Hang Seng Bank, which was founded in 1933, is the second-largest listed bank in the Hong Kong Special Administrative Region in terms of market capitalisation (HK$206 billion at 31 December 2004). Focused on Hong Kong and the Mainland, the Bank serves more than one third of the population of Hong Kong.

恒生銀行於一九三三年成立，以市值計為香港特別行政區第二大上市銀行。於二零零四年十二月三十一日，本行之市值為港幣二千零六十億元。本行主要在香港及中國內地發展業務，並為超逾三分之一的香港市民提供服務。

The Bank's network comprises 159 branches and automated banking centres in Hong Kong; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), three sub-branches (two in Shanghai and one in Shenzhen) and two representative offices (in Beijing and Xiamen) in the Mainland. The Bank also has a branch in Macau and a representative office in Taipei.

本行設有一百五十九間本地分行與自助理財中心，在中國內地則設有五間分行（位於上海、廣州、深圳、福州及南京）、三間支行（兩間在上海及一間在深圳）及兩間代表處（位於北京及廈門），同時亦在澳門設有一間分行及在台北設有一間辦事處。

Hang Seng is a principal member of the HSBC Group, which is among the world's largest banking and financial services organisations.

本行為滙豐集團主要成員之一，該集團乃全球其中一家最大的金融服務機構。

EVER-GROWING

永恒生長

From a small money-changing shop in Sheung Wan, Hang Seng Bank (whose Chinese name means ever-growing) has grown to become the world-class bank it is today.

「恒生」二字寓意「永恒生長」。本行創業之始，是以小型找換店形式於上環經營。時至今日，恒生已發展成為世界級銀行。

Our premium customer service and strong wealth management capabilities have given us record results – from a profit of HK$10,389 more than seven decades ago to more than HK$11 billion in attributable profit today.

恒生之優質客戶服務及卓越之理財服務表現，令本行之業務屢創佳績。由七十年前之港幣一萬零三百八十九元利潤，上升至今年度股東應得溢利超過港幣一百一十億元。

We have also expanded beyond Hong Kong into mainland China, setting up our own outlets and acquiring a stake in Industrial Bank Co Ltd.

本行除主力以香港為市場外，亦積極拓展內地業務，成立業務據點並購入興業銀行股份有限公司之股權。

This year's annual report theme, Ever-growing, highlights our major developments on various fronts in 2004.

本行今年的年報以「永恒生長」為主題，突顯本行於二零零四年在多方面有重大發展。

2 Results in Brief
3 Five-year Financial Summary
4 Major Events 2004
5 Major Awards and Ratings
6 Chairman's Statement
8 Corporate Governance and Other Information
14 Chief Executive's Report
18 Business Operations
28 Financial Review
48 Corporate Social Responsibility
52 Biographical Details of Directors and Senior Management
56 Report of the Directors
115 2004 Financial Statements
203 Report of the Auditors
205 Analysis of Shareholders
206 Subsidiaries
207 Corporate Information and Calendar

2 業績簡報
3 五年財務摘要
62 二零零四年重要事項
63 主要獎項及評級
64 董事長報告
66 企業管治及其他資料
70 行政總裁報告
74 業務運作
84 財務概況
102 企業社會責任
106 董事及高層管理人員簡介
109 董事會報告書
115 二零零四年財務報告
204 核數師報告書
205 股東資料分析
206 附屬公司
207 組織摘要及日程表

業績簡報 RESULTS IN BRIEF

		2004	2003	變動 Change
全年結算	**For the year**	**HK$m**	HK$m	%
扣除準備金前之營業溢利	Operating profit before provisions	**11,830**	11,475	3.1
營業溢利	Operating profit	**12,644**	10,683	18.4
除稅前溢利	Profit before tax	**13,367**	11,137	20.0
股東應得之溢利	Attributable profit	**11,395**	9,539	19.5
每股計	**Per share**	**HK$**	HK$	%
每股盈利	Earnings per share	**5.96**	4.99	19.4
每股股息	Dividends per share	**5.20**	4.90	6.1
於年結日	**At year-end**			
		HK$m	HK$m	%
股東資金	Shareholders' funds	**43,185**	39,641	8.9
總資產	Total assets	**548,625**	502,959	9.1
		HK$	HK$	%
每股資產淨值	Net asset value per share	**23.03**	21.07	9.3
比率	**Ratios**	%	%	
全年結算	*For the year*			
平均股東資金回報率	Return on average shareholders' funds	**27.6**	23.4	
成本對收入比率	Cost:income ratio	**26.3**	25.4	
平均流動資金比率	Average liquidity ratio	**47.2**	46.2	
於年結日	*At year-end*			
總資本比率 *	Total capital ratio*	**12.0**	13.2	
第一級資本比率 *	Tier 1 capital ratio*	**10.8**	11.3	

* 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。

* The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

五年財務摘要 FIVE-YEAR FINANCIAL SUMMARY

		2004	2003	2002	2001	2000
全年結算	**For the year**	**HK$bn**	HK$bn	HK$bn	HK$bn	HK$bn
營業溢利	Operating profit	**12.6**	10.7	10.7	11.1	11.3
除稅前溢利	Profit before tax	**13.4**	11.1	11.2	11.5	11.7
股東應得之溢利	Attributable profit	**11.4**	9.5	9.9	10.1	10.0
於年結日	**At year-end**	**HK$bn**	HK$bn	HK$bn	HK$bn	HK$bn
股東資金	Shareholders' funds	**43.2**	39.6	43.1	45.1	45.9
實收股本	Issued and paid up capital	**9.6**	9.6	9.6	9.6	9.6
總資產	Total assets	**548.6**	503.0	474.7	474.8	500.8
每股計	**Per share**	**HK$**	HK$	HK$	HK$	HK$
每股盈利	Earnings per share	**5.96**	4.99	5.19	5.29	5.24
每股股息	Dividends per share	**5.20**	4.90	5.40#	4.90	4.80
比率	**Ratios**	**%**	%	%	%	%
除稅後平均股東資金回報率	Post-tax return on average shareholders' funds	**27.6**	23.4	23.1	23.0	22.7
除稅後平均總資產回報率	Post-tax return on average total assets	**2.2**	2.0	2.1	2.1	2.1
資本比率	Capital ratios					
– 總比率 *	– Total ratio*	**12.0**	13.2	14.2	15.3	15.3
– 第一級比率 *	– Tier 1 ratio*	**10.8**	11.3	11.9	12.3	11.9
成本對收入比率	Cost:income ratio	**26.3**	25.4	25.4	26.3	24.4

包括二零零二年特別中期股息每股港幣五角。

Including special interim dividend of HK$0.50 per share for 2002.

* 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。

* The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

業績
Results

港幣十億元
HK$bn


14
12
10
8
6
4
2
00
01
02
03
04

股東應得之溢利
Attributable Profit

營業溢利
Operating Profit

總資產及股東資金
Total Assets and Shareholders' Funds

港幣十億元
HK$bn

百分率
In Percentage


600
500
400
300
200
100
30
25
20
15
10
5
00
01
02
03
04

總資產
Total Assets

股東資金
Shareholders' Funds

除稅後平均股東資金回報率
Post-tax Return on Average Shareholders' Funds

每股盈利及股息
Per Share Earnings and Dividends

港元
HK$


10
8
6
4
2
00
01
02
03
04

每股股息
Dividends Per Share

每股特別中期股息
Special Interim Dividend Per Share

每股盈利
Earnings Per Share

MAJOR EVENTS 2004

JAN Hang Seng begins offering renminbi services at its Shenzhen Branch to foreign passport holders; foreign-invested enterprises; and citizens of Hong Kong, Macau and Taiwan.

FEB Renminbi services, including deposits, exchange and remittances, are introduced in Hong Kong branches of Hang Seng.

MAR Hang Seng's first Macau branch is officially opened to serve the trade finance needs of customers.

APR Shenzhen Branch receives approval to offer renminbi services to domestic companies in the Mainland.

Hang Seng becomes the first bank in Hong Kong to sign a Delegated Underwriting Arrangement with Hong Kong Mortgage Corporation, enabling the Bank to offer expedited mortgage services.

MAY Hang Seng completes its 15.98% acquisition of Industrial Bank after making a payment of RMB1,726 million (approximately HK$1,626 million) in April.

JUN A first interim dividend of HK$1.10 per share is paid under the Bank's new programme of quarterly dividends.

Hang Seng receives QFII Investment Quota, allowing the Bank to begin investing in the Mainland stock market and develop A-share related services.

Hang Seng receives approval to open a sub-branch in Shenzhen.

An Online Warrant Supermarket is introduced to help investors make informed investment decisions in trading warrants.

JUL Launch of "A Share Investment Services" enables Hong Kong and overseas investors to invest directly in A shares and related investments in mainland China, after the Bank receives a QFII investment quota.

Fuzhou branch receives approval to offer renminbi services to foreign passport holders; foreign-invested enterprises; and citizens of Hong Kong, Macau and Taiwan.

SEP Hang Seng Investment launches Hang Seng Index Exchange Traded Fund.

Eight Hong Kong Olympic athletes are awarded a total of HK$1.56 million under the Hang Seng Athlete Incentive Awards Scheme for their outstanding performance at the 2004 Athens games.

Twelve disabled athletes from Hong Kong are awarded a total of HK$962,000 for their outstanding performance at the Paralympic Games in Athens.

OCT New sub-branch opens in Gubei, Shanghai.

Hang Seng Investment launches Hang Seng Hong Kong Property Equity Fund.

New renminbi credit card is issued for frequent travellers to the Mainland.

Express Loan Centres are opened in four MTR stations.

NOV Hang Seng receives approval from the China Banking Regulatory Commission to start preparation work for opening a new branch in Beijing.

Equity Linked Investment products are launched.

DEC Hang Seng Bank's strategic partner, Industrial Bank, introduces its first international dual currency credit card bearing the Hang Seng logo.

The "Hang Seng 'M.I. Kid' World-Record 'Orkidstra'" event is held – over 6,000 primary and secondary school children set a new Guinness World Record for the largest number of people playing the recorder simultaneously in one location.


兴业银行
17.26亿元









- Named "Best Domestic Bank in Hong Kong" by *The Asset* magazine for the fifth consecutive year.
- Won the *Reader's Digest* SuperBrands Gold Award in the Banking category for Quality, Value, Trustworthiness, Strong Image and Understanding of Customer Needs.
- Named a Caring Company by the Hong Kong Council of Social Service.
- Won the Hong Kong Award for Services: Customer Service Award from the Hong Kong Retail Management Association.
- Won a Gold award in the 6th China Golden Awards for Excellence in Public Relations by the China International Public Relations Association for the "Hang Seng Bank – Help The Police Fight Youth Crime Competition 2002".
- Won a Bronze Award for the Bank's 2003 Annual Report in the 2004 Hong Kong Management Association Best Annual Reports Competition.
- Won a Bronze Award for the Bank's 2003 Annual Report in the 2004 International ARC Awards Competition.
- Ranked No. 1 in *FinanceAsia's* Asia's Best Companies 2004 poll in the Most Committed to Strong Dividend Policy category.
- Named the Best Overall Domestic Bank in Hong Kong in *Asiamoney's* 2004 Cash Management Poll.
- Named the Best Overall Domestic/Local FX Bank in Hong Kong in *Asiamoney's* 14th Annual FX Poll.
- Ranked by *Yazhou Zhoukan* in its Asia Banks 300 survey as No. 5 for profits and No. 8 for return on assets among all banks in Asia.
- Ranked No. 195 in the *BusinessWeek* Global 1000 in terms of market capitalisation as at 30 May 2004.
- Affirmed by Moody's Investors Service: long-term foreign currency deposit rating of A1 (constrained by the Hong Kong Special Administrative Region's country ceiling); long-term local currency deposit rating of Aa3; short-term local currency deposit rating of Prime 1; short-term foreign currency deposit rating of Prime 1; and Bank Financial Strength Rating of B – the highest rating among Moody's rated Hong Kong banks.
- Affirmed Individual rating of A/B and Support rating of 1 by Fitch.
- Affirmed the Api credit rating by Standard & Poor's, the highest rating based on public information for banks in Hong Kong.

(Left) Sealing the deal – Mr Vincent Cheng presents a cheque to Mr Gao Jianping of Industrial Bank to mark the beginning of Hang Seng's partnership.

(Middle) Hang Seng opens its second Shanghai sub-branch in Gubei, further strengthening the Bank's network in the Yangtze River Delta.

(Right) History in the making – the "Hang Seng 'M.I. Kid' World-Record 'Orkidstra'" sets a new Guinness World Record.



In this annual report – my last as Chairman of Hang Seng Bank – I am pleased to inform you that our Bank registered record results in 2004.

Attributable profit grew by 19.5% to a record HK$11,395 million. This was supported by a rise in other operating income of 22.4%, as well as a release of provisions for bad and doubtful debts. Even if we exclude the impact of the release in general provisions and the related deferred taxation, attributable profit increased by HK$1,191 million, or 12.5%.

Earnings per share for the year increased to HK$5.96, up 19.4% on 2003. We achieved a record return on average shareholders' funds of 27.6%, compared with 23.4% the year before.

Hang Seng's encouraging performance was underpinned by Hong Kong's robust economic recovery, which was driven by an increase in re-export trade, the rebounding property market and a surge in inbound tourist numbers. Other contributing factors included our solid asset base, strict financial discipline, a customer-focused service culture, high operating efficiency and more innovative products that met customer needs.

The year under review was the first under the Bank's new programme of quarterly dividends for our shareholders. Accordingly, three dividends of HK$1.10 per share each were declared together with a fourth dividend of HK$1.90 per share, bringing the total for the year to HK$5.20 per share. This was a 6% increase over the HK$4.90 per share in 2003.

GROWTH IN THE MAINLAND

Our total investment in the Mainland, including our own branch network, currently stands at about RMB3 billion. We made significant progress in our development with the completion in May of our acquisition of a 15.98% interest in Industrial Bank Co Ltd. for a consideration of RMB1,726 million. With representation on both Industrial Bank's Board and Executive Committee, we look forward to further co-operation with Industrial Bank.

We are well positioned to capitalise on growth opportunities arising from the liberalisation of the Mainland financial markets.

We will also examine other opportunities for strategic and organic growth, such as investments in non-bank financial institutions and the addition of more service outlets in the Mainland.

ACKNOWLEDGMENTS

After serving as Hang Seng's Chairman since 1998, I will be retiring at the conclusion of the Annual General meeting on 21 April 2005. Mr Michael Smith will take over as Chairman on 22 April 2005 while remaining as the President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited.

Mr Vincent Cheng will step down as Vice-Chairman and Chief Executive of Hang Seng on 25 May 2005 to succeed me as the Chairman of The Hongkong and Shanghai Banking Corporation Limited. Mr Cheng's position at Hang Seng will be taken over by Mr Raymond Or on 25 May 2005.

Mr Roger Luk ceased to be Managing Director and Deputy Chief Executive of Hang Seng on 6 December and will retire from the Bank on 1 May 2005. On behalf of the Board, I would like to thank him for his 30 years of service and contribution to the Bank.

Mr Joseph Poon became Executive Director and Deputy Chief Executive of Hang Seng on 7 December 2004. Mr Poon was previously Senior Executive, Commercial Banking, of The Hongkong and Shanghai Banking Corporation Limited.

Mr W K Mok, former Managing Director and General Manager, and Head of Wealth Management of Hang Seng, was appointed Managing Director and Chief Operating Officer with effect from 1 January 2005.

Mr William Leung, former Deputy General Manager and Deputy Head of Commercial Banking of Hang Seng, was promoted to General Manager and Head of Wealth Management on 1 January 2005.

I would like to take this opportunity to pay a special tribute to Dr Ho Tim, who passed away on 6 November 2004. Dr Ho, who joined Hang Seng in 1933, was one of the Bank's Honorary Senior Advisors and a man whose dedication to the Bank was matched only by his vision and generosity of spirit. A pioneer of Hong Kong banking, he will be missed by all who knew and worked with him.

It has been an honour and a pleasure for me to serve as the Chairman of Hang Seng over the past seven years, and I would like to thank the Board and the management and staff of the Bank for their many invaluable contributions and unfailing support. I would also like to wish Mr Smith and Mr Or every success in their new roles.

On behalf of the Directors, I would like to express our appreciation to all staff for their dedication and hard work. After a three-year salary freeze, the Board approved a budget of 2.75% of total payroll for a general salary increase to staff, which took effect in January 2005.

THE YEAR AHEAD

The economy in Hong Kong improved significantly as pent-up demand fuelled a sharp revival in spending.

The year ahead, however, will pose a number of challenges, including slower growth in the United States and Japan, continued macroeconomic controls in the Mainland and rising US interest rates. For the banking industry, the major challenge will be to secure growth in the face of sustained margin pressure and intense competition.

In Hong Kong the economy is expected to grow steadily in 2005, underpinned by our closer economic relationship with the Mainland. With Hang Seng's strong asset quality, sound financial position and growing wealth management capabilities, we will continue to deliver value to our shareholders and customers.



David Eldon
Chairman
Hong Kong, 28 February 2005

CORPORATE GOVERNANCE

The Bank is committed to high standards of corporate governance and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. The Bank has also complied with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules") throughout the year ended 31 December 2004. In November 2004, the Stock Exchange introduced the Code on Corporate Governance Practices ("the Code") in replacement and enhancement of the Code of Best Practice. The Code has become effective from 1 January 2005. The Bank will follow the Code provisions in the year 2005.

BOARD OF DIRECTORS

The Board consists of 15 Directors with a variety of different experience, whose brief biographical particulars are set out on pages 52 to 54. Among them, three are executive Directors, while the remaining 12 are non-executive Directors. Of the 12 non-executive Directors, eight are independent non-executive Directors. All Directors have full and timely access to all relevant information. There are established procedures for Directors to seek independent professional advice where appropriate at the Bank's expense.

Induction programmes are arranged for newly appointed Directors and opportunities to update and develop skills and knowledge are provided to them.



The roles of the Chairman, who is a non-executive Director, and the Chief Executive of the Bank are segregated with a clear division of responsibilities. While the Board of Directors is led by the non-executive Chairman, the Chief Executive exercises all the powers, authorities and discretions of the Executive Committee as may be delegated to him in respect of the Bank and its subsidiaries.

The Board of Directors is committed to the Bank's objectives of consistent growth and development, increase in shareholder value and provision of superior services. It sets strategies and monitors the executive management. It meets regularly and had seven meetings in 2004.

The Board has set up three committees, namely, the Executive Committee, Audit Committee and Remuneration Committee. Details of these three committees are set out in the Report of the Directors on page 57.

The Executive Committee meets each month and exercises the powers, authorities and discretions of the Board in so far as they concern the management and day-to-day running of the Bank in accordance with its terms of reference and such other policies and directions as the Board may determine from time to time. There are certain matters reserved for approval by the Board, including annual plans and performance targets, specified senior appointments, acquisitions and disposals above predetermined thresholds and any substantial change in balance sheet management policy. The Executive Committee also sub-delegates credit, investment and capital expenditure authorities to its members.

The Audit Committee, which consists of three independent non-executive Directors, meets regularly, normally four times a year. The Audit Committee is accountable to the Board and assists the Board in meeting its responsibilities in ensuring an effective system of internal control and compliance and for meeting its external financial reporting obligations. It is also responsible for the selection, oversight and remuneration of external auditors. The Committee reports to the Board following each Committee meeting, drawing the attention of the Board to salient points of which the Board should be aware, identifying any matters in respect of which it considers that action or improvement is needed and making relevant recommendations.

In addition, in the light of the Code provisions, the Board has recently set up a Remuneration Committee consisting of three independent non-executive Directors to consider human resource issues and to make recommendations to the Board on the Bank's policy and structure for all remuneration of Directors and senior management in order to attract, motivate and retain Directors and senior management. It will meet at least two times a year.

INTERNAL CONTROL

The Directors are responsible for internal control in the Bank and its subsidiaries and for reviewing its effectiveness.

The internal control system of the Bank comprises a well-established organisational structure and comprehensive policies and standards. Areas of responsibility of each business and operational unit are clearly defined to ensure effective checks and balances.

Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for the reliability of financial information used within the business or for publication. The procedures provide reasonable but not absolute assurance against material errors, losses or fraud. Procedures have also been designed for compliance of applicable laws, rules and regulations.

Systems and procedures are in place in the Bank to identify, control and report on the types of risks. These risks are monitored by means of reliable and up-to-date management information. Risk management policies and major risk control limits are approved by the Board. The business and functional units are responsible for the assessment of individual types of risk arising under their areas of responsibility and the management of such risk in accordance with the risk management procedures. The relevant risk management reports are submitted to the Credit Committee, Asset and Liability Management Committee, Executive Committee and Audit Committee and subsequently to the Board for monitoring of the respective types of risk.

A more detailed discussion of the policies and procedures for management of each of the major types of risk the Bank is facing, including credit, market, liquidity and operational, is included in the Financial Review – Risk management section on pages 38 to 45.

In addition, the Bank has developed procedures (ranging from the money laundering deterrence programme to health and safety rules) to manage reputational risks which may arise as a consequence of its daily operations.

An annual operating plan is reviewed and approved by the Board. Reports on monthly financial results, business performance and variances against the approved annual operating plan are submitted to the Executive Committee and the Board of Directors for regular monitoring. A strategy is prepared every three to five years. The HSBC Group Strategic Plan for 2004 to 2008 entitled "Managing for Growth" was adopted by the Board in January 2004.

Internal audit plays an important role in the Bank's internal control framework. It monitors the effectiveness of internal control procedures and compliance with policies and standards across all business and operational units. All management letters of external auditors and reports from regulatory authorities will be reviewed by Audit Committee and all recommendations will be implemented. Management has to confirm in writing each year to internal audit that all recommendations made by the external auditors and by regulatory authorities have been complied with. Internal audit also advises management on operational efficiency and other risk management issues. The work of the internal audit function is focused on areas of greatest risk to the Bank as determined by a risk assessment approach. The head of internal audit of the Bank reports to the Chairman and the Audit Committee.

A review of the effectiveness of the Bank's internal control system covering all controls, including financial, operational and compliance and risk management, is conducted annually. The review at the end of 2004 was conducted by reference to the COSO (The Committee of Sponsoring Organization) internal control framework, which assesses the Bank's internal control system against the five elements of control environment, risk assessment, control activities, communication and monitoring. The result has been reported to the Audit Committee and the Board. Areas for improvement have been identified and measures put in place to manage them.

HUMAN RESOURCES

The human resources policies of the Bank are designed to attract people of the highest calibre and to motivate them to excel in their career, as well as uphold the Bank's culture of service quality.

Employee Remuneration

Compensation packages take into account levels and composition of pay and the market in which the Bank operates. Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market conditions.

Under appropriate circumstances, performance-related variable pay is provided as an incentive for staff. On 1 January 2004, the Bank introduced a 12-month Pay Scheme with variable bonus as part of the Bank's performance-based remuneration strategy for new staff. Staff who joined the Bank before then had the option of choosing to join the new scheme or remain in the old 13-month Pay Scheme without a variable bonus.

Since 1999 the Bank has participated in the HSBC Holdings Savings-related Share Option Plan (Sharesave), in which staff members make monthly savings for the purchase of HSBC Group shares after a specified period. The savings contracts of the 1999 Plan and the 3-year 2001 Plan matured on

(Left) In addition to face-to-face training, the Hang Seng Learning Resource Centre offers a wide range of educational materials.

(Middle) Training programmes from professional skills development to awareness of occupational health and safety are provided to staff.

(Right) The Board of Hang Seng Bank and Mr Vincent Cheng (third right) receive Directors of the Year Awards from the Hong Kong Institute of Directors.

2 August 2004. A total of 2,679 staff members under these two plans exercised their share options at that time. The Sharesave 2004 Plan was launched during the year, and 1,994 staff members subscribed to the new plan.

Subject to the attainment of predetermined targets, awards are also made to staff under the relevant HSBC Group share plans as long-term incentives. In April 2004 1,657 staff members with outstanding performance were also given share option awards under the 2004 HSBC Holdings Group Share Option Plan.

Employee Involvement

The Bank's staff have a valuable role to play in its direction and policies. Through a variety of communication channels, two-way information exchanges are held between the Bank and its staff. Employees are further encouraged to bring up their ideas in work improvement programmes, cross-team projects and suggestion schemes.

Other channels for communicating management-related matters, such as the Bank's business direction, strategies and performance, include internal business seminars, in-house magazines, morning broadcasts, management communication sessions and training programmes.

To offer staff the opportunity to express their views on a variety of issues relating to their work and the organisation, a staff opinion survey was conducted in September 2004 to gauge staff opinion on a number of topics. In response to the feedback from the survey, a steering committee chaired by the Deputy Chief Executive was established to address staff comments and suggestions.

Staff Development

In order to develop staff members, the Bank offers a wide range of training programmes that help them fulfil their personal career goals or professional training requirements, including those for the regulated businesses/activities, while equipping them to meet future challenges.

New staff joining the Bank attend an induction programme for a better understanding of the history, culture and values of the Bank. In addition, they receive training in their respective areas so they can carry out their duties professionally and effectively. They are also encouraged to take refresher courses to update their knowledge and skills so that they can perform to the highest standards.

The Bank provides continuous educational development through a variety of channels, including traditional classroom settings at the Bank's Learning Resource Centre, multi-media programmes, the Intranet and video. Staff members are also encouraged to pursue professional or academic qualifications through the Bank's Education and Professional Qualification Award System.

In 2004, a training video entitled "The Black Hole – Money Laundering" and an Anti-Money Laundering Interactive Multimedia Training Programme were developed to help staff identify and report suspicious terrorist financing and money laundering activities. In addition, in-branch coaching materials were produced to provide staff with information on the latest anti-money laundering cases regarding securities, credit cards and insurance. Updated messages on codes of banking practice, the Hong Kong Employment Ordinance, discrimination policy and data privacy were also reinforced through in-branch coaching newsletters and the training section of the Hang Seng Intranet for staff.

Various training materials were also provided to staff in relation to the Supplement to the Guideline on Prevention of Money Laundering issued by the Hong Kong Monetary Authority in June 2004. The Supplement introduced a new set of requirements on customer acceptance policy and customer due diligence which were required to be implemented by 31 December 2004.

To raise the awareness of compliance among staff further, a campaign was launched in 2004 with a new section added to the Hang Seng Intranet.






To support the career aspirations of its employees, the Bank has set up a designated team of human resource professionals. High calibre staff are given career development opportunities in the form of experience sharing with senior staff, overseas training and job rotations, as well as local and overseas cross-postings within the HSBC Group.

In addition to the Hong Kong Management trainee programme, a Mainland programme has been established to groom Mainland university graduates into banking professionals. The programme, which takes place in Hong Kong as well as the Mainland, provides trainees with valuable opportunities to gain exposure in an international banking and financial system.

In 2004 permanent training sites were established in Shenzhen and Shanghai to provide regular training for staff members in Mainland branches. A Mainland training intranet was also launched to provide more than 40 e-learning modules and news updates. To instil a service mindset in the Bank's Mainland branch staff, the Bank organised "Service Boot Camps" in Shenzhen, Shanghai and Fuzhou.

The average number of training days per staff in 2004 was about 7 days.

2004 Recruitment

The economic recovery created a surge in demand for frontline sales staff in 2004. Large-scale recruitment programmes were conducted during the year to meet the need for frontline staff, as well as Business Banking, Commercial Banking and Information Technology personnel.

The Bank's recruitment drive included advertisements in major newspapers, advertorials, participation in a government sponsored Career Expo, and a Hang Seng recruitment day.

The Bank's total headcount was 7,604 as at 31 December 2004, an increase of 280 or 3.94% over last year.

To meet the staffing requirements for its fast-growing business in the Mainland, the Bank carried out intensive recruitment activities for local staff throughout the year. The majority of the new recruits were for Personal Financial Services business, which included customer service as well as direct sales staff, and credit and marketing staff. As at 31 December 2004, the number of local staff was 258, an increase of 100 or 63% over 2003.

Code of Conduct

To ensure the Bank operates according to the highest standards of ethical conduct and professional competence, all staff are required to follow strictly the Code of Conduct contained in the Staff Handbook. The Code, which is in line with the relevant regulatory guidelines and other best industry practices, sets out ethical standards and values to which staff are required to adhere and covers various legal, regulatory and ethical issues. These include topics such as prevention of bribery, dealing in securities, personal benefits and outside employment.

Staff are also reminded from time to time of the requirements of the Code, which is reviewed and updated periodically.

Health and Safety

The Bank recognises the need for effective management of health and safety in order to provide a safe working environment. The Bank's objectives are to identify health, safety and fire risks in advance, assess the attendant risks and effect any necessary measures to remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

Following the SARS outbreak in 2003, a Communicable Diseases Plan was prepared setting out the key issues to be addressed and the responses to be taken should there be a recurrence of a serious communicable disease.

Staff were also made aware through various channels of the importance of personal hygiene and health.

COMMUNICATION WITH SHAREHOLDERS

The Bank attaches great importance to communications with shareholders and a number of means are used to promote greater understanding and dialogue with investment audiences. The Bank's annual and interim results announcements are webcast live. The Annual and Interim Reports contain comprehensive information on business strategies and developments. The Annual General Meeting is an opportunity for communicating with shareholders. The Chairman, Executive Directors, Chairman of Audit Committee and non-executive Directors are available at the Annual General Meeting to answer questions from shareholders on the business.

Designated senior executives maintain regular dialogue with institutional investors and analysts to keep them abreast of the Bank's development. The website www.hangseng.com offers an investor relations section and timely access to the Bank's press releases and other business information.



We made substantial progress on many fronts in 2004. In the improving economic environment, we increased our wealth management business, expanded our loan portfolio and stepped up cross-sales to customers, all of which contributed to the Bank's solid results.

Attributable profit rose to a record HK$11,395 million, up 19.5% compared with 2003. Non-interest income increased by 22.4%, underpinned by growth in revenue from our wealth management business. Attributable profit per employee reached a new yearly high of HK$1.5 million, reflecting the productivity of our staff.

There was a decline in net interest income, but this was offset by the rise in non-interest income.

During the year we increased significantly our presence in the Mainland. In addition to the agreement to acquire 15.98% of Industrial Bank Co Ltd, we expanded our own network and the scope of our services and products to Mainland customers. These included renminbi (RMB) services for deposits, exchange and remittances, and additional personal financial services.

The Bank received approval from the China State Administration of Foreign Exchange for an investment quota after being granted a QFII securities investment business permit by the China Securities Regulatory Commission. This has enabled the Bank's Hong Kong and overseas customers to invest directly in the Mainland securities market and A-share related products.

The Bank's first branch in Macau, which opened in 2004 to serve the trade finance needs of customers there, recorded satisfactory progress.

In 2004 Hang Seng was named the "Best Domestic Bank in Hong Kong" by *The Asset* magazine, affirming our operating efficiency and sound management.

FINANCIAL HIGHLIGHTS

Increased consumer spending, falling bankruptcies, declining unemployment and a strong rally in the property market contributed to our record operating profit in 2004.

Operating profit before provisions increased by HK$355 million, or 3.1%, to HK$11,830 million. Operating profit after provisions rose by 18.4% to HK$12,644 million, up from HK$10,683 million the year before, after accounting for a release of HK$814 million in provisions.

Total other operating income rose by HK$1,165 million, or 22.4%, to a record HK$6,363 million in 2004 and contributed 39.6% of total operating income, compared with 33.8% in 2003.

The strong growth in other operating income offset a decline of 4.8% in net interest income, mainly brought about by the exceptionally low Hong Kong dollar interest rates that caused deposit spreads to reduce significantly throughout the year.

Also contributing to the fall in net interest income were the repricing/maturing of higher yielding debt securities, narrowing spreads on HIBOR loans and the narrowing yield on the residential mortgage portfolio. As a result, net interest margin narrowed by 24 basis points to 2.04%.

The growth momentum of our wealth management products continued with income from this business increasing by 35.1% to a record HK$3,438 million, or 54.0% of total other operating income.

During the year we expanded our range of investment products to meet different risk appetites. New offerings included a Hang Seng Index Exchange Traded Fund, Equity Linked Investment products, and a Hong Kong Property Equity Fund, as well as a series of capital guaranteed funds.

Income from retail investment products and fund management increased by HK$506 million, or 50.8%, to HK$1,502 million in 2004.

The life insurance business also experienced sustained growth during the year. Cross-selling to our large established customer base enabled us to increase annualised premium growth by 43.5% and underwriting income by 22.3%. At the end of the third quarter, Hang Seng Life ranked third in terms of annualised contribution for new business in Hong Kong and achieved a market share of 11.2%, compared with 7.7% for 2003.

In 2004 we increased lending to customers as we diversified our loan portfolio into higher yielding credit card and personal advances, trade finance and SME loans.

Advances to customers (after deduction of interest in suspense and provisions) rose by HK$22.4 billion, or 9.8%, to HK$251.9 billion. Strong growth of 20.3% was reported in credit card advances and 23.2% in other personal lending.

Trade finance advances increased by HK$4.2 billion, or 37.3%, compared with growth of 27.8% for the Hong Kong banking industry as whole. This reflected the success we had in further expanding the commercial banking business by leveraging our strong relationship management, customised trade services and e-services.

In a highly competitive mortgage market, we maintained our market share of residential mortgages, though our mortgage portfolio yield further declined. Private sector residential mortgages rose slightly by 0.5% but Government Home Ownership Scheme mortgages continued to fall by 12.9%. Nevertheless, Hang Seng retained its number one position in terms of market share in the primary market mortgage business in 2004 for the second consecutive year.

Gross advances for use outside Hong Kong rose by HK$5.4 billion, or 81.0%, mainly reflecting the encouraging growth in the loan portfolios of our Mainland branches.

Total assets grew by HK$45.7 billion, or 9.1%, to HK$548.6 billion at 31 December 2004.

The Bank's asset quality showed improvement during the year, as non-performing advances declined sharply by 58.6% to HK$2,169 million.

Benefiting from the recovery of bad and doubtful debts, there was a significant improvement in the release of provisions during the year. Specific provisions showed a net release of HK$2 million, compared with a net charge of HK$798 million last year. General provisions accounted for a release of HK$812 million in light of historical loss experience and the improving credit environment.

Total provisions as a percentage of gross advances to customers fell to 0.42% compared with 1.10% at the end of 2003.

Operating expenses rose 8.2% to HK$4,223 million during the year, mainly due to increases in marketing expenditure, staff costs and other investments necessary for our future development.

The cost:income ratio increased from 25.4% in 2003 to 26.3% this year, a rise of 0.9 percentage points that compared favourably with the industry average increase of 3.0 percentage points to 41.6%. Hang Seng's cost:income ratio was still among the lowest in the world.

Liquidity remained strong with a liquidity ratio of 47.2%, up from 46.2% in 2003.

The total capital ratio was 12.0% at 31 December 2004, compared with 13.2% at the same time last year. The tier 1 capital ratio at year end was 10.8%, down from 11.3% at the end of 2003.

LOOKING AHEAD

Although margin pressure is likely to remain a challenge, the improving economy will create further loan demand. We will therefore focus on developing additional loan products to capture growth opportunities in Hong Kong, while continuing to offer new wealth management products that satisfy the increasingly sophisticated investment needs of our customers.

In the Mainland, we will look to the liberalising financial markets for growth opportunities and offer new products and services whenever the time is right and the regulations allow. We will also make a strong effort to attract new Corporate and Commercial Banking customers, seek Mainland business opportunities and strengthen our trade capabilities through the launch of new trade products.

More outlets are planned for major cities in the Mainland so that we can extend our geographical reach, expand our customer base and enhance our personal wealth management business.

In addition to our partnership with Industrial Bank, we will explore opportunities for establishing alliances and co-operative arrangements with non-bank financial institutions in the Mainland.

This will be my last annual report for Hang Seng, as I will succeed Mr David Eldon as the Chairman of The Hongkong and Shanghai Banking Corporation Limited. My position as Vice-Chairman and Chief Executive will be taken over by Mr Raymond Or on 25 May 2005.

I am certain that under Mr Or's leadership and with the continuing support of the Board, staff and customers, Hang Seng will continue to deliver value for our shareholders and to provide outstanding products and services.



Vincent Cheng
Vice-Chairman and Chief Executive
Hong Kong, 28 February 2005

FROM INSURANCE PLANS WITH SAVINGS FEATURES
TO EQUITY LINKED INVESTMENTS AND THE
LARGEST SELECTION OF CAPITAL GUARANTEED
FUNDS IN HONG KONG...





WEALTH MANAGEMENT

OUR GROWING ARRAY OF WEALTH MANAGEMENT PRODUCTS GIVES OUR CUSTOMERS MORE OPTIONS FOR MANAGING THEIR MONEY.

BUSINESS IN HONG KONG

Hang Seng's premium customer service and operating efficiency enabled the Bank to achieve encouraging results in 2004, despite intensifying market competition.

Advances to customers recorded a strong growth of 9.8% from HK$229.5 billion to HK$251.9 billion, mainly in advances to the industrial and commercial sectors and trade finance. This compared with the Hong Kong banking industry average of 6.4% in 2004.

Despite the growth in lending, loan margins were further squeezed due to heavy competition and ample liquidity. The low Hong Kong dollar interest rate environment that persisted during the year also resulted in a substantial reduction in deposit spread, which affected net interest margin significantly. The low interest rates further led to a shift of deposits to other investment products.

Customer deposits rose 3.6% to HK$447.3 billion. Together with certificates of deposit and other debt securities in issue, total customer deposits increased by 5.3% to HK$463.4 billion. Growth was mainly recorded in savings and current accounts, while time deposits fell in the low interest rate environment.

Certificates of deposit and other debt securities in issue rose by HK$8.2 billion, or 102.8%, to HK$16.1 billion.

PERSONAL FINANCIAL SERVICES

Personal Financial Services accounted for 51.0% of Hang Seng's pre-tax profit in 2004 and continued to be the largest contributor to the Bank's profit. An increase of 21.2% in profit before tax was reported, underpinned by the strong rise of 28.8% in other operating income due to growth in the wealth management business.


HANG
Gallery Loung

(Left) The past and present of Hang Seng's more-than-70-year history are reflected in the two logos at the entrance of the headquarters' banking hall.

(Middle) Prestige Banking offers professional financial and investment services as well as lifestyle privileges to affluent customers.

(Right) The Bank launches its A Share Investment Services.

Investment Services

In the current low interest rate environment, the Bank broadened its range of investment products to meet different risk appetites. These included capital guaranteed funds, equity-linked instruments, structured deposits and certificates of deposit.

During the year, Hang Seng launched 29 new investment funds, taking the total number of funds in the Hang Seng Investment Series to 118. Of these, 96 were capital guaranteed funds – the largest group of such funds in Hong Kong.

New investment products offered during the year included a Hang Seng Index Exchange Traded Fund (ETF), allowing customers to invest in a portfolio of the HSI constituent stocks conveniently and cost effectively; Equity Linked Investment (ELI) products; and a Hong Kong Property Equity Fund.

After receiving a QFII securities investment business permit from the China Securities Regulatory Commission, Hang Seng launched the A Share Investment Services, which enables Hong Kong investors to trade A shares and convertible bonds listed on the Shenzhen Stock Exchange and Shanghai Stock Exchange. Five new capital guaranteed funds linked to a China A-share index were also offered.

Total funds under management grew by 55.4% to HK$89.9 billion.

During the year, Hang Seng became the first bank in Hong Kong to offer an online warrant supermarket, which provides investors with up-to-date market information and technical analysis tools. The service was developed to help investors make informed decisions in trading warrants.

Another service – Advanced Switching for Investment Funds – allows same-day investment fund switching by providing customers with a bridging advance so they can capture market opportunities as they arise. Hang Seng was the first fund distributor in the market offering a service of this kind.

Private banking business continued to expand as we increased our resources to grow our customer base, product range and investment portfolio.

Insurance

Hang Seng has been strengthening its market leadership in Hong Kong in the provision of insurance products, particularly life insurance and medical insurance.

Taking advantage of the Bank's large customer base, Hang Seng maintained the growth momentum of the life insurance business during the year. Insurance commissions and underwriting profit grew by 15.6% to HK$1,310 million from HK$1,133 million, which was mainly attributable to strong growth in the life insurance business.

Annualised premiums grew by 43.5% and underwriting profits (including embedded value) by 22.3%. General insurance income, however, fell by 4.6% due to higher claims for certain types of insurance.

New insurance products included the Bank's Evergreen Medical Protection Plan, Hong Kong's first medical protection plan for those who are retired or about to retire, and the enhanced Hospital Cash Plan with coverage that includes double cash benefits for specific infectious diseases.

Also launched were the Life Long Reward Protection Plan, which combines lifetime guaranteed savings and protection with a short payment period, and the All Years Reward Life Insurance Plan – an all-in-one plan that helps customers reach their medium and short-term savings goals, while providing them with a yearly cash reward and double life protection.

Consumer Lending

In 2004 the Bank diversified its loan portfolio by expanding consumer lending, as the economy improved and consumer confidence returned. Excluding the fall of HK$3.9 billion in mortgages under the suspended Government Home Ownership Scheme, there was a growth of 3.1% in consumer lending.


HANG SENG BANK
LIMITED


Prestige
優越


提供
A股買賣及
A股相關基金
為你打開
中國內地投資大門

Credit card advances grew by 20.3%. The number of credit cards in issue rose by 18.7% to 1,153,000, and spending was up by 46.6% from the year before. Against a backdrop of falling bankruptcies and unemployment rates, credit card charge-off improved substantially. The annualised credit card charge-off ratio for 2004 fell to 3.21%, compared with the industry average of 4.73%.

Other lending to individuals, mainly overdraft, personal and tax loans, rose by 41.0%.

The Bank's mortgage portfolio yield fell further in the highly competitive mortgage market. The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 202 basis points below BLR for 2004, before accounting for the effect of cash incentive payments. This compared with 177 basis points below BLR in 2003. Cash incentive payments on new mortgage loans of HK$157 million were written off against interest income in 2004 compared with HK$130 million in 2003.

With the turnaround in the local economy and the property market, there was a net release of mortgage provisions, reflecting the improvement in delinquency, higher recoveries from disposal of repossessed properties and substantial improvement in negative equity position.

During the year, Hang Seng launched a Customised Repayment Plan for residential mortgages, giving customers more flexibility in choosing the instalment amount and for arranging repayment. The Bank also entered into a new Delegated Underwriting Arrangement in April with the Hong Kong Mortgage Corporation. This Arrangement allows customers to enjoy a convenient one-stop approval service for mortgage loans with a loan ratio of up to 90%. Hang Seng was the first bank in Hong Kong to offer such a service.

In September 2004, Hang Seng launched a 95% "Top Up" Mortgage Plan for selected primary market mortgages. In January 2005, the Bank extended the combined age of the property and loan tenor requirement for mortgage loans from 40 years to a maximum of 60 years for quality residential estates. The Bank also extended its 95% "Top Up" Mortgage Plan from primary to secondary market properties. The new mortgage plans provide more options to customers and greater flexibility for financing their homes.

COMMERCIAL BANKING

Commercial Banking, which reported a growth of 83.1% in profit before tax, contributed 16.1% of the Bank's pre-tax profit in 2004. Strong growth of 37.5% was recorded in customer advances and 25.2% in net interest income. Other operating income rose by 12.5%, mainly as the result of the growth in trade services. There were net releases in specific and general provisions of HK$601 million.

Commercial Banking serves the middle market enterprise (MME) and small and medium size enterprise (SME) sectors in Hong Kong and the Mainland. In both sectors, progress was made in expanding the customer base and scope of services offered. Commercial Banking strengthened its SME business banking team and focused on high growth industries benefiting from the rebounding local economy. Business e-Banking and Integrated Business Solutions Accounts were also promoted to enhance service to smaller customers.

SME advances rose by 49.7% in trade finance and lending for the expansion of production capacity and distribution networks.

Trade finance and other lending to MME customers grew by 31.3%, as Commercial Banking took further advantage of its strong relationship management team and trade service capabilities to provide customers with a total financial services solution.

CORPORATE AND INSTITUTIONAL BANKING

In 2004 Corporate and Institutional Banking recorded growth of 6.0% in profit before tax, with an increase of 9.8% in net interest income, following a growth of 12.3% in customer advances. The operating results also benefited from a net release in provisions for bad and doubtful debts, as non-performing loans decreased in the improved economic environment. The increase in corporate financing activities provided more opportunities for business, although lending margins remained under pressure.

In 2004 Corporate and Institutional Banking contributed 6.1% of the Bank's pre-tax profit.

Corporate and Institutional Banking was successful in expanding its loan book despite keen market competition in 2004. A total of 192 deals amounting to HK$44,307 million was recorded, an increase of 35.5% in amount and a rise of 12.3% in deals.

TREASURY

Treasury reported growth of 5.5% in profit before tax and contributed 18.0% of the Bank's pre-tax profit. Net interest income reduced marginally by 1.1%, as higher yielding securities matured and were replaced at lower yields. Dealing profit rose by 33.1%, reflecting the improvement in proprietary trading, increase in corporate treasury services and the growth in structured investment products.

The main strategic focus of Treasury in terms of balance sheet management was to enhance the portfolio yield by redeploying more funds from interbank placement to capital market investments, while maintaining prudent credit and market risk.

Although balance sheet management contributed the major portion of Treasury's income, there was also strong growth in proprietary trading and customer driven business in 2004.

To increase non-interest income, Treasury launched more structured products, strengthened its sales and service capabilities, and extended its sales channels to e-Banking and branches.

Foreign exchange trading, which benefited from a volatile market and increased customer flows, showed strong performance in the year.

E-BANKING

Hang Seng provides a full range of online services to make banking more convenient for customers and to reduce operating costs.

In 2004 the Bank launched more e-Banking services, including e-Statements and e-IPOs, as well as online subscriptions for retail bonds, FX transactions and loan applications.

Hang Seng enhanced its lifestyle banking services in March with the launch of a dedicated lifestyle banking website. Through this service, customers can gain access to the latest information on wealth management services and promotional privileges as well as a wide array of value-added activities and benefits.

More than 430,000 users were registered for our personal e-Banking services at the end of December 2004, an increase of 27.6% from the last year end. The number of internet transactions represented 27.5% of total transactions in December, up from 23.1% a year ago. Counter transactions in 2004 dropped to 12.2% of all transactions, down from 13.3% a year earlier.

The number of Business e-Banking customers in 2004 grew to over 19,700 by year-end.

In 2005 the Bank will increase the scope of its online investment product offerings to include gold margin trading, ELI trading and fund switching.





THE MAINLAND MARKET

FROM ESTABLISHING A STRATEGIC PARTNERSHIP WITH INDUSTRIAL BANK TO EXPANDING OUR NETWORK AND SERVICES IN THE WORLD'S POTENTIALLY LARGEST CONSUMER MARKET...

OUR GROWING PRESENCE IN MAINLAND CHINA ENABLES US TO GROW OUR CUSTOMER BASE THERE AND GIVES US A FIRM FOUNDATION FOR OUR FUTURE DEVELOPMENT.



BUSINESS IN THE MAINLAND

As Hong Kong is a mature and highly competitive market, Hang Seng is looking to the Mainland for long-term expansion. The further liberalisation of the financial market will provide increasing opportunities for the Bank to capitalise on the rapidly expanding economy and enormous growth potential of the Mainland market.

OUR EXPANDING NETWORK

Hang Seng's network in the Mainland underwent further expansion during the year. A sub-branch in the Gubei district of Shanghai opened for business in September 2004, and the Bank's first sub-branch in Shenzhen began operating in January 2005.

The Bank is also planning to open a new branch in Beijing and a third sub-branch in Shanghai in the second half of 2005. Hang Seng's network in the Mainland will then increase to six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing); four sub-branches (in Shanghai and Shenzhen); and one representative office (in Xiamen).

The Bank has also applied to open a representative office in Dongguan.

As at 31 December 2004, the total number of staff within the Mainland operation exceeded 300, an increase of nearly 60% from a year ago.


SENG BANK

(Left) Together with its two sub-branches, the Shanghai branch offers a wide range of foreign currency banking services.

(Middle) Mr Chen Yingchun, Vice Mayor of Shenzhen, and Mr Vincent Cheng officiate at the opening of Hang Seng's first Shenzhen sub-branch.

(Right) Industrial Bank – Hang Seng's strategic partner in the Mainland – launches its first international dual currency credit card bearing the Hang Seng logo.

PERSONAL FINANCIAL SERVICES (PFS)

The Bank's PFS in the Mainland currently cover a wide range of products and services – such as deposits and Prestige Banking – targeted at affluent customers in the coastal cities.

The Bank also offers mortgage financing in the Mainland in RMB, and Hong Kong and US dollars.

To bring in new business, Hang Seng added staff to its direct sales teams and expanded its product offerings. Investment products such as capital protection investment deposits were launched in Shanghai in late December. MaxiInterest Investment Deposits were also offered at branches and sub-branches in Shanghai, Guangzhou and Shenzhen.

RENMINBI (RMB) SERVICES

In 2004 the Bank's Shanghai, Guangzhou and Shenzhen branches started offering RMB services to domestic companies. Since November, the Fuzhou branch has been offering RMB services to foreign passport holders and residents of Hong Kong, Macau and Taiwan, and foreign-invested enterprises.

In November Industrial Bank Co Ltd launched its first international dual currency credit card bearing the Hang Seng logo. The new card is targeted at the growing number of Mainland travellers to Hong Kong and Macau and allows them to enjoy preferential offers at retail outlets in Hong Kong.

In Hong Kong, the Bank launched the Hang Seng RMB Credit Card for frequent visitors to the Mainland, where it is accepted at over 400,000 merchant outlets displaying the China UnionPay (CUP) acceptance logo.

Also during the year, Hang Seng Bank began offering RMB services, including deposits, currency exchange and remittances, to its Hong Kong personal customers.

CAPTURING GROWTH

Hang Seng's Mainland branches were able to expand their loan books, trade business and personal financial services as a result of the increased number of outlets, marketing activities and co-operation with the Bank's business units in Hong Kong.

These branches were successful in attracting Hong Kong and Taiwan enterprises with manufacturing arms in the Mainland, particularly in the Pearl River and Yangtze River delta regions.

There was an 85% increase in PFS customers during the year, which led to strong growth in both loans and deposits. As at 31 December 2004, total loans grew by 95% over the same period last year; the corresponding growth in deposits was 84%.




HANG SENG BANK



FROM EXCEEDING OUR TARGET OF DOUBLING

SHAREHOLDER VALUE IN 1999 TO 2003,

TO ACHIEVING RECORD RESULTS IN 2004...



SHAREHOLDER RETURN

OUR RETURN ON EQUITY DEMONSTRATES THE EARNINGS CAPABILITY OF HANG SENG FOR SHAREHOLDERS.

FINANCIAL PERFORMANCE

Profit and loss account

Summary of financial performance (HK$m)	2004	2003
Operating profit before provisions	**11,830**	11,475
Profit on ordinary activities before tax	**13,367**	11,137
Profit attributable to shareholders	**11,395**	9,539
Earnings per share (HK$)	**5.96**	4.99

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported a profit attributable to shareholders of HK$11,395 million for 2004, representing growth of 19.5 per cent compared with 2003. Earnings per share of HK$5.96 was 19.4 per cent higher than 2003.

Operating profit before provisions rose by HK$355 million, or 3.1 per cent, to HK$11,830 million. The 22.4 per cent growth in other operating income outweighed a 4.8 per cent fall in net interest income and an 8.2 per cent rise in operating expenses. Wealth management businesses in particular performed strongly, with income growth of 35.1 per cent reflecting the strength of securities services, retail investment product sales and private banking. Wealth management income also benefited from the active stock market and positive investor sentiment. Life insurance made further advances in market share and profitability as the range of products providing protection and investment benefits was extended. Trade services and credit cards also performed well in business volume and fees and commissions. Dealing profits recorded strong growth from trading results, as well as the provision of corporate treasury services and the packaging of structured investment products. Net interest income fell despite the growth in average interest earning assets and customer advances, reflecting the exceptionally low HK dollar interest rates throughout the year that significantly reduced deposit spreads. Loan margins, in particular mortgages and corporate lending, were further squeezed amidst fierce market competition and ample market liquidity.

Operating profit after provisions rose 18.4 per cent after accounting for the release of HK$814 million in provisions for bad and doubtful debts, compared with a charge of HK$792 million last year. Specific provisions showed a net release of HK$2 million, compared with a net charge of HK$798 million last year. This was the combined effect of lower new and additional charges, and higher releases and recoveries from doubtful accounts. Credit card losses reduced significantly, as bankruptcy and unemployment rates continued to fall. There was a net release of provisions in respect of mortgages, reflecting the improvement in delinquency, higher recoveries from disposal of repossessed properties and substantial improvements in the negative equity position. This was the result of the sharp rally in property prices, with strong demand in particular in the primary sector, reflecting an improved debt servicing capability in the improving economic environment. Corporate and commercial banking accounts also showed a net release in provisions with substantially lower new charges as the financial position of corporate customers continued to improve, in line with the strong growth in the local economy. A total of HK$812 million was released from general provisions during the year in light of historical loss experience and the improving credit environment.

Profit before tax amounted to HK$13,367 million, which was HK$2,230 million, or 20.0 per cent, higher than 2003, after accounting for the surplus on property revaluation and the share of profits from associated companies. The increase in the share of associated companies' profit was attributable to Industrial Bank Co., Ltd, in which the bank acquired an interest of 15.98 per cent in May 2004.

Attributable profit, after taxation and minority interests, rose by HK$1,856 million, or 19.5 per cent. Excluding the impact of the release in general provisions and the related deferred taxation, attributable profit for 2004 increased by HK$1,191 million, or 12.5 per cent, over 2003.

Operating Profit Analysis


HK$m
13,000
12,500
12,000
11,500
11,000
10,500
10,000
9,500
03
04
2003 Operating Profit 10,683
Changes due to:
Net Interest Income (489)
Other Operating Income 1,165
Operating Expenses (321)
Provisions for Bad and Doubtful Debts 1,606
2004 Operating Profit 12,644

Total Operating Income


HK$bn
20
15
10
5
00
01
02
03
04
Total Operating Income
Other Operating Income
Net Interest Income

Economic profit

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the year 2004, economic profit was HK$7,297 million, an increase of HK$2,296 million, or 45.9 per cent, over last year. This was attributable to the growth of HK$1,637 million in profit after tax (adjusted for non-cash items) and the reduction of HK$659 million in cost of capital, following management's decision to revise the capital cost from 15.0 per cent to 11.6 per cent to reflect changes in long-term interest rates and equity risk premia. The trend of economic profits in the analysis indicates that Hang Seng continues to create value for its shareholders.

Economic profit (HK$m)	2004	%	2003	%
Average invested capital	**34,494**		31,021	
Return on invested capital*	**11,286**	**32.7**	9,649	31.1
Cost of capital	**(3,989)**	**(11.6)**	(4,648)	(15.0)
Economic profit	**7,297**	**21.1**	5,001	16.1

* Return on invested capital represents profit after tax adjusted for non-cash items.

Net interest income

Net interest income (HK$m)	2004	2003
Interest income	**12,471**	12,846
Interest expense	**(2,781)**	(2,667)
Net interest income	**9,690**	10,179
Average interest-earning assets	**474,219**	446,978
Gross interest yield (% p.a.)	**2.63**	2.87
Net interest spread (% p.a.)	**1.97**	2.21
Net interest margin (% p.a.)	**2.04**	2.28

Net interest income decreased by HK$489 million, or 4.8 per cent, compared with 2003 although average interest-earning assets grew by HK$27.2 billion, or 6.1 per cent. Net interest margin narrowed by 24 basis points to 2.04 per cent with a reduction in net interest spread of 24 basis points to 1.97 per cent. Contribution from net free funds remained at the same level of 0.07 per cent as last year.

Spreads on HK dollar deposits fell by 7 basis points, or HK$332 million, as in the low interest rate environment, the Bank was unable to reduce deposit rates paid to customers. With abundant market liquidity there was also fierce market competition in the mortgage sector, with a consequent reduction in portfolio yields and an increase in incentive payments. The surplus liquidity also depressed corporate lending margins which fell by 6 basis points. The average spread of the securities portfolio fell as higher yielding papers matured and were replaced at lower yields.

The negative impact of the above on net interest income and net interest margin was mitigated by the growth in average interest earning assets of 6.1 per cent and a change in the asset mix as the bank sought diversification of the loan portfolio to higher yielding card and personal advances, trade finance and SME loans. Investment in debt securities increased by 20.1 per cent as funds were re-deployed from short-term interbank placings to debt securities for yield enhancement.

The impact of the individual factors on net interest income and net interest margin is analysed below:

	(HK$m) Net interest income	(Basis points) Net interest margin
Repricing of higher yielding debt securities	(474)	(10)
Reduction in deposit spread	(332)	(7)
Fall in mortgages portfolio yield	(285)	(6)
Compression in corporate loan margin	(285)	(6)
Change in average asset mix	238	5
Growth in average interest-earning assets	649	–
	(489)	(24)

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 202 basis points below BLR for 2004, before accounting for the effect of cash incentive payments. This compared with 177 basis points below BLR in 2003. Cash incentive payments on new mortgage loans of HK$157 million have been written off against interest income in 2004, compared with HK$130 million in 2003.

Compared with the first half of 2004, net interest income in the second half of 2004 improved by HK$268 million, or 5.7 per cent, with a 5 basis points increase in net interest margin to 2.07 per cent. Net interest spread increased by 4 basis points to 1.99 per cent and contribution from net free funds rose by 1 basis point to 0.08 per cent. Deposit spreads improved due to higher market interest rates in the second half of the year, which in turn benefited the contribution of net free funds. Growth in customer advances and higher interest recoveries from doubtful accounts also contributed to the increase in net interest income in the second half of the year.

The average balance sheet analysis on page 31 shows the average balances, interest income/expense and average interest rates of individual assets and liabilities in 2004 as compared with 2003.

	Year ended 31 December 2004			Year ended 31 December 2003		
	Average balance HK$m	**Interest income HK$m**	**Yield %**	Average balance HK$m	Interest income HK$m	Yield %
Assets						
Short-term funds and placings with banks	**75,038**	**1,820**	**2.43**	90,811	1,816	2.00
Advances to customers	**243,273**	**6,870**	**2.82**	226,892	7,306	3.22
Debt securities	**155,908**	**3,781**	**2.42**	129,275	3,724	2.88
Total interest-earning assets	**474,219**	**12,471**	**2.63**	446,978	12,846	2.87
Provisions for bad and doubtful debts	**(1,696)**	**–**	**–**	(2,688)	–	–
Non interest-earning assets	**35,848**	**–**	**–**	29,518	–	–
Total assets and interest income	**508,371**	**12,471**	**2.45**	473,808	12,846	2.71

	Average balance HK$m	**Interest expense HK$m**	**Cost %**	Average balance HK$m	Interest expense HK$m	Cost %
Liabilities						
Current, savings and time deposit accounts	**396,815**	**2,265**	**0.57**	385,394	2,249	0.58
Debt securities in issue	**9,857**	**231**	**2.34**	10,893	279	2.56
Deposits from banks	**11,264**	**203**	**1.80**	2,551	31	1.22
Other interest-bearing liabilities	**3,120**	**82**	**2.63**	3,680	108	2.93
Total interest-bearing liabilities	**421,056**	**2,781**	**0.66**	402,518	2,667	0.66
Non-interest bearing current accounts	**27,690**	**–**	**–**	17,177	–	–
Shareholders' funds and other non-interest bearing liabilities	**59,625**	**–**	**–**	54,113	–	–
Total liabilities and interest expenses	**508,371**	**2,781**	**0.55**	473,808	2,667	0.56

Other operating income

Other operating income recorded strong growth of HK$1,165 million, or 22.4 per cent, and contributed 39.6 per cent of total operating income compared with 33.8 per cent in 2003.

Net fees and commissions benefited from private investor sentiment and a buoyant stock market, with net income rising 30.7 per cent, driven by strong growth of 55.1 per cent in securities broking and related services, 50.8 per cent in retail investment products and funds under management, and 6.7 per cent in card services. Trade services rose 14.8 per cent on the back of strong regional trade flows.

Dealing profits grew 27.0 per cent, mainly in foreign exchange income. This was the result of the improvement in proprietary trading, growth in corporate treasury services and the increase in profit on market-linked investment products provided to customers. Insurance commissions and underwriting profit together grew by 15.6 per cent. Life insurance underwriting profit grew by 22.3 per cent following a growth of 43.5 per cent in annualised premium from a wider range of products with enhanced protection and investment returns.

Analysis of income from wealth management businesses included in other operating income

Income from wealth management businesses (HK$m)	**2004**	2003
Investment income		
– retail investment products and funds under management	**1,502**	996
– securities/stockbroking	**560**	361
– margin trading	**66**	55
Total investment income	**2,128**	1,412
Insurance income		
– life (including embedded value)	**1,041**	851
– general and others	**269**	282
Total insurance income	**1,310**	1,133
Total	**3,438**	2,545

Income from wealth management grew strongly by 35.1 per cent to HK$3,438 million, representing 54.0 per cent of total other operating income, boosted by 50.7 per cent growth in investment services income and 22.3 per cent growth in life insurance income.

Income from retail investment products and funds under management increased by HK$506 million, or 50.8 per cent, reflecting the Bank's successful product strategy of structuring products to meet specific customer investment needs. This resulted in an increase of 29.8 per cent in the sales of investment funds and structured products, including capital guaranteed funds, unit trust funds and structured instruments linked to the foreign exchange, equity and interest rate markets.

Of particular note was the expansion of the Hang Seng series of investment funds which added 29 funds structured to capture growth potential in the global, Asia, Hong Kong and mainland China equities markets, as well as the commodity and property markets. Private banking business continued to expand in terms of customer base, product range and investment portfolio. Total funds under management, including discretionary and advisory, grew by HK$32.1 billion, or 55.4 per cent, compared with the end of last year.

Income from stockbroking and related securities services rose by 55.1 per cent compared with last year, reflecting the growth in stock market activities. Riding on the buoyant stock market and large IPO issues, promotional campaigns were launched to grow securities accounts and boost trading turnover.

The growth momentum of the life insurance business continued, further penetrating the Bank's large customer base. The launch of new products providing enhanced protection and investment benefits, together with targeted marketing campaigns, boosted annualised premium growth by 43.5 per cent. Underwriting profits (including embedded value) grew 22.3 per cent. General insurance income, however, fell by 4.6 per cent due to higher claims for certain types of insurance.

Other Operating Income for 2004


1.5% Dividend Income
3.2% Rental Income from Investment Properties
6.1% Other
16.1% Net Dealing Profits
Net Fees and Commissions Receivable 52.5%
Insurance Underwriting 20.6%

Operating expenses

Operating expenses increased by HK$321 million, or 8.2 per cent, to HK$4,223 million. Staff costs increased by HK$144 million, or 7.0 per cent, mainly due to the increase in average headcount number and the provision for performance based staff bonuses. Depreciation reduced by HK$12 million, or 3.6 per cent, while premises and equipment expenses rose by HK$48 million, or 5.9 per cent, mainly due to the increase in IT expenditure. Other operating expenses rose by HK$141 million, or 19.5 per cent, mainly in marketing expenditure to support the increased focus on the sale of personal investment products and card services, and processing costs as further activities were outsourced to Group service centres in Guangzhou and Shanghai.

Full-time equivalent staff (FTEs) increased by 262 in 2004, mainly to support the expansion on the Mainland where one new sub-branch was opened in Shanghai during the year and where new licences were obtained to conduct renminbi business in the Shenzhen and Fuzhou branches. Staff increases were also noted in personal financial services, where 80 financial planning managers were added as part of the strategy to develop customer structured solutions. During the year, further back office processes, including cards, phone banking and trade finance with a total 129 FTEs were migrated to Group service centres.

The cost:income ratio in 2004 was 26.3 per cent (25.4 per cent in 2003).

Provisions for bad and doubtful debts

Net charge to profit and loss account (HK$m)	2004	2003
Net charge/(release) for bad and doubtful debts		
Specific	**(2)**	798
General	**(812)**	(6)
Total	**(814)**	792
Average gross advances to customers	**244,472**	227,814
Net charge/(release) for bad and doubtful debts as a percentage of average gross advances to customers		
Specific	**–**	0.3%
General	**0.3%**	–
Total	**0.3%**	0.3%

Provisions for bad and doubtful debts showed a net release of HK$814 million compared with a net charge of HK$792 million for last year. Specific provisions showed a net release of HK$2 million against a net charge of HK$798 million for the previous year. This was the combined effect of the reduction of HK$703 million, or 60.2 per cent, in new and additional provisions and an increase of HK$97 million, or 26.3 per cent, in releases and recoveries. Credit card losses reduced significantly, as bankruptcy and unemployment rates continued to fall. There was a net release of mortgage provisions, reflecting lower delinquency levels, reduced negative equity and larger recoveries from disposal of repossessed properties. This reflected the strong rally in property prices and improvement in debt servicing capability

Operating Expenses for 2004


7.5% Depreciation
20.2% Premises and Equipment
Staff Costs 51.8%
Other Operating Expenses 20.5%

in an improving economic environment. Corporate accounts also showed a net release as new and additional provisions reduced significantly, following the improvement in the financial position of corporate customers. A total of HK$812 million was released from general provisions during the year in light of historical loss experience and the improving credit environment.

Advances to customers and provisions (HK$m)

	2004	2003
Gross advances to customers*	**252,940**	231,999
Specific provisions	**(778)**	(1,432)
General provisions	**(289)**	(1,101)
Advances to customers**	**251,873**	229,466
Gross non-performing advances*	**2,169**	5,243
Non-performing advances* as a percentage of gross advances to customers*	**0.9%**	2.3%
Provisions as a percentage of gross advances to customers*		
Specific provisions	**0.31%**	0.62%
General provisions	**0.11%**	0.48%
Total provisions	**0.42%**	1.10%
Specific provisions as a percentage of gross non-performing advances*	**35.9%**	27.3%

* After deduction of interest in suspense

** After deduction of interest in suspense and provisions.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$3,074 million, or 58.6 per cent, to HK$2,169 million, compared with the end of 2003. Irrecoverable balances of HK$761 million were written off against provisions. Corporate non-performing advances reduced significantly by HK$2,332 million, comprising large repayments and upgrades totalling HK$2,500 million and a small amount of HK$168 million from new non-performing accounts. The level of non-performing mortgages and card advances at 31 December 2004 also reduced compared with the prior year, reflecting the improving economic environment, and falling bankruptcy and unemployment levels. The ratio of gross non-performing advances to gross advances to customers further improved to 0.9 per cent from 2.3 per cent at the end of 2003.

Net Charge for Bad and Doubtful Debts


HK$m
1,000
800
600
400
200
0
-200
-400
-600
-800
-1,000
00
01
02
03
04
Specific Provisions
General Provisions

Total Provisions as a Percentage of Gross Advances to Customers


In percentage
2.5
2.0
1.5
1.0
0.5
00
01
02
03
04
Specific Provisions
General Provisions

Profit on tangible fixed assets and long-term investments

Profit on disposal of tangible fixed assets and long-term investments fell by HK$29 million, or 6.3 per cent, to HK$432 million, being the net result of the lower profit on disposal of debt securities and equities, and the increase in profit on disposal of investment properties.

Property revaluation

Hang Seng's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, at 30 September 2004, who confirmed that there had been no material change in valuations at 31 December 2004. The valuations were carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a surplus of HK$2,224 million, of which HK$1,821 million (net of deferred tax amounting to HK$255 million) has been credited to the Bank's revaluation reserves at 31 December 2004. The remaining amount of HK$148 million has been credited to the profit and loss account, being reversal of the previous revaluation deficit which had arisen when the market value of certain premises fell below depreciated historical cost.

Balance sheet

Total assets

Total assets grew HK$45.7 billion, or 9.1 per cent, to HK$548.6 billion at 31 December 2004. Advances to customers recorded an encouraging growth of 9.8 per cent, mainly in advances to the industrial and commercial sectors and trade finance, in line with the strong growth in regional trade flows. Card and personal loans also reported robust growth. Private sector residential mortgages rose slightly in a fiercely competitive market, while mortgages under the suspended Government Home Ownership Scheme (GHOS) continued to fall. Customer deposits, including certificates of deposit, rose by 5.3 per cent against last year-end. The advances to deposits ratio rose to 54.4 per cent at 31 December 2004 compared with 52.2 per cent at 31 December 2003, the effect of a faster paced growth in customer advances than in customer deposits during 2004.

Total Assets, Customer Deposits and Advances to Customers


HK$bn
600
500
400
300
200
100
00
01
02
03
04
Total Assets
Customer Deposits
Advances to Customers

Advances to Deposits Ratio


In percentage
60
50
40
00
01
02
03
04

Assets deployment

At 31 December (HK$m)	2004	%	2003	%
Cash and short-term funds	**68,198**	**12.4**	71,903	14.3
Placings with banks maturing after one month	**16,231**	**3.0**	18,029	3.6
Certificates of deposit	**33,590**	**6.1**	28,683	5.7
Investment securities	**139,891**	**25.5**	115,113	22.9
Advances to customers	**251,873**	**45.9**	229,466	45.6
Other assets*	**38,842**	**7.1**	39,765	7.9
Total assets	**548,625**	**100.0**	502,959	100.0

* Amounts due from immediate holding company and fellow subsidiary companies are included under other assets.

Assets Deployment for 2004


3.0% Placings with Banks Maturing After One Month
6.1% Certificates of Deposit
7.1% Other Assets
12.4% Cash and Short-term Funds
Advances to Customers 45.9%
Investment Securities 25.5%

Assets Deployment for 2003


3.6% Placings with Banks Maturing After One Month
5.7% Certificates of Deposit
7.9% Other Assets
14.3% Cash and Short-term Funds
Advances to Customers 45.6%
Investment Securities 22.9%

Investment securities

Investment in held-to-maturity debt securities rose by HK$24.3 billion, or 21.8 per cent, to HK$136.1 billion, with funds re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities amounted to HK$137.0 billion, with an unrealised gain of HK$895 million at 31 December 2004.

Advances to customers

Advances to customers (after deduction of interest in suspense and provisions) recorded a growth of HK$22.4 billion, or 9.8 per cent, to HK$251.9 billion at 31 December 2004.

Lending to the commercial sectors grew by HK$12.4 billion, or 13.4 per cent, during 2004. Property development and investment rose 12.0 per cent. Wholesale and retail trade, manufacturing, and transport and transport equipment reported strong growth of 24.8 per cent, 71.7 per cent and 10.2 per cent respectively. Other, including conglomerates engaged in diversified lines of business, rose by 24.2 per cent.

Trade finance advances recorded an encouraging growth of HK$4.2 billion, or 37.3 per cent. This reflected strong regional trade flows and the success of the Bank in further expanding the commercial banking business by leveraging on strong relationship management, customised trade solutions and e-services.

Lending to individuals fell by HK$1.1 billion, or 0.9 per cent. Excluding the fall of HK$3.9 billion in mortgages under the suspended GHOS, there was a growth of 3.1 per cent in individual lending. Credit card advances grew by 20.3 per cent with an expanded card base and card spending. Other lending to individuals, mainly personal and tax loans, together rose 23.2 per cent, reflecting improved consumer and investor confidence. Residential mortgages rose slightly by 0.5 per cent, in an intensely competitive market environment. Despite the strong growth in new mortgages drawdown, early repayment rose significantly in an active property market.

Gross advances for use outside Hong Kong rose by HK$5.4 billion, or 81.0 per cent, mainly reflecting the encouraging growth in the loan portfolios of Mainland branches.

Customer deposits

Current, savings and other deposit accounts, including certificates of deposit and other debt securities in issue, increased by HK$23.5 billion, or 5.3 per cent, to HK$463.4 billion, compared with HK$439.9 billion at 31 December 2003. Customer deposit accounts rose by HK$15.3 billion, or 3.6 per cent. The growth was mainly recorded in savings and current accounts while time deposits fell in the low interest rate environment.

Certificates of deposit and other debt securities in issue rose by HK$8.2 billion, or 102.8 per cent, to HK$16.1 billion.

Structured deposits, certificates of deposit and other instruments with returns linked to currency, interest rate and other market indices, totalling HK$10.7 billion. A growth of 97.2 per cent was recorded as new products were introduced to satisfy customer demand for yield enhancement products in the low interest rate environment.

Customer Deposits for 2004



3.5% Certificates of Deposit and Other Debt Securities in Issue
12.4% Current Accounts
35.6% Time and Other Deposits
Savings Accounts **48.5%**

Customer Deposits for 2003



1.8% Certificates of Deposit and Other Debt Securities in Issue
11.0% Current Accounts
40.4% Time and Other Deposits
Savings Accounts **46.8%**

Shareholders' funds

At 31 December (HK$m)	2004	2003
Share capital	**9,559**	9,559
Retained profits	**21,395**	19,720
Premises and investment properties revaluation reserves	**7,564**	5,813
Long-term equity investment revaluation reserve	**935**	1,009
Capital redemption reserve	**99**	99
	39,552	36,200
Proposed dividends	**3,633**	3,441
Shareholders' funds	**43,185**	39,641
Return on average shareholders' funds (% p.a.)	**27.6**	23.4

Shareholders' funds (excluding proposed dividends) rose by HK$3,352 million, or 9.3 per cent, to HK$39,552 million at 31 December 2004. Retained profits also increased by HK$1,675 million. Premises and investment properties revaluation reserves rose by HK$1,751 million, reflecting the rise in the property market.

The return on average shareholders' funds was 27.6 per cent, compared with 23.4 per cent in 2003, reflecting the growth in attributable profit.

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries in 2004.

Funds under management

Funds under management (HK$m)	2004	2003
At 1 January	**57,861**	40,608
Additions	**70,619**	48,069
Withdrawals	**(43,166)**	(33,526)
Value change	**4,213**	1,855
Exchange adjustments	**405**	855
At 31 December	**89,932**	57,861

Funds under management of HK$89,932 million were HK$32,071 million, or 55.4 per cent, higher than at 31 December 2003, due to expansion of our asset management and private banking businesses.

CAPITAL MANAGEMENT

Capital resources management

Analysis of capital base and risk-weighted assets (HK$m)	2004	2003
Capital base		
Tier 1 capital		
Share capital	**9,559**	9,559
Retained profits	**20,560**	19,084
Capital redemption reserve	**99**	99
Less: goodwill	**(302)**	–
Total	**29,916**	28,742
Tier 2 capital		
Premises and investment properties revaluation reserves	**5,322**	4,096
Long-term equity investment revaluation reserve	**625**	688
General loan provisions	**289**	1,101
Total	**6,236**	5,885
Unconsolidated investments and other deductions	**(2,829)**	(1,283)
Total capital base after deductions	**33,323**	33,344
Risk-weighted assets		
On-balance sheet	**259,429**	234,251
Off-balance sheet	**16,577**	15,047
Total risk-weighted assets	**276,006**	249,298
Total risk-weighted assets adjusted for market risk	**277,029**	253,326
Capital adequacy ratios		
After adjusting for market risk		
Tier 1*	**10.8%**	11.3%
Total*	**12.0%**	13.2%
Before adjusting for market risk		
Tier 1	**10.8%**	11.5%
Total	**12.1%**	13.4%

* The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

The total capital ratio fell by 1.2 percentage points to 12.0 per cent at 31 December 2004, compared with 13.2 per cent at 31 December 2003. The capital base at 31 December 2004 was maintained at HK$33.3 billion, the same level as at the previous year-end. The rise in premises and investment properties revaluation reserves and retained profits has been offset by the deduction of the cost of investment in Industrial Bank Co., Ltd (IB) and the release of general provisions. Risk-weighted assets adjusted for market risk grew by 9.4 per cent, mainly attributable to the increase in advances to customers and debt securities holdings.

The deduction of goodwill from tier 1 capital base on acquisition of the IB investment, and the growth in risk-weighted assets, caused the tier 1 capital ratio to fall by 50 basis points to 10.8 per cent.

RISK MANAGEMENT

Risk management is an integral part of Hang Seng's business management. The most important types of risks to which Hang Seng is exposed to are credit risk, liquidity risk, market risk and operational risk. Hang Seng's risk management policy is designed to identify and analyse risks, to set appropriate risk limits and to monitor these risks and limits continually by means of reliable and up-to-date management information systems. Hang Seng's risk management policies and major control limits are approved by the Board of Directors and they are monitored and reviewed regularly by the Executive Committee and Audit Committee.

Credit risk

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. Hang Seng has dedicated standards, policies and procedures in place to control and monitor all such risks.

Credit Risk Management (CRM) is mandated to provide centralised management of credit risk. CRM is headed by the Chief Credit Officer who reports to the Chief Executive and functionally reports to the HSBC Group Credit and Risk. Hang Seng conforms with the HSBC Group standards in establishing its credit policies. The responsibilities of CRM include the following:

- Formulating high level credit policies which are embodied in the Credit Risk Manual as approved by the Board of Directors;

- Establishing and maintaining Hang Seng's Large Credit Exposure Policy. This policy sets controls over the maximum level of Hang Seng's exposure to customers and customer groups and other risk concentrations in an approach which is designed to be more conservative than internationally accepted regulatory standards;

- Issuing Lending Guidelines to provide business units with clear guidance on Hang Seng's attitude towards and appetite for lending to, inter alia, specified market sectors, industries, and products. They are regularly updated and provided to all credit and marketing executives;

- Undertaking an independent review and objective assessment of risk. CRM assesses all commercial non-bank credit facilities over designated limits originated by business units, prior to the facilities being offered to the customer. Renewals and reviews of commercial non-bank facilities over designated levels are also subject to such independent review and assessment;

- Controlling exposures to banks and financial institutions. As full authority has been devolved to HSBC Group Credit and Risk to approve Hang Seng's credit and settlement risk limits to counterparties in the financial and government sectors, Hang Seng CRM co-ordinates with the dedicated unit within Group Credit and Risk which controls and manages these exposures on a global basis using centralised systems and automated processes;

- Controlling cross-border exposures. Similar to the control of exposures to banks and financial institutions, CRM co-ordinates with the dedicated unit within Group Credit and Risk to control country and cross-border risk using centralized systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined taking into account economic and political factors together with local business knowledge. Transactions with countries deemed to be higher risk are considered on a case-by-case basis;

- Controlling exposure to selected industries. CRM controls Hang Seng's exposure to the shipping and aviation industries, and closely monitors exposures to other industries such as telecommunications, insurance and commercial real estate. Controls and restrictions on new business or the capping of exposure may be introduced where necessary;

- Maintaining facility grading process. Hang Seng adopts HSBC's grading structure which contains seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. For banks, the grading structure involves ten tiers, six of which cover satisfactory risk. It is the responsibility of the final approving executive to approve the facility grade. Facility grades are subject to frequent review and amendments, where necessary, are required to be undertaken promptly;

- Reporting to senior executives on aspects of the Hang Seng loan portfolio. Credit Committee, Executive Committee, Audit Committee, the Board of Directors and Group Credit and Risk also receive regular reports;

- Managing and directing credit-related systems initiatives; and

- Providing advice and guidance to business units on various credit-related issues.

Special attention is paid to problem loans. Recovery units are established by Hang Seng to provide customers with intensive support in order to maximize recoveries of doubtful debts.

Provisions for bad and doubtful debts are made promptly where necessary and on a prudent and consistent basis with established guidelines. Management regularly performs an assessment of the adequacy of the established provisions for bad and doubtful debts by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions. Management also focuses particularly on the appropriateness of grades assigned to facilities to those borrowers and portfolio segments classified below satisfactory grades.

Liquidity risk

Liquidity management is essential to ensure the Bank has the ability to meet its obligations as they fall due. It is Hang Seng's policy to maintain a strong liquidity position by properly managing the liquidity structure of its assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are comfortably met.

Hang Seng is required to comply with the regulatory liquidity requirement, mainly to maintain the liquidity ratio in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance. Hang Seng's average liquidity ratio in 2004 of 47.2 per cent (46.2 per cent in 2003) which well exceeded the minimum requirement of 25 per cent. In addition, Hang Seng also complies with the HSBC Group's liquidity requirements, which impose stricter criteria for the holding of liquid assets, as prescribed by the HSBC Group Executive Committee.

Hang Seng has established policies and procedures to monitor and control its liquidity position on a daily basis by adopting a cash flow management approach. Hang Seng always maintains a stock of high quality liquid assets to ensure the availability of sufficient cash flow to meet its financial commitments, including customer deposits on maturity and undrawn facilities, over a specified future period. The liquidity management process is monitored by the Asset and Liability Management Committee and is reported to the Executive Committee and the Board of Directors.

As a major source of funding, Hang Seng maintains a diversified and stable customer deposit base, both by maturity and market segment. Hang Seng is active in the local money and capital markets to manage the maturity profile of assets and liabilities and to secure the availability of interbank and wholesale deposits at market rates.

Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value-at-risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting and the HKMA has expressed itself satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios for 2004 and 2003 are shown in the tables on page 41.

VAR (HK$m)	At 31 December 2004	Minimum during the year	Maximum during the year	Average for the year
VAR for all interest rate risk and foreign exchange risk	**394**	**249**	**605**	**372**
VAR for foreign exchange risk (trading)	**3**	**1**	**58**	**33**
VAR for interest rate risk				
– trading	**4**	**1**	**16**	**4**
– accrual	**394**	**244**	**603**	**371**

VAR (HK$m)	At 31 December 2003	Minimum during the year	Maximum during the year	Average for the year
VAR for all interest rate risk and foreign exchange risk	271	186	473	321
VAR for foreign exchange risk (trading)	57	2	156	32
VAR for interest rate risk				
– trading	1	1	11	4
– accrual	264	186	472	315

The average daily revenue earned from market risk-related treasury activities in 2004, including accrual book net interest income and funding related to dealing positions, was HK$10 million (HK$8 million for 2003). The standard deviation of these daily revenues was HK$5 million (HK$7 million for 2003). An analysis of the frequency distribution of daily revenues shows that out of 249 trading days in 2004, losses were recorded on only two days and the maximum daily loss was HK$6 million. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 143 occurrences. The highest daily revenue was HK$38 million.

Value At Risk for 2004


HK$m
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(Month)

Value At Risk for 2003


HK$m
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(Month)

Daily Distribution of Market Risk Revenues for 2004



Number of Days
160
120
80
40
0
3
3
22
83
60
23
18
12
10
6
2
7
2.0 and below
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 and above
Revenue (HK$m)

Daily Distribution of Market Risk Revenues for 2003



Number of Days
160
120
80
40
0
13
1
12
136
40
13
10
6
5
2
1
9
2.0 and below
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 and above
Revenue (HK$m)

Foreign exchange exposure

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2004 was HK$4 million (HK$2 million for 2003). Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi, are managed by the Asset and Liability Management Committee (ALCO).

At 31 December 2004, the US dollar (US$) and renminbi (RMB) were the currencies in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Total foreign currency positions (HK$m)

2004

	USD	RMB	Other foreign currencies	Total foreign currencies
Spot assets	173,071	2,664	112,074	287,809
Spot liabilities	(171,698)	(2,400)	(94,709)	(268,807)
Forward purchases	68,726	207	28,826	97,759
Forward sales	(69,795)	(192)	(46,148)	(116,135)
Net options position	(37)	–	37	–
Net long non-structural position	267	279	80	626
Net structural position	850	1,998	108	2,956

Interest rate exposure

Interest rate risks comprise those originating from treasury activities, both trading positions and accrual books and structural interest rate exposures. Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities, such as shareholders' funds and some current accounts. Structural interest rate risks were transferred to Treasury based on contractual or behavioural maturity directly or through the ALCO book.

Treasury manages interest rate risks within the limits approved by the Board of Directors and under the monitor of ALCO. The average daily revenue earned from treasury-related interest rate activities for 2004 was HK$6 million (HK$6 million for 2003).

Interest rate sensitivity analysis is useful in managing the interest rate risk of the accrual portfolio. The below table discloses the mismatching of the dates on which interest receivable on assets and payable on liabilities are next reset to market rates on a contractual basis, or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. In addition, contractual terms may not be representative of the behaviour of assets and liabilities. For these reasons, Hang Seng takes into account behavioural characteristics in the management of its interest rate risk, rather than on the contractual basis set out in the table on page 44.

A positive interest rate sensitivity gap exists where more assets than liabilities re-price in a given period. Although a positive gap position tends to benefit net interest income in a rising interest rate environment, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted date and variations in interest rates within re-pricing periods and among currencies. Similarly, a negative interest rate sensitivity gap exists where more liabilities than assets re-price during a given period. In this case, a negative gap position tends to benefit net interest income in a declining interest rate environment, but again the actual effect will depend on the same factors as for positive interest rate gaps.

Interest rate sensitivity analysis (HK$m)

2004	Up to 3 months	More than 3 months and up to 6 months	More than 6 months and up to 12 months	More than 12 months	Non-interest earning/ bearing	Trading Book	Total
Assets							
Cash and short-term funds	56,807	–	3,505	–	5,539	2,347	68,198
Placings with banks maturing after one month	11,211	3,101	1,919	–	–	–	16,231
Certificates of deposit	20,539	2,366	4,318	6,348	–	19	33,590
Investment securities	63,977	7,027	11,253	53,821	1,947	1,866	139,891
Advances to customers	222,916	14,781	6,182	5,349	2,546	99	251,873
Other assets*	1,857	896	97	313	33,984	1,695	38,842
Total assets	377,307	28,171	27,274	65,831	44,016	6,026	548,625
Liabilities							
Current, savings and other deposit accounts	417,652	5,617	3,242	7,476	29,429	–	463,416
Deposits from banks	8,018	–	–	–	514	99	8,631
Other liabilities*	3,446	18	–	–	21,954	7,123	32,541
Minority interests	–	–	–	–	852	–	852
Shareholders' funds	–	–	–	–	43,185	–	43,185
Internal funding of the trading book	1,196	–	–	–	–	(1,196)	–
Total liabilities	430,312	5,635	3,242	7,476	95,934	6,026	548,625
Off-balance sheet items	(6,716)	643	2,077	3,996	–	–	–
Net gap position	(59,721)	23,179	26,109	62,351	(51,918)	–	–
Cumulative gap position	(59,721)	(36,542)	(10,433)	51,918	–	–	–

* Amounts due from/to immediate holding company and fellow subsidiary companies are included under other assets and other liabilities.

Equities exposure

Hang Seng's equities exposure in 2004 is mainly in long-term equity investments which are set out in note 20 "Long-term investments" of the financial statements. Equities held for trading purposes are included under "Securities held for dealing purposes" set out in note 15 of the financial statements and are mainly local and Asia equities. These are subject to trading limit and risk management control procedures and other market risk regime.

Derivatives

Positions of derivative contracts outstanding (HK$m)

2004	Contract amount		Mark-to-market values	
	Dealing	Non-dealing	Positive	Negative
Foreign exchange contracts				
Spot and forward	138,269	–	704	670
Currency swaps	779	310	21	15
Currency options	22,069	–	109	106
Interest rate contracts				
Interest rate swaps	49,688	70,915	928	1,347
Interest rate futures	1,741	–	–	–
Interest rate options	3,326	–	11	11
Equity contracts				
Equity futures	11	–	–	–
Equity options	1,362	–	5	5
Analysis of mark-to-market values				
Trading contracts			1,347	1,272
Non-trading contracts			431	882

Derivatives are financial contracts whose value and characteristics are derived from underlying assets, exchange and interest rates, and indices. They mainly include futures, forwards, swaps and options in foreign exchange, interest rate, equity and equity indices and commodities. Derivative positions arise from transactions with customers as well as Hang Seng's own dealing and asset and liability management activities. These positions are managed carefully to ensure that they are within acceptable risk levels.

Derivative instruments are subject to both market risk and credit risk. Market risk from derivative positions is controlled individually and in combination with on-balance sheet market risk positions within Hang Seng's market risk limits regime as described on page 40. The credit risk relating to a derivative contract is principally the replacement cost of the contract when it has a positive mark-to-market value and the estimated potential future change in value over the residual maturity of the contract. The nominal value of the contracts does not represent the amount of Hang Seng's exposure to credit risk. All activities relating to derivatives are subject to the same credit approval and monitoring procedures used for other credit transactions.

The table on page 44 provides an analysis of derivatives by product at 31 December 2004, showing those contracts undertaken for dealing and non-dealing purposes. Hang Seng's derivative positions are mainly in foreign exchange and interest rate contracts. Option contracts are mainly undertaken for option-linked investment/deposit products provided to customers and the related hedges. Mark-to-market values of derivatives designated for dealing purpose are included in "Other assets" for positive amounts and "Other liabilities" for negative amounts.

Operational risk

Operational risk is the risk of economic loss arising through fraud, unauthorised activities, error, omission, inadequate or failed internal process, people and systems or from external events. The management of operational risk comprises the identification, assessment, monitoring, control and mitigation of the risks. Hang Seng appointed its Chief Operating Officer in 2004 to ensure senior management is actively involved in the management of operational risk and is actively overseeing the whole operational risk management framework of the Bank. It's operational risk management framework includes the assignment of responsibility at senior management level; identification of operational risks inherent in processes, activities and products; adequate information systems to record the identification and assessment of operational risks and generate regular management reporting; and rigorous collection and reporting of operational risk losses incurred. This is supported by periodic independent reviews by internal audit of the operational risk management processes, and by monitoring external operational risk events which allows Hang Seng to take account of the lessons learnt.

The risk of losses caused by human error and fraud is mitigated under a well-established internal control environment in which processes are documented, authorisation is independent and where transactions are reconciled and monitored. Details of the internal control system are described in the "Corporate Governance and Other Information" on page 9. Adequate insurance cover is taken to minimise losses in business operation and on the holding of fixed assets. To reduce the impact of and interruptions to business activities caused by system failure or natural disaster, back-up systems and contingency business resumption plans are in place for all business and critical back-office functions. Back-up computer systems and business resumption back-up sites are maintained. Detailed contingency recovery procedures are clearly documented, with periodic drills conducted to ensure the procedures are current and correct.

FROM OUR SUPPORT OF EDUCATION, COMMUNITY SERVICE, THE ARTS AND SPORTS DEVELOPMENT TO THE ENVIRONMENTALLY SUSTAINABLE PRACTICES WE FOLLOW IN OUR OPERATIONS...



CORPORATE SOCIAL RESPONSIBILITY



OUR CARE FOR THE COMMUNITIES IN WHICH WE SERVE IS A REFLECTION OF OUR COMMITMENT TO CORPORATE SOCIAL RESPONSIBILITY.


2004

Hang Seng's tradition of Corporate Social Responsibility begins with the founders of Hang Seng Bank, who believed they had a duty to share with the community what they had gained from it.

Corporate Social Responsibility is a strategic imperative of Hang Seng. As a socially and environmentally responsible organisation, we are committed to enhancing the quality of life of the communities in which we serve, as well as promoting sustainable practices in our operations.

In 2001 our Bank was included as a constituent stock of the FTSE4Good Global Index, which measures the performance of companies using globally recognised standards of corporate responsibility to facilitate investment in those companies. Hang Seng was also named a Caring Company for 2003/04 and 2004/05 by the Hong Kong Council of Social Service in recognition of our exemplary corporate citizenship.

A BETTER COMMUNITY

We believe in contributing to the well-being of the community and the future of the younger generation through philanthropic and sponsorship activities focused on education, community service, the arts and sports development.

In support of education, we awarded 129 scholarships to local and mainland China students in 2004. This took the total number of scholarships we have awarded since 1995 to over 800 and the total value to about HK$40 million.

Under the Hang Seng Overseas Scholarship Scheme, six students from Hong Kong and the Mainland took up places at Princeton, Harvard, the University of Chicago and the London School of Economics and Political Science during the year. The number of Hang Seng Scholars who have

(Left) Hang Seng Scholars receive awards under the Bank's Overseas Scholarship Scheme.

(Middle) The Bank's Green Ambassadors promote environmental awareness as part of Hang Seng's Go Green campaign.

(Right) The Hang Seng Athlete Incentive Awards Scheme awards athletes for their remarkable performance at the 2004 Olympic and Paralympic Games in Athens.

received awards under the Overseas Scholarship Scheme since 1996 now stands at 40.

Our support for education in the Mainland continued in 2004 with the rebuilding of another school under the Sowers Action programme, whose goal is to improve basic education in the Mainland. Through this programme, Hang Seng has donated more than HK$1.5 million since 1999 for rebuilding four schools in less developed areas of the Mainland, benefiting over 1,700 students.

Under the "Hang Seng Bank Blossom with Music" programme, the Bank provides schoolchildren with opportunities to appreciate music. A total of 56,000 students took part in this programme in 2003-04, taking the total since 1998 to about 300,000 students. One of this year's programme highlights was a concert by the Hong Kong Philharmonic Orchestra in the Penthouse of the Bank's headquarters for more than 100 children from special schools.

To promote vigilance against crime among young people, we sponsored the Hang Seng Bank – Help The Police Fight Youth Crime Competition in 2004. This biennial competition organised by the Hong Kong Police drew a record 120,058 entries. In the 6th China Golden Awards for Excellence in Public Relations, the 2002 competition won the only Gold Award in the Community Relations category.

Hang Seng has also been supporting the Ming Pao Student Reporters Programme since 1999 to familiarise secondary school students with the media and improve their language skills. Over 3,000 students have participated.

ENCOURAGING EXCELLENCE

At Hang Seng we encourage the development of sports for their value in promoting a healthy and balanced way of life. In addition, we support talented athletes in the community in their pursuit of excellence.

The Bank's initial three-year programme for the sponsorship of the Hang Seng Table Tennis Academy ended in 2003, benefiting more than 40,000 participants since the Academy's establishment in 2001. The Bank announced its continued sponsorship of the Academy for 2004-06, and the number of participants is expected to increase to over 51,000. This will bring the Bank's total sponsorship for the Academy to HK$7.3 million and for the promotion of table tennis since 1991 to about HK$20 million.

In order to recognise the hard work and achievements of local athletes, we sponsored the Hang Seng Athlete Incentive Awards Scheme organised by the Hong Kong Sports Institute. A total of HK$1.56 million was awarded to eight Hong Kong Olympic athletes for their remarkable performance at the 2004 Olympic Games in Athens. For participants in the Paralympics, the Bank awarded a total of HK$962,000 to 12 medallists.

Over HK$4 million has been disbursed to 31 Hong Kong athletes for their achievements since the inception of the Hang Seng Athlete Incentive Awards Scheme in 1996.

A TRADITION OF GIVING

In 2004 Hang Seng made charitable donations and corporate sponsorships amounting to HK$22 million, up from HK$13 million in 2003, including donations to the Hong Kong Red Cross in support of the Indian Ocean tsunami disaster relief effort.

The Bank took part in the fundraising activities of the Community Chest, such as Dress Casual Day. Paid special leave is given to staff who take voluntary service training, such as that provided by the Auxiliary Medical Service, the Auxiliary Police Force and Civil Aid Service.

During the year, we sent out 700,000 fund-raising inserts in customer bank statements on behalf of various charitable organisations.




GO GREEN



Hang Seng also provides its design services, event management expertise and other services to selected charitable organisations and non-profit sponsorship partners free of charge.

To facilitate customer donations to charities, we launched an e-Donation service in 2001.

VOLUNTEER ACTIVITY

The Bank's staff members participate in voluntary activities, such as tree planting, beach cleaning and visiting the elderly and orphanages. The Bank's senior executives also contribute their time, taking up roles and positions with charitable organisations and public bodies.

In 2004 our staff contributed over 47,600 hours of their time to help 2,778 people.

In recognition of the Bank's volunteer efforts, Hang Seng received the Champion of High Service Hour Award 2002 (Private Organisation) from the Social Welfare Department.

THE ENVIRONMENT

Socially responsible companies today recognise that they have a role to play in promoting sound environmental policies and to help support sustainable development throughout society.

As a good corporate citizen, we are committed to following practices in our operations that create minimal adverse impact on the environment.

An Environmental Management Committee was set up in December 2002 to oversee the implementation of our environmental policy, which was launched in January 2003 with the approval of the Board. In July 2004 we established an environmental management system (EMS) for the Bank's headquarters, which enables us to identify significant environmental impacts in our operations and sets out the processes for reducing those impacts.

The Bank's commitment to its environmental policy was reflected in its awarding in January 2005 of ISO 14001 certification for its EMS at the headquarters. Hang Seng was the first local financial institution in Hong Kong to receive this internationally-recognised certification.

Our environmental policy and practices govern our lending criteria, customer services, staff, supplier relations and community relations.

We follow the Equator Principles in our lending to customers. These Principles set guidelines for addressing environmental and social risks in project financing. In our credit decision-making process, we expect customers to comply with the appropriate environmental laws and regulations in their respective industries.

We have increased our efforts to save resources in-house and in our customer transactions by promoting electronic communications and services. Reflecting the success of these efforts, the number of personal e-Banking customers now exceeds 440,000.

Our customers can also take advantage of Hang Seng's series of e-Cards, the most comprehensive of any local financial institution. Since the launch of this service four years ago, over 240,700 e-Cards – including Christmas cards with an environmental theme – have been sent by customers.

What's more, we have developed corporate items and publicity materials that make use of recycled or environmentally-friendly materials. These include name cards, pocket diaries, posters, corporate gifts, and, since 1994, our annual report.

Our "Hang Seng Go Green" campaign encourages staff to be environmentally conscious in all of our operations. As a result, we have stepped up efforts to reduce energy and water consumption, minimise waste generation and increase recycling.

To promote green practices among staff, a Bank-wide Green Ambassador Scheme was set up in 2003. The Bank's environmental progress is supervised by the Managing Director and Chief Operating Officer in his capacity as Green Champion.

Environmental Management System training has also been provided to more than 100 staff members, and an EMS training video was produced for distribution to all departments. Starting in 2004, monthly environmental inspections have been carried out and an annual EMS audit conducted in the Bank's headquarters.

We have planted 30,000 trees at Shek O Country Park and Tung Tze, Tai Po through the Agriculture, Fisheries and Conservation Department's Corporate Afforestation Scheme.

The Bank supports WWF Hong Kong as a diamond corporate member.

ENVIRONMENTAL PERFORMANCE

	2004	2003	2004 vs 2003
Greenhouse gas emission per person (tonnes CO_2/FTE)	**3.62**	3.74	-3%
Greenhouse gas emission per m^2 (tonnes CO_2/m^2)	**0.21**	0.21	–
Greenhouse gas emission (kilotonnes CO_2)	**26.2**	26.4	-1%
Energy consumption per person (kWh/FTE)	**4,657**	4,781	-3%
Energy consumption per m^2 (kWh/m^2)	**276**	273	+1%
Energy consumption (GWh)	**33.79**	33.81	-0.1%
Water consumption per FTE (m^3/FTE)	**13.9**	18.5	-25%
Water consumption (000 m^3)	**101**	131	-23%
Paper/cardboard waste recycled (tonnes)	**799**	759	+5%
IT/electrical waste reused (tonnes)	**37**	33	+12%

Data coverage : Hang Seng Bank's local operations

Abbreviations:

CO_2 : carbon dioxide

FTE : full-time equivalents

GWh : gigawatt-hours

kWh : kilowatt-hours

m^2 : square metres

m^3 : cubic metres

DIRECTORS

Mr David Gordon ELDON GBS, JP

Chairman

Age 59. Appointed a Director of the Bank in June 1996 and non-executive Chairman on 1 January 1998. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Director of HSBC Holdings plc, MTR Corporation Limited and Swire Pacific Limited. Steward of The Hong Kong Jockey Club. Chairman of the Executive Committee of The Community Chest of Hong Kong. Deputy Chairman of the General Committee of The Hong Kong General Chamber of Commerce and a member of the Hong Kong Trade Development Council. Recipient of the Business Person of the Year award in the Hong Kong Business Awards 2003. Awarded the Gold Bauhinia Star by the HKSAR Government in July 2004.

Mr Vincent Hoi Chuen CHENG OBE, JP

Vice-Chairman and Chief Executive

Age 56. Appointed a Director of the Bank in October 1994 and became a Managing Director in April 1995. Appointed Vice-Chairman and Acting Chief Executive in March 1998. Vice-Chairman and Chief Executive since August 1998. Chairman of Hang Seng Life Limited, Hang Seng School of Commerce and the Board of Trustees of the Lord Wilson Heritage Trust. A Director of The Hongkong and Shanghai Banking Corporation Limited and Great Eagle Holdings Limited. Chairman of the Process Review Panel for the Securities and Futures Commission and the Standing Committee on Directorate Salaries and Conditions of Service of the HKSAR Government. President of the Hong Kong Institute of Bankers. Vice-Chairman of Business and Professionals Federation of Hong Kong. A Committee Member of the Chinese General Chamber of Commerce. A member of the Standing Committee of the Beijing Municipal Committee of the Chinese People's Political Consultative Conference and the Independent Commission on Remuneration for Members of the Executive Council and the Legislature of the HKSAR. Vice Patron of The Community Chest of Hong Kong. Court member of the Hong Kong University of Science and Technology. Visiting professor of Zhejiang University of China and Shenzhen University of China since September 2000 and April 2001 respectively. Honorary professor of Southwestern University of Finance & Economics of China since October 2000. Awarded Director of the Year in the category of Listed Company Executive Directors by The Hong Kong Institute of Directors in 2004.

* Mr CHAN Cho Chak John GBS, JP

Age 61. Managing Director of The Kowloon Motor Bus Company (1933) Limited. A Director of The Kowloon Motor Bus Holdings Limited and Guangdong Investment Limited. A Director and Chairman of RoadShow Holdings Limited. Former member of the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. Key posts held in Government included Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. Deputy Chairman of The Hong Kong Jockey Club. Chairman of the Council of the Hong Kong University of Science and Technology. Vice Patron and Campaign Committee Co-Chairman of The Community Chest of Hong Kong. Awarded the Gold Bauhinia Star by the HKSAR Government in July 1999. Appointed a Director of the Bank in August 1995.

* Dr CHENG Yu Tung DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)

Age 79. Chairman of New World Development Company Limited. Managing Director of Chow Tai Fook Jewellery Company Limited and a Director of Shun Tak Holdings Limited. Appointed a Director of the Bank in March 1985.

*** Dr CHEUNG Kin Tung Marvin** DBA(Hon), SBS, OBE, JP

Age 57. Chairman of the Listing Committee of the Main Board and GEM of The Stock Exchange of Hong Kong Limited, Board Member of the Airport Authority Hong Kong, Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, Member of the Greater Pearl River Delta Business Council, Vice-Chairman of the Council of the Hong Kong University of Science and Technology and Council Member of the Open University of Hong Kong. An independent non-executive Director of both HKR International Limited and Shui On Construction and Materials Limited. Appointed a Director of the Bank in May 2004.

Mr Simon Jeremy GLASS

Age 42. Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited since April 2003. Chief Executive of Bank of Bermuda, Hong Kong Branch. Appointed a Director of the Bank in May 2003.

*** Mr Jenkin HUI**

Age 61. Director and Chief Executive of Pointpiper Investment Limited. A Director of Central Development Limited, Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited and Hongkong Land Holdings Limited. Appointed a Director of the Bank in August 1994.

*** Mr Peter LEE Ting Chang** JP

Age 51. Chairman of Hysan Development Company Limited. A non-executive Director of Cathay Pacific Airways Limited, SCMP Group Limited, Maersk (China) Shipping Company Limited, and a Director of a number of other companies. Vice President of the Real Estate Developers Association of Hong Kong. Appointed a Director of the Bank in August 2002.

*** Dr LI Ka Cheung Eric** FCPA (Practising), GBS, OBE, JP

Age 51. Senior partner of Li, Tang, Chen & Co., Certified Public Accountants. Board Member of the International Federation of Accountants. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Director of The Kowloon Motor Bus Holdings Limited, SmarTone Telecommunications Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, China Vanke Co, Ltd, China Resources Enterprise, Limited, RoadShow Holdings Limited, Sinochem Hong Kong Holdings Limited and Strategic Global Investments plc. President of Hong Kong Society of Accountants in 1994. Chairman of Hong Kong Monetary Authority's Process Review Committee, Member of its Deposit-taking Companies Advisory Committee and Basel II Consultation Group. Member of the Clearing and Settlement Systems Appeals Tribunal. Awarded the Gold Bauhinia Star by the HKSAR Government in July 2003. Appointed a Director of the Bank in February 2000.

Dr LO Hong Sui Vincent GBS, JP

Age 56. Chairman and Chief Executive of Shui On Group. Chairman and Chief Executive Officer of Shui On Land Limited. Director of Great Eagle Holdings Limited. An independent non-executive Director of China Telecom Corporation Ltd. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Vice Chairman of All-China Federation of Industry & Commerce. Honorary Life President of Business and Professionals Federation of Hong Kong. President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze. Economic Adviser to the Chongqing Municipal Government. Court Member of the Hong Kong University of Science and Technology. Awarded the Gold Bauhinia Star by the HKSAR Government in July 1998. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 2001. Awarded Director of the Year in the category of Listed Company Executive Directors by The Hong Kong Institute of Directors in 2002. Appointed a Director of the Bank in February 1999.

Mr MOK Wai Kin FCCA, CPA, ACIS, ACIB

Age 56. Joined the Bank in 1966. Served in various positions including retail banking, trade finance and internal audit. Head of Audit Division from 1988 to July 1994. Appointed Head of Retail Banking Division since August 1994. Appointed Senior Assistant General Manager in January 1995, Deputy General Manager in July 1995 and General Manager in January 1996. Appointed Director and General Manager of the Bank in August 1999. Appointed Managing Director and General Manager of the Bank in April 2000, responsible for retail banking, private banking, investment services and insurance business of the Bank. Appointed Managing Director and Chief Operating Officer of the Bank in January 2005. Member of Hong Kong Monetary Authority's Deposit-taking Companies Advisory Committee. Court and Council Member of the Hong Kong Baptist University. Vice-Chairman of the Board of Li Po Chun United World College (Hong Kong), Limited and a Board Member of Hang Seng School of Commerce.

Mr OR Ching Fai Raymond JP

Age 55. Executive Director of The Hongkong and Shanghai Banking Corporation Limited since January 2005. Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited. A Director of Bank of Communications Limited, Cathay Pacific Airways Limited, Esprit Holdings Limited, Hong Kong Interbank Clearing Limited and Hutchison Whampoa Limited. Awarded "Justice of the Peace" in July 2004. Appointed a Director of the Bank in February 2000.

Mr POON Chung Yin Joseph

Age 50. Independent non-executive Director of Grandland Shipping Limited. Appointed Executive Director and Deputy Chief Executive of the Bank in December 2004.

*** Dr SIN Wai Kin David** DSSc(Hon)

Age 75. Chairman of Myer Jewelry Manufacturer Limited. Vice-Chairman of Miramar Hotel and Investment Company Limited. Executive Director of New World Development Company Limited. A Director of King Fook Holdings Limited. Appointed a Director of the Bank in November 1991.

*** Mr Richard Yat Sun TANG** MBA, BBS, JP

Age 52. Chairman and Managing Director of Richcom Company Limited. A Vice Chairman of King Fook Holdings Limited. A Director of Miramar Hotel and Investment Company Limited and Hong Kong Commercial Broadcasting Company Limited. Chairman of the Correctional Services Children's Education Trust Committee of the Correctional Services Department, an Adjudicator of the Registration of Persons Tribunal, a member of the HKSAR Passports Appeal Board, a member of the Barristers Disciplinary Tribunal Panel and a member of Customs & Excise Service Children's Education Trust Fund Investment Advisory Board. Awarded "Justice of the Peace" in 1997. Awarded the Bronze Bauhinia Star by the HKSAR Government in July 2000. Appointed a Director of the Bank in August 1995.

* Independent non-executive Directors

Mr D G Eldon is a Director of HSBC Holdings plc and The Hongkong and Shanghai Banking Corporation Limited. Mr Vincent H C Cheng is a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr Raymond C F Or is an Executive Director of The Hongkong and Shanghai Banking Corporation Limited. Mr S J Glass is a Director of HSBC Asia Holdings BV, Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. Each of HSBC Holdings plc, HSBC Asia Holdings BV and The Hongkong and Shanghai Banking Corporation Limited has an interest in the share capital of the Bank as disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance.

SENIOR MANAGEMENT

Mr Vincent Hoi Chuen CHENG OBE, JP

Vice-Chairman and Chief Executive

(Biographical details are set out on page 52)

Mr POON Chung Yin Joseph

Executive Director and Deputy Chief Executive

(Biographical details are set out on page 54)

Mr MOK Wai Kin FCCA, CPA, ACIS, ACIB

Managing Director and Chief Operating Officer

(Biographical details are set out on page 54)

Mr LEUNG Wing Cheung William

General Manager and Head of Wealth Management

Age 50. Joined the Bank in 1994 as Assistant General Manager and Head of Credit Card Centre. Appointed Deputy General Manager and Deputy Head of Retail Banking in May 2000. Appointed Deputy Head of Commercial Banking in October 2003. Appointed General Manager and Head of Wealth Management since January 2005. Responsible for wealth management of the Bank. A Director of HSBC Asset Management (Hong Kong) Limited and EPS Company (Hong Kong) Limited. Chairman of the Committee on Management and Supervisory Training of the Vocational Training Council. A member of the Hong Kong Sports Commission and the Estate Agents Authority Board. A trustee and member of the Moral Education Concern Group.

Mr NG Yuen Tin FHKIB

Deputy General Manager and Head of Corporate and Institutional Banking

Age 53. Joined the Bank in 1971. Appointed Assistant General Manager and Deputy Head of Corporate Banking Division in January 1994. Appointed Head of Corporate and Institutional Banking Division in September 1999. Appointed Deputy General Manager and Head of Corporate and Institutional Banking since July 2000. Responsible for overseeing the corporate and institutional banking functions of the Bank. Director and Chief Executive of Hang Seng Finance Limited. A Director of HSI Services Limited. A member of the Hang Seng Index Advisory Committee. An Executive Committee Member of the Hong Kong Institute of Bankers. An Executive Committee Member of The Chinese Gold & Silver Exchange Society.

Mr CHAN Kwok Wai Patrick MBA, FCPA, FCCA, ACIS

Deputy General Manager and Chief Financial Officer

Age 48. Joined the Bank in 1995 as Assistant General Manager and Head of Financial Control. Appointed Chief Financial Officer since 1998 and Deputy General Manager in June 2003. A Director and Executive Committee member of Industrial Bank Company Limited, PRC. A member of Professional Accountants in Business Committee of HKICPA, Professional Development Sub-committee of the ACCA Hong Kong, advisory board on accounting studies of the Chinese University of Hong Kong and the Hong Kong University of Science and Technology, Investment Committee of the Foundation of Tsinghua University Center for Advanced Study Company Limited and Investment Committee of Quality Education Fund.

Mr TAM Wai Hung David FCIB, FHKIB

Deputy General Manager and Head of Commercial Banking

Age 55. Joined the Bank in 1999 as Assistant General Manager and Head of Commercial Banking. Appointed Deputy General Manager in June 2003. Responsible for overseeing the commercial banking business of the Bank and the functional departments of trade services and cash management.

Mr CHEUNG Tai Keung Jack

Deputy General Manager and Head of Treasury

Age 45. Joined the Bank in June 2004 as Deputy General Manager and Acting Head of Treasury. Responsible for overseeing the Treasury and Singapore operations. Appointed Deputy General Manager and Head of Treasury since August 2004. Director, Head of Balance Sheet Management, Asia-Pacific Global Markets of The Hongkong and Shanghai Banking Corporation Limited before joining the Bank.

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The Bank and its subsidiary and associated companies are engaged in the provision of banking and related financial services.

PROFITS

The consolidated profit of the Bank and its subsidiary and associated companies for the year is set out on page 117 together with particulars of dividends which have been paid or declared.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Bank accounted for less than 30% of the total of interest income and other operating income of the Bank in the year.

SUBSIDIARIES

Particulars of the Bank's principal subsidiaries at 31 December 2004 are set out on page 169.

SHARE CAPITAL

No change in either the authorised or issued share capital took place during the year.

DONATIONS

Charitable donations made by the Bank and its subsidiaries during the year amounted to HK$18 million.

DIRECTORS

The Directors of the Bank who were in office at the end of the year were Mr D G Eldon, Mr Vincent H C Cheng, Mr John C C Chan, Dr Y T Cheng, Dr Marvin K T Cheung, Mr S J Glass, Mr Jenkin Hui, Mr Peter T C Lee, Dr Eric K C Li, Dr Vincent H S Lo, Mr W K Mok, Mr Raymond C F Or, Mr Joseph C Y Poon, Dr David W K Sin and Mr Richard Y S Tang.

Dr Lee Quo-Wei and Dr Ho Tim retired as Directors with effect from the conclusion of the Bank's Annual General Meeting held on 22 April 2004 and, in recognition of their contributions to the Bank, were then appointed Honorary Senior Advisors to the Bank. It is with regret that the Directors report the loss of Dr Ho, who passed away on 6 November 2004 at the age of 95. Dr Ho joined the Bank in 1933 and had made important contributions to the Bank particularly in the formative years. He was appointed Director and General Manager in 1953 and Vice-Chairman from 1967 to 1979.

Mr Roger K H Luk resigned from the Board with effect from 6 December 2004 and would retire on 1 May 2005 after 30 years of service with the Bank.

Dr Marvin K T Cheung and Mr Joseph C Y Poon were appointed Directors of the Bank with effect from 25 May 2004 and 7 December 2004 respectively. Both of them retire under the provisions of the Bank's Articles of Association and, being eligible, offer themselves for re-election.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Mr John C C Chan, Dr Y T Cheng and Dr Vincent H S Lo, who, being eligible, offer themselves for re-election.

No Director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Bank which is not determinable by the Bank within one year without payment of compensation (other than statutory compensation).

No contract of significance, to which the Bank or any of its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Bank had a material interest, subsisted at the end of the year or at any time during the year.

STATUS OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Bank has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") and the Bank still considers the independent non-executive Directors to be independent.

BOARD COMMITTEES

The Board has set up three committees, namely the Executive Committee, Audit Committee and Remuneration Committee.

Executive Committee

The Executive Committee meets regularly and operates as a general management committee under the direct authority of the Board. The current members of the Executive Committee include Mr Vincent H C Cheng (Chairman), Mr Raymond C F Or, Mr Joseph C Y Poon, Mr W K Mok (Directors) and Mr William W Leung (General Manager).

Audit Committee

The Audit Committee meets regularly with the senior financial, internal audit and compliance management and the external auditors to consider the Bank's financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The current members of the Audit Committee are Dr Eric K C Li (Chairman), Mr Richard Y S Tang and Dr Marvin K T Cheung, all of whom are independent non-executive Directors of the Bank.

Remuneration Committee

The Remuneration Committee, which has recently been set up, will meet regularly to consider human resource issues and to make recommendations to the Board on, among others, the Bank's policy and structure for all remuneration of Directors and senior management in order to attract, motivate and retain them. The current members of the Remuneration Committee are Mr John C C Chan (Chairman), Mr Jenkin Hui and Mr Peter T C Lee, all of whom are independent non-executive Directors of the Bank.

CODE OF BEST PRACTICE AND SUPERVISORY POLICY MANUAL ON CORPORATE GOVERNANCE OF LOCALLY INCORPORATED AUTHORISED INSTITUTIONS

The Bank has complied throughout the year with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Listing Rules in force during 2004, and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. Information about the Bank's Corporate Governance is given on pages 8 to 13.

THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

In relation to securities transactions by Directors, the Bank has revised its code of conduct and has since 31 March 2004 adopted in it terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (ie Appendix 10 of the Listing Rules) as then in force.

DIRECTORS' COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

Specific enquiry has been made of all Directors (including those who have ceased to be Directors or who have become Directors during the year ended 31 December 2004) who have confirmed that they complied with the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (ie Appendix 10 of the Listing Rules) and the Bank's code of conduct regarding securities transactions by Directors (both as in force at the material times) at the applicable times for the period from 1 January 2004 to 31 December 2004 (both dates inclusive).

DIRECTORS' INTERESTS

At the end of the financial year, the interests of the Directors in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) disclosed in accordance with the Listing Rules were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
Mr D G Eldon	300	–	–	–	300	0.00
Mr John C C Chan	–	–	–	1,000 [1]	1,000	0.00
Mr W K Mok	1,625	–	–	–	1,625	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
Mr D G Eldon	98,904 [2]	942	–	341,571 [6]	441,417	0.00
Mr Vincent H C Cheng	37,030	77,488	–	194,769 [6]	309,287	0.00
Mr John C C Chan	14,283	–	–	3,000 [1]	17,283	0.00
Mr S J Glass	278	8,532	–	66,740 [6]	75,550	0.00
Mr Jenkin Hui	9,732	24,342	1,078,368 [3]	–	1,112,442	0.01
Dr Eric K C Li	–	18,132	79,622 [4]	–	97,754	0.00
Mr W K Mok	18,960	–	–	60,729 [6]	79,689	0.00
Mr Raymond C F Or	91,086	33,851	–	164,423 [6]	289,360	0.00
Mr Joseph C Y Poon	22,599 [5]	54,916	–	38,533 [6]	116,048	0.00

Notes:

[1] 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

[2] These shares are jointly held by Mr and Mrs D G Eldon.

[3] Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares referred to above as his corporate interests.

[4] Dr Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

[5] These shares are jointly held by Mr and Mrs Joseph C Y Poon.

[6] These represent interests in (i) options granted to Directors under the HSBC share plans to acquire ordinary shares of US$0.50 each in HSBC Holdings plc and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan made in favour of Directors and held by a trust for ordinary shares of US$0.50 each in HSBC Holdings plc, as set against their respective names below:

	Options (please refer to the options table below for details)	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan (please refer to the awards table below for further information)	Total
Mr D G Eldon	–	341,571	341,571
Mr Vincent H C Cheng	3,070	191,699	194,769
Mr S J Glass	41,348	25,392	66,740
Mr W K Mok	2,526	58,203	60,729
Mr Raymond C F Or	2,634	161,789	164,423
Mr Joseph C Y Poon	32,334	6,199	38,533

At the end of the financial year, the undermentioned Directors held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 31 December 2004	Options exercised during the year (ordinary shares of US$0.50 each)	Exercise price per share in pence	Date granted	Exercisable from	Exercisable until
Mr Vincent H C Cheng	3,070	–	534.96	8 May 2003	1 Aug 2008	31 Jan 2009
Mr S J Glass	17,550	–	637.54	29 Mar 1999	3 Apr 2002	29 Mar 2009
	6,500	–	746.00	3 Apr 2000	3 Apr 2003	3 Apr 2010
	7,500	–	871.20	23 Apr 2001	23 Apr 2004	23 Apr 2011
	7,000	–	840.50	7 May 2002	7 May 2005	7 May 2012
	2,798	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	41,348					
Mr W K Mok	–	3,126 [1]	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	2,526	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
	2,526					
Mr Raymond C F Or	–	1,875 [1]	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	1,515	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
	2,634					
Mr Joseph C Y Poon	3,750	–	501.60	24 Mar 1997	24 Mar 2000	24 Mar 2007
	9,000	–	637.54	29 Mar 1999	29 Mar 2002	29 Mar 2009
	4,750	–	746.00	3 Apr 2000	3 Apr 2003	3 Apr 2010
	2,750	–	871.20	23 Apr 2001	23 Apr 2004	23 Apr 2011
	4,400	–	840.50	7 May 2002	7 May 2005	7 May 2012
	5,050	–	691.00	2 May 2003	2 May 2006	2 May 2013
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	1,515	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
	32,334					

Note:

[1] At the date of exercise, 2 August 2004, the market value per share was 833.5p.

At the end of the financial year, the interests of the Directors in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan and held by a trust for ordinary shares of US$0.50 each in HSBC Holdings plc were as follows:

	Awards held at 1 January 2004	Awards made during the year	Shares awarded released to the Director during the year	Awards held at 31 December 2004 [1]
Mr D G Eldon	289,829	87,302	49,209	341,571
Mr Vincent H C Cheng	155,179	52,963	23,981	191,699
Mr S J Glass	12,467	12,180	–	25,392
Mr W K Mok	59,713	11,571	15,287	58,203
Mr Raymond C F Or	132,036	45,397	22,011	161,789
Mr Joseph C Y Poon	6,199 [2]	–	–	6,199

Notes:

[1] This includes additional shares arising from scrip dividends.

[2] This represents the awards held by Mr Joseph C Y Poon on 7 December 2004 when he was appointed a Director of the Bank.

All the interests stated above represent long positions. As at 31 December 2004, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Save as disclosed in the preceding paragraphs, at no time during the year was the Bank or any of its holding companies or its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

No right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the year ended 31 December 2004.

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Pursuant to Rule 8.10 of the Listing Rules, at the end of the year, the following Directors had declared interests in the following entities which compete or are likely to compete, either directly or indirectly, with the businesses of the Bank:

Mr D G Eldon is a Director of HSBC Holdings plc, the ultimate holding company of the Bank, and certain of its subsidiaries, including The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank.

Mr Vincent H C Cheng is a Director of The Hongkong and Shanghai Banking Corporation Limited and HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

Mr S J Glass is a Director of HSBC Asia Holdings BV, the immediate holding company of The Hongkong and Shanghai Banking Corporation Limited, and certain of its subsidiaries.

Mr W K Mok was a Director of HSBC Asset Management (Hong Kong) Limited and HSBC Investment Funds (Hong Kong) Limited, subsidiaries of The Hongkong and Shanghai Banking Corporation Limited as at 31 December 2004, and has ceased to be a Director of both companies since 7 January 2005.

Mr Raymond C F Or is General Manager of The Hongkong and Shanghai Banking Corporation Limited and was appointed an Executive Director of The Hongkong and Shanghai Banking Corporation Limited with effect from 1 January 2005. Mr Or is a Director of HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited. He is also a Director of Bank of Communications Limited.

HSBC Holdings plc, through its subsidiaries and associated undertakings, is engaged in providing a comprehensive range of banking, insurance and related financial services.

The entities in which the Directors have declared interests are managed by separate Boards of Directors and management, which are accountable to their respective shareholders.

The Board of the Bank includes eight independent non-executive Directors whose views carry significant weight in the Board's decisions. The Audit Committee of the Bank, which consists of three independent non-executive Directors, meets regularly to assist the Board of Directors in reviewing the financial performance, internal control and compliance systems of the Bank and its subsidiaries. The Bank is, therefore, capable of carrying on its businesses independently of, and at arm's length from, the businesses in which Directors have declared interests.

DIRECTORS' EMOLUMENTS

The emoluments of the Directors of the Bank (including executive Directors and independent non-executive Directors) on a named basis are set out on page 143 of the Bank's accounts for the year ended 31 December 2004.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Bank pursuant to the SFO recorded that, as at 31 December 2004, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
HSBC Holdings plc	1,188,057,371 (62.14%)

The Hongkong and Shanghai Banking Corporation Limited is a subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

All the interests stated above represent long positions. As at 31 December 2004, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE BANK'S LISTED SECURITIES

During the year, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

SUPERVISORY POLICY MANUAL ON FINANCIAL DISCLOSURE BY LOCALLY INCORPORATED AUTHORISED INSTITUTIONS

The accounts of the Bank for the year ended 31 December 2004 fully comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

David Eldon
Chairman
Hong Kong, 28 February 2005

一月 恒生深圳分行開始為外籍人士、外商投資企業，以及港澳台人士提供人民幣服務。

二月 恒生在香港各分行推出人民幣服務，包括存款、兑換及滙款。

三月 恒生開設首間澳門分行，配合客戶的貿易融資需求。

四月 深圳分行獲批准向內地企業提供人民幣服務。

恒生成為香港首間與香港按揭證券有限公司簽訂「直接批核」協議的銀行，令本行可提供更快捷方便的按揭服務。

五月 繼四月支付現金總額人民幣十七億二千六百萬元（約港幣十六億二千六百萬元）後，恒生銀行完成購入興業銀行百分之十五點九八的股權。

六月 恒生根據新的每季派息計劃派發第一次中期股息，每股港幣一元一角。

恒生獲批合格境外機構投資者投資額度，令本行可開始投資內地股票市場及發展與A股有關的投資服務。

恒生獲批准在深圳開設一間支行。

推出「網上認股證超級市場」，協助投資者作出買賣認股證的投資決定。

七月 恒生獲批合格境外機構投資者資格後，推出「A股投資服務」讓香港及海外投資者可直接投資於內地的A股及有關投資。

福州分行獲批准向外籍人士、外商投資企業及港澳台人士提供人民幣服務。

九月 恒生投資推出「恒生指數上市基金」。

八名香港奧運健兒根據「恒生優秀運動員獎勵計劃」共獲頒發港幣一百五十六萬元現金獎勵，以表揚他們在雅典奧運會中取得卓越成績。

十二位香港傷殘人士奧運健兒共獲頒發港幣九十六萬二千元現金獎勵，以表揚他們在雅典傷殘人士奧運會中取得佳績。

十月 上海古北新支行開幕。

恒生投資推出「恒生香港地產股票基金」。

為經常往來香港與內地人士推出全新人民幣信用卡。

在四個地鐵站開設貸款便利站。

十一月 恒生獲中國銀行業監督管理委員會批准，開展在北京籌建分行的工作。

推出股票掛鈎投資。

十二月 恒生的策略合作夥伴興業銀行推出首張帶有恒生標識的國際雙幣信用卡。

舉辦「恒生『智多Kid』『童』奏創世紀」活動，超過六千名中小學生締造了最多人於同一地點吹奏牧童笛的健力士世界紀錄。


HANG SENG BANK
兴业银行
17.26亿元


恒生银行上海古北支行开幕



- 連續第五年獲《財資》雜誌評選為「香港最佳本地銀行」。
- 獲《讀者文摘》頒發銀行類別的「超級品牌」金獎，以表揚恒生在品質、價值、可靠程度、形象及了解客戶需求方面之傑出表現。
- 獲香港社會服務聯會稱許為「商界展關懷」機構。
- 獲香港零售管理協會頒發「香港服務業獎：優質顧客服務獎」。
- 「恒生銀行之協助警方撲滅青少年罪行比賽」在中國國際公共關係協會主辦之「第六屆中國最佳公共關係案例大賽」中獲頒金獎。
- 2003年年報在2004年香港管理專業協會之「最佳年報獎」中獲頒銅獎。
- 2003年年報在2004年國際ARC大獎中獲頒銅獎。
- 在《金融亞洲》雜誌的2004年亞洲最佳公司調查中，在「最致力維持優厚派息政策」一項居於首位。
- 在《亞洲貨幣》的「2004資金管理調查」中，獲選為「香港最佳本地銀行」。
- 在《亞洲貨幣》的「第十四屆外滙調查」中，獲選為「香港最佳本地外滙銀行」。
- 在《亞洲週刊》的「亞洲銀行300排行榜」中，位列純利最高銀行的第五位；並在資產回報最高的銀行中排名第八。
- 截至二零零四年五月三十日的市值在《商業週刊》的「全球1000排行榜」中排行第一百九十五。
- 獲穆迪投資服務確認：長期外幣存款評級A1 (受限於香港特別行政區的最高評級)、長期港元存款Aa3、短期港元存款Prime 1、短期外幣存款Prime 1，以及銀行財務實力B的評級。其中，銀行財務實力B的評級為穆迪給予香港區銀行之最高評級。
- 獲惠譽國際確認A/B個別評級及支持評級1。
- 獲標準普爾確認Api信貸評級。此乃按公開資料而作的評核，是本港銀行中最高的同類型評級。

(左)交易完成 — 鄭海泉先生將支票交予興業銀行高建平先生，象徵恒生與興業開展合作夥伴關係。

(中)恒生於古北開設上海第二間支行，進一步加強於長江三角洲的分行網絡。

(右)「恒生『智多Kid』『童』奏創世紀」活動，成功締造健力士世界紀錄。



本人欣然報告，恒生於二零零四年取得刷新紀錄之業績。

本行股東應得溢利增長百分之十九點五，達到港幣一百一十三億九千五百萬元之新紀錄。此業績乃由於其他營業收入上升百分之二十二點四，以及呆壞賬準備回撥。即使撇除一般準備回撥及有關遞延稅項之影響，股東應得溢利仍增加港幣十一億九千一百萬元，或百分之十二點五。

每股盈利增加至港幣五元九角六仙，較二零零三年上升百分之十九點四。平均股東資金回報率亦錄得百分之二十七點六之新紀錄，二零零三年則為百分之二十三點四。

本行有令人鼓舞之業績表現，主要受惠於本港經濟在轉口貿易增長、地產市道反彈，以及入境旅客激增之帶動下強勁復甦。其他因素包括本行之穩固資產基礎、對財務方面嚴加監控、以客為本之服務文化、高營運效益，以及提供更多迎合客戶需要之創新產品。

二零零四年乃本行實施每季派息計劃之首年度。本行已據此宣派三次中期股息，每次均為每股港幣一元一角，連同第四次中期股息每股港幣一元九角，二零零四年之每股派息合共港幣五元二角，較二零零三年之每股派息港幣四元九角增加百分之六。

內地業務增長策略

現時本行投資於內地之總金額包括本行之分行網絡，約為人民幣三十億元。年內，本行之內地業務發展有重大進展。本行已於五月完成以現金人民幣十七億二千六百萬元購入興業銀行股份有限公司百分之十五點九八股權。本行同時亦已委派代表加入興業銀行之董事會及執行委員會，以期能進一步與該行加強合作。

本行已就把握內地開放金融市場帶來之商機作好準備。本行亦會於內地尋求其他達致策略性增長及自然增長的機會，例如投資於非銀行金融機構以及增設更多業務據點等。

致謝

本人自一九九八年起出任恒生銀行董事長，將於二零零五年四月二十一日舉行之本行股東周年常會結束後退休。因此，此份乃本人最後一次以恒生銀行董事長發表之年報。邵銘高先生將於二零零五年四月二十二日起接任本行董事長，並將繼續留任香港上海滙豐銀行有限公司總裁兼行政總裁之職。

鄭海泉先生將於二零零五年五月二十五日退任本行副董事長兼行政總裁，並接替本人繼任香港上海滙豐銀行有限公司主席。由二零零五年五月二十五日起，鄭先生於恒生銀行之職務將由柯清輝先生接任。

陸觀豪先生於二零零四年十二月六日不再擔任恒生銀行常務董事及副行政總裁職務，並將於二零零五年五月一日退休。陸先生於本行服務三十年，貢獻良多，本人謹代表董事會致以衷心謝意。

潘仲賢先生由二零零四年十二月七日起，出任恒生銀行執行董事兼副行政總裁。潘先生原任香港上海滙豐銀行有限公司工商業務助理總經理。

莫偉健先生原任恒生銀行常務董事兼總經理及財富管理主管，已於二零零五年一月一日獲委任為常務董事兼營運總監。

梁永祥先生原任恒生銀行副總經理及商業銀行業務副主管，已於二零零五年一月一日擢升為總經理及財富管理主管。

本人謹藉此機會，特別向於二零零四年十一月六日逝世之何添博士致敬。何博士於一九三三年加入恒生，並為本行名譽資深顧問之一。何博士高瞻遠矚，胸襟廣闊，對本行闕功至偉。何博士更為香港銀行業之先驅，其事功將為同人所懷念。

本人能於過去七年擔任恒生銀行董事長之職務，實感欣幸，並對本行董事會、管理層及全體員工之寶貴貢獻及全力支持深表謝意。本人祝願邵銘高先生及柯清輝先生接任新職後，能帶領本行繼續邁進。

本人謹代表董事會感謝全體員工之貢獻及辛勤。經過三年凍薪後，董事會已通過於二零零五年一月調整員工薪金，整體加幅預算為薪金總額之百分之二點七五。

展望

由於積聚多年之需求刺激消費急升，令本港經濟有顯著改善。

然而，展望未來一年本港經濟仍須面對多項挑戰，包括美國及日本之經濟增長放緩、內地繼續推行宏觀經濟調控政策，以及美國利率上升。銀行業方面，主要之挑戰將為在息差壓力及激烈競爭下，如何維持業績增長。

在內地與香港經濟關係愈趨緊密的支持下，預期本港經濟於二零零五年將會平穩增長。本行擁有穩健的資產質素，鞏固的財務實力，以及致力加強理財業務，將會繼續為本行股東及客戶增值。



艾爾敦
董事長
香港　二零零五年二月二十八日

企業管治

本行致力實施良好的企業管治，並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。本行於截至二零零四年十二月三十一日止之年度內，亦恪守本行所採納之最佳應用守則，該守則包括香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）附錄十四之全部指引。聯交所於二零零四年十一月發出《企業管治常規守則》（「守則」）以取代及加強最佳應用守則。「守則」已於二零零五年一月一日生效。本行於二零零五年將遵循「守則」之條文。

董事會

本行董事會由十五位具備不同經驗之人士組成，彼等之個人簡介列於第一百零六頁及一百零七頁。當中三位為執行董事，其餘十二位為非執行董事。在十二位非執行董事中，八位為獨立非執行董事。各董事均可獲得全面而適時的所有有關資料。本行並已設立程序，以便董事可在適當的情況下尋求獨立專業意見，費用由本行支付。

本行亦為新委任的董事安排導引活動，並會向彼等提供更新及發展其技能與知識的培訓機會。

董事長作為非執行董事，其與本行行政總裁之間職責的分工有清楚界定。本行董事會由非執行董事長領導，行政總裁行使由執行委員會授予有關本行及各附屬公司之所有權力、職權及酌情權。

董事會致力達成本行持續增長發展，為股東增值，以及提供超卓服務之目標，並制訂策略及監察管理層之運作。董事會亦定期召開會議，於二零零四年共舉行七次會議。



本行董事會設立三個董事委員會，即執行委員會、審核委員會及薪酬委員會。該三個委員會之詳情已列於第一百零九頁及一百一十頁之董事會報告書內。

執行委員會每月召開會議，並就本行之管理及日常運作，依照其權限及董事會隨時決定之政策及指示行使董事會一切權力、職權及酌情權。但董事會仍保留處理若干事項之權力，包括年度計劃及表現目標、高級行政人員之委任、超過既定限額之收購及出售，以及任何就本行資產負債管理政策之重大改變。執行委員會亦下放有關授信、投資及資本性支出之權力予其委員。

而由三名獨立非執行董事組成之審核委員會定期舉行會議，通常為每年四次。審核委員會向董事會負責，協助董事會履行確保內部監控及條例監察系統之效能及符合對外財務滙報責任之職責。並負責選擇及監察外聘核數師並批准其酬金。審核委員會在每次會議後均向董事會呈交報告，向董事會提出需其關注之事項，報告該委員會認為需採取行動或改善之事項並作出有關建議。

此外，鑑於「守則」之條文，董事會最近成立一個由三名獨立非執行董事組成之薪酬委員會，以考慮本行之人力資源事宜，並就本行董事及高級管理人員之薪酬政策及結構向董事會提出建議，以吸引、鼓勵及保留董事及高級管理人員。該委員會將每年最少舉行兩次會議。

內部監控

本行董事會負責本行及各附屬公司之內部監控系統，以及檢討其效能。

本行之內部監控系統包括完善之組織架構，以及全面的政策及標準。每一業務及運作單位之責任範圍均清楚列明，以確保有效之制衡。

本行已採納一系列程序，以防止資產被未經授權挪用或處置、妥善保存會計記錄，及確保業務上使用或向外公布之財務資料均屬可靠。此等程序只能提供合理保證，惟該等程序不能絕對確保不會出現重大錯誤、損失或詐騙行為。

本行亦採取多項制度和程序，以識別、控制和滙報風險。該等風險均有可靠及趨時之管理資訊監察。風險管理政策及主要風險控制限額乃由董事會審批。各業務及運作部門負責評估其轄下職責範圍之風險，並根據風險管理程序管理相關風險。有關風險管理報告提呈信貸委員會、資產負債管理委員會、執行委員會及審核委員會審閱，且隨後呈交董事會以監察各類風險。

有關管理個別風險類別(包括信貸、市場、資本、流動資金及營運等方面)之準則及程序，現詳列於第九十三頁至第九十九頁之財務概況內。

此外，本行並制訂程序(由打擊洗黑錢活動以至健康與安全規則)，以管理可能從日常業務導致之聲譽損失風險。

本行每年將年度營運計劃提交董事會審議及通過。同時亦會將每月業績、業務表現及與年度營運計劃之差異報告，呈交執行委員會及董事會作定期監察。此外，本行會每三年至五年制訂一份策略計劃。二零零四年至二零零八年之滙豐集團策略計劃名為「增長管理」，本行董事會於二零零四年一月採納該策略計劃。

內部稽核為本行內部監控系統重要之一環，負責監察內部監控程序之效能，並確保各業務及運作單位能遵守既定之政策及準則。所有由外聘核數師致本行管理層的函件及監管機構發出之報告，均會由審核委員會審閱，並實施所有有關建議。管理層每年以書面向內部稽核確認已遵守外聘核數師及監管機構提出之所有建議，內部稽核亦會就運作效益及其他風險管理事宜向管理層提出意見。內部稽核工作集中於該等根據風險管理原則而確定為本行最大風險之運作範疇。本行稽核主管向董事長及審核委員會負責。

本行每年均對內部監控系統進行效益檢討，內容包括財務、營運、條例監察及風險管理之監控。於二零零四年底進行之檢討，乃參考COSO(The Committee of Sponsoring Organization)之內部監控框架進行，並根據監控環境、風險評估、監控活動、溝通及監察五項元素以評估本行之內部監控系統。有關結果已向審核委員會及董事會報告，並已辨認可改善之處及採取適當之改善措施。

人力資源

本行之人力資源政策，乃以吸納優秀人材、激勵彼等於事業上取得突破，並維持本行之優質服務文化為目標。

員工薪酬

於決定薪酬方案時，已適當地考慮本行營運地區之薪酬水平及結構，以及市場狀況。薪酬乃按個人與業務之表現、市場慣例、內部比較及市場競爭情況等因素每年作出檢討。

本行在適當之情況下，會向員工發放與業績掛鉤之酬金以資獎勵。於二零零四年一月一日，本行向新入職員工推出十二個月薪金及業績獎勵金之年薪制度，作為本行表現與獎賞掛鈎政策之一部份。於該日期之前加入本行之員工，均可選擇參加新計劃，或十三個月薪金之舊計劃但不會獲發業績獎勵金。

本行自一九九九年起參與滙豐控股儲蓄優先認股計劃，員工可透過每月儲蓄而於指定日期後購買滙豐控股之股票。一九九九年及二零零一年(三年期)之儲蓄計劃經已於二零零四年八月二日期滿，當時共有二千六百七十九名員工根據該兩個計劃行使其認股權。二零零四年之滙豐控股儲蓄優先認股計劃已於該年內推出，共有一千九百九十四名員工參與新計劃。

此外，作為長遠鼓勵，員工可獲發放根據滙豐控股之有關集團股份計劃之獎勵，但須視乎是否達到預定目標。於二零零四年四月，共有一千六百五十七名有突出表現之員工根據二零零四年度滙豐集團認股計劃獲授予認股權。

員工之參與

員工對本行之發展方向與政策具有重要價值，本行建立多個有效渠道與員工進行雙向溝通。本行更鼓勵員工透過工作改善計劃、跨部門合作以及創念計劃提出新建議。

其他之管理層訊息溝通，例如業務發展方向、策略及業績等，均會透過不同渠道包括內部業務會議、內部刊物、晨早廣播、座談會及培訓課程向員工傳達。

為使員工能就其工作或本行之各方面表達意見，本行於二零零四年九月進行一項員工意見調查，就多個範疇收集員工之意見。本行已根據該次調查，成立一個由副行政總裁擔任主席之主導委員會，以便跟進員工提出之意見及建議。

員工發展

本行提供多項員工發展計劃，以協助員工達成其個人事業發展或專業訓練，包括與受法例規管業務有關的所需訓練，為迎接未來之挑戰作好準備。

本行為新員工提供入職課程，以便彼等對本行之歷史、企業文化及價值觀有更深入之了解。此外，員工亦會接受與工作有關之培訓，以便能更專業及有效地履行職務。本行亦鼓勵員工參加溫習課程，汲取最新知識及技能以達致最佳表現。

本行透過多個渠道為員工提供持續培訓和發展，包括資源中心之傳統課堂、多媒體、內聯網及錄影帶。本行亦透過教育及專業資格獎勵制度，鼓勵員工考取專業或學術資格。

於二零零四年，本行製作一輯名為「清洗黑錢 - 黑洞」之訓練錄影帶，以及一套關於防止清洗黑錢活動之互動多媒體教材，協助員工辨識及舉報可疑之恐怖分子籌資活動及清洗黑錢活動。此外，本行亦製備內部教材，向員工提供有關利用證券、信用卡及保險進行清洗黑錢之最新個案資料。同時亦透過內部通訊刊物以及恒生內聯網之培訓部份，加強向員工提供有關銀行營運守則、香港僱傭條例、反歧視政策及資料私隱條例等之最新訊息。

本行就香港金融管理局於二零零四年六月發出之防止清洗黑錢活動指引補充文件，向員工提供各項訓練材料。該補充文件就客戶接納政策及客戶查證提出了新規定，並於二零零四年十二月三十一日開始實施。

為進一步提高員工對遵守條例的警覺性，本行於二零零四年在恒生內聯網推出一項加強員工重視專業操守之專欄。

(左)恒生資源中心除提供課堂式培訓外，亦備有多元化的學習教材。

(中)恒生提供予員工之訓練，範圍由專業技能發展以至職業健康與安全。

(右)恒生銀行董事會及鄭海泉先生(右三)獲香港董事學會頒發「傑出董事獎」。

為支持員工在事業盡展所長，本行成立專組為具備才幹之員工提供事業發展機會，包括與管理高層進行交流、海外培訓及崗位輪調，以及派駐本地或海外之滙豐集團成員。

除在本港之行政人員培訓計劃外，本行亦於內地成立類似計劃，培訓內地之大學畢業生成為銀行專材。此項在香港及內地提供之計劃，為學員提供接觸國際銀行及金融系統之珍貴機會。

本行於二零零四年於深圳及上海成立永久訓練中心，為內地分行員工提供定期培訓。本行亦為內地分行成立內聯網作培訓之用，提供超過四十個網上學習單元及最新之資訊。為向內地分行員工灌輸服務意識，本行分別於深圳、上海及福州舉行有關研討會。

於二零零四年內，本行每名員工平均接受約七日之培訓。

二零零四年之員工招聘情況

二零零四年由於經濟復甦，因而對前線銷售人員需求甚殷。本行於年內舉行多次大型招聘活動，以應付對前線員工，以及商務理財、商業銀行及資訊科技人材的需求。

本行透過在主要報章刊登廣告、宣傳廣告、參與政府贊助之職業博覽會以及恒生之招聘日進行招聘。

於二零零四年十二月三十一日，本行之總員工人數為七千六百零四人，較二零零三年增加二百八十人或百分之三點九四。

為滿足因內地業務快速增長對員工之需求，本行年內加強於當地聘用員工。大部份新聘員工為負責個人銀行服務，包括客戶服務及直銷人員，以及信貸及市場推廣人員。於二零零四年十二月三十一日，在內地聘用之員工人數為二百五十八人，較二零零三年之一百人增加百分之六十三。

行為守則

為確保本行以高道德水平及專業操守營運，所有員工均需嚴格遵守職員手冊內之職員行為守則。該守則乃符合有關監管機構之指引及業內之最佳實務，並列出員工需要遵守之道德標準及價值觀，範圍涵蓋與法例、監管及道德有關之事項，並包括防止賄賂、員工買賣證券、私人利益及外間兼職之事宜。

本行不時提醒員工遵守該守則，並會定時檢討及更新該守則之內容。

健康與安全

本行深明一個安全之工作環境，必須能有效地管理健康與安全事宜。本行之目標為預先辨別涉及健康、安全及火災的風險，評估其相關之風險及採取有效措施，以消除、減低或控制因火警、意外或僱員和訪客受傷之重大風險。

自二零零三年「沙士」爆發後，本行已制訂傳染病應變計劃，列出員工須注意之重要事項，以及再次發生嚴重傳染病時應採取之措施。

本行亦透過不同途徑提醒員工有關注重個人衛生及健康的重要性。

與股東之溝通

本行極重視與股東之溝通，並透過多種渠道增進與投資者的瞭解及交流。本行之年度及中期業績公布均會於網上直播，而年報及中期報告亦載有本行業務策略及發展之詳細資料。至於股東周年常會則提供與股東溝通之機會。董事長、執行董事、審核委員會主席及非執行董事亦會於股東周年常會回答股東有關業務之提問。

本行指定高層管理人員會定期與機構投資者及分析員會面，並向彼等提供與本行發展有關之適時訊息。本行之網址www.hangseng.com 設有一個與投資者關係之網頁，以方便適時地瀏覽本行之新聞稿及其他業務訊息。









本行於二零零四年在多項業務均取得重大發展。隨著經濟環境改善，本行加強理財業務並擴展貸款業務，跨部門銷售亦有增加，本行因此取得理想業績。

股東應得溢利錄得港幣一百一十三億九千五百萬元之新紀錄，較二零零三年上升百分之十九點五。非利息收入增加百分之二十二點四，乃由於理財業務收入有所增長。股東應得溢利以每名員工人均計，達港幣一百五十萬元之年度新紀錄，反映本行員工之高生產力。

淨利息收入減少，但為非利息收入上升所抵銷。

年內，本行之內地業務據點有顯著之增加。除簽署協議購入興業銀行股份有限公司百分之十五點九八股權外，本行亦擴展分行網絡，以及加強向內地客戶提供之服務範圍及產品種類，包括人民幣存款、兌換及滙款等，以及更多元化之個人銀行服務。

本行繼中國證券監督管理委員會授予合格境外投資者證券投資許可證後，亦獲中國國家外滙管理局批准投資額度，令本行之香港及海外客戶，可直接投資於內地證券市場及與A股有關之投資產品。

本行於二零零四年開設首間澳門分行，以配合當地客戶之貿易融資需要，於年內業務取得理想進展。

恒生於二零零四年獲《財資》雜誌評選為「最佳本地商業銀行」，對本行之營運效率及穩健管理予以肯定。

財務概況

消費增加、破產個案減少、失業率下跌，以及地產市道回升，均有助本行二零零四年之營業溢利創新紀錄。

扣除準備金前之營業溢利增加港幣三億五千五百萬元，或百分之三點一，達港幣一百一十八億三千萬元。扣除準備金後之營業溢利於計及港幣八億一千四百萬元之呆壞賬準備回撥後，上升百分之十八點四，達港幣一百二十六億四千四百萬元，二零零三年則為港幣一百零六億八千三百萬元。

其他營業收入總額於二零零四年增加港幣十一億六千五百萬元，或百分之二十二點四，達港幣六十三億六千三百萬元之新紀錄，並佔總營業收入百分之三十九點六，而二零零三年則為百分之三十三點八。

其他營業收入之強勁增長抵銷了淨利息收入下跌百分之四點八之影響。淨利息收入減少，主要由於港元利率罕有地偏低，造成年內存款所賺取之息差均大幅收窄所致。

其他令淨利息收入下跌之原因，包括回報較高之債務證券因重新釐定價格或到期、同業拆息貸款息差收窄，以及住宅按揭業務收益減縮。淨利息收益率因而收窄二十四個基點至百分之二點零四。

本行理財業務維持增長，此方面之收入增加百分之三十五點一，達港幣三十四億三千八百萬元之新紀錄，佔其他營業收入總額百分之五十四。

年內本行拓展投資產品系列，以配合不同客戶之承擔風險程度。推出之新產品包括恒生指數上市基金、股票掛鈎投資、香港地產股票基金，以及一系列之保本基金。

於二零零四年，來自零售投資產品及資金管理業務之收入增加港幣五億零六百萬元，或百分之五十點八，達港幣十五億零二百萬元。

年內，人壽保險業務亦持續增長，並透過向本行之龐大客戶基礎進行跨部門銷售，令年度保費收入增加百分之四十三點五，而承保收入亦增加百分之二十二點三。於二零零四年第三季末，恒生人壽以新做保單之年度保費計算，在香港排名第三，市場佔有率為百分之十一點二，至於二零零三年則為百分之七點七。

於二零零四年，本行致力於貸款業務多元化，並發展較高收益之信用卡與私人貸款、貿易融資及中小型企業貸款，本行之客戶貸款因而增加。

客戶貸款(已扣除懸欠利息及準備金)上升港幣二百二十四億元，或百分之九點八，達港幣二千五百一十九億元。至於信用卡貸款及其他私人貸款，則分別錄得百分之二十點三及百分之二十三點二之強勁升幅。

貿易融資上升港幣四十二億元，或百分之三十七點三，而香港銀行業之整體增長則為百分之二十七點八。此業績反映本行善用穩健之客戶關係管理，為客戶提供切合需求之貿易服務及網上服務，成功擴展商業銀行業務。

在競爭熾烈之按揭市場，雖然本行按揭組合之收益率進一步下降，但住宅按揭之市場佔有率仍得以維持。私人住宅按揭業務微升百分之零點五，而「居者有其屋計劃」之按揭貸款則繼續有百分之十二點九之跌幅。然而，以一手市場按揭業務之市場佔有率而言，恒生於二零零四年已連續第二年居於首位。

香港以外使用之貸款總額上升港幣五十四億元，或百分之八十一，主要反映本行內地分行之貸款業務增長令人鼓舞。

於二零零四年十二月三十一日，本行總資產增加港幣四百五十七億元，或百分之九點一，達港幣五千四百八十六億元。

年內本行資產質素改善，呆壞賬大幅下跌百分之五十八點六，至港幣二十一億六千九百萬元。

受惠於呆壞賬收回，年內之準備金回撥有大幅改善。特殊準備淨回撥為港幣二百萬元，上一年則為港幣七億九千八百萬元之淨提撥。至於一般準備有港幣八億一千二百萬元回撥，此乃由於本行根據以往實質損失數據檢討準備金數額，以及信貸環境轉佳所致。

總準備對客戶貸款比率下降至百分之零點四二，二零零三年底為百分之一點一。

年內營業支出上升百分之八點二，為港幣四十二億二千三百萬元，主要由於市場推廣費用、人事費用，以及其他本行發展所需支出增加所致。

成本對收入比率由二零零三年之百分之二十五點四，增加零點九個百分點至是年度之百分之二十六點三。此比率優於業界平均增加三個百分點至百分之四十一點六。恒生之成本對收入比率仍為全球業界最低者之一。

本行之流動資金仍維持穩健，流動資金比率為百分之四十七點二，二零零三年則為百分之四十六點二。

總資本比率於二零零四年十二月三十一日為百分之十二，二零零三年同期則為百分之十三點二；第一級資本比率於年底為百分之十點八，而二零零三年底為百分之十一點三。

展望

雖然本行仍需面對息差壓力之挑戰，但經濟持續改善可望增加借貸需求。因此，本行會專注發展更多貸款產品，以把握在香港之業務增長機會，同時亦會繼續提供嶄新理財產品，以滿足客戶對投資產品不斷提升之需要。

內地方面，本行會留意內地開放金融市場所帶來之發展機會，並會在有關法規容許及適當時，提供更多新產品及服務。本行亦會致力吸納企業及商業銀行新客戶、尋求內地商機，以及透過推出新貿易融資產品，以強化本行之貿易服務。

本行已計劃於內地主要城市增加更多業務據點，以拓展業務領域、擴大客戶基礎，以及加強個人理財業務。

除與興業銀行開展合作之外，本行會探討與內地非銀行機構組成聯盟及進行合作之機會。

此乃本人發表之最後一份恒生年報，本人即將接替艾爾敦先生出任香港上海滙豐銀行有限公司主席。柯清輝先生將由二零零五年五月二十五日起，接任恒生之副董事長兼行政總裁職務。

本人深信在柯清輝先生之領導下，以及本行董事會、全體員工及廣大客戶的全力支持，恒生會繼續為股東增值，並提供卓越之產品及服務。



鄭海泉
副董事長兼行政總裁
香港　二零零五年二月二十八日

由兼具儲蓄特色之保險計劃、股票掛鈎
投資產品，以至香港選擇最多之保本
投資基金系列...





理財服務

本行不斷擴展理財服務產品系列，
為客戶提供更多選擇。

香港業務

儘管市場競爭劇烈，恒生憑藉優質客戶服務及高營運效益，於二零零四年取得令人鼓舞之業績。

客戶貸款錄得百分之九點八之強勁增幅，由港幣二千二百九十五億元，上升至港幣二千五百一十九億元，增長主要來自工商業客戶貸款及貿易融資，而二零零四年香港同業在此方面之平均增幅則為百分之六點四。

雖然貸款增長，但由於競爭熾烈以及流動資金充裕，令貸款收益率進一步收縮。年內港元利率持續低企，亦令存款息差大幅下降，對淨利息收益率造成顯著影響。利率偏低進一步令客戶將存款轉為其他投資產品。

客戶存款達港幣四千四百七十三億元，上升百分之三點六。連同發出之存款證及其他債務證券，總客戶存款增加百分之五點三，達港幣四千六百三十四億元。增長主要來自儲蓄及往來賬戶，而定期存款因利息低企而下跌。發出之存款證及其他債務證券上升港幣八十二億元，或百分之一百零二點八，達港幣一百六十一億元。

個人銀行服務

個人銀行服務仍為本行最大盈利來源，佔二零零四年除稅前溢利百分之五十一。由於理財業務增長，令其他營業收入大幅上升百分之二十八點八，個人銀行服務之除稅前溢利因而增長百分之二十一點二。

投資服務

在現時之低息環境下，本行擴展投資產品系列，以配合不同客戶之承受風險程度。此等產品包括保本基金、股票掛鈎投資工具、結構性存款及存款證。


HANG
Spade currency, circa
AD 20.
Gallery Loung
Xianfeng yuanbao
AD 1851 - 1861
221 - 210 BC.

（左）總行銀行大堂擺放之新舊行徽，見證了恒生銀行七十多年的發展歷史。

（中）「優越」理財為高資產值客戶提供專業投資理財服務及時尚生活優惠。

（右）恒生銀行推出「A股投資服務」。

年內，恒生精選基金系列共推出二十九隻新投資基金，令基金總數達到一百一十八隻。其中包括九十六隻保本基金，其數目為全港保本基金系列之冠。

於年內推出之投資新產品，包括可以讓投資者以方便及具成本效益的方法，投資於一籃子恒生指數成份股的「恒生指數上市基金」，以及股票掛鈎投資產品與「香港地產股票基金」。

在獲得中國證券監督管理委員會批予合格境外投資者證券投資許可證後，本行推出A股投資服務，讓香港投資者可直接買賣在深圳交易所及上海交易所上市之A股及可轉換債券。本行亦推出五隻與中國A股指數掛鈎之新保本基金。

本行管理之資金總額增加百分之五十五點四，達港幣八百九十九億元。

年內，恒生推出「網上認股證超級市場」，為本港首間提供同類服務之銀行。此項服務為投資者提供最新之市場資訊及分析工具，協助投資者作出買賣認股權證之決定。

另一項服務為「特級基金轉換服務」，為客戶提供過渡貸款，令客戶可以即日轉換投資基金，方便掌握市場機會。恒生為市場上首間提供此項服務之基金分銷商。

本行繼續拓展私人銀行服務，並投入更多資源以擴大客戶基礎、產品系列以及投資組合。

保險業務

恒生致力加強其在香港保險市場尤其是人壽保險及醫療保險方面之領導地位。

本行之龐大客戶基礎，為恒生之人壽保險業務於年內維持增長提供動力。保險佣金及承保溢利增加百分之十五點六，由港幣十一億三千三百萬元增至港幣十三億一千萬元，主要來自人壽保險業務之強勁增長。

年度保費增加百分之四十三點五，而承保溢利（包括內含價值）則增加百分之二十二點三。然而，由於若干類別保險之索償較多，一般保險之收入因而下跌百分之四點六。

保險新產品包括香港首項以退休人士及即將退休人士而設之恒生「歲歲健康」醫療保健計劃，以及經加強並為指定傳染病提供雙倍現金保障之「住院保障計劃」。

本行亦推出既可獲終身的保證現金及人壽保障，亦能於短期內繳清保費之「源源生息」保險計劃，以及除可令客戶達致中期及短期儲蓄目標外，更可每年提供現金獎賞及雙倍人壽保障之「今日未來」人壽保險計劃。

消費貸款

隨著經濟改善及市民恢復消費信心，本行於二零零四年擴展消費信貸業務，以達致分散貸款之目的。撇除因政府停止「居者有其屋計劃」而令按揭貸款下降港幣三十九億元之因素後，消費信貸增長百分之三點一。

信用卡貸款增加百分之二十點三。與二零零三年比較，發出之信用卡數目上升百分之十八點七，達一百一十五萬三千張，而信用卡消費則較上一年增加百分之四十六點六。由於破產個案及失業率均下跌，信用卡撇賬大幅改善。二零零四年信用卡年度撇賬率下跌至百分之三點二一，而業界之平均數為百分之四點七三。

其他個人貸款，主要為透支貸款、私人貸款及稅務貸款，共上升百分之四十一。

按揭市場競爭激烈，本行按揭業務收益進一步下降。未計現金回贈優惠之住宅按揭組合（不包括政府「居者有其屋計劃」住宅按揭貸款及職員房屋貸款）之平均收益率，於二零零四年下降至最優惠利率減二百零二個基點，而二零零三年則為最優惠利率減一百七十七個基點。新做按揭貸款之現金回贈優惠為港幣一億五千七百萬元，已於二零零四年利息收入項下支銷（二零零三年為港幣一億三千萬元）。


HANG SENG BANK
LIMITED


Prestige
優越


恒生投資
提供
A股買賣及
A股相關基金
為你打開

隨著本地經濟與地產市道復甦，按揭貸款之準備金有淨回撥，反映過期還款情況改善、出售收回物業之所得增加，以及負資產情況大為減少。

年內，本行就住宅按揭推出「個人化還款計劃」，客戶可靈活地選擇還款金額及供款安排。此外，本行亦已於四月與香港按揭證券有限公司簽訂一項新「直接批核」協議。根據該協議，客戶可享受快捷的按揭保險貸款審批服務，貸款額可高達樓價九成。恒生為本港首間銀行提供此項服務。

於二零零四年九月，本行為一手市場之指定住宅物業推出「好二按」九成半按揭計劃。在二零零五年一月，本行將主要住宅屋苑之樓宇按揭的樓齡及貸款年期總和上限，由四十年延長至最長六十年，同時亦將「好二按」九成半按揭計劃由一手市場物業擴展至二手市場。新按揭計劃可為置業之客戶提供更多選擇和更大彈性。

商業銀行業務

商業銀行業務之除稅前溢利增長百分之八十三點一，佔本行二零零四年除稅前溢利之百分之十六點一。客戶貸款及淨利息收入分別錄得百分之三十七點五及百分之二十五點二之強勁增長。其他營業收入上升百分之十二點五，主要由於貿易服務增長，以及特殊及一般準備有港幣六億零一百萬元之淨回撥。

商業銀行以本港及內地之中型及中小型企業為服務對象，無論在擴展客戶基礎及服務範圍方面均取得進展。商業銀行進一步加強對中小型企業的服務，主要對象為受惠於本地經濟反彈之高增長行業。此外，亦促進商業e-banking服務及商業綜合戶口，以加強對較小型客戶之服務。

提供予中小型企業之貿易融資及作為擴充生產分銷渠道之其他貸款上升百分之四十九點七。

商業銀行業務進一步憑藉穩健之客戶關係管理以及貿易服務方面之實力，為客戶提供全面理財服務。年內，提供予中型企業之貿易融資及其他貸款上升百分之三十一點三。

工商及金融機構業務

於二零零四年，工商及金融機構業務之除稅前溢利上升百分之六，由於客戶貸款增長百分之十二點三，淨利息收入因而增加百分之九點八。此方面之業績亦受惠於呆壞賬因經濟改善而減少，令呆壞賬準備出現淨回撥。雖然貸款息差仍然受壓，但企業融資活動增加，為本行之工商及金融機構業務提供了更多商機。

工商及金融機構業務於二零零四年之收益，佔本行除稅前溢利百分之六點一。

在二零零四年，儘管市場競爭激烈，本行之工商及金融機構業務仍能成功擴展其貸款業務，共敍做一百九十二宗貸款，涉及金額達港幣四百四十三億零七百萬元，增長百分之三十五點五，而按交易宗數計則上升百分之十二點三。

財資業務

財資業務之除稅前溢利增加百分之五點五，佔本行除稅前溢利百分之十八。由於回報較高之債務證券到期而被回報較低之證券取代，淨利息收入輕微下降百分之一點一。買賣溢利上升百分之三十三點一，反映自營買賣盤表現良好、企業財資業務增長，以及結構性投資產品有所增加。

就資產負債表管理而言，財資業務之主要策略重點，是對授信及市場風險維持審慎之餘，亦會透過調撥更多同業拆放之資金作資本市場投資，以增加收益。

於二零零四年，雖然財資業務之收入主要來自資產負債表管理，但自營買賣盤及以客戶為本之業務仍有強勁增長。

為增加非利息收入，財資業務推出更多結構性投資產品，以增加銷售及提升服務，並將銷售渠道延伸至網上銀行及各分行。

外滙買賣受惠於市場波動及客戶買賣活動增加，於年內表現強勁。

網上銀行

恒生提供全面之網上銀行服務，為客戶帶來更多方便，並能降低營運成本。

本行於二零零四年推出多項網上銀行服務，包括電子月結單以及網上認購新股，同時亦提供網上認購零售債券、買賣外滙及申請貸款等服務。

恒生於三月推出客戶專用生活化理財網站，以提升其生活化銀行服務。透過此項服務，客戶可以取得最新之理財服務資訊及推廣優惠，以及享用各式各樣增值活動及優惠。

於二零零四年十二月底，登記使用本行個人網上銀行服務之客戶超過四十三萬人，較一年前增加百分之二十七點六。網上交易亦由二零零三年佔總交易數目百分之二十三點一，上升至二零零四年之百分之二十七點五。於二零零四年，經櫃檯進行之交易數目佔總交易數目下降至百分之十二點二，二零零三年則為百分之十三點三。

商業網上銀行客戶於二零零四年底，已增至超過一萬九千七百名。

本行將於二零零五年擴大其網上投資產品範圍，包括黃金孖展買賣、股票掛鈎投資買賣及基金轉換。




內地市場

與興業銀行建立策略性合作關係，

以至在全球最具潛力的消費市場

拓展分行網絡及服務...

本行之內地業務據點不斷增加，
令客戶基礎擴大，並為日後之發展
奠下穩固根基。



內地業務

由於香港是一個成熟及競爭激烈之市場，恒生正向內地尋求長遠發展。內地進一步開放金融市場，將為本行把握內地經濟迅速發展及巨大市場增長潛力提供更多機會。

擴展業務網絡

年內，本行之內地業務網絡進一步擴展。上海古北支行已於二零零四年九月開業，而本行之首間深圳支行，亦已於二零零五年一月開業。

本行正籌備於二零零五年下半年在北京開設分行及於上海設立第三間支行。屆時本行之內地網絡將增至六間分行(分別位於北京、上海、廣州、深圳、福州及南京)，四間支行(分別位於上海及深圳)以及一間代表處(位於廈門)。

本行亦已申請於東莞設立代表處。

於二零零四年十二月三十一日，負責內地業務之員工總數逾三百人，較一年前增加接近百分之六十。

個人銀行服務

目前本行於內地提供範圍廣泛之個人銀行服務，包括各項存款及「優越」理財服務，並以沿海城市之富裕客戶為對象。

本行亦於內地提供住宅按揭貸款，並可選擇人民幣、港元或美元貸款。

為爭取新業務，本行擴充直銷隊伍人數，並增加產品種


銀
行
BANK

(左)恒生在上海的分行及兩間支行，為客戶提供外幣銀行服務。

(中)深洲市陳應春副市長及鄭海泉先生主持恒生首間深圳支行開幕。

(右)恒生於內地的策略性夥伴興業銀行，推出首張帶有恒生標識的國際雙幣信用卡。

類。投資產品如保本投資存款已於十二月下旬在上海推出。同時亦在上海、廣州及深圳的分行及支行推出「更特息」投資存款。

人民幣服務

本行之上海、廣州及深圳分行已分別於二零零四年開始，向內地公司提供人民幣服務。由十一月起，福州分行亦向外籍人士，港、澳、台居民，以及外商投資企業提供人民幣服務。

於十一月，興業銀行股份有限公司推出首張帶有恒生標識之國際雙幣信用卡。該卡以不斷增加之內地前往香港及澳門之旅客為對象，持卡人可在香港之多個零售商戶享有各種優惠。

本行亦於本港為經常往來內地及香港之人士推出恒生人民幣信用卡。客戶可憑卡在內地超過四十萬部貼有「銀聯」標誌之商戶終端機使用。

年內，恒生亦開始向本港之個人客戶提供人民幣服務，包括存款、兌換及滙款。

把握增長機會

配合業務據點增加、加強市場推廣，以及與香港之有關業務單位合作，恒生內地分行之貸款、貿易業務及個人銀行服務可望進一步擴展。

本行之內地分行成功吸納於內地尤其是珠三角及長三角一帶設廠之香港及台灣企業客戶。

年內，個人銀行客戶增加百分之八十五，令貸款及存款均有可觀增幅。截至二零零四年十二月三十一日止，總貸款較上一年同期上升百分之九十五，而存款亦增長百分之八十四。




HANG SENG BANK
大道支行


VISA

本行於一九九九年至二零零三年期間，
超標完成將股東回報增加一倍，二零零四年
業績更創新紀錄...



股東回報

本行的資本回報率展示了盈利能力。

財務業績

損益賬

財務業績摘要 (以港幣百萬元位列示)	二零零四年	二零零三年
扣除準備金前之營業溢利	**11,830**	11,475
除税前溢利	**13,367**	11,137
股東應得之溢利	**11,395**	9,539
每股盈利(港元)	**5.96**	4.99

恒生銀行有限公司(本行)、各附屬公司及各聯營公司(恒生)於二零零四年之股東應得溢利為港幣一百一十三億九千五百萬元，較二零零三年上升百分之十九點五。每股盈利為港幣五元九角六仙，較二零零三年增加百分之十九點四。

扣除準備金前之營業溢利上升港幣三億五千五百萬元，或百分之三點一，達港幣一百一十八億三千萬元。其他營業收入增長百分之二十二點四，抵銷了淨利息收入下跌百分之四點八，以及營業支出上升百分之八點二之影響。理財服務表現尤其突出，收入增長達百分之三十五點一，反映本行在證券服務、零售投資產品銷售及私人銀行服務之雄厚實力，而理財服務亦在股市暢旺及投資意欲向好的環境中受惠。人壽保險服務之市場佔有率與盈利均進一步上升，原因為本行推出更多兼備保障及投資特色之新產品。貿易服務及信用卡業務無論在營業額、服務費及佣金方面均有理想之表現。買賣溢利之強勁增長來自自營買賣盤、企業財資服務及結構投資產品組合。雖然賺取利息之平均資產及客戶貸款上升，惟淨利息收入則呈下跌，反映港元利率於去年全年均罕有地偏低，令存款息差大幅下降。在同業競爭激烈及市場流動資金充裕之情況下，貸款收益率尤其在按揭及企業貸款方面均進一步受壓。

扣除準備金後之營業溢利增加百分之十八點四，其中包括港幣八億一千四百萬元之呆壞賬準備回撥，而去年則有港幣七億九千二百萬元呆壞賬提撥。特殊準備有港幣二百萬元之淨回撥，而去年則有港幣七億九千八百萬元之淨提撥。此乃由於為新呆壞賬戶口提撥及原有呆壞賬戶口增加之特殊準備減少，以及有較多呆壞賬收回及準備撥回之綜合結果。信用卡貸款撇賬情況大幅改善，原因為破產個案及失業率持續下降所致。按揭貸款有淨回撥，反映過期還款情況改善、出售收回物業之所得增加，以及負資產情況大為改善，此等皆由於物業價格主要因一手市場需求大增之帶動下強勁回升，加上在經濟環境好轉下，客戶之償債能力得到改善。隨著企業客戶之財務狀況及利潤增長持續改善，信貸環境好轉，企業及商業銀行客戶之準備賬亦有淨回撥，而新呆壞賬戶口之提撥則大幅減少。去年一般準備有港幣八億一千二百萬元之回撥，此乃由於本行根據以往實質損失數據檢討準備金數額，以及信貸環境轉好所致。

除税前溢利為港幣一百三十三億六千七百萬元，較二零零三年上升港幣二十二億三千萬元，或百分之二十，其中包括物業重估增值及應佔聯營公司之溢利。應佔聯營公司之溢利增加乃來自本行於二零零四年五月購入興業銀行股份有限公司百分之十五點九八股權。

股東應得溢利於扣除税項及少數股東權益後，上升港幣十八億五千六百萬元，或百分之十九點五。若不計算一般準備回撥及相關遞延税項之影響，二零零四年之股東應得溢利較二零零三年上升港幣十一億九千一百萬元，或百分之十二點五。

營業溢利分析


港幣百萬元
13,000
12,500
12,000
11,500
11,000
10,500
10,000
9,500
03
04

二零零三年營業溢利	10,683
變更：	
淨利息收入	(489)
其他營業收入	1,165
營業支出	(321)
呆壞賬準備	1,606
二零零四年營業溢利	12,644

總營業收入



港幣十億元
20
15
10
5
00
01
02
03
04
總營業收入
其他營業收入
淨利息收入

經濟盈利

經濟盈利是指經調整非現金項目後之除稅後溢利，並經扣減恒生股東投資之資本成本。於二零零四年，本行經濟盈利達港幣七十二億九千七百萬元，較上一年增加港幣二十二億九千六百萬元，或百分之四十五點九。由於經調整非現金項目後之除稅後溢利上升港幣十六億三千七百萬元，而管理層決定把資本成本由百分之十五下調至百分之十一點六，以反映長期利率及股票風險利差之變化，亦令資本成本下降港幣六億五千九百萬元。按此基準分析之經濟盈利走勢，顯示本行持續為股東增值。

經濟盈利
（以港幣百萬元位列示）

	二零零四年	百分率	二零零三年	百分率
平均投資資本	**34,494**		31,021	
投資資本回報*	**11,286**	**32.7**	9,649	31.1
資本成本	**(3,989)**	**(11.6)**	(4,648)	(15.0)
經濟盈利	**7,297**	**21.1**	5,001	16.1

* 投資資本回報指經調整非現金項目後之除稅後溢利。

淨利息收入

淨利息收入 （以港幣百萬元位列示）	二零零四年	二零零三年
利息收入	**12,471**	12,846
利息支出	**(2,781)**	(2,667)
淨利息收入	**9,690**	10,179
賺取利息之平均資產	**474,219**	446,978
總孳息率（百分率）（以全年計）	**2.63**	2.87
淨息差（百分率）（以全年計）	**1.97**	2.21
淨利息收益率（百分率）（以全年計）	**2.04**	2.28

淨利息收入較二零零三年下降港幣四億八千九百萬元，或百分之四點八，儘管賺取利息之平均資產上升港幣二百七十二億元，或百分之六點一，淨利息收益率收窄二十四個基點至百分之二點零四，其中淨息差下跌二十四個基點至百分之一點九七。無利息成本資金之收益維持於去年水平，為百分之零點零七。

港元存款利息收益減少令息差下跌七個基點，或港幣三億三千二百萬元，原因為在低息環境下，本行已無空間調低客戶存款息率。由於市場資金充裕，按揭業務競爭激烈，令收益率下跌而現金回贈優惠則增加。市場資金充裕亦令企業貸款之收益率進一步減縮，導致息差收窄六個基點。由於有較多回報較高之債務證券到期而被回報較低之債務證券取代，令債務證券投資之平均息差下降。

由於賺取利息之平均資產增加百分之六點一，以及本行致力分散貸款組合，包括拓展收益較高之信用卡及私人貸款、貿易融資及中小企客戶貸款等，抵銷了部份上述對淨利息收入及淨利息收益率之負面影響。為賺取更高收益，本行亦將部份短期存放同業之資金轉為持有債務證券，令債務證券投資增加百分之二十點一。

個別影響淨利息收入及淨利息收益率之因素現分析如下：

	（港幣百萬元）淨利息收入	（基點）淨利息收益率
債務證券回報減低	(474)	(10)
存款息差減少	(332)	(7)
按揭業務收益率下降	(285)	(6)
企業貸款息差收窄	(285)	(6)
平均資產組合之變動	238	5
賺取利息之平均資產增長	649	–
	(489)	(24)

未計現金回贈優惠之住宅按揭組合（不包括政府「居者有其屋計劃」住宅按揭貸款及職員房屋貸款）之平均收益率，於二零零四年下降至最優惠利率減二百零二個基點，而二零零三年則為最優惠利率減一百七十七個基點。新做按揭貸款之現金回贈優惠港幣一億五千七百萬元，已於二零零四年利息收入項下支銷（二零零三年為港幣一億三千萬元）。

與二零零四年上半年相比，二零零四年下半年之淨利息收入增加港幣二億六千八百萬元，或百分之五點七，而淨利息收益率則上升五個基點至百分之二點零七。淨息差增加四個基點至百分之一點九九，而無利息成本資金之收益則上升一個基點至百分之零點零八。於二零零四年下半年較高之市場利率令存款息差有所改善，亦有助提高無利息成本資金之收益。客戶貸款增長及收回較多呆賬利息，亦令下半年之淨利息收入增加。

下列之平均資產負債表分析列出二零零四年相對於二零零三年個別資產及負債之平均結餘、利息收入/支出及平均息率。

	全年結算至二零零四年十二月三十一日			全年結算至二零零三年十二月三十一日		
（以港幣百萬元位列示）	**平均結餘**	**利息收入**	**收益（百分率）**	平均結餘	利息收入	收益（百分率）
資產						
短期存放同業	**75,038**	**1,820**	**2.43**	90,811	1,816	2.00
客戶貸款	**243,273**	**6,870**	**2.82**	226,892	7,306	3.22
債務證券	**155,908**	**3,781**	**2.42**	129,275	3,724	2.88
賺取利息資產總額	**474,219**	**12,471**	**2.63**	446,978	12,846	2.87
呆壞賬準備	**(1,696)**	**–**	**–**	(2,688)	–	–
無利息資產	**35,848**	**–**	**–**	29,518	–	–
資產及利息收入總額	**508,371**	**12,471**	**2.45**	473,808	12,846	2.71
	平均結餘	**利息支出**	**成本（百分率）**	平均結餘	利息支出	成本（百分率）
負債						
往來、儲蓄及定期存款	**396,815**	**2,265**	**0.57**	385,394	2,249	0.58
發出債務證券	**9,857**	**231**	**2.34**	10,893	279	2.56
同業存款	**11,264**	**203**	**1.80**	2,551	31	1.22
其他附息負債	**3,120**	**82**	**2.63**	3,680	108	2.93
附息負債總額	**421,056**	**2,781**	**0.66**	402,518	2,667	0.66
無利息往來賬	**27,690**	**–**	**–**	17,177	–	–
股東資金及其他無利息負債	**59,625**	**–**	**–**	54,113	–	–
負債及利息支出總額	**508,371**	**2,781**	**0.55**	473,808	2,667	0.56

其他營業收入

其他營業收入錄得港幣十一億六千五百萬元之強勁增長，或百分之二十二點四，佔總營業收入百分之三十九點六，而二零零三年則佔百分之三十三點八。

淨服務費及佣金收入受惠於個人投資意欲改善及股市暢旺而上升百分之三十點七，其中證券經紀及有關服務之收入大幅增長百分之五十五點一，零售投資產品及資金管理之收入上升百分之五十點八，而信用卡服務之收入則上升百分之六點七。由於區內貿易活動有強勁增長，來自押滙業務之收入上升百分之十四點八。

買賣溢利增長百分之二十七，主要來自外滙買賣之收入，原因為自營買賣盤表現良好，企業財資服務有所增長，以及向客戶提供與市場掛鈎投資產品之溢利增加。保險佣金收入及承保溢利共增長百分之十五點六。人壽保險由於推出加強保障及投資回報之多元化產品，今年度保費有百分之四十三點五之升幅，承保溢利亦因而增長百分之二十二點三。

其他營業收入項下之理財業務收入分析

理財業務收入 (以港幣百萬元位列示)	二零零四年	二零零三年
投資收入		
－ 零售投資產品及資金管理	**1,502**	996
－ 證券/經紀服務	**560**	361
－ 孖展買賣	**66**	55
投資收入總額	**2,128**	1,412
保險業務收入		
－ 人壽保險(包括內含價值)	**1,041**	851
－ 一般及其他保險業務	**269**	282
保險業務收入總額	**1,310**	1,133
合計	**3,438**	2,545

理財業務收入大幅增長百分之三十五點一，達港幣三十四億三千八百萬元，佔其他營業收入總額百分之五十四。原因為投資服務收入上升百分之五十點七及人壽保險業務收入增加百分之二十二點三。

零售投資產品及資金管理之收入增加港幣五億零六百萬元，或百分之五十點八，反映本行結構性投資產品之策略能迎合客戶之投資需要。因此，投資基金及結構產品包括保本基金、單位信託基金、及與外滙、股票及利率市場掛鈎之結構性投資工具之銷售有百分之二十九點八之升幅。

其中恒生精選基金系列持續擴展，期內共推出二十九隻新基金，方便客戶投資於全球、亞洲、本港及內地具增長潛力之股票市場，以及商品及物業市場。私人銀行服務繼續致力拓展客戶基礎、產品系列以及投資組合。由本行管理之資金總額，包括全權管理及提供顧問服務之資金，較去年底上升港幣三百二十一億元，或百分之五十五點四。

證券經紀及有關服務之收入較去年上升百分之五十五點一，反映股市交投轉旺。為配合股市轉趨活躍及大型招股活動進行，本行推出多項推廣宣傳，以促進客戶開立證券戶口及提升營業額。

人壽保險業務持續增長，並進一步滲透本行之龐大客戶基礎。期內，恒生人壽推出兼備加強保障及更佳投資收益之新產品，再配合既定目標之市場推廣，令新保單之年度保費增長百分之四十三點五。承保溢利(包括內含價值)上升百分之二十二點三。然而，一般保險業務之收入因若干類別之索償增加而下跌百分之四點六。

二零零四年其他營業收入


1.5% 股息收入
3.2% 投資物業之租金收入
6.1% 其他
16.1% 淨買賣溢利
淨服務費及佣金收入 52.5%
保險承保業務 20.6%

營業支出

營業支出上升港幣三億二千一百萬元，或百分之八點二，為港幣四十二億二千三百萬元。人事費用增加港幣一億四千四百萬元，或百分之七，主要因為平均員工人數上升，以及與員工表現掛鉤之業績獎勵金準備增加。折舊減少港幣一千二百萬元，或百分之三點六；而房產及設備費用則上升港幣四千八百萬元，或百分之五點九，主要由於資訊科技費用增加所致。其他營業支出上升港幣一億四千一百萬元，或百分之十九點五，主要為加強個人投資產品銷售及信用卡服務而增加之市場推廣費用，以及將更多工作外判予位於廣州及上海之滙豐集團處理中心所涉及之勞務費用。

本行於二零零四年增加全職員工二百六十二人，主要為配合本行拓展內地業務。年內本行於上海開設一間新支行，而深圳分行及福州分行亦分別獲批經營人民幣業務之牌照。為加強個人理財服務，本行亦就個人銀行服務增聘八十名理財策劃經理，以配合本行發展客戶特設方案之策略。年內有更多後勤處理工序包括卡務、電話銀行及押滙等轉交滙豐集團處理中心負責(相等於一百二十九名全職員工)。

二零零四年之成本對收入比率為百分之二十六點三(二零零三年為百分之二十五點四)。

二零零四年營業支出


7.5% 折舊
20.2% 房地產及設備費用
人事費用 51.8%
其他經營費用 20.5%

呆壞賬準備

損益賬淨提撥 (以港幣百萬元位列示)	二零零四年	二零零三年
呆壞賬淨提撥/(撥回)		
特殊	**(2)**	798
一般	**(812)**	(6)
合計	**(814)**	792
平均客戶貸款	**244,472**	227,814
呆壞賬淨提撥/(撥回)對平均客戶貸款比率		
特殊	**–**	0.3%
一般	**0.3%**	–
合計	**0.3%**	0.3%

呆壞賬準備有港幣八億一千四百萬之淨回撥，而去年則為港幣七億九千二百萬元之淨提撥。特殊準備有港幣二百萬元淨回撥，去年則有港幣七億九千八百萬元之淨提撥。此乃由於為新呆壞賬戶口提撥及原有呆壞賬戶口增加之特殊準備減少港幣七億零三百萬元(或百分之六十點二)，以及呆壞賬收回及準備撥回增加港幣九千七百萬元(或百分之二十六點三)之綜合結果。信用卡業務撇賬情況大幅改善，原因為破產個案及失業率持續下降。按揭貸款有淨回撥，反映過期還款情況改善、負資產減少以及出售收回物業之所得增加。此情況亦反映物業價格及市道強勁復甦，以及經濟環境好轉，客戶之償債能力得到改善。隨著企業客戶之財務狀況改善，為新呆壞賬戶提撥及原有呆壞賬戶增加之提撥則大幅減少，此方面之準備賬因而錄得淨回撥。年內一般準備有港幣八億一千二百萬元之回撥，乃由於本行根據以往實質損失數據檢討準備金數額，以及信貸環境轉佳所致。

客戶貸款及準備

(以港幣百萬元位列示)	二零零四年	二零零三年
客戶貸款*	**252,940**	231,999
特殊準備	**(778)**	(1,432)
一般準備	**(289)**	(1,101)
客戶貸款**	**251,873**	229,466
呆壞賬總額*	**2,169**	5,243
呆壞賬*對客戶貸款*比率	**0.9%**	2.3%
準備對客戶貸款*比率		
特殊準備	**0.31%**	0.62%
一般準備	**0.11%**	0.48%
總準備	**0.42%**	1.10%
特殊準備對呆壞賬*比率	**35.9%**	27.3%

* 已扣除懸欠利息。

** 已扣除懸欠利息及準備。

呆壞賬淨提撥

港幣百萬元


1,000
800
600
400
200
0
-200
-400
-600
-800
-1,000
00
01
02
03
04
特殊準備
一般準備

總準備對客戶貸款比率

百分率


2.5
2.0
1.5
1.0
0.5
00
01
02
03
04
特殊準備
一般準備

有形固定資產及長期投資之溢利

出售有形固定資產及長期投資之溢利下跌港幣二千九百萬元，或百分之六點三，為港幣四億三千二百萬元。原因為出售債務證券及股票之溢利較少，而出售投資物業之溢利則增加。

物業重估

本行之行址及投資物業於二零零四年九月三十日由獨立之專業估價師戴德梁行進行，並確認本行在本港及內地之物業於二零零四年十二月三十一日之估值與二零零四年九月三十日者無顯著分別。有關估值由持有香港測量師學會會員資格之專業估價師進行。重估行址物業之基準乃按照行址當時用途之公開市場價值，而重估投資物業之基準則按照公開市場價值。物業重估後有港幣二十二億二千四百萬元之增值，其中港幣十八億二千一百萬元(已扣除遞延稅項港幣二億五千五百萬元)已於二零零四年十二月三十一日誌入重估儲備賬。至於餘下之港幣一億四千八百萬元，屬以往重估時部份物業市值低於原始成本減除折舊而出現之估值虧損，現撥回損益賬。

資產負債表

總資產

總資產上升港幣四百五十七億元，或百分之九點一，於二零零四年十二月三十一日達港幣五千四百八十六億元。客戶貸款錄得百分之九點八之理想增幅，主要為區內貿易活動強勁增長，帶動工商業貸款及貿易融資增加。信用卡及私人貸款亦有強勁增長。在激烈之市場競爭下，私人住宅按揭貸款微增，至於政府「居者有其屋計劃」之按揭貸款則因政府停止「居者有其屋計劃」而繼續減少。客戶存款(包括存款證)較去年底上升百分之五點三。貸款對存款比率於二零零四年十二月三十一日上升至百分之五十四點四，而二零零三年十二月三十一日則為百分之五十二點二，反映於二零零四年客戶貸款增長較客戶存款為快。

總資產、客戶存款及客戶貸款


港幣十億元
600
500
400
300
200
100
00
01
02
03
04
總資產
客戶存款
客戶貸款

貸款對存款比率


百分率
60
50
40
00
01
02
03
04

二零零四年資產分配


3.0% 一個月以上之定期存放同業
6.1% 存款證
7.1% 其他資產
12.4% 庫存現金及短期資金
客戶貸款 45.9%
證券投資 25.5%

二零零三年資產分配


3.6% 一個月以上之定期存放同業
5.7% 存款證
7.9% 其他資產
14.3% 庫存現金及短期資金
客戶貸款 45.6%
證券投資 22.9%

資產分配

於十二月三十一日
(以港幣百萬元位列示)

	二零零四年	百分率	二零零三年	百分率
庫存現金及短期資金	**68,198**	**12.4**	71,903	14.3
一個月以上之定期存放同業	**16,231**	**3.0**	18,029	3.6
存款證	**33,590**	**6.1**	28,683	5.7
證券投資	**139,891**	**25.5**	115,113	22.9
客戶貸款	**251,873**	**45.9**	229,466	45.6
其他資產*	**38,842**	**7.1**	39,765	7.9
總資產	**548,625**	**100.0**	502,959	100.0

* 直屬控股公司及同母系附屬公司之欠款已包括在其他資產內。

證券投資

持至期滿之債務證券增加港幣二百四十三億元，或百分之二十一點八，達港幣一千三百六十一億元。有關資金乃調撥自同業拆放，以增加淨利息收益。超逾百分之九十五持至期滿之債務證券於五年內到期。於二零零四年十二月三十一日，持至期滿之債務證券之公平價值達港幣一千三百七十億元，包括未實現之增值港幣八億九千五百萬元。

客戶貸款

客戶貸款(已扣除懸欠利息及準備金)增長港幣二百二十四億元，或百分之九點八，於二零零四年十二月三十一日為港幣二千五百一十九億元。

工商業之貸款於二零零四年上升港幣一百二十四億元，或百分之十三點四。物業發展及投資之貸款增幅為百分之十二。批發及零售業、製造業、及運輸與運輸設備之貸款分別錄得百分之二十四點八、百分之七十一點七及百分之十點二之強勁增長，其他行業包括經營多元化業務之大型企業之貸款，則上升百分之二十四點二。

貿易融資增加港幣四十二億元，或百分之三十七點三，增幅令人鼓舞，反映區內貿易活動強勁，以及本行憑藉客戶關係管理之雄厚實力，為客戶提供切合需要之理財方案及網上貿易服務，成功拓展商業銀行業務之結果。

個人貸款下跌港幣十一億元，或百分之零點九。撇除政府停止「居者有其屋計劃」令居屋按揭貸款下跌港幣三十九億元之因素後，個人貸款之增幅為百分之三點一。隨著信用卡客戶數目及消費增加，信用卡貸款增長百分之二十點三。其他個人貸款(主要為私人貸款及稅務貸款)合共增加百分之二十三點二，反映消費及投資信心增強。在市場競爭激烈之環境下，住宅按揭輕微上升百分之零點五。儘管新做按揭增長強勁，然而由於物業市道活躍，提前還款亦顯著增加。

在香港以外使用之貸款總額上升港幣五十四億元，或百分之八十一，主要為內地分行之貸款有令人鼓舞之增長。

客戶存款

往來、儲蓄及其他存款包括已發行存款證及其他債務證券增加港幣二百三十五億元，或百分之五點三，達港幣四千六百三十四億元，而二零零三年十二月三十一日則為港幣四千三百九十九億元。客戶存款上升港幣一百五十三億元，或百分之三點六，增幅主要來自儲蓄及往來存款，定期存款則因為利率低企而減少。

已發行存款證及其他債務證券上升港幣八十二億元，或百分之一百零二點八，達港幣一百六十一億元。

結構性存款、存款證及其他回報與貨幣、利率及其他市場或指數表現掛鈎之以投資存款產品共港幣一百零七億元，增幅達百分之九十七點二。此乃由於本行推出多種新產品，以滿足客戶在低息環境下對高回報投資產品之需要。

二零零四年客戶存款


3.5% 發出存款證及其他債務證券
12.4% 往來存款
35.6% 定期及其他存款
儲蓄存款 48.5%

二零零三年客戶存款


1.8% 發出存款證及其他債務證券
11.0% 往來存款
40.4% 定期及其他存款
儲蓄存款 46.8%

股東資金

於十二月三十一日 (以港幣百萬元位列示)	二零零四年	二零零三年
股本	**9,559**	9,559
保留溢利	**21,395**	19,720
行址及投資物業重估儲備	**7,564**	5,813
長期股票投資重估儲備	**935**	1,009
資本贖回儲備	**99**	99
	39,552	36,200
擬派股息	**3,633**	3,441
股東資金	**43,185**	39,641
平均股東資金回報率(百分率) (以全年計)	**27.6**	23.4

股東資金(扣除擬派股息)上升港幣三十三億五千二百萬元，或百分之九點三，於二零零四年十二月三十一日為港幣三百九十五億五千二百萬元。其中保留溢利增加港幣十六億七千五百萬元，行址及投資物業重估儲備亦因物業市道上揚而增加港幣十七億五千一百萬元。

平均股東資金回報率為百分之二十七點六，而二零零三年則為百分之二十三點四，反映股東應得溢利有所增長。

於二零零四年，本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

資金管理

資金管理 (以港幣百萬元位列示)	二零零四年	二零零三年
於一月一日	**57,861**	40,608
增加	**70,619**	48,069
提取	**(43,166)**	(33,526)
價值變動	**4,213**	1,855
換算調整	**405**	855
於十二月三十一日	**89,932**	57,861

由於資產管理及私人銀行業務之增長，本行所管理之資金較二零零三年十二月三十一日增加三百二十億七千一百萬元，或百分之五十五點四，達港幣八百九十九億三千二百萬元。

資本管理

資本管理

資本基礎及風險加權資產分析 (以港幣百萬元位列示)	二零零四年	二零零三年
資本基礎		
第一級資本		
股本	**9,559**	9,559
保留溢利	**20,560**	19,084
資本贖回儲備	**99**	99
扣除：商譽	**(302)**	–
合計	**29,916**	28,742
第二級資本		
行址及投資物業重估儲備	**5,322**	4,096
長期股票投資重估儲備	**625**	688
客戶貸款一般準備	**289**	1,101
合計	**6,236**	5,885
扣除未綜合計算之投資 及其他項目	**(2,829)**	(1,283)
總資本基礎	**33,323**	33,344
風險加權資產		
資產負債表內	**259,429**	234,251
資產負債表外	**16,577**	15,047
總風險加權資產	**276,006**	249,298
包括市場風險之 總風險加權資產	**277,029**	253,326
資本充足比率		
經調整市場風險後		
第一級比率*	**10.8%**	11.3%
總比率*	**12.0%**	13.2%
未調整市場風險		
第一級比率	**10.8%**	11.5%
總比率	**12.1%**	13.4%

* 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。

總資本比率於二零零四年十二月三十一日下跌一點二個基點，為百分之十二，二零零三年十二月三十一日則為百分之十三點二。於二零零四年十二月三十一日資本基礎維持於港幣三百三十三億元，與前一年之水平相同。由於需扣減對興業銀行股份有限公司「興業銀行」之投資及一般準備之回撥，抵銷了行址及投資物業重估儲備及保留溢利之升幅。經調整市場風險後之加權資產則上升百分之九點四，主要因為客戶貸款及債務證券增加所致。

第一級資本比率因減除購入興業銀行所產生之商譽及經調整市場風險後之加權資產上升而減少五十個基點至百分之十點八。

風險管理

風險管理為恒生業務管理之重要部份。恒生業務涉及之風險，其中最主要之風險類別為信貸風險、流動資金風險、市場風險及運作風險。恒生之風險管理政策專為界定及分析風險、設定適當的風險限額及通過可靠及先進管理資訊系統不斷監察此等風險及限額。恒生之風險管理政策及主要風險限額之監控，均獲得董事會核准，並由執行委員會及審核委員會定期監察及檢討。

信貸風險

信貸風險乃指客戶或交易對手不能履行其合約負擔而產生之財政虧損風險。信貸風險主要來自貸款、貿易融資、財資及租賃業務。恒生有既定之準則、政策及程序，控制及監察所有信貸風險。

本行委派信貸監理部統籌集中管理信貸風險。由信貸監理部主管領導，直接向行政總裁負責並就職務執行上向滙豐集團信貸及風險部滙報。恒生亦按滙豐集團準則制定有關信貸政策。信貸監理部之職責包括下列：

- 制定高層次之信貸政策及編訂信貸風險手冊並提交董事會通過；

- 建立及修訂大額信貸風險政策。此政策較國際認可監管準則更為謹慎，用以控制對客戶或客戶集團在本行最高信貸風險限額及其他風險集中之情況；

- 向業務部門發出信貸指引，並清楚列明恒生除了其他因素之外對特定市場、行業及產品之信貸取向及可接受之額度。有關指引均定期更新及提供予所有信貸及市場業務人員；

- 進行獨立審核及客觀評估風險。營業部門在批出非銀行客戶之商業信貸前，若信貸超逾某指定限額，需交由信貸監理部評估。在重新批額或定期檢討該等信貸時，亦需由信貸監理部作出獨立覆核及風險評估；

- 監控對銀行及金融機構之信貸風險。恒生委托滙豐集團信貸及風險部批核恒生對金融業及政府交易對手之信貸及結算風險限額。恒生之信貸監理部與滙豐集團信貸及風險部之專責小組協調管理，而該小組採用中央處理系統及自動化程序對風險作出環球監控及管理；

- 監控跨國信貸與監控對銀行及金融機構之信貸風險相似，信貸監理部與滙豐集團信貸及風險部之專責小組採用中央處理系統，透過設定債務國限額輔以相關期限及業務類別限額，協調管理債務國及跨國風險。跨國限額乃根據經濟及政治因素和當地業務知識而釐定。與較高風險國家進行之交易須按個別情況考慮；

- 監控特定行業之信貸風險。信貸監理部監控恒生對特殊行業例如船運業及航空業之信貸風險，並緊密監察對其他行業如電訊、保險及商用物業等風險。並按需要對某些行業之風險設置上限或限制新信貸；

- 維持信貸分級制度。恒生採用滙豐集團之評級制度，將客戶信貸分為七個等級，首三個等級屬於不同程度之理想風險。餘下之四個未如理想的等級中，第六級及第七級為呆壞賬。而對銀行交易對手之信貸評級結構則分為十級，其中六級屬理想風險。信貸評級由最終批核之行政人員負責核實。該等評級須定期審核，並按需要適時作出修改；

- 向高級行政人員滙報信貸資料。並向信貸審核委員會、執行委員會、審核委員會、董事會及滙豐集團信貸及風險部均定期提交報告；

- 積極參予管理及發展信貸系統；

- 向業務部門提供各項有關信貸之意見及指引。

恒生對問題貸款極為關注，並成立債務跟催部提供監控支援，藉以提高呆壞賬最終之收回數額。

恒生按既訂之指引並以審慎及一致之基準，及時對呆壞賬作出提撥。管理層會定期詳細檢討貸款組合，並按過往趨勢比較貸款組合之表現及拖欠統計數字、及評估近期經濟情況，以便能對呆壞賬作適當提撥。管理層亦經常留意未如理想等級之貸款人或組合類別信貸等級是否適當。

流動資金管理

流動資金管理主要為確保本行有能力及準時支付所有負擔。恒生之政策為保持穩健之流動資金水平，謹慎調控資產、負債及財務承諾之流動結構，以達致適當地平衡現金流量及應付一切資金承擔。

恒生須遵照有關流動資金監管之規定，主要根據香港銀行業條例附表四維持足夠流動資金比率。恒生之平均流動資金比率於二零零四年為百分之四十七點二(二零零三年為百分之四十六點二)，遠高於百分之二十五的最低要求。此外，恒生亦須遵照滙豐集團執行委員會訂定之流動資金要求，此標準對持有之流動資產更為嚴格。

恒生採用資金流量管理模式訂立每日監控流動資金之程序及政策，維持優質流動資產儲備以確保足夠資金應付未來一段期間之財務承諾，包括到期之客戶存款及客戶未動用之信貸額。流動資金管理之流程需受資產及負債管理委員會監察及向執行委員會及董事會滙報。

作為基本資金來源，恒生維持穩定並分散於不同之期限及類別之存款基礎。恒生活躍於本地貨幣及資金市場，以便調節資產負債之到期情況及確保能以市場價格進行同業拆放及批發存款。

市場風險

市場風險乃因受滙率、利率或股票及商品價格之變動，而令恒生產生盈利或虧損。市場風險源自按市值計價基準列賬，以及按應計基準列賬之金融工具。客戶業務及自行持倉活動均會對恒生產生市場風險。

市場風險受董事會所核准之風險限額所規範。風險限額按每類產品及風險類別釐定。在設定風險限額時，產品之市場流通性為其中一個主要考慮因素。風險限額之設置乃配合有關風險量計之技巧，包括每個投資組合之持盤限額，敏感性限額與涉及風險數值限額。

恒生採用滙豐集團所訂定之風險管理政策及風險量計技巧，設立監察每日之實際風險與核准之風險限額比較之程序，並於有需要時作出行動以確保整體風險維持於可接受之水平。

涉及風險數值是一種按一置信水平估計由於市場滙率、利率及價格在特定持盤時間內之變動而使風險持倉盤可能出現虧損之技巧。恒生計算涉及風險數值之模式採用方差/協方差基準，利用過往市場價格變動資料，按百分之九十九置信水平及十日持倉期之基準作推算，並考慮不同市場及價格之間之相互關係。市場價格的變動乃參考過去兩年的市場數據計算。綜合不同風險類別的涉及風險數值乃根據各風險類別之間不互相影響假設而計算。鑑於採用涉及風險值模式有一定局限性，本行亦進行壓力測試，以評估在極端市況下，所承受之市場風險。

恒生已獲香港金融管理局之批准，採用此風險數值模式計算資本充足比率內之市場風險。此外，香港金融管理局亦對本行之市場風險管理程序表示滿意。

恒生於二零零四年及二零零三年之所有利率及滙率之風險持倉，以及個別風險組合之涉及風險數值如下：

涉及風險數值（以港幣百萬元位列示）	**於二零零四年十二月三十一日**	**年內最低數值**	**年內最高數值**	**年內平均數值**
所有利率及滙率之風險持倉之涉及風險數值	**394**	**249**	**605**	**372**
滙率之風險持倉之涉及風險數值（買賣）	**3**	**1**	**58**	**33**
利率之風險持倉之涉及風險數值				
– 買賣	**4**	**1**	**16**	**4**
– 累計	**394**	**244**	**603**	**371**

涉及風險數值（以港幣百萬元位列示）	於二零零三年十二月三十一日	年內最低數值	年內最高數值	年內平均數值
所有利率及滙率之風險持倉之涉及風險數值	271	186	473	321
滙率之風險持倉之涉及風險數值（買賣）	57	2	156	32
利率之風險持倉之涉及風險數值				
– 買賣	1	1	11	4
– 累計	264	186	472	315

於二零零四年，與市場風險有關之財資業務每日平均收入（包括應計賬項之淨利息收入及與交易持倉之資金成本）為港幣一千萬元（二零零三年為港幣八百萬元）。該等每日收入之標準差為港幣五百萬元（二零零三年為港幣七百萬元）。在二零零四年之二百四十九個交易日中，只有兩日錄得虧損，而最高之一日虧損為港幣六百萬元。最常見之一日收入，是介乎港幣六百萬元至港幣一千萬元之間，佔一百四十三日。最高之一日收入則為港幣三千八百萬元。

二零零四年涉及風險之數值


港幣百萬元
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(月份)

二零零三年涉及風險之數值

港幣百萬元


600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
（月份）

二零零四年市場風險收入每日分佈情況

日數


160
120
80
40
0
3
3
22
83
60
23
18
12
10
6
2
7
2.0及以下
2.0至4.0
4.0至6.0
6.0至8.0
8.0至10.0
10.0至12.0
12.0至14.0
14.0至16.0
16.0至18.0
18.0至20.0
20.0至22.0
22.0及以上
收入（港幣百萬元）

二零零三年市場風險收入每日分佈情況

日數


160
120
80
40
0
13
1
12
136
40
13
10
6
5
2
1
9
2.0及以下
2.0至4.0
4.0至6.0
6.0至8.0
8.0至10.0
10.0至12.0
12.0至14.0
14.0至16.0
16.0至18.0
18.0至20.0
20.0至22.0
22.0及以上
收入（港幣百萬元）

外滙風險

恒生之外滙風險主要包括財資處之外滙買賣及源自銀行業務之滙兑風險，後者亦交由財資處統籌，按董事會核准之外滙買賣限額內集中管理。二零零四年每日平均外滙溢利為港幣四百萬元（二零零三年為港幣二百萬元）。結構性外滙倉盤由海外附屬公司及分行之資本投資，主要為美元及人民幣所產生。該等投資由資產負債管理委員會管理。

於二零零四年十二月三十一日，恒生持有美元及人民幣非結構性外滙倉盤佔整體外滙淨倉盤總額百分之十以上。

外滙風險（以港幣百萬元位列示）

二零零四年

	美元	人民幣	其他外幣	外幣總額
現貨資產	173,071	2,664	112,074	287,809
現貨負債	(171,698)	(2,400)	(94,709)	(268,807)
遠期買入	68,726	207	28,826	97,759
遠期賣出	(69,795)	(192)	(46,148)	(116,135)
期權盤淨額	(37)	–	37	–
持有非結構性 倉盤淨額	267	279	80	626
結構性持倉淨額	850	1,998	108	2,956

利率風險

利率風險來自財資活動包括買賣及應計賬項倉盤及結構性利率風險。結構性利率風險產生自商業銀行業務資產及負債之不同定息特質，包括無利息成本資金，例如股東資金及部分往來存款。此等結構性利率風險按資產負債之合約或慣性到期日直接或透過資產負債委員會管理之組合轉移至財資處管理。

財資處於董事會核准之限額內及於資產負債管理委員會監察下管理有關利率風險。二零零四年來自財資處與利率風險有關之業務每日平均收入為港幣六百萬元（二零零三年為港幣六百萬元）。

利率感應分析為管理應計賬項利率風險之有效工具，載於第九十八頁之分析表列出應收利息之資產及應付利息之負債在不同期間按合約條款或到期日而重新按市場利率定息之錯配情況。實際定息日可能因提早償還或行使期權而與原合約條款或到期日不同，而合約條款亦不一定反映實際行為規律。因此恒生管理利率風險時並非完全按該分析表之基準而是顧及此等資產負債之行為規律。

利率感應正差額代表在此期間內重新定息之資產多於負債，雖然正差額通常在利率向上之情況下令利息收益受惠，但實際之得益則受多項因素之影響，包括在重新定息日前提前償還，在不同期間及不同貨幣利率變動之差異。同樣，利率感應負差額代表在此期間內重新定息之負債多於資產，負差額通常在利率向下之情況令利息收益受惠，但實際得益亦同樣受上述之各項因素影響。

利率感應分析(以港幣百萬元位列示)

二零零四年

	三個月或以下	三個月以上至六個月	六個月以上至十二個月	十二個月以上	非利息計算	營業賬冊	合計
資產							
庫存現金及短期資金	56,807	–	3,505	–	5,539	2,347	68,198
一個月以上之定期存放同業	11,211	3,101	1,919	–	–	–	16,231
存款證	20,539	2,366	4,318	6,348	–	19	33,590
證券投資	63,977	7,027	11,253	53,821	1,947	1,866	139,891
客戶貸款	222,916	14,781	6,182	5,349	2,546	99	251,873
其他資產*	1,857	896	97	313	33,984	1,695	38,842
總資產	377,307	28,171	27,274	65,831	44,016	6,026	548,625
負債							
往來、儲蓄及其他存款	417,652	5,617	3,242	7,476	29,429	–	463,416
同業存款	8,018	–	–	–	514	99	8,631
其他負債*	3,446	18	–	–	21,954	7,123	32,541
少數股東權益	–	–	–	–	852	–	852
股東資金	–	–	–	–	43,185	–	43,185
營業賬冊之內部融資	1,196	–	–	–	–	(1,196)	–
總負債	430,312	5,635	3,242	7,476	95,934	6,026	548,625
資產負債表以外項目	(6,716)	643	2,077	3,996	–	–	–
期限階段淨差額	(59,721)	23,179	26,109	62,351	(51,918)	–	–
累積淨差額	(59,721)	(36,542)	(10,433)	51,918	–	–	–

* 直屬控股公司及同母系附屬公司之存/欠金額已包括在其他資產及其他負債內。

股票風險

恒生二零零四年之股票風險主要來自股票長期投資，已列示於財務報告附註二十項內，而列於財務報告附註十五項內之持作買賣用途股票主要為本地及亞洲股票，並受買賣限額、風險管理監控措施和其他市場風險制度所規管。

衍生工具

衍生工具合約結餘(以港幣百萬元位列示)

二零零四年

	合約金額		以市值重估	
	買賣	非買賣	正數值	負數值
外滙合約				
即期及遠期	138,269	–	704	670
貨幣掉期	779	310	21	15
貨幣期權	22,069	–	109	106
利率合約				
利率掉期	49,688	70,915	928	1,347
利率期貨	1,741	–	–	–
利率期權	3,326	–	11	11
股票合約				
股票期貨	11	–	–	–
股票期權	1,362	–	5	5
市值重估數值分析				
買賣合約			1,347	1,272
非買賣合約			431	882

衍生工具乃指金融合約,其價值及特性衍生自有關之資產、滙率、利率及指數,主要包括在外滙、利率、股票、股票指數及商品市場之期貨、遠期、掉期及期權交易。衍生工具倉盤源自與客戶之交易以及恒生之自營買賣及資產負債管理活動。本行經常監察此等倉盤,以確保其不會超越可接受之風險水平。

衍生工具交易同時牽涉市場風險及信貸風險。恒生對衍生工具之市場風險乃按第九十四頁所述之市場風險監控制度,獨立及連同其他資產負債表項目產生之同類市場風險綜合管理。衍生工具所涉及之信貸風險包括合約重置成本(即合約按市值重估產生之正數值),以及合約剩餘期限之潛在未來價值變動。惟合約之名義金額並不代表恒生之信貸風險。所有衍生工具交易之審批及監察程序與其他信貸交易相同。

二零零四年十二月三十一日之衍生工具按產品類別分析表,列出買賣及非買賣用途之合約。恒生之衍生工具倉盤主要為外滙及利率合約,而期權合約主要用於提供客戶期權掛鈎之投資/存款產品及其相關對外活動。作買賣用途之衍生工具之市值重估正數值包括於「其他資產」項內而負數值則列於「其他負債」項內。

運作風險

運作風險乃指因詐騙行為、未經許可事項、錯誤、遺漏、內部程序之不足及失誤、人為及系統或外來因素而產生之經濟損失風險。運作風險之管理包括界定、評估、監察、控制及減低風險。於二零零四年,恒生委任營運總監以確保管理層積極參予運作風險管理及監管本行整體運作風險管理架構。恒生運作風險管理系統由高級管理人員負責管理;界定程序、活動及產品中潛在之運作風險;設有完善資訊系統界定及評估運作風險及定期編製報告;準確記錄及報告運作風險引致之損失。內部稽核定期對運作風險管理程序作出獨立檢討。恒生亦透過監察外來運作風險事件以吸取經驗。

由人為錯誤或詐騙行為所造成之風險損失,可透過完善之內部監控系統而減低。其中包括有完善紀錄之程序記錄過程、獨立審批及核對和監察相關交易,內部監控系統之詳情載於第六十七頁之「企業管治及其他資料」內。本行亦為保障業務運作及固定資產之有關損失購買適當保險。為減低因系統失誤或天災而影響或中斷業務之風險,所有業務及主要之後勤運作均設有後備系統及緊急業務復原計劃。後備電腦系統以及業務復原所需之場地亦已預備妥當。本行已訂立詳細之緊急復原措施並定期舉行演習,以確保該等程序趨時及正確。

本行致力支持教育、社會服務、藝術及體育

事發展，並於經營時以可持續發展為目標，

實踐環保之道...


企業社會責任



盡力關心社會，體現本行對企業社會
責任的承擔。


2004
新一代
大比併

恒生銀行秉承創辦人對「取諸社會，用諸社會」的信念，肩負企業的社會責任。

本行將企業社會責任列為其策略目標，致力提升社會的生活質素，以及在經營時努力達致可持續發展，竭盡對社會及環保應有的責任。

於二零零一年，恒生獲納入「富時全球社會責任指數」，該指數根據全球公認的社會責任水平衡量企業的表現，方便投資者投資於該等企業。本行亦分別於二零零三年至二零零四年及二零零四年至二零零五年度，獲香港社會服務聯會稱許為「商界展關懷」機構，表揚恒生作為良好企業公民的模範。

締造更美好的社會

本行為了社會福祉及年青一代的將來，一貫支持各項公益及贊助活動，重點在教育、社區服務、藝術及體育發展等方面。

教育方面，恒生於二零零四年共頒發一百二十九個獎學金予香港及內地學生。自一九九五年以來，本行所頒發的獎學金共惠及超過八百位學生，獎學金金額接近港幣四千萬元。

(左)「恒生銀行海外留學獎學金」之獲獎學生。

(中)恒生推出「Hang Seng Go Green」計劃，並設立環保大使，提高員工之環保意識。

(右)「恒生優秀運動員獎勵計劃」獎勵在二零零四年奧運會及傷殘人士奧運會中取得卓越成績的香港運動健兒。

透過「恒生銀行海外留學獎學金」，本行於二零零四年頒發獎學金予六位香港及內地學生，分別前往普林斯頓大學、哈佛大學、芝加哥大學及倫敦大學經濟政治學院深造。「恒生銀行海外留學獎學金」自一九九六年成立以來，受惠的學生共達四十名。

於二零零四年，本行繼續支持內地教育工作，並透過以改善內地基礎教育為目標的「苗圃行動」重建另一所學校。自一九九九年以來，恒生共捐出超過港幣一百五十萬元，重建四所於內地發展落後地區的小學，令超過一千七百名學生受惠。

本行透過贊助「恒生銀行跳躍音符伴成長」計劃，引發學生欣賞音樂的妙趣。於二零零三年至二零零四年度，共有五萬六千名學生參加，而自一九九八年起計，累積參加人數共達三十萬名。本年度其中一項重點活動，是由香港管弦樂團於恒生總行博愛堂，為超過一百位特殊學校學生舉辦音樂會。

為提高青少年對罪行的警覺性，本行於二零零四年繼續贊助「恒生銀行之協助警方撲滅青少年罪行比賽」。是項由香港警務處主辦的比賽每兩年舉行一次，二零零四年的參加人數打破歷屆紀錄，達十二萬零五十八人。二零零二年之比賽更於「第六屆中國最佳公共關係案例大賽」中獲頒社區關係類別中之唯一金獎。

本行亦自一九九九年起贊助「明報校園記者計劃」，令中學生有機會認識傳媒工作及改善語文寫作技巧，自計劃推出以來，參與學生超過三千名。

追求卓越

恒生銀行支持體育發展，鼓勵健康而平衡的生活方式，並支持具潛質的運動員追求卓越成績。

本行贊助的「恒生乒乓球學院」首三年計劃已於二零零三年結束。該計劃自二零零一年成立以來，共惠及超過四萬人。本行已宣佈於二零零四年至二零零六年繼續贊助「恒生乒乓球學院」，參加人數預計將超過五萬一千人。連同是次贊助，本行對學院的贊助共達港幣七百三十萬元；而自一九九一年起，恒生用作推動乒乓球運動的累積贊助金額，已接近港幣二千萬元。

為表揚本港運動員的努力及其傑出表現，恒生於二零零四年再次贊助由香港體育學院主辦的「恒生優秀運動員獎勵計劃」。八名在二零零四年雅典奧運會中取得卓越成績的香港健兒，共獲頒發港幣一百五十六萬元現金獎勵。另外，本行亦向十二位香港傷殘奧運獎牌得主共頒發港幣九十六萬二千元現金獎勵。此計劃自一九九六年成立以來已頒發超過港幣四百萬元予三十一名香港運動員。

樂善不倦

恒生銀行之慈善捐款及企業贊助總額由二零零三年港幣一千三百萬元增加至二零零四年的港幣二千二百萬元，當中包括對香港紅十字會的捐款以支援其對南亞海嘯的賑災工作。

本行亦參與香港公益金的籌款活動，例如「公益金便服日」。員工參與由醫療輔助隊、輔助警察隊及民眾安全服務隊等義工訓練亦會獲發特別有薪假期。

年內，恒生透過寄發月結單，免費為多間慈善機構寄出共七十萬張籌款宣傳單張。

恒生亦為若干慈善團體及非牟利機構提供免費的設計、活動籌辦以及其他服務。

為方便客戶捐款予慈善機構，本行於二零零一年推出網上捐款服務。

義工服務

本行員工積極參與各項義工服務，包括植樹、清潔沙灘及探訪長者與孤兒院。本行之高級行政人員亦擔任多個慈善團體及公營機構的義務職位。

於二零零四年，本行同事參與義工服務超過四萬七千六百小時，為二千七百七十八人提供服務。

本行獲香港政府社會福利署頒予「二零零二年最高服務時數獎（私人團體）」，以表揚本行對義務工作的貢獻。


恒生銀行
HANG SENG BANK




GO GREEN



環境保護

肩負社會責任的機構均十分重視對推廣有效環保政策及支持社會可持續發展的責任。

作為良好的企業公民，恒生銀行在經營時亦致力減低其業務對環境之負面影響。

本行之環境管理委員會於二零零二年十二月成立，負責監察由董事會於二零零三年一月通過的環保政策的實施。於二零零四年七月，本行在總行成立環境管理系統，以確定本行營運對環境的影響及制定減低有關影響的程序。

恒生銀行總行之環境管理系統於二零零五年一月獲頒發ISO 14001環境管理體系證書，反映本行致力實踐各項環境管理措施。恒生是首間獲頒發此國際認可證書的本地金融機構。

本行的借貸準則、客戶服務、員工、與供應商及社會的關係，亦受環保政策及措施的規限。

本行會根據「赤道原則」向客戶提供貸款，此項原則列出評估項目融資在環境及社會風險方面之指引。本行在批出貸款之過程中，亦期望客戶能遵守適用於其業務的環保條例及規定。

此外，銀行繼續促進電子通訊及網上服務，以節省內部及客戶交易所需的資源。登記使用本行網上銀行的客戶現已超過四十四萬人，反映本行在這方面的成效。

客戶亦可透過本行網頁寄出電子賀卡，恒生乃本地金融機構中電子賀卡系列款式最齊全者，自四年前推出此服務以來，客戶寄出的電子賀卡超逾二十四萬零七百張，其中包括以環保為題的聖誕賀卡。

此外，恒生亦推動以循環再造或環保物料印製企業文具及宣傳品，包括名片、日記簿、海報、企業禮品，而本行年報更自一九九四年起已採用環保紙張印製。

本行推出的HANG SENG Go Green（「恒生齊心為環保」）活動，鼓勵員工在日常工作中注意環保。透過此活動，本行得以節省能源及用水、減少廢物及增加回收再造。

為進一步向員工推廣環保，本行於二零零三年成立「恒生環保大使計劃」。由常務董事兼營運總監擔任「環保先鋒」，督導銀行的環保工作。

恒生亦為一百多位員工提供有關環境管理系統的培訓，並製作有關環境管理系統的培訓錄影帶分派予各部門。自二零零四年起，每月於總行進行環保檢查及每年進行環境管理系統審核工作。

本行透過漁農自然護理署的「企業植林計劃」，於石澳郊野公園及大埔洞梓共種植三萬株樹木。

恒生亦為世界自然（香港）基金會之鑽石公司會員。

環保表現

	2004年	2003年	2004年與 2003年比較
每人之溫室氣體釋放量 （噸 二氧化碳/等同全職僱員）	**3.62**	3.74	-3%
每平方米之溫室氣體釋放量 （噸 二氧化碳/平方米）	**0.21**	0.21	–
溫室氣體釋放量總計 （千噸 二氧化碳）	**26.2**	26.4	-1%
每人之耗能量 （千瓦小時/等同全職僱員）	**4,657**	4,781	-3%
每平方米之耗能量 （千瓦小時/平方米）	**276**	273	+1%
耗能量（千兆瓦小時）	**33.79**	33.81	-0.1%
每人之耗水量 （立方米/等同全職僱員）	**13.9**	18.5	-25%
耗水量（千立方米）	**101**	131	-23%
可回收之紙或紙板廢物（噸）	**799**	759	+5%
可重用之電腦或電器（噸）	**37**	33	+12%

數據包括恒生銀行所有本地之業務範圍

董事

艾爾敦先生

董事長

五十九歲。一九九六年六月獲委任本行董事，一九九八年一月一日獲委任非執行董事長。香港上海滙豐銀行有限公司主席。滙豐控股有限公司、地鐵有限公司及太古洋行有限公司董事。香港賽馬會董事。香港公益金執行委員會主席。香港總商會理事會副主席及香港貿易發展局理事會成員。獲授香港商業獎之二零零三年商業成就獎。於二零零四年七月榮獲香港特別行政區政府頒授「金紫荊星章」。

鄭海泉先生

副董事長兼行政總裁

五十六歲。一九九四年十月任本行董事，一九九五年四月任常務董事，一九九八年三月任副董事長兼署理行政總裁，一九九八年八月起任副董事長兼行政總裁。恒生人壽保險有限公司、恒生商學書院校董會及衛奕信勳爵文物信託人委員會主席。香港上海滙豐銀行有限公司及鷹君集團有限公司董事。證券及期貨事務監察委員會之程序覆檢委員會及香港特別行政區政府之首長級薪俸及服務條件常務委員會主席。香港銀行學會會長。香港工商專業聯會副主席。香港中華總商會會董。北京市政協常務委員會委員。香港特別行政區行政會議成員及立法會議員薪津獨立委員會委員。香港公益金名譽副會長。香港科技大學顧問委員會成員。於二零零零年九月獲浙江大學及於二零零一年四月獲深圳大學委任為客座教授。二零零零年十月獲西南財經大學委任為榮譽教授。獲香港董事學會頒發「2004年度傑出董事獎」。

*陳祖澤先生

六十一歲。九龍巴士（一九三三）有限公司董事長。九龍巴士控股有限公司及粵海投資有限公司之董事。路訊通控股有限公司之董事兼主席。一九六四年至一九七八年及一九八零年至一九九三年間任職於香港政府。期間歷任港督私人秘書、副常務司、政府新聞處處長、副布政司、工商司及教育及人力統籌司等要職。香港賽馬會副主席。香港科技大學校董會主席。香港公益金名譽副會長兼籌募委員會聯席主席。於一九九九年七月榮獲香港特別行政區政府頒授「金紫荊星章」。一九九五年八月獲委任本行董事。

*鄭裕彤博士

七十九歲。新世界發展有限公司主席。周大福珠寶金行有限公司董事長及信德集團有限公司董事。一九八五年三月獲委任本行董事。

*張建東博士

五十七歲。香港聯合交易所有限公司主板及創業板上市委員會主席、香港機場管理局董事會成員、香港金融管理局外滙基金諮詢委員會委員、大珠三角商務委員會成員、香港科技大學校董會副主席及香港公開大學校董會成員。香港興業國際集團有限公司及瑞安建業有限公司之獨立非執行董事。二零零四年五月獲委任本行董事。

簡善恒先生

四十二歲。二零零三年四月起任香港上海滙豐銀行有限公司財務主管。Bank of Bermuda, Hong Kong Branch行政總裁。二零零三年五月獲委任本行董事。

*許晉乾先生

六十一歲。Pointpiper Investment Limited 之董事兼行政總裁。中建企業有限公司、怡和控股有限公司、怡和策略控股有限公司及置地控股有限公司董事。一九九四年八月獲委任本行董事。

*利定昌先生

五十一歲。希慎興業有限公司主席。國泰航空有限公司、SCMP集團有限公司及馬士基（中國）航運有限公司之非執行董事，並為多間公司之董事。香港地產建設商會副會長。二零零二年八月獲委任本行董事。

*李家祥博士

五十一歲。李湯陳會計師事務所首席合夥人。全球會計師聯會國際理事。中國人民政治協商會議第十屆全國委員會委員。九龍巴士控股有限公司、數碼通電訊集團有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司、萬科企業股份有限公司、華潤創業有限公司、路訊通控股有限公司、中化香港控股有限公司及Strategic Global Investments plc之董事。一九九四年任香港會計師公會會長。現為香港金融管理局程序覆檢委員會主席，接受存款公司諮詢委員會及新巴塞爾資本協定諮詢小組委員。結算及交收系統上訴審裁處委員。於二零零三年七月榮獲香港特別行政區政府頒授「金紫荊星章」。二零零零年二月獲委任本行董事。

羅康瑞博士

五十六歲。瑞安集團主席兼行政總裁。瑞安房地產發展有限公司董事長兼行政總裁。鷹君集團有限公司董事。中國電訊股份有限公司獨立非執行董事。中國人民政治協商會議第十屆全國委員會委員。中華全國工商業聯合會副主席。香港工商專業聯會永遠名譽會長。長江開發滬港促進會理事長、重慶市人民政府經濟顧問、香港科技大學顧問委員會成員。於一九九八年七月榮獲香港特別行政區政府頒授「金紫荊星章」。獲授香港商業獎之二零零一年商業成就獎。獲香港董事學會頒發「2002年度傑出董事獎」。一九九九年二月獲委任本行董事。

莫偉健先生

五十六歲。一九六六年加入本行，曾任與零售銀行、押滙及稽核有關之多個不同崗位，一九八八年至一九九四年七月任稽核處處主任，一九九四年八月獲委任零售銀行業務處處主任，一九九五年一月任高級助理總經理，一九九五年七月任副總經理，一九九六年一月升任總經理，一九九九年八月任董事兼總經理，二零零零年四月出任本行常務董事兼總經理，負責本行零售銀行、私人銀行、投資服務及保險業務。二零零五年一月出任常務董事兼營運總監。香港金融管理局接受存款公司諮詢委員會委員。香港浸會大學諮議會及校董會成員。李寶椿聯合世界書院(香港)有限公司校董會副主席及恒生商學書院之校董會成員。

柯清輝先生

五十五歲。二零零五年一月起任香港上海滙豐銀行有限公司執行董事。滙豐保險集團(亞太)有限公司主席。交通銀行有限公司、國泰航空有限公司、思捷環球控股有限公司、香港銀行同業結算有限公司及和記黃埔有限公司董事。於二零零四年七月獲委為太平紳士。二零零零年二月獲委任本行董事。

潘仲賢先生

五十歲。 Grandland Shipping Limited獨立非執行董事。二零零四年十二月獲委任本行執行董事兼副行政總裁。

*冼為堅博士

七十五歲。萬雅珠寶有限公司董事長。美麗華酒店企業有限公司副主席、新世界發展有限公司常務董事及景福集團有限公司董事。一九九一年十一月獲委任本行董事。

*鄧日燊先生

五十二歲。昇和有限公司主席兼董事長，並為景福集團有限公司之副董事長、美麗華酒店企業有限公司及香港商業廣播有限公司之董事。懲教署人員子女教育信託基金委員會主席、人事登記審裁處審裁員、香港特別行政區護照(上訴委員會)委員、大律師紀律審裁團成員及香港海關人員子女教育信託基金投資顧問委員會委員。於一九九七年獲委為太平紳士。二零零零年七月榮獲香港特別行政區政府頒授「銅紫荊星章」。一九九五年八月起獲委任本行董事。

* 獨立非執行董事

艾爾敦先生為滙豐控股有限公司及香港上海滙豐銀行有限公司之董事。鄭海泉先生為香港上海滙豐銀行有限公司之董事。柯清輝先生為香港上海滙豐銀行有限公司之執行董事。簡善恒先生為HSBC Asia Holdings BV之董事及香港上海滙豐銀行有限公司之財務主管。滙豐控股有限公司、HSBC Asia Holdings BV及香港上海滙豐銀行有限公司擁有本行之權益根據證券及期貨條例第XV部第二及第三分部乃屬需公佈者。

高層管理人員

鄭海泉先生

副董事長兼行政總裁

（鄭海泉先生之簡介已列於第一百零六頁。）

潘仲賢先生

執行董事及副行政總裁

（潘仲賢先生之簡介已列於第一百零七頁。）

莫偉健先生

常務董事兼營運總監

（莫偉健先生之簡介已列於第一百零七頁。）

梁永祥先生

總經理及財富管理主管

五十歲。一九九四年加入本行任助理總經理兼信用卡中心主管。二零零零年五月任副總經理兼零售銀行業務副主管。二零零三年十月任商業銀行業務副主管。二零零五年一月起出任總經理及財富管理主管，負責本行財富管理業務。滙豐投資管理（香港）有限公司及易辦事（香港）有限公司董事。職業訓練局管理及督導訓練委員會主席。體育協會及地產代理監管局委員會委員。德育關注小組信託人兼會員。

吳源田先生

副總經理兼工商及金融機構業務主管

五十三歲。一九七一年加入本行。一九九四年一月任助理總經理兼企業銀行業務處副處主任，一九九九年九月任工商及金融機構業務處處主任，二零零零年七月出任副總經理兼工商及金融機構業務主管。負責本行工商及金融機構借貸業務。恒生財務有限公司董事兼行政總裁。恒指服務有限公司董事。恒生指數顧問委員會委員。香港銀行學會理事會理事。金銀業貿易場理事會理事。

陳國威先生

副總經理兼財務主管

四十八歲。一九九五年加入本行任助理總經理兼財務監理處處主任。一九九八年起出任財務主管，二零零三年六月任副總經理。興業銀行股份有限公司董事及執行委員會委員。香港會計師公會商界專業會計師委員會委員。英國特許公認會計師公會（香港分會）專業發展委員會委員。香港中文大學會計學諮詢委員會委員。香港科技大學會計學系系會榮譽顧問。清華大學高等研究中心基金會投資委員會委員。優質教育基金投資委員會成員。

譚偉雄先生

副總經理兼商業銀行業務主管

五十五歲。一九九九年加入本行任助理總經理兼商業銀行業務處處主任。二零零三年六月起出任副總經理兼商業銀行業務主管。負責本行商業銀行業務及押滙服務與資金管理之部門。

張泰強先生

副總經理兼財資業務主管

四十五歲。二零零四年六月加入本行任副總經理兼署任財資業務主管。負責管理財資業務及新加坡業務之運作。二零零四年八月起出任副總經理兼財資業務主管。加入本行前為香港上海滙豐銀行有限公司環球資本市場董事兼亞太區資產負債管理主管。

茲謹將截至二零零四年十二月三十一日年度之報告書及已審核賬項送呈 台覽。

主要業務

本行及各附屬及聯營公司從事銀行業及有關之金融服務。

溢利

本行及各附屬及聯營公司之本年度綜合溢利連同有關經已派發及宣佈派發之股息詳情列於本年結第一百一十七頁。

主要客戶

董事會認為，本行五位最大客戶所佔是年度本行總利息及其他營業收入少於百分之三十。

附屬公司

有關本行各主要附屬公司於二零零四年十二月三十一日之資料列於本年結第一百六十九頁。

股本

是年度內本行之註冊股本及實收股本並無任何變動。

捐款

是年度內本行及各附屬公司之慈善捐獻共為港幣一千八百萬元。

董事會

於年結日時，本行之董事為艾爾敦先生、鄭海泉先生、陳祖澤先生、鄭裕彤博士、張建東博士、簡善恒先生、許晉乾先生、利定昌先生、李家祥博士、羅康瑞博士、莫偉健先生、柯清輝先生、潘仲賢先生、冼為堅博士及鄧日燊先生。

利國偉博士及何添博士於二零零四年四月二十二日舉行之本行股東周年常會結束後退任本行董事，其後並應邀出任本行名譽資深顧問。兩位多年來對本行之貢獻，同人深為感謝。何添博士於二零零四年十一月六日逝世，享年九十五歲，董事會同寅深表哀悼。何博士於一九三三年加入本行，多年來尤其是在本行創立初期，對本行貢獻良多。何博士於一九五三年獲委任為本行董事兼總經理，並於一九六七年至一九七九年期間任本行副董事長。

陸觀豪先生於二零零四年十二月六日不再擔任本行董事職務，並將於二零零五年五月一日服務本行三十年後退休。

張建東博士及潘仲賢先生分別於二零零四年五月二十五日及二零零四年十二月七日獲委任為本行董事，彼等依章告退，並願應選連任。

董事陳祖澤先生、鄭裕彤博士及羅康瑞博士依章輪值告退，並願應選連任。

本行並無與擬於股東周年常會上重選連任之董事訂立任何於一年內若由本行終止合約時須作出賠償(除法定賠償外)之服務合約。

是年度內及於年結日時，本行或本行之任何控股公司、任何附屬公司或同母系附屬公司並無訂立本行董事享有重大權益之重要合約。

獨立非執行董事之獨立性

本行已收到各獨立非執行董事就香港聯合交易所有限公司之證券上市規則(「上市規則」)第3.13條所載有關獨立性之因素，而確認其獨立性之周年通知，本行並認為彼等仍屬獨立人士。

董事委員會

董事會設立三個董事委員會，分別為執行委員會、審核委員會及薪酬委員會。

執行委員會

執行委員會定期舉行會議，並在董事會直接授權下，以一般管理委員會形式運作，執行委員會之成員現包括鄭海泉先生(主席)、柯清輝先生、潘仲賢先生及莫偉健先生(董事)及梁永祥先生(總經理)。

審核委員會

審核委員會定期與本行之財務、內部稽核及條例監察之高層管理人員，以及本行之核數師舉行會議，以考慮本行之財務報告、稽核檢討之性質及範圍，以及內部監控及條例監察制度之效率。審核委員會之成員現為李家祥博士(主席)、鄧日燊先生及張建東博士，彼等均為本行之獨立非執行董事。

薪酬委員會

本行最近設立薪酬委員會，定期舉行會議以考慮人力資源事宜，並向董事會就本行之董事及高級管理人員的薪酬政策及架構等事項提出建議，以吸引、激勵及保留人才。薪酬委員會之成員為陳祖澤先生(主席)、許晉乾先生及利定昌先生，彼等均為本行之獨立非執行董事。

最佳應用守則及監管政策手冊內有關本地註冊認可機構的企業管治指引

本行於是年度內恪守本行所採納之最佳應用守則，該守則包括於當時生效之上市規則附錄十四之全部指引。本行並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。有關本行企業管治之詳情列於第六十六頁至第六十九頁。

董事買賣證券守則

本行曾對董事買賣證券守則作出修訂，並由二零零四年三月三十一日起採納一套條款不會較當時生效之《上市發行人董事進行證券交易的標準守則》(即上市規則附錄十)為寬鬆之有關守則。

遵守董事買賣證券守則聲明

本行已就此徵詢各董事(包括截至二零零四年十二月三十一日之年度內退任或委任之董事)，並獲各董事確認彼等已於二零零四年一月一日至十二月三十一日期間(首尾兩日包括在內)之適用時間遵守當時生效之《上市發行人董事進行證券交易的標準守則》(即上市規則附錄十)及本行董事買賣證券守則。

董事權益

本行董事依照上市規則而作出披露，於年結日時所持有之本行及各相聯公司之證券、股本衍生工具及債券之權益(依照證券及期貨條例第XV部份之釋義)詳列於下表之內。

	個人權益（實益持有）	家屬權益（配偶或十八歲以下子女之權益）	公司權益（控制公司之權益）	其他權益	總數	總數佔發行股本百分率
持有本行之普通股（每股面值港幣五元正）						
艾爾敦先生	300	–	–	–	300	0.00
陳祖澤先生	–	–	–	1,000[1]	1,000	0.00
莫偉健先生	1,625	–	–	–	1,625	0.00
持有滙豐控股有限公司之普通股（每股面值0.50美元）						
艾爾敦先生	98,904[2]	942	–	341,571[6]	441,417	0.00
鄭海泉先生	37,030	77,488	–	194,769[6]	309,287	0.00
陳祖澤先生	14,283	–	–	3,000[1]	17,283	0.00
簡善恒先生	278	8,532	–	66,740[6]	75,550	0.00
許晉乾先生	9,732	24,342	1,078,368[3]	–	1,112,442	0.01
李家祥博士	–	18,132	79,622[4]	–	97,754	0.00
莫偉健先生	18,960	–	–	60,729[6]	79,689	0.00
柯清輝先生	91,086	33,851	–	164,423[6]	289,360	0.00
潘仲賢先生	22,599[5]	54,916	–	38,533[6]	116,048	0.00

註：

[1] 陳祖澤先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份及3,000股滙豐控股有限公司股份。

[2] 此等股份乃由艾爾敦先生及其夫人共同持有。

[3] 許晉乾先生全權控制一間私人公司Parc Palais Incorporated之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

[4] 李家祥博士有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

[5] 此等股份乃由潘仲賢先生及其夫人共同持有。

[6] 此等權益乃(i)根據滙豐集團優先認股計劃授予董事認購每股0.50美元之滙豐控股有限公司普通股之優先認股權及(ii)根據滙豐控股有限公司有限制股份計劃，授予董事而由一項信託持有之每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份，現將有關數目臚列如下：

	優先認股權（詳情見下列明細表）	根據滙豐控股有限公司有限制股份計劃之有條件獎勵股份（詳情見下列明細表）	總數
艾爾敦先生	–	341,571	341,571
鄭海泉先生	3,070	191,699	194,769
簡善恒先生	41,348	25,392	66,740
莫偉健先生	2,526	58,203	60,729
柯清輝先生	2,634	161,789	164,423
潘仲賢先生	32,334	6,199	38,533

於年結日時，下列董事持有每股面值0.50美元之非上市而實股結算之滙豐控股有限公司普通股之優先認股權。

該等認股權乃滙豐控股有限公司無代價授予該等董事。

	於年結日時持有之優先認股權	於年內行使優先認股權認購每股0.50美元之普通股	每股行使價（以便士計）	授予日期	開始行使日期	截止行使日期
鄭海泉先生	3,070	–	534.96	2003年5月8日	2008年8月1日	2009年1月31日
簡善恒先生	17,550	–	637.54	1999年3月29日	2002年4月3日	2009年3月29日
	6,500	–	746.00	2000年4月3日	2003年4月3日	2010年4月3日
	7,500	–	871.20	2001年4月23日	2004年4月23日	2011年4月23日
	7,000	–	840.50	2002年5月7日	2005年5月7日	2012年5月7日
	2,798	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	41,348					
莫偉健先生	–	3,126[1]	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	2,526	–	647.20	2004年5月10日	2009年8月1日	2010年1月31日
	2,526					
柯清輝先生	–	1,875[1]	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	1,515	–	647.20	2004年5月10日	2009年8月1日	2010年1月31日
	2,634					
潘仲賢先生	3,750	–	501.60	1997年3月24日	2000年3月24日	2007年3月24日
	9,000	–	637.54	1999年3月29日	2002年3月29日	2009年3月29日
	4,750	–	746.00	2000年4月3日	2003年4月3日	2010年4月3日
	2,750	–	871.20	2001年4月23日	2004年4月23日	2011年4月23日
	4,400	–	840.50	2002年5月7日	2005年5月7日	2012年5月7日
	5,050	–	691.00	2003年5月2日	2006年5月2日	2013年5月2日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	1,515	–	647.20	2004年5月10日	2009年8月1日	2010年1月31日
	32,334					

註：

[1] 於行使優先認股權之日，即二零零四年八月二日，每股市值為833.5便士。

於年結日時，董事根據滙豐控股有限公司有限制股份計劃獲授予而由一項信託持有每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份數目，現臚列如下：

	於2004年1月1日持有之獲授股份	於年內獲授之股份	於年內發放予董事之獲授股份	於2004年12月31日持有之獲授股份[1]
艾爾敦先生	289,829	87,302	49,209	341,571
鄭海泉先生	155,179	52,963	23,981	191,699
簡善恒先生	12,467	12,180	–	25,392
莫偉健先生	59,713	11,571	15,287	58,203
柯清輝先生	132,036	45,397	22,011	161,789
潘仲賢先生	6,199[2]	–	–	6,199

註：

[1] 上列數目包括代息股份而收取之額外股份。

[2] 此乃潘仲賢先生於二零零四年十二月七日出任本行董事當日持有之獲授股份。

上述全部權益皆為長盤。根據本行依照證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，於二零零四年十二月三十一日，並無淡倉記錄。

除上述外，是年度內，本行、本行之任何控股公司、附屬公司或同母系附屬公司並無參與任何協定使本行董事取得本行或其他公司股份或債券而獲益。

於截至二零零四年十二月三十一日之年度內，本行並無發給認購本行股本或債務證券之權利予任何人士，亦無任何人士行使該等權利。

董事在與本行構成競爭之業務所佔權益

下列本行董事根據上市規則第8.10條作出申報，於二零零四年底時，在下述本行以外機構佔有權益，而該等機構之業務與本行直接或間接構成競爭或可能構成競爭：

艾爾敦先生為本行最終控股公司滙豐控股有限公司及其若干附屬公司（包括本行之直屬控股公司香港上海滙豐銀行有限公司）之董事。

鄭海泉先生為香港上海滙豐銀行有限公司及其附屬公司滙豐保險集團（亞太）有限公司之董事。

簡善恒先生為HSBC Asia Holdings BV及其若干附屬公司之董事。HSBC Asia Holdings BV為香港上海滙豐銀行有限公司之直屬控股公司。

莫偉健先生於二零零四年十二月三十一日為滙豐投資管理（香港）有限公司及HSBC Investment Funds (Hong Kong) Limited之董事，該等公司皆為香港上海滙豐銀行有限公司之附屬公司。彼已於二零零五年一月七日不再出任該等公司之董事職務。

柯清輝先生為香港上海滙豐銀行有限公司總經理，並由二零零五年一月一日起獲委任執行董事。他亦為滙豐保險集團（亞太）有限公司之董事，該公司為香港上海滙豐銀行有限公司之附屬公司。彼亦為交通銀行有限公司之董事。

滙豐控股有限公司透過各附屬及聯營公司提供全面之銀行、保險及有關之金融服務。

本行董事所申報其佔有權益之機構，均分別由獨立之董事會及管理層管理，並須各自向其股東負責。

本行董事會內共有八位獨立非執行董事。該等獨立非執行董事之意見對董事會所作之決定有重要之影響。本行之審核委員會由三位獨立非執行董事組成，定期開會檢討本行及各附屬公司之財務、內部監控及條例監察事宜。是以本行與上述董事所申報之業務，可基於各自利益獨立經營。

董事酬金

於截至二零零四年十二月三十一日之年度，本行各董事(包括執行董事及獨立非執行董事)之酬金以具名方式詳列於本年結第一百四十三頁。

主要股東權益

根據本行依照證券及期貨條例而設之登記冊，於二零零四年十二月三十一日，下列公司擁有本行之權益(按照該條例所規定者)如下：

公司名稱	持有之普通股數量(每股面值港幣五元正)(佔總數百分率)
香港上海滙豐銀行有限公司	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
滙豐控股有限公司	1,188,057,371 (62.14%)

香港上海滙豐銀行有限公司為HSBC Asia Holdings BV之附屬公司，HSBC Asia Holdings BV為HSBC Asia Holdings (UK)之全資附屬公司，而HSBC Asia Holdings (UK)為HSBC Holdings BV 之全資附屬公司。同時，HSBC Holdings BV為HSBC Finance (Netherlands) 之全資附屬公司，而HSBC Finance (Netherlands) 則為滙豐控股有限公司之全資附屬公司。因此，香港上海滙豐銀行有限公司之權益亦被視為HSBC Asia Holdings BV、HSBC Asia Holdings (UK)、HSBC Holdings BV、HSBC Finance (Netherlands) 及滙豐控股有限公司所擁有之權益。

本行董事會認為，滙豐控股有限公司實益持有本行之普通股1,188,057,371股(62.14%)。

上述全部權益皆為長盤。根據本行依照證券及期貨條例第336條而設之股份權益及淡倉登記冊，於二零零四年十二月三十一日，並無淡倉記錄。

購買、沽售或購回本行之上市證券

是年度內本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

監管政策手冊內有關本地註冊認可機構披露財務資料之指引

本行截至二零零四年十二月三十一日止之年度會計賬項，完全符合香港金融管理局於二零零二年十一月頒佈之監管政策手冊內有關本地註冊認可機構披露財務資料指引之各項要求。

核數師

本行之核數師畢馬威會計師事務所將任滿告退，但表示願意留任。在本行將召開之股東周年常會上將提呈議案，批准續聘畢馬威會計師事務所為本行之核數師。

承董事會命

董事長 **艾爾敦** 謹啟
香港 二零零五年二月二十八日

二零零四年
財務報告

2004
FINANCIAL STATEMENTS

頁	目錄	Page	Contents
	綜合損益結算表	117	Consolidated Profit and Loss Account
118	綜合資產負債表	118	Consolidated Balance Sheet
	資產負債表	119	Balance Sheet
	綜合權益變動結算表	120	Consolidated Statement of Changes in Equity
	綜合現金流量結算表	121	Consolidated Cash Flow Statement
	賬項附註	122	Notes on the Accounts
	1 編製基礎	122	1 Basis of preparation
	2 業務性質	122	2 Nature of business
	3 主要會計政策	122	3 Principal accounting policies
	4 最新頒佈之會計準則	135	4 Recently issued accounting standards
	5 營業溢利	140	5 Operating profit
	6 有形固定資產及長期投資之溢利	144	6 Profit on tangible fixed assets and long-term investments
	7 稅項	145	7 Taxation
	8 本行股東應得之溢利	147	8 Profit attributable to shareholders
	9 每股股息	147	9 Dividends per share
148	10 每股盈利	148	10 Earnings per share
148	11 按類分析	148	11 Segmental analysis
	12 庫存現金及短期資金	152	12 Cash and short-term funds
	13 一個月以上之定期存放同業	152	13 Placings with banks maturing after one month
	14 存款證	153	14 Certificates of deposit
	15 持作買賣用途之證券	153	15 Securities held for dealing purposes
	16 客戶貸款	155	16 Advances to customers
	17 存/欠最終控股公司	164	17 Amounts due from/to ultimate holding company
	18 存/欠直屬控股公司及同母系附屬公司	164	18 Amounts due from/to immediate holding company and fellow subsidiary companies
	19 附屬公司欠款	165	19 Amounts due from subsidiary companies
	20 長期投資	166	20 Long-term investments
	21 附屬公司投資	169	21 Investments in subsidiary companies
	22 聯營公司投資	170	22 Investments in associated companies
	23 有形固定資產	171	23 Tangible fixed assets
	24 其他資產	174	24 Other assets
	25 遞延稅項	175	25 Deferred taxation
	26 往來、儲蓄及其他存款	177	26 Current, savings and other deposit accounts
	27 同業存款	178	27 Deposits from banks
	28 其他負債	178	28 Other liabilities
	29 股本	179	29 Share capital
	30 儲備	179	30 Reserves
183	31 現金流量對賬表	183	31 Reconciliation for cash flow statement
184	32 或有債務、承擔及衍生工具	184	32 Contingent liabilities, commitments and derivatives
	33 為負債作抵押之資產	189	33 Assets pledged as security for liabilities
	34 資本承擔	189	34 Capital commitments
	35 租約承擔	190	35 Lease commitments
	36 僱員退休福利	190	36 Employee retirement benefits
	37 證券形式之報酬	194	37 Stock-based compensation
	38 跨國債權	198	38 Cross border claims
	39 行政人員貸款	199	39 Loans to officers
200	40 資本充足比率	200	40 Capital adequacy ratios
200	41 流動資金比率	200	41 Liquidity ratio
201	42 有關連人士之重大交易	201	42 Material related-party transactions
202	43 最終控股公司	202	43 Ultimate holding company
202	44 賬項通過	202	44 Approval of accounts
204	核數師報告書	203	Report of the Auditors
205	股東資料分析	205	Analysis of Shareholders
206	附屬公司	206	Subsidiaries
207	組織摘要及日程表	207	Corporate Information and Calendar

至二零零四年十二月三十一日全年結算
(以港幣百萬元位列示)

for the year ended 31 December 2004
(Expressed in millions of Hong Kong dollars)

		附註 note	2004	2003
利息收入	Interest income	5(a)	12,471	12,846
利息支出	Interest expense	5(b)	(2,781)	(2,667)
淨利息收入	**Net interest income**		9,690	10,179
其他營業收入	Other operating income	5(c)	6,363	5,198
營業收入	**Operating income**		16,053	15,377
營業支出	Operating expenses	5(d)	(4,223)	(3,902)
扣除準備金前之營業溢利	**Operating profit before provisions**		11,830	11,475
呆壞賬準備	Provisions for bad and doubtful debts	5(e)	814	(792)
營業溢利	**Operating profit**	31(a)	12,644	10,683
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	6	432	461
重估物業淨增值/(減值)	Net surplus/(deficit) on property revaluation	23(a)&(d)	148	(37)
應佔聯營公司之溢利	Share of profits of associated companies		143	30
除稅前一般業務溢利	**Profit on ordinary activities before tax**		13,367	11,137
一般業務溢利之稅項	Tax on profit on ordinary activities	7(a)	(1,764)	(1,423)
除稅後一般業務溢利	**Profit on ordinary activities after tax**		11,603	9,714
少數股東權益	Minority interests		(208)	(175)
本行股東應得之溢利	**Profit attributable to shareholders**	8	11,395	9,539
於一月一日之保留溢利	Retained profits at 1 January	30	19,720	19,440
撥自行址重估儲備	Transfer from premises revaluation reserve			
– 行址重估增值之折舊	– depreciation charge on revaluation surplus	30	75	68
– 售出行址而實現之重估增值	– realisation of revaluation surplus on disposal of premises	30	2	–
撥自投資物業重估儲備	Transfer from investment properties revaluation reserve			
– 售出投資物業而實現之重估增值	– realisation of revaluation surplus on disposal of investment properties	30	141	23
換算及其他調整	Exchange and other adjustments	30	4	18
股息	Dividends	9(a)&30	(9,942)	(9,368)
於十二月三十一日之保留溢利	**Retained profits at 31 December**	30	21,395	19,720

			HK$	HK$
每股盈利	Earnings per share	10	5.96	4.99
每股股息	Dividends per share	9(a)	5.20	4.90

第一百二十二頁至第二百零二頁之附註乃屬賬項之一部份。

The notes on pages 122 to 202 form part of these accounts.

綜合資產負債表 CONSOLIDATED BALANCE SHEET

二零零四年十二月三十一日 at 31 December 2004
(以港幣百萬元位列示) (Expressed in millions of Hong Kong dollars)

		附註 note	2004	2003
資產	**Assets**			
庫存現金及短期資金	Cash and short-term funds	12	**68,198**	71,903
一個月以上之定期存放同業	Placings with banks maturing after one month	13	**16,231**	18,029
存款證	Certificates of deposit	14	**33,590**	28,683
持作買賣用途之證券	Securities held for dealing purposes	15	**1,866**	1,232
客戶貸款	Advances to customers	16	**251,873**	229,466
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies	18	**4,598**	13,715
長期投資	Long-term investments	20	**138,025**	113,881
聯營公司投資	Investments in associated companies	22	**2,397**	549
有形固定資產	Tangible fixed assets	23	**11,469**	9,565
其他資產	Other assets	24	**20,378**	15,936
			548,625	502,959
負債	**Liabilities**			
往來、儲蓄及其他存款	Current, savings and other deposit accounts	26	**463,416**	439,913
同業存款	Deposits from banks	27	**8,631**	1,202
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies	18	**3,928**	2,412
其他負債	Other liabilities	28	**28,613**	19,147
			504,588	462,674
資本來源	**Capital Resources**			
少數股東權益	Minority interests		**852**	644
股本	Share capital	29	**9,559**	9,559
儲備	Reserves	30	**29,993**	26,641
擬派股息	Proposed dividends	9	**3,633**	3,441
股東資金	Shareholders' funds		**43,185**	39,641
			44,037	40,285
			548,625	502,959
			HK$	HK$
每股資產淨值	Net asset value per share		**23.03**	21.07

艾爾敦 *董事長* **David Eldon** *Chairman*

鄭海泉 *副董事長兼行政總裁* **Vincent H C Cheng** *Vice-Chairman and Chief Executive*

張建東 *董事* **Marvin K T Cheung** *Director*

馬廣榮 *秘書* **K W Ma** *Secretary*

第一百二十二頁至第二百零二頁之附註乃屬賬項之一部份。 The notes on pages 122 to 202 form part of these accounts.

二零零四年十二月三十一日
(以港幣百萬元位列示)

at 31 December 2004
(Expressed in millions of Hong Kong dollars)

		附註 note	2004	2003
資產	**Assets**			
庫存現金及短期資金	Cash and short-term funds	12	**41,548**	40,085
一個月以上之定期存放同業	Placings with banks maturing after one month	13	**7,321**	15,928
存款證	Certificates of deposit	14	**29,957**	28,662
持作買賣用途之證券	Securities held for dealing purposes	15	**1,800**	1,093
客戶貸款	Advances to customers	16	**198,917**	170,495
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies	18	**2,749**	7,949
附屬公司欠款	Amounts due from subsidiary companies	19	**109,324**	110,378
長期投資	Long-term investments	20	**107,114**	85,937
附屬公司投資	Investments in subsidiary companies	21	**2,004**	1,997
聯營公司投資	Investments in associated companies	22	**1,634**	–
有形固定資產	Tangible fixed assets	23	**8,587**	7,193
其他資產	Other assets	24	**9,575**	8,815
			520,530	478,532
負債	**Liabilities**			
往來、儲蓄及其他存款	Current, savings and other deposit accounts	26	**453,992**	430,009
同業存款	Deposits from banks	27	**8,631**	1,192
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies	18	**3,898**	2,358
附屬公司存款	Amounts due to subsidiary companies		**1,136**	898
其他負債	Other liabilities	28	**20,562**	14,472
			488,219	448,929
資本來源	**Capital Resources**			
股本	Share capital	29	**9,559**	9,559
儲備	Reserves	30	**19,119**	16,603
擬派股息	Proposed dividends	9	**3,633**	3,441
股東資金	Shareholders' funds		**32,311**	29,603
			520,530	478,532

艾爾敦 *董事長* — **David Eldon** *Chairman*
鄭海泉 *副董事長兼行政總裁* — **Vincent H C Cheng** *Vice-Chairman and Chief Executive*
張建東 *董事* — **Marvin K T Cheung** *Director*

馬廣榮 *秘書* — **K W Ma** *Secretary*

第一百二十二頁至第二百零二頁之附註乃屬賬項之一部份。

The notes on pages 122 to 202 form part of these accounts.

綜合權益變動結算表 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

至二零零四年十二月三十一日全年結算
(以港幣百萬元位列示)

for the year ended 31 December 2004
(Expressed in millions of Hong Kong dollars)

		附註 note	2004	2003
於一月一日之股東資金結餘	Shareholders' funds at 1 January		**39,641**	43,085
重估行址儲備之增值/(減值)	Increase/(decrease) in revaluation reserve of premises	30	**1,203**	(285)
重估行址儲備之遞延稅項調整	Deferred tax adjustment on revaluation of premises		**(6)**	(80)
重估投資物業儲備之增值/(減值)	Increase/(decrease) in revaluation reserve of investment properties	30		
– 銀行及附屬公司	– Bank and subsidiary companies		**618**	(273)
– 聯營公司	– associated company		**154**	(125)
長期股票投資重估儲備	Long-term equity investment revaluation reserve	30		
– 未實現之重估增值	– unrealised gains on revaluation		**332**	410
– 因出售長期股票投資而實現之增值	– realisation on disposal		**(406)**	(410)
重估長期股票投資之遞延稅項調整	Deferred tax adjustment on revaluation of long-term equity investment		**–**	(2)
換算及其他調整	Exchange and other adjustments	30	**4**	18
年內股東資金內確認之淨收益/(虧損)	Net gains/(losses) recognised in shareholders' funds for the year		**1,899**	(747)
年內之股東應得溢利	Profit attributable to shareholders for the year		**11,395**	9,539
年內宣派或批准之股息	Dividends declared or approved during the year		**(9,750)**	(12,236)
於十二月三十一日之股東資金結餘	Shareholders' funds at 31 December		**43,185**	39,641

第一百二十二頁至第二百零二頁之附註乃屬賬項之一部份。

The notes on pages 122 to 202 form part of these accounts.

至二零零四年十二月三十一日全年結算 for the year ended 31 December 2004
(以港幣百萬元位列示) (Expressed in millions of Hong Kong dollars)

		附註 note	2004	2003
來自營業活動之現金流入淨額	**Net cash inflow from operating activities**	31(a)	**17,632**	33,566
來自投資活動之現金流出	**Cash flows from investing activities**			
購入聯營公司權益	Purchase of an interest in an associated company		**(1,634)**	–
收取聯營公司股息	Dividends received from an associated company		**21**	24
購入長期投資	Purchase of long-term investments		**(61,039)**	(98,041)
出售或贖回長期投資所得	Proceeds from sale or redemption of long-term investments		**39,337**	69,710
購入有形固定資產	Purchase of tangible fixed assets		**(148)**	(142)
出售有形固定資產所得	Proceeds from sale of tangible fixed assets		**181**	35
收取長期投資利息	Interest received from long-term investments		**3,258**	2,496
收取長期投資股息	Dividends received from long-term investments		**131**	56
投資活動之現金流出淨額	Net cash outflow from investing activities		**(19,893)**	(25,862)
來自融資活動之現金流出	**Cash flows from financing activities**			
已派股息	Dividends paid		**(9,750)**	(10,324)
融資活動之現金流出淨額	Net cash outflow from financing activities		**(9,750)**	(10,324)
現金及等同現金項目之減少	**Decrease in cash and cash equivalents**		**(12,011)**	(2,620)
於一月一日之現金及等同現金項目	**Cash and cash equivalents at 1 January**		**77,575**	76,817
外幣兌換率轉變之影響	Effect of foreign exchange rate changes		**1,487**	3,378
於十二月三十一日之現金及等同現金項目	**Cash and cash equivalents at 31 December**	31(b)	**67,051**	77,575

第一百二十二頁至第二百零二頁之附註乃屬賬項之一部份。 The notes on pages 122 to 202 form part of these accounts.

至二零零四年十二月三十一日全年結算
(除特別列明外均以港幣百萬元位列示)

Year ended 31 December 2004
(Figures expressed in millions of Hong Kong Dollars unless otherwise indicated)

1. 編製基礎

(甲)本賬項乃按照香港會計師公會頒佈之香港財務報告準則(包括會計實務準則及註釋)編製，並符合香港公認會計準則及香港公司法例之規定。本賬項已完全遵守香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求，及符合香港聯合交易所有限公司上市條例有關財務披露之規定。

(乙)本綜合賬項包括恒生銀行(簡稱「銀行」)及其附屬公司截至十二月三十一日止年度之賬項。綜合賬項包括應佔聯營公司之業績及儲備，乃根據該等公司截止日期不早於十二月三十一日前三個月之賬項編製。集團內公司之間一切重大交易已於綜合計算時予以抵銷。恒生銀行及其附屬公司及聯營公司合稱本「集團」。

(丙)本賬項乃採用原值成本慣例編製，惟若干投資證券及行址與投資物業則按照附註3(戊)及(己)之會計政策，修訂為以重估公平價值列示。

(丁)編製本賬項所採用之會計政策與往年貫徹一致。

1. Basis of preparation

(a) These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(b) The consolidated accounts comprise the accounts of Hang Seng Bank Limited ("the Bank") and all its subsidiary companies made up to 31 December. The consolidated accounts include the attributable share of the results and reserves of associated companies, based on accounts made up to dates not earlier than three months prior to 31 December. All significant intra-group transactions have been eliminated on consolidation. "The Group" refers to the Bank and its subsidiary and associated companies.

(c) The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain securities and premises and investment properties as set out in the accounting policies in notes 3(e) and 3(f) respectively.

(d) The accounting policies used in the preparation of these accounts are consistent with those used in the previous year.

2. 業務性質

本集團主要從事銀行業及有關之金融服務。

2. Nature of business

The Group is engaged primarily in the provision of banking and related financial services.

3. 主要會計政策

(甲)收入之確認

除貸款已列為呆賬外(附註3(丙))，利息收入均以應計基準在損益賬內確認。

費用及佣金收入均於列為應收項目時計入收益，除非該等收入是用以彌補向客戶持續提供服務之成本或須為客戶承擔風險，或屬利息性質收入。在該等情況下，費用則於有關期間內按適當之基準確認。

3. Principal accounting policies

(a) Income recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts (note 3(c)).

Fee and commission income is accounted for in the period when receivable, except where the fee is charged to cover the costs of a continuing service to or risk borne for the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

3. 主要會計政策(續)

(乙)商譽

當收購附屬或聯營公司之成本高於本集團購得其所佔可分離資產份額之公平淨值時，即產生正商譽。於一九九八年一月一日前進行之收購，其產生之商譽於收購當年從「儲備」項內撇除。於一九九八年一月一日或以後進行之收購為附屬公司，所產生之商譽已列入資產負債表之「其他資產」項內，而收購聯營公司所產生之商譽則列入「聯營公司投資」項內，商譽一般以二十年為期以直線法於損益賬內攤銷。並按需要進行測試，計算附屬公司或聯營公司之預期現金流量現值與淨資產賬面值及應佔商譽比較，確定商譽是否出現減值。

於出售附屬或聯營公司時，將連同任何未攤銷或已誌入儲備內之商譽，計算出售該等公司之損益。

(丙)貸款及呆賬

(一)放出客戶貸款或購入貿易票據於提取或購買時，以支付結算金額入賬，在資產負債表內以本金扣除懸欠利息及呆壞賬準備列示。(懸欠利息及準備政策於3下列(丙)(三)、(四)及(五)項內)。

(二)客戶貸款之呆壞賬

當管理層對最終收回貸款本金或利息之機會存疑即列為呆壞賬，除若干特殊情況外，所有本金或利息逾期三個月以上未償還之貸款，均作呆壞賬處理。呆壞賬亦包括逾期未超逾三個月但被視為無法全數償還之客戶貸款。

(三)懸欠利息與停止利息

當貸款定為呆賬，其應計利息會進誌「懸欠利息」戶口而不計入損益表之「利息收入」內，惟於下述特殊情況下貸款可逾期至十二個月始列作懸欠利息處理：

- 持有之現金抵押足以償付貸款本金及利息總額，並可合法行使抵償權；
- 可變現之有形抵押品淨值足以抵償貸款本金及利息，並通過信審程序批准將利息累積或撥入本金；或

3. Principal accounting policies (continued)

(b) Goodwill

Positive goodwill on acquisition of subsidiary and associated companies arises when the cost of acquisition exceeds the Group's share of the fair value of the separable net assets acquired. For acquisitions before 1 January 1998, positive goodwill was charged against "Reserves". For acquisitions on or after 1 January 1998, positive goodwill is recognised in the balance sheet in "Other assets" in respect of subsidiary companies and in "Investment in associated companies" in respect of associated companies and is amortised over its estimated life, usually taken as 20 years, on a straight line basis in the profit and loss account. Positive goodwill is tested for impairment when necessary by comparing the present value of the expected future cash flows from the relative subsidiary or associated company with the carrying value of its net assets, including attributable goodwill.

On disposal of the subsidiary or an interest held in an associated companies, any attributable amount of goodwill not yet amortised through the profit and loss account or which has previously been taken directly to reserves is included in the calculation of the profit or loss on disposal of the company.

(c) Advances and doubtful debts

(i) Advances to customers and trade bills are measured at the cash consideration at the time of the drawdown or acquisition and are stated in the balance sheet at the principal amounts outstanding net of suspended interest and provisions for bad and doubtful debts. (Policies on interest suspension and provisions are set out in 3(c)(iii),(iv) and (v) below.)

(ii) Non-performing advances

Loans are designated as non-performing as soon as management has doubts as to the ultimate recoverability of principal or interest. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Non-performing advances also include advances that are not yet overdue for more than three months but are considered doubtful.

(iii) Interest in suspense and non-accrual of interest

When a loan is considered doubtful, interest will be "suspended" by taking accrued interest to a suspense account instead of to "Interest income" in the profit and loss account. However, the suspension of interest may exceptionally be deferred for up to 12 months past due in the following situations:

- where cash collateral is held covering the total of principal and interest due and the right of set-off is in place;
- where the value of net realisable tangible collateral is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments; or

3. 主要會計政策（續）

(丙) 貸款及呆賬（續）

(三) 懸欠利息與停止利息（續）

- 按組合基準以滾動率程式提撥準備之單一類別之小額貸款組合於附註3(丙)(四)列示，可在逾期九十天後仍累計利息，累計利息將撥入本金按組合基準提撥準備。

在編製資產負債表時，懸欠利息已從「客戶貸款」及「預付及應計收益」項下之應收利息賬項內扣除。

倘收回利息之機會渺茫，有關貸款即停止累計利息。其懸欠利息即予以撇除。

呆壞賬客戶若能按還款期償還利息及本金及確保日後之償還能力，即作為正常貸款重新累計利息。

集團政策規定須以審慎及貫徹一致之基準迅速提撥適當之呆壞賬準備。所提撥之準備基本上分為特殊及一般兩種，兩者均須考慮抵押品情況及未償還金額而釐定。

(四) 特殊準備

特殊準備是對已確認之呆壞賬項衡量其實際及預期損失數字作出提撥，並在資產負債表之貸款項內扣除。

特殊準備是根據個別呆壞賬評估作提撥，惟單一類別之小額貸款組合則以整體組合作為評估基準。特殊準備之數額是按集團保守評估提撥，足以抵銷將有關貸款撇減至最終可收回之數值，並考慮包括下列之各項因素：

- 切實評估客戶之財政狀況，包括其在可接受之期限內償還欠款之可能性；
- 集團對客戶之總風險；
- 若客戶清盤或破產可獲得之派發金額；
- 貸款抵押品的可變現值；
- 追收貸款及將抵押品變現所涉及之費用；及
- 若貸款並非以本地貨幣為單位，則需考慮借款人獲取有關外幣之能力。

3. Principal accounting policies (continued)

(c) Advances and doubtful debts (continued)

(iii) Interest in suspense and non-accrual of interest (continued)

- for portfolios of small homogeneous loans where provisions are made on a portfolio basis using the roll rate methodology as described in note 3(c)(iv) below, interest income will continue to accrue after the account is 90 days overdue and the interest will be included as part of the loan balance for the purpose of making provisions.

Interest suspended on doubtful debts is netted in the balance sheet against "Advances to customers" and accrued interest receivable in "Prepayments and accrued income".

Where the probability of receiving interest payment is remote, interest is no longer accrued and any suspended interest is written off.

Accrual of interest will not be resumed for non-performing accounts until interests and principals are up-to-date and future payments are reasonably assured.

It is the Group's policy to make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis. There are two basic types of provisions, specific and general, each of which is considered in terms of the charge and the amount outstanding.

(iv) Specific provisions

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on small balance homogenous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed case by case. The amount of specific provision raised is the Group's conservative estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value, and in reaching a decision consideration is given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period;
- the Group's aggregate exposure to the customer;
- the likely dividend available on liquidation or bankruptcy;
- the realisable value of any collateral for the loan;
- the costs associated with obtaining repayment and realisation of the collateral; and
- if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

3. 主要會計政策(續)

(丙)貸款及呆賬(續)

(四)特殊準備(續)

單一類別之小額貸款組合,是按組合基準以滾動率程式或相近之程式提撥特殊準備。採用之滾動率程式為一種根據統計分析以往趨勢預測不同程度的逾期貸款,最終無法償還及損失之比率,並參照其他過往經驗及評估當前經濟情況,計算預期損失而釐定合適之特殊準備。

(五)一般準備

一般準備作為補充特殊準備,以照應於結算日已存在但於日後始能確認之貸款損失。提撥水平乃根據集團之貸款組合結構及風險特性,首先根據過往損失經驗預計貸款組合之個別部份之損失,加上由管理層按照當前之經濟及信貸狀況決定所採用之損失經驗是否高估或低估現實之潛在損失,並須定期檢討損失經驗以維持適當之一般準備水平。一般準備於資產負債表所列「客戶貸款」中扣除。

(六)償還呆壞賬之處理方法

收回呆壞賬之款項(變現抵押品所得現金除外),首先抵償懸欠利息,餘額則用於償還本金。變現抵押品所得的款項將用於償還本金,餘額則用以彌補懸欠利息。

(七)貸款撇除

當債務已再無實際機會收回時,該貸款及其懸欠利息即作出撇賬。通常逾期一百八十日信用卡及無抵押私人貸款亦被視為無展望償還,並予以撇除。

3. Principal accounting policies (continued)

(c) Advances and doubtful debts (continued)

(iv) Specific provisions (continued)

For portfolios of small homogeneous loans, specific provisions are made on a portfolio basis using the roll rate methodology or similar formulaic approach. Roll rate methodology is a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue and takes into account other historical data and an evaluation of current economic conditions to calculate an appropriate level of specific provisions based on expected loss.

(v) General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. The Group maintains general provisions which are determined taking into account the structure and risk characteristics of the Group's loan portfolio and the expected loss of the individual components of the loan portfolio based primarily on the historical loss experience and management's judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience. Historic levels of latent risk are regularly reviewed to determine that the level of general provisioning continues to be appropriate. General provisions are deducted from "Loans and advances to customers" in the balance sheet.

(vi) Application of repayment from non-performing accounts

Amounts received from non-performing accounts (other than from realisation of collateral) are applied to the repayment of suspended interest and then to the repayment of principal. Amounts received from the realisation of collateral are applied to the repayment of outstanding principal and then to suspended interest.

(vii) Write-off of loans

Where a loan has no reasonable prospect of recovery, the loan and related suspended interest are written off. Credit card and unsecured personal loans are normally regarded as having no reasonable prospect of recovery after 180 days overdue and are charged-off accordingly.

3. 主要會計政策（續）

（丙）貸款及呆賬（續）

（八）重整貸款

重整貸款是基於客戶財政困難而重組或重訂償還條件之貸款，貸款重整之目的為提高逾期貸款最終之收回數額。藉著放緩追收欠款之正常程序，容許合資格之客戶改善賬戶情況或重新商議償還貸款條件。重整貸款條件通常較原來優惠。重整後之貸款按新還款期重新列為未逾期貸款，能按新還款期正常償還為期六至十二個月後，即不再列為重整貸款。若按新還款期仍逾期三個月，則按照香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求，列為逾期貸款而不再列為重整貸款。

（九）貸款變現而換取之資產

為有秩序地將其變現以抵償貸款而購入之資產均繼續列為貸款。所購入資產按轉換當日被清理之貸款賬面值列賬，而其日後減值則悉數提撥準備。

（十）收回之資產

本行在追回呆壞賬過程中，透過法院程序或由借款人自願交出而收回抵押之資產。於收回抵押之資產後，有關貸款將調整至該收回資產之變現淨值，以致部份貸款須從特殊準備中撇除。已收回抵押品之貸款仍然視作客戶貸款，並列為呆壞賬。

（丁）外幣伸算

外幣本位之資產及負債均按年結日之市價滙率伸算為港元。海外分行及海外附屬公司之業績則按是年度平均滙率伸算為港元。

期初之外幣資本投資淨額及以平均滙率伸算之業績均於年結日重新按當日滙率伸算，所產生之損益將誌入「保留溢利」賬內。其他換算損益則誌入損益賬內。

3. Principal accounting policies (continued)

(c) Advances and doubtful debts (continued)

(viii) Rescheduled advances

Rescheduled advances are those which have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. Rescheduling activity is designed to maximise cash recovery on overdue accounts by slowing down the formal steps in collection management to allow qualifying customers to repair or renegotiate satisfactory maintenance of their accounts. This will normally involve the granting of concessionary terms and will be counted as non-overdue as long as payments are made in accordance with the rescheduled repayment schedule. A rescheduled advance will continue to be disclosed as such until the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances which have been overdued for more than three months under the rescheduled terms are reported as "Overdue advances" in accordance with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

(ix) Assets acquired in exchange for advances

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange, and further provisions are made based on any subsequent deterioration in its value.

(x) Repossessed assets

Collateral assets are repossessed through court proceedings or voluntary delivery of possession in the course of recovery of non-performing advances. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as "Advances to customers" and classified as non-performing.

(d) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the year-end. The results of branches and subsidiary companies outside Hong Kong are translated into Hong Kong dollars at the average rates of exchange for the year.

Exchange differences arising from the retranslation of opening foreign currency net investments and exchange differences arising from retranslation of the result for the year from the average rate to the exchange rate ruling at the year-end are accounted for in "Retained profits". Other exchange differences are recognised in the profit and loss account.

3. 主要會計政策(續)

(戊)投資

(一)持作買賣用途及長期投資之證券

集團就擁有明確意向及能力持有至到期日之債務證券均列為「持至期滿之債務證券」並按類列入資產負債表內之「庫券」(列於「庫存現金及短期資金」項下)、「存款證」或「長期投資」。持至期滿之債務證券均按成本扣除減值準備列賬(附註3(庚))。

以溢價或折讓價購入之有期債務證券,其溢價及折讓均按購買日起至到期日止期間於損益賬內攤銷。此等證券均按成本調整購入溢價及折讓之攤銷列入資產負債表內。溢價及折讓之攤銷則列作「利息收入」。

持至期滿之債務證券若於到期日前售出或轉為持作買賣用途,因而產生之任何溢利或虧損均於當日列入損益賬內,並包括於「有形固定資產及長期投資之溢利」項內。

擬持續持有之股票均列為「長期投資」,並按公平價值列入資產負債表內;因市值變動所產生之溢利或虧損在扣除遞延稅項後,誌入「長期股票投資重估儲備」賬內。出售投資時之累計損益即誌入該期損益表之「有形固定資產及長期投資之溢利」項內。若投資須進行減值,其減值額(包括過往誌入「長期股票投資重估儲備」賬內之重估溢利或虧損)即進誌損益賬。

其他持作買賣用途之證券均按公平價值列入資產負債表內並按類列入「庫券」(列於「庫存現金及短期資金」項下)、「存款證」或「持作買賣用途之證券」。該等資產之公平價值變動則於損益結算表之「買賣溢利」項內確認。

售出之證券如附有按預定價格回購之承諾,仍按原分類列於資產負債表內,而出售所得之金額則以負債方式列示。相反,根據類似轉售承諾而購入之證券則不會在資產負債表內確認,而所支付之金額則視乎交易對手之性質為銀行或非銀行而列入「庫存現金及短期資金」或「客戶貸款」賬內。

3. Principal accounting policies (continued)

(e) Investments

(i) Securities held for dealing purposes and long-term investments

Debt securities in respect of which the Group has the expressed intention and ability to hold until maturity are classified as "Held-to-maturity securities" and are included in the balance sheet in the categories of "Treasury bills" (included in "Cash and short-term funds"), "Certificates of deposit" or "Long-term investments" as appropriate. Held-to-maturity debt securities are included in the balance sheet at cost less provision for any impairment (note 3(g)).

Where dated debt securities have been purchased at a premium or discount, those premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity. These securities are included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts is included in "Interest income".

Any profit or loss arising on disposal of held-to-maturity securities prior to maturity or on transfer to securities held for dealing purposes is included in the profit and loss account as it arises and is included in "Profit on tangible fixed assets and long-term investments".

Equity shares intended to be held on a continuing basis are classified as "Long-term investments" and are included in the balance sheet at fair value. Gains and losses arising from changes in fair value, net of deferred tax where appropriate, are accounted for as movements in the "Long-term equity investment revaluation reserve". When an investment is disposed of, the cumulative profit or loss, including any amounts previously recognised in the long-term equity investment revaluation reserve, is included in the profit and loss account for the year in "Profit on tangible fixed assets and long-term investments". When an investment is determined to be impaired, the impairment loss (including any revaluation gains or losses previously recognised in the long-term equities investment revaluation reserve) is taken to profit and loss account.

Other securities are classified as held for dealing purposes and included in the balance sheet at fair value in the categories of "Treasury bills" (included in "Cash and short-term funds"), "Certificates of deposit", or "Securities held for dealing purposes" as appropriate. Changes in fair value of such assets are recognised in the profit and loss account as "Dealing profits" as they arise.

Where securities are sold subject to a commitment to repurchase them at a predetermined price, they remain in the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under analogous commitments to resell are not recognised in the balance sheet and the consideration paid is recorded in "Cash and short-term funds" where the counterparty is a bank or in "Advances to customers" where the counterparty is a non-bank customer.

3. 主要會計政策(續)

(戊) 投資(續)

(二) 附屬公司投資

附屬公司投資均按成本值扣除董事認為需要提撥之減值準備後於銀行之資產負債表內列賬(附註 3(庚))。

(三) 聯營公司投資

聯營公司投資於綜合賬項內以權益法計算集團應佔該等公司之資產淨值列賬;而在銀行之資產負債表內則以成本值扣除董事認為需要提撥之減值準備後列賬(附註 3(庚))。

(己) 有形固定資產

(一) 行址

行址以公平價值列示並由具專業資格之估價師定期估值,以確保其賬面淨值與公平價值無大差異。估值基準乃按照行址當時用途之公開市場價值。土地及房屋價值之攤分作為計算折舊之依據,乃按房屋之重置成本為房屋價值,其餘額為土地之價值。因重估而產生之溢價,已扣除遞延稅項,先冲回誌於損益賬內有關該物業過往重估所產生之虧損,餘數誌入儲備項下之「行址重估儲備」內。因重估已扣除遞延稅項而產生之虧損先從「行址重估儲備」內扣除該物業過往之重估溢價,不足之數於損益賬內支銷。

折舊乃按照資產之估計可用年數攤銷全部賬面價值,計算方式如下:

- 永久業權之土地不予折舊;
- 租約業權之土地按照租約剩餘年數攤銷;及
- 房屋及其改良成本按直線法每年撇銷百分之二或按租約剩餘年數分攤折舊,兩者以較高者為準。

於行址重估時,即沖銷年內之累積折舊,行址重估增值之折舊部份由「行址重估儲備」撥往「保留溢利」項下。

3. Principal accounting policies (continued)

(e) Investments (continued)

(ii) Investments in subsidiary companies

Investments in subsidiary companies are stated at cost less provision for any impairment (note 3(g)) as determined by the Directors in the Bank's balance sheet.

(iii) Investments in associated companies

Investments in associated companies are stated at the Group's attributable share of the net assets of the associated companies using the equity method of accounting in the Group's consolidated balance sheet and are stated at cost less provision for any impairment (note 3(g)) as determined by the Directors in the Bank's balance sheet.

(f) Tangible fixed assets

(i) Premises

Premises are stated at valuation and are revalued by professionally qualified valuers with sufficient regularity, usually annually, to ensure that the net carrying amount does not differ materially from the fair value. The valuation is made on the basis of open market value for existing use. The apportionment of the value between the land and building elements is made by estimating the "net replacement cost" of the building as the value of the building element and taking the residual figure as the value of the land element. This is adopted for the purpose of depreciation. Surpluses arising on revaluation, net of deferred tax, are credited firstly to the profit and loss account to the extent of any deficits arising on revaluation previously charged to the profit and loss account in respect of the same premises, and are thereafter taken to the "Premises revaluation reserve". Deficits arising on revaluation, net of deferred tax, are firstly set off against any previous revaluation surpluses included in the "Premises revaluation reserve" in respect of the same premises, and are thereafter taken to the profit and loss account.

Depreciation is calculated to write-off the valuation of the assets over their estimated useful lives as follows:

- freehold land is not depreciated;
- leasehold land is depreciated over the unexpired terms of the leases; and
- buildings and improvements thereto are depreciated at the greater of 2% per annum on the straight line basis or over the unexpired terms of the leases.

On revaluation of premises, depreciation accumulated during the year will be eliminated. Depreciation charged on revaluation surplus of premises are transferred from premises revaluation reserve to retained profits.

3. 主要會計政策(續)

(己)有形固定資產(續)

(二)投資物業

租約期超逾二十年之投資物業按估值列示於資產負債表。若租約期尚餘二十年或以下之投資物業則按估值扣除折舊後列賬。折舊乃按照租約之剩餘年數攤銷全部賬面價值計算。投資物業由具專業資格之估價師以公開市場價值估值。按投資組合計算之重估溢價已誌入「投資物業重估儲備」賬內。按組合計算而產生之重估虧損先從過往重估溢價內扣除,不足之數於損益賬內支銷。

(三)設備

設備包括傢俬、機械及其他設備按成本減除折舊後列賬。折舊之計算乃按照資產之估計可用年數(一般在三至十年間),以直線折舊法攤銷。

(四)出售行址、投資物業及設備之損益均以淨售所得與該資產之賬面淨值差價計算。因出售行址而實現之有關重估溢價由「行址重估儲備」項下撥往「保留溢利」項下。因出售投資物業而實現之有關重估溢價或虧損,則由「投資物業重估儲備」項下撥往「保留溢利」項下。

(庚)減值

除行址及投資物業以重估價值及投資證券以公平價值及客戶貸款已扣除準備金列賬外,本集團在每結算日,均檢討各類資產有否出現減值跡象。若資產之可收回價值低於賬面值,則須減值至其可收回價值。釐定持至期滿之債務證券之可收回價值,是根據發行人之還款現狀及信貸情況作出評估,附屬公司及聯營公司投資之可收回價值,則按董事以合適之評估基準如資產淨值或未來現金流量現值作出評估。

減值虧損應即時於損益結算表中確認。轉回之減值虧損應以資產未減值前之賬面數額為限。撥回之減值虧損在確認轉回之年度損益結算表沖回。

3. Principal accounting policies (continued)

(f) Tangible fixed assets (continued)

(ii) Investment properties

Investment properties are stated in the balance sheet at valuation where the term of the leases are over 20 years or at valuation less depreciation calculated to write off the assets over the remaining terms of the leases where the leases are of 20 years or less. The valuation of the investment properties are assessed by professional valuers on the basis of open market value. Surpluses arising on revaluation on a portfolio basis are credited to the "Investment properties revaluation reserve". Deficits arising on revaluation on a portfolio basis are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account.

(iii) Equipment

Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on the straight line basis to write off the assets over their estimated useful lives, which are generally between 3 and 10 years.

(iv) On disposal of premises, investment properties and equipment, the profit or loss is calculated as the difference between the net sales proceeds and the net carrying amount. Surpluses relating to premises disposed of included in the "Premises revaluation reserve" are transferred as movements in reserves to "Retained profits". Surpluses or deficits relating to investment properties disposed of included in the "Investment properties revaluation reserve" are transferred as movements in reserves to "Retained profits".

(g) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets (other than premises and investment properties carried at revalued amounts and investment securities carried at fair value and customer advances stated net of provisions) to determine whether there is any indication that those assets are impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. The recoverable amount of held-to-maturity securities subject to impairment is determined by reference to the performing status and the credit condition of the issuer. For investments in subsidiary and associated companies, this is determined based on the valuation of the Directors on an appropriate valuation basis such as net asset value or net present value of future cash flows.

Impairment losses are recognised in the profit and loss account immediately. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

3. 主要會計政策(續)

(辛) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人，即列為融資租賃。當本集團為融資租賃之出租人，則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人，用作租賃之資產將包括在「有形固定資產」內，並按合適情況根據列於附註 3(己)之集團折舊政策計算折舊。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業收入」項內。應收或有租金收入則在相應之會計年度入賬。經營租賃支付之租金則在租賃期內之會計年度以等額分期方式在損益賬內「房地產及設備費用」中支銷。應付或有租金支出則在相應之會計年度支銷。

(壬) 僱員福利計劃

(一) 薪金、年終花紅、年度有薪假期、假期旅遊津貼及非現金性福利之成本，均在有關僱員提供服務之年度內以應計基準支銷，而在年底累積之有薪假期，可以在以後年度享用或在僱員離職時領取休假代金者，亦已提撥準備。

(二) 本集團為僱員提供退休福利，按有關法例設有界定利益福利計劃和公積金福利計劃及參予強制性公積金計劃。

是年度損益賬支取之界定利益福利計劃之退休福利成本，乃按一系列精算假定，計算是期服務成本、利息成本及預計投資回報，並計及須予確認之淨精算虧損後釐定。

3. **Principal accounting policies** (continued)

(h) Finance and operating leases

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets", and where applicable, are depreciated in accordance with the Group's depreciation policy as set out in note 3(f). Rentals receivable under operating leases are recognised as "Other operating income" in equal instalments over the accounting periods covered by the lease term. Contingent rentals receivable are recognised as income in the accounting period in which they relate to. Payments made under operating leases are charged to the profit and loss account as "Premises and equipment expenses" in equal instalments over the accounting periods covered by the lease term. Contingent rentals payable are written off as an expense of the accounting period in which they are incurred.

(i) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by the employees. Provision is made in respect of paid leave entitlement accumulated during the year, which can be carried forward into future periods for compensated absence or payment in lieu if the employee leaves employment.

(ii) The Group provides retirement benefits for staff members and operates defined benefit and defined contribution schemes and participates in mandatory provident fund schemes in accordance with the relevant laws and regulations.

The retirement benefit costs of defined benefit schemes charged to profit and loss account are determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of net actuarial losses required to be recognised.

3. 主要會計政策(續)

(壬)僱員福利計劃(續)

本集團於每一個界定利益福利計劃之負擔淨額，乃估計職員截至結算日之服務年期應賺取將來所得福利之折現值，再扣減福利計劃資產之公平價值而計算。貼現率乃參照與福利計劃負擔年期接近之高質素企業債務證券於結算日之孳息率。由合資格精算師採用 Projected Unit Credit Method 計算。

在計算本集團之負擔淨額時，累積未確認精算盈餘或虧損超逾界定利益福利負擔折現值與計劃資產公平價值，兩者中較高數額百分之十，該部份須按參予計劃僱員之預計未來工作年期在損益結算表中確認。未超逾該上限之精算盈餘或虧損則不須確認。

若集團之負擔淨額低於零值而出現資產，可確認之數額不能大於集團未來可從福利計劃收回之退款或減少之供款之折現值扣除累積未確認之淨精算虧損及過往服務成本。

公積金計劃及強制性公積金計劃之供款乃按有關章程規定，並在該年度之損益賬內支銷。

(三)本集團參與滙豐集團設置之股份報酬計劃認購滙豐控股有限公司之股份。按市值授出認股權之計劃，並無確認任何成本，儲蓄優先認股權計劃之認股權乃按公平價值不多於百分之二十折讓授出，此等獎勵亦無確認成本。而有限制股份獎勵計劃，本集團攤分購買股份以供有條件授出股份獎勵之成本於「人事費用」內按適用之表現要求期間攤銷。

(癸)稅項

(一)稅項包括是年應繳稅項及遞延稅項資產及負債之增減。是年度稅項及遞延稅項資產及負債之增減均於損益賬內支銷，除非與「儲備」項目有關之遞延稅項增減，則在「儲備」項內支銷。

3. Principal accounting policies (continued)

(i) Employee benefits (continued)

The Group's net obligation in respect of defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligation. The calculation is performed by a qualified actuary using the Projected Unit Credit Method.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the scheme. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the present value of any future refunds from the scheme or reductions in future contributions to the scheme less any cumulative unrecognised net actuarial losses and past service costs.

The retirement benefit costs of defined contribution schemes and mandatory provident fund schemes are the contributions made in accordance with the relative scheme rules and are charged to the profit and loss account of the year.

(iii) The Group participates in the share compensation plan operated by the HSBC Group for acquisition of HSBC Holdings plc shares. For the share option plan where such options are granted at fair value, no compensation costs are recognised. For the savings-related share option plan where options are granted at a discount of not more than 20% to fair value, no compensation cost is recognised for such awards. For the restricted share award plan, the Group's share of cost for acquisition of shares for the conditional award under such plan is charged to "Staff costs" over the period in respect of which the performance condition applies.

(j) Taxation

(i) Taxation for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in reserves, in which case they are recognised in reserves.

3. 主要會計政策（續）

(癸) 稅項（續）

(二) 是年應繳稅項是按應課稅利潤以結算日已立法或實則生效之稅率計算，以及上年度應繳稅項之調整。

(三) 遞延稅項資產及負債是由財務報表之資產及負債之賬面值及課稅基礎值兩者間的暫時性差額而產生。遞延稅項資產亦可來自未扣減之稅務虧損及未運用之稅務優惠。

因課稅暫時差額而產生之所有遞延稅項負債，在一般情況下應全數確認。而遞延稅項資產則應在預期可取得足夠應課稅溢利扣減之情況下，方予以確認。

遞延稅項是按預期該等稅項負債或資產需清付或扣減時所適用之稅率計算。遞延稅項資產及負債毋須計算折現值。遞延稅項資產及負債結餘，須在結算日檢討。若預期沒有足夠應課稅溢利以供稅務扣減，則須減低遞延稅項資產額。

(四) 是年應繳稅項結餘和遞延稅項結餘及其增減，均需獨立列賬而互不抵銷。本期稅項資產抵銷本期稅項負債，及遞延稅項資產抵銷遞延稅項負債，只在本行或本集團具有合法抵銷權抵銷本期稅項資產和本期稅項負債時方可進行。通常限於同一課稅單位在同一稅務機關範圍下，才能進行抵銷。

(子) 資產負債表外之金融工具

資產負債表外之金融工具統稱衍生工具，該等合約之價值變化衍生自對照之資產、利率、滙率或指數，包括在外滙、利率及股票市場上進行之期貨、遠期、掉期及期權交易。凡具有合法抵銷權之合約均採用淨額結算。

此等工具之記賬方法視乎其交易目的為買賣或非買賣用途而定。

3. Principal accounting policies (continued)

(j) Taxation (continued)

(ii) Current tax is the expected tax payable on the taxable profits for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities. The principle of offsetting usually applies to income tax levied by the same tax authority on same taxable entity.

(k) Off-balance sheet financial instruments

Off-balance sheet financial instruments, commonly referred to as derivatives, are contracts the characteristics and value of which are derived from those of the underlying assets, interest and exchange rates or indices. They include futures, forwards, swap and options transactions in the foreign exchange, interest rate and equity markets. Netting is applied where a legal right of set-off exists.

The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or non-dealing purposes.

3. 主要會計政策(續)

(子)資產負債表外之金融工具(續)

(一)買賣交易

買賣用途之交易包括持盤及因應客戶需要而進行之交易及其對沖活動。

用作買賣之交易以市值記賬,因市值變動而產生損益之淨現值就未賺取之信貸息差及日後之服務成本而作出適當遞延處理後列入損益賬內之「買賣溢利」。資產負債表以外之買賣交易於可能情況下參照流通市場之獨立市場報價而評值。而未有報價之交易則參照獨立之市場價格或利率,採用估值模式釐定。流動性不足之持盤須按適當情況調整估值。

按市值列賬之滙率、利率及股票合約所產生之資產,包括未實現盈利均列於「其他資產」項目下。按市值列賬之交易所產生之負債,包括未實現虧損,則列於「其他負債」項下。

(二)非買賣交易

非買賣之交易是指按本集團風險管理策略,為應計基準列賬之資產、負債、持盤或未來現金收支作對沖用途之合約。非買賣交易包括符合下述條件之對沖交易及用以改變指定金融工具之風險特性之交易。

非買賣交易均以其指定資產、負債或持盤淨額相同之基準入賬。任何損益均按有關資產、負債或持盤之損益之同等基準予以確認。

符合對沖交易條件之衍生工具須有效降低相關資產、負債或預期交易之價格或利率風險,並在訂立衍生工具合約之始即列為對沖交易。因此,衍生工具之市值變動必須與相關之對沖項目在對沖合約訂立之始與及有效期內之市值變動緊密相應。符合此等條件之衍生工具會按相關對沖項目之相同基準列賬。作對沖用途之衍生工具包括掉期、遠期及期貨。

3. Principal accounting policies (continued)

(k) Off-balance sheet financial instruments (continued)

(i) Dealing transactions

Transactions for dealing purposes include those undertaken for proprietary purposes and to service customers' needs, as well as any related hedges.

Transactions undertaken for dealing purposes are marked-to-markets and the net present value of any gain or loss arising is recognised in the profit and loss account as "Dealing profits", after appropriate deferrals for unearned credit margin and future servicing costs. Off-balance sheet dealing transactions are valued by reference to independent market quotes in liquid markets where available. For those transactions where there are no readily quoted prices, market values are determined by reference to independently sourced rates, using valuation models. Adjustments are made for illiquid positions where appropriate.

Assets, including gains, resulting from off-balance sheet exchange rate, interest rate and equities contracts which are marked-to-market are included in "Other assets". Liabilities, including losses, resulting from such contracts, are included in "Other liabilities".

(ii) Non-dealing transactions

Non-dealing transactions are derivatives which are held for hedging purposes as part of the Group's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-dealing transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-dealing transactions are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedged contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

3. 主要會計政策(續)

(子)資產負債表外之金融工具(續)

(二)非買賣交易(續)

利率掉期合約亦可會用作改變金融工具之利率特性。要符合改變利率特性之要求，該衍生工具合約金額及利率風險，須與指定之單一或一籃子資產或負債組合掛鈎，以達致既定風險管理目標。此等利率掉期合約之有關收支，均以應計基準誌入「利息收入」及「利息支出」項內。

出售或終止未到期之非買賣用途合約所產生之損益，按原來合約剩餘期間攤銷。當有關之資產、負債或持盤出售或終止時，該等合約即改為以市值列賬，而產生之損益則即時誌入損益賬內。

若衍生工具在訂立合約後不符合對沖條件或改變利率特性之要求，將按其市值列賬，而有關損益則列入「買賣溢利」項內。

(丑)長期保險業務

本集團確認長期保險業務權益之估值，是審慎評估現時生效之長期保險業務未來將產生之盈利之折現值，並考慮近期經驗及一般經濟情況，及有關長期保險基金內之保留盈餘。此等估值會於每年諮詢獨立精算師後予以釐定。長期保險業務權益估值之變動，在損益結算表之「其他營業收入」項內呈列。照應保單持有人權益之長期保險業務資產及負債已在「其他資產」及「其他負債」項內確認。

(寅)有關連人士

就此賬項目而言，有關連人士乃指本集團能直接或間接對其財務及營運決策作出控制或重大影響，反之亦然，又或本集團與其均受同一方面之控制或重大影響。有關連人士包括個人及其他個體。

(卯)按類分析

按類分析資料以業務類別及地理區域列示。由於按客戶類別分析所得資料較適用於本集團之營運及財務決策，故被選定為主要按類分析。

3. Principal accounting policies (continued)

(k) Off-balance sheet financial instruments (continued)

(ii) Non-dealing transactions (continued)

Interest rate derivatives are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual or pools of similar assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. Interest rate derivatives for synthetic alteration are accounted for on an accruals basis with the relative income and expense accounted for as "Interest income" and "Interest expense" respectively.

Any gain or loss on termination of non-dealing derivatives is deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the non-dealing derivative is immediately marked-to-market through the profit and loss account.

Derivatives that do not qualify as hedges or synthetic alterations after inception are marked-to-market through the profit and loss account, with gains and losses included in "Dealing profits".

(l) Long-term assurance business

The value placed on the Group's interest in long-term assurance business includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries. Changes in the Group's value of long-term assurance business are reported in the profit and loss account as "Other operating income". Long-term assurance assets and liabilities attributable to policyholders are recognised in the Group's accounts in "Other assets" and "Other liabilities" respectively.

(m) Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(n) Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

3. 主要會計政策（續）

(辰) 現金及等同現金項目

現金流量結算表中之現金及等同現金項目包括現金及一個月內到期之定期存於同業資金，及由購買日起計三個月內到期之庫券及存款證。

(巳) 股息

於結算日後建議或宣佈派發之股息在股東資金項內獨立披露。來自附屬公司、聯營公司及共同控制機構之股息收入，在股息宣佈派發之會計年度於銀行之損益結算表之收入項內確認。

4. 最新頒佈之會計準則

香港會計師公會新近頒佈一系列新及修定之香港財務報告準則及香港會計準則（新香港財務報告準則）。由二零零五年一月一日開始之會計年度生效。

本集團已就採納該等新香港財務報告準則之影響作出評估並總結如下：

採納下列之香港財務報告準則將會對本集團的財務報告產生重大財務及賬項表列方式之影響，現簡述如下。

(甲) 香港會計準則第三十九號 金融工具：確認和計量

(一) 投資證券

現行採用之投資證券會計政策於附註3(戊)內列示。香港會計準則第三十九號規定，所有投資證券須按下列三項分類：

- 持至期滿之債務證券按攤銷成本扣除減值列賬。
- 可供出售證券以公平價值列賬，公平價值變動產生之損益列入股東資金儲備項下。
- 其他不包括於上列之證券以公平價值列示，公平價值變動之損益於損益賬內確認。

3. Principal accounting policies (continued)

(o) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and balances with banks maturing within one month, and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition.

(p) Dividends

Dividends proposed or declared after the balance sheet date are disclosed as a separate component of shareholders' funds. Dividend income from subsidiaries, associates and jointly controlled entities is recognised as income in the Bank's profit and loss account in the accounting period in which the dividends are declared.

4. Recently issued accounting standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group is in the process of assessing the impact of these new HKFRSs and has so far concluded as follows:

The adoption of the following HKFRSs will have significant financial or presentation effects on the Group's financial statements in the areas as briefly described below.

(a) HKAS 39 Financial instruments: Recognition and Measurement

(i) Investment securities

The current accounting policy for investment securities is set out in note 3(e) above. HKAS 39 specifies that all investment securities be classified within one of the following three categories:

- Held-to-maturity debt securities are measured at amortised cost less any impairment loss.
- Available-for-sale securities are measured at fair value with holding gains and losses reported under a reserve in the shareholders' equity.
- Securities classified other than above are measured at fair value with all holding gains and losses recognised in the profit and loss account.

4. 最新頒佈之會計準則(續)

(甲) 香港會計準則第三十九號 金融工具：確認和計量(續)

(一) 投資證券(續)

於二零零五年一月一日，本集團將大部份持至期滿之債務證券歸類為可供出售證券，其公平價值之變動將導致股東資金波幅增加。在新會計政策實行當日，可供出售證券之累計重估損益將於股東資金儲備賬內調整。二零零四年賬項無需重新列示。

(二) 貸款費用收入及支出

現行採用之貸款費用收入及服務成本會計政策於附註3(甲)內列示。目前貸款回贈或佣金是在支付時或按有關貸款年期分攤作利息支出。在採納香港會計準則第三十九號後，基本上所有貸款費用收入及貸款支出(包括物業按揭回贈)將連同利息收入計算貸款之實際息率在預計之貸款年期內攤銷。

採納此新會計政策對營業收入之影響輕微。在新會計政策實行當日，過往已計入損益賬之貸款收入及支出將於保留溢利沖回。二零零四年之賬項無需重新列示。

(三) 非買賣之衍生工具

現行採用之非買賣衍生工具會計政策於附註3(子)(二)內列示。採納香港會計準則第三十九號後，所有衍生工具將以公平價值在資產負債表內確認為資產或負債，而公平價值之變動將確認如下：

- 指定為公平價值對冲的衍生工具，與其相關之對冲項目所產生之溢利或虧損於損益賬內確認；
- 指定為現金流量對冲的衍生工具，首先在儲備內確認，期後則與其對冲資產/負債之收入一併撥回損益賬；及
- 其他衍生工具(包括買賣用途及不符合對冲資格之衍生工具)於損益賬內確認。

4. Recently issued accounting standards (continued)

(a) HKAS 39 Financial instruments: Recognition and Measurement (continued)

(i) Investment securities (continued)

On 1 January 2005, the Group has reclassified most of its held-to-maturity debt securities as available-for-sale securities. The change in fair value will cause volatility to the shareholders' equity. On transition, the revaluation gain or loss will be adjusted through a reserve in the shareholders' equity. No restatement of the 2004 accounts is required.

(ii) Loan fee income and costs

The current policy for recognition of loan fee income and servicing cost is set out in note 3(a) above and incentive or rebate on loan origination is charged as interest expense as incurred or amortised over the contractual loan life. On adoption of HKAS 39, substantially all loan fee income and directly attributable loan origination costs (including mortgage incentive payments) will be amortised over the expected life of the loan as part of the effective interest calculation.

The impact on operating income will be insignificant. On transition, there will be an adjustment to retained profits due to the reversal of previously recognised fees and costs. No restatement of 2004 accounts is required.

(iii) Non-dealing derivatives

The current accounting policy on non-dealing derivatives is set out in note 3(k)(ii) above. On adoption of HKAS 39, all derivatives will be recognised as either assets or liabilities in the balance sheet at fair value and the change in fair value is recognised as follows:

- for a derivative designated as a fair value hedge, in the profit and loss account together with the associated loss or gain on the hedged item;
- for a derivative designated as a cash flow hedge, initially in equity reserve and subsequently released into the profit and loss account in line with the income of the hedged assets/liabilities; and
- for other derivatives (including dealing derivatives and non qualifying hedges), in the profit and loss account.

4. 最新頒佈之會計準則（續）

（甲）香港會計準則第三十九號 金融工具：確認和計量（續）

（三）非買賣之衍生工具（續）

由於衍生工具用作對沖之要求嚴格，因此衍生工具之損益將會有較大波幅。而指定為現金流量對沖的衍生工具，其公平價值之變動則對股東資金儲備產生波幅。在新會計政策實行當日，不符合對沖資格之衍生工具的重估溢利或虧損於保留溢利內調整。而現金流量對沖之衍生工具的重估溢利或虧損則於股東資金儲備內調整。二零零四年之賬項無需重新列示。

（四）呆壞賬準備

現行採用之呆壞賬準備會計政策於附註3（丙）內列示。採用香港會計準則第三十九號後，按個別評估之貸款減值準備是以現金流量折現值方法計提，按組合評估之貸款減值準備，適用於單一類別之小額貸款或未有減值跡象之正常貸款，是採用方程式或統計方法計提。

個別評估及組合式評估之貸款減值準備，將取代現時之特殊及一般準備。此政策對損益賬之呆壞賬淨提撥並無重大影響。

（五）懸欠利息

現行採用之懸欠利息會計政策於附註3（丙）內列示。

於採用香港會計準則第三十九號後，懸欠利息之概念已不存在。已作出減值準備之貸款，仍會按照計算減值準備之貼現息率計算利息收入，二零零四年之賬項無需重新列示。

4. Recently issued accounting standards (continued)

(a) *HKAS 39 Financial instruments: Recognition and Measurement* (continued)

(iii) Non-dealing derivatives (continued)

There will be higher volatility in income as a result of the stricter definition of a qualifying hedge. The change in fair value of derivatives designated as cash flow hedges will create volatility in equity. On transition, the revaluation gain or loss of non-qualifying derivatives will be adjusted through retained profits and the revaluation gain or loss of cash flow hedges through equity reserve. No restatement of 2004 accounts is required.

(iv) Provisions for bad and doubtful debts

The current accounting policy on provisions for bad and doubtful debts is set out in note 3(c) above. On adoption of HKAS 39, impairment provisions for advances assessed individually are calculated using a discounted cash flow analysis for the impaired advances. Collective assessment of impairment for individually insignificant items or items where no impairment has been identified on an individual basis is made using formula-based approaches or statistical methods.

Impairment provisions for advances will be presented as individually assessed and collectively assessed instead of specific provisions and general provisions. There will be no significant change in the net charge for provisions to profit and loss account.

(v) Interest in suspense

The current accounting policy on suspension of interest is set out in note 3(c) above.

Under HKAS 39, there is no concept of suspended interest. For impaired advances, interest income is recognised at the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. No restatement of 2004 accounts is required.

4. 最新頒佈之會計準則(續)

(乙)香港會計準則第十七號：租賃

行址

現行採用之行址會計政策於附註3(己)(一)及(二)內列示。採納香港會計準則第十七號後，租約業權之自用物業，若能可靠地以其租約開始當日分攤土地與房屋之價值，則土地部份應視作經營租賃，所支付之地價或其他費用將按租賃期攤銷。若未能可靠地以租約開始當日，分攤土地與房屋之價值則整體將繼續視為融資租賃並以公平價值列賬。

本集團之行址將繼續以公平價值列賬，其中一幢行址物業獨立支付地價之土地視作經營租賃。在新會計政策實行當日，該土地之重估溢價連同有關遞延稅項將一併沖銷，已支付之地價將在「其他資產」項之「預付賬」內列示，並按租約年期攤銷，二零零四年賬項將會反映其變動而重新修訂。

4. Recently issued accounting standards (continued)

(b) HKAS 17: Leasing

Bank premises

The current accounting policy on bank premises is set out in note 3(f)(i) & (ii) above. By adoption of HKAS 17, leasehold properties held for own use, where the land and building elements can be allocated reliably as at inception of the lease, the land element is treated as an operating lease. Land premiums or other costs of acquiring the leasehold land will amortise over the term of the lease. Where the land and building cannot be allocated reliably as at the inception of the lease, the land and building elements will continue to be treated as finance leases and carried at cost or fair value depending on whether the cost model or fair value model is elected.

The Group will continue to adopt the fair value model for bank premises. One leasehold property with cost of land premium paid separately will be accounted for as an operating lease. On transition, the revaluation reserve on the leasehold land will be de-recognised and related deferred taxation reversed while the cost of land premium paid will be reflected as a prepayment under "other assets" and amortised over the remaining lease term. The 2004 accounts will be restated to reflect the changes.

(丙)香港會計準則第四十號：投資物業

投資物業

現行採用之投資物業會計政策於附註3(己)(三)內列示。採納香港會計準則第四十號後，投資物業以公平價值出賬，而其價值變動將直接於損益賬內反映。

本集團之投資物業將繼續以公平價值入賬，投資物業價值變動將會導致損益賬產生波幅，在新會計政策實行當日，投資物業重估儲備將會轉入保留溢利賬內，根據香港會計準則第四十號，第八十段，本集團二零零四年之賬項無需重新列示。

(c) HKAS 40: Investment property

Investment properties

The current accounting policy on investment properties is set out in note 3(f)(iii). By adoption of HKAS 40, investment properties are carried at fair value with the changes in fair value reported directly in the profit and loss account.

The Group will continue to adopt the fair value model for investment properties. The change in fair value of investment properties will cause volatility in the profit and loss account. On transition, the investment revaluation reserve will be transferred to retained profits. The Group will not restate its 2004 accounts, as permitted under paragraph 80 of HKAS 40.

(丁)香港會計準則第十二號：利得稅項－香港會計準則詮釋第二十一號

遞延稅項

現時投資物業重估儲備並無計提遞延稅項。根據香港會計準則詮釋第二十一號，本集團之投資物業重估儲備需要以利得稅率計算遞延稅項。在新會計政策實行當日，物業重估溢利之遞延稅項將由保留溢利中扣除。二零零四年之賬項無需重新列示。

(d) HKAS 12: Income Taxes – HKAS Interpretation 21

Deferred tax

Currently, no deferred tax is provided on revaluation surplus of investment properties. Following the interpretation of HKAS Interpretation 21, the Group will calculate deferred tax based on the profits tax rate on the change in fair value of investment properties. On transition, retained profits will be reduced by the amount of deferred tax on the cumulative balance of the revaluation surplus. No restatement of the 2004 account is required.

4. 最新頒佈之會計準則(續)

(戊)香港會計準則第十九號：僱員福利

退休金計劃之供款

現行採用之退休福利金之會計政策於附註3(壬)(二)內列示。根據國際會計準則第十九號，精算溢利或虧損可全數在發生年度於「保留溢利」內反映。相信香港會計師公會將為香港會計準則第十九號作出相應修訂。

本集團將選擇於是年度保留溢利內確認全部精算溢利或虧損。在新會計政策實行當日，累計精算溢利/虧損額將於「保留溢利」內調整。

採納下列香港財務報告準則對本集團之財務報告並無重大財務及賬項表列方式之影響。

香港財務報告準則第二號：股權支付

香港財務報告準則第四號：保險合約

香港財務報告準則第五號：待售非流動資產及已終止業務

香港會計準則第二十七號：綜合及獨立財務報表

香港會計準則第三十二號 金融工具：披露及呈報

香港會計準則第三十六號：資產減值

香港會計準則第三十八號：無形資產

4. Recently issued accounting standards (continued)

(e) HKAS 19: Employee Benefits

Pension costs

The current accounting policy on retirement benefit schemes operated by the Group is set out in note 3(i)(ii) above. The IAS 19 allows actuarial gains or losses to be accounted for in full through "retained profits" in the year of occurrence. The Hong Kong Institute of Certified Public Accountants is expected to revise the HKAS 19 accordingly.

The Group will elect the option to recognise all actuarial gains or losses through retained profits in the current year. On transition, the balance of actuarial gain/loss will be adjusted through "retained profits".

The adoption of the following HKFRSs would not have significant financial and presentation effects on the Group's financial statements.

HKFRS 2: Share-based Payments

HKFRS 4: Insurance Contracts

HKFRS 5: Non-current Assets Held for Sale and Discontinued Operations

HKAS 27: Consolidated and Separate Financial Statements

HKAS 32: Financial Instruments: Disclosure and Presentation

HKAS 36: Impairment of Assets

HKAS 38: Intangible Assets

5. 營業溢利 5. Operating profit

本年度營業溢利已計算下列各項目： The operating profit for the year is stated after taking account of:

(甲) 利息收入 (a) Interest income

		2004	2003
上市證券利息收入	Interest income on listed investments	**1,014**	973
非上市證券利息收入	Interest income on unlisted investments	**2,734**	2,643
其他利息收入	Other interest income	**8,723**	9,230
		12,471	12,846

(乙) 利息支出 (b) Interest expense

		2004	2003
五年後到期之已發行債券之利息支出	Interest expense on debt securities in issue maturing after five years	**50**	44
五年後到期之客戶存款之利息支出	Interest expense on customer accounts maturing after five years	**6**	–
其他利息支出	Other interest expense	**2,725**	2,623
		2,781	2,667

(丙) 其他營業收入 (c) Other operating income

		2004	2003
股息收入：	Dividend income:		
– 上市證券投資	– listed investments	**44**	52
– 非上市證券投資	– unlisted investments	**52**	40
		96	92
服務費及佣金：	Fees and commissions:		
– 證券經紀及有關服務	– securities/stockbroking	**560**	361
– 零售投資產品及資金管理	– retail investment products and funds under management	**1,502**	996
– 保險	– insurance	**102**	82
– 賬戶服務	– account services	**214**	211
– 滙款	– remittance	**125**	132
– 信用卡	– cards	**614**	551
– 信貸便利	– credit facilities	**240**	231
– 入口/出口押滙	– import/export	**256**	223
– 其他	– other	**136**	117
服務費及佣金收入	Fees and commissions receivable	**3,749**	2,904
服務費及佣金支出	Fees and commissions payable	**(409)**	(349)
		3,340	2,555
買賣溢利：	Dealing profits:		
– 外滙	– foreign exchange	**975**	764
– 證券及其他買賣活動	– securities and other trading activities	**50**	43
		1,025	807
保險承保業務	Insurance underwriting	**1,310**	1,144
投資物業租金收入	Rental income from investment properties	**202**	210
其他	Other	**390**	390
		6,363	5,198

5. 營業溢利(續) / 5. Operating profit (continued)

(丁)營業支出 / (d) Operating expenses

		2004	2003
人事費用：	Staff costs:		
– 薪金及其他人事費用	– salaries and other costs	**2,018**	1,860
– 退休福利計劃支出：	– retirement benefit costs:		
– 公積金福利計劃(附註36(乙))	– defined contribution schemes (note 36(b))	**21**	18
– 界定利益福利計劃(附註36(甲)(三))	– defined benefit schemes (note 36(a)(iii))	**148**	165
		2,187	2,043
折舊(附註23(甲))	Depreciation (note 23(a))	**317**	329
房地產及設備費用：	Premises and equipment:		
– 租金支出	– rental expenses	**178**	178
– 其他	– other	**677**	629
		855	807
其他經營費用	Other operating expenses	**864**	723
		4,223	3,902
成本對收入比率	Cost: income ratio	**26.3%**	25.4%

(戊)呆壞賬準備 / (e) Provisions for bad and doubtful debts

		集團 Group		銀行 Bank	
		2004	2003	2004	2003
呆壞賬準備淨額支取/(回撥)	Net charge/(release) for bad and doubtful debts				
客戶貸款(附註16(丙))	Advances to customers (note 16(c))				
特殊準備：	Specific provisions:				
– 新提撥	– new provisions	**464**	1,167	**391**	871
– 回撥	– releases	**(357)**	(315)	**(286)**	(289)
– 收回已撇除賬項	– recoveries	**(109)**	(54)	**(58)**	(40)
		(2)	798	**47**	542
一般準備	General provisions	**(812)**	(6)	**(581)**	24
損益賬淨額(回撥)/支取	Net (release)/charge to profit and loss account	**(814)**	792	**(534)**	566

5. 營業溢利（續） 5. Operating profit (continued)

(己) 本行五位最高薪酬人士之酬金 (f) The emoluments of the five highest paid individuals

(一) 酬金總額 (i) The aggregate emoluments

		2004	2003
薪津及實物收益	Salaries, allowances and benefits in kind	**30**	23
退休福利計劃所作之供款	Pension contributions	**2**	2
特別花紅	Discretionary bonus	**4**	1
		36	26

(二) 五位最高薪酬人士之酬金包括在下列範圍內：

(ii) The numbers of the five highest paid individuals whose emoluments fell within the following bands were:

		2004 人數 Number of individuals	2003 人數 Number of individuals
港元	HK$		
3,500,001 – 4,000,000	3,500,001 – 4,000,000	**1**	1
4,500,001 – 5,000,000	4,500,001 – 5,000,000	**1**	2
5,000,001 – 5,500,000	5,000,001 – 5,500,000	**–**	1
6,500,001 – 7,000,000	6,500,001 – 7,000,000	**1**	–
7,500,001 – 8,000,000	7,500,001 – 8,000,000	**–**	1
8,000,001 – 8,500,000	8,000,001 – 8,500,000	**1**	–
12,000,001 – 12,500,000	12,000,001 – 12,500,000	**1**	–
		5	5

五位最高薪酬人士中包括三位執行董事（二零零三年：三位）。該等董事之董事酬金已包括於附註5(庚)項內。

The emoluments of the five highest paid individuals set out above include the emoluments of three (2003: three) Executive Directors. Their respective directors' emoluments are included in note 5(g).

5. 營業溢利（續）

5. Operating profit (continued)

(庚) 董事酬金

(g) Directors' emoluments

根據香港公司條例第161節計算，本行董事酬金如下：

The emoluments of the Directors of the Bank calculated in accordance with section 161 of the Hong Kong Companies Ordinance were:

	董事袍金 Fees '000	薪津及實物收益 Salaries, allowances and benefits in kind '000	為退休金計劃所作之供款 Pension and pension contributions '000	特別花紅 Discretionary bonus '000	合計 Total 2004 '000	合計 Total 2003 '000
執行董事 Executive Directors						
鄭海泉先生 Mr Vincent H C Cheng	**100** [1]	**8,465**	**451**	**3,208**	**12,224**	7,688
潘仲賢先生（於二零零四年十二月七日委任） Mr Joseph C Y Poon (Appointed on 7 Dec 04)	**7**	**172**	**15**	**–**	**194**	–
陸觀豪先生（於二零零四年十二月六日離任） Mr Roger K H Luk (Resigned on 6 Dec 04)	**80**	**7,125**	**468**	**417**	**8,090**	5,479
莫偉健先生 Mr W K Mok	**80**	**6,153**	**397**	**355**	**6,985**	4,628
非執行董事 Non-Executive Directors						
利國偉博士（於二零零四年四月二十二日離任） The Honourable Lee Quo-Wei (Retired on 22 Apr 04)	**45**	**–**	**–**	**–**	**45**	135
艾爾敦先生 Mr D G Eldon	**135** [1]	**–**	**–**	**–**	**135**	135
彭世文先生（於二零零三年四月二十三日離任） Mr S C Penney (Resigned on 23 Apr 03)	**–**	**–**	**–**	**–**	**–**	27 [1]
簡善恒先生（於二零零三年五月二十二日委任） Mr S J Glass (Appointed on 22 May 03)	**80** [1]	**–**	**–**	**–**	**80**	53
柯清輝先生 Mr Raymond C F Or	**80** [1]	**–**	**–**	**–**	**80**	80
陳祖澤先生 [2] Mr John C C Chan [2]	**80**	**–**	**–**	**–**	**80**	80
鄭裕彤博士 [2] Dr Y T Cheng [2]	**80**	**–**	**–**	**–**	**80**	80
張建東博士 [2]（於二零零四年五月二十五日委任） Dr Marvin K T Cheung [2] (Appointed on 25 May 04)	**53**	**–**	**–**	**–**	**53**	–
何添博士（於二零零四年四月二十二日離任） Dr Ho Tim (Retired on 22 Apr 04)	**27**	**–**	**217**	**–**	**244**	307
許晉乾先生 [2] Mr Jenkin Hui [2]	**80**	**–**	**–**	**–**	**80**	80
利定昌先生 [2] Mr Peter T C Lee [2]	**80**	**–**	**–**	**–**	**80**	80
李家祥博士 [2] Dr Eric K C Li [2]	**80**	**–**	**–**	**–**	**80**	80
羅康瑞博士 Dr Vincent H S Lo	**80**	**–**	**–**	**–**	**80**	80
冼為堅博士 [2] Dr David W K Sin [2]	**80**	**–**	**–**	**–**	**80**	80
鄧日燊先生 [2] Mr Richard Y S Tang [2]	**80**	**–**	**–**	**–**	**80**	80
退休董事 Past Directors	**–**	**–**	**1,963**	**–**	**1,963**	1,962
	1,327	**21,915**	**3,511**	**3,980**	**30,733**	21,134
二零零三年 2003	1,410	15,442	3,505	777		

附註：

[1] 按滙豐集團內部政策，出任恒生銀行有限公司之董事，其應收董事袍金轉由香港上海滙豐銀行有限公司收取。

[2] 獨立非執行董事。

Notes :

[1] Fees receivable as a Director of Hang Seng Bank Limited were surrendered to The Hongkong and Shanghai Banking Corporation Limited in accordance with the HSBC Group's internal policy.

[2] Independent Non-Executive Director.

5. 營業溢利(續) 5. Operating profit (continued)

(辛)核數師費用 (h) Auditors' remuneration

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
核數服務	Audit services	**9**	8	**7**	6
非核數服務	Non-audit services	**5**	2	**5**	2
		14	10	**12**	8

6. 有形固定資產及長期投資之溢利 6. Profit on tangible fixed assets and long-term investments

		2004	2003
出售長期股票投資之溢利	Profit on disposal of long-term equity investments		
– 實現已於一月一日重估儲備確認之數額	– realisation of amounts previously recognised in revaluation reserves at 1 January	**371**	418
– 本年度之盈利/(虧損)	– gains/(losses) arising in current year	**35**	(8)
		406	410
出售持至期滿債務證券之溢利減虧損	Profit less loss on disposal of held-to-maturity debt securities	**(4)**	48
出售有形固定資產之溢利減虧損	Profit less loss on disposal of tangible fixed assets	**30**	3
		432	461

7. 稅項

7. Taxation

(甲) 綜合損益結算表內之稅項組成如下：

(a) Taxation in the consolidated profit and loss account represents:

		2004	2003
本年度稅項－香港利得稅準備	**Current tax – provision for Hong Kong profits tax**		
本年度稅項	Tax for the year	**1,534**	1,443
過往年度稅項準備回撥	Over-provision in respect of prior years	**(12)**	(39)
		1,522	1,404
本年度稅項－香港以外之稅項	**Current tax – taxation outside Hong Kong**		
本年度稅項	Tax for the year	**7**	4
過往年度稅項準備回撥	Over-provision in respect of prior years	**–**	(14)
		7	(10)
遞延稅項(附註25(甲))	**Deferred tax** (note 25(a))		
是年度產生之暫時性差額及回撥	Origination and reversal of temporary differences	**179**	70
稅率上升對一月一日遞延稅項結餘之影響	Effect of increase in tax rate on deferred tax balances at 1 January	**–**	(9)
確認過往年度可扣減之稅務虧損額	Benefit of previously unrecognised tax losses now recognised	**–**	(36)
		179	25
應佔聯營公司之稅項	Share of associated companies' taxation	**56**	4
提撥稅項合計	Total charge for taxation	**1,764**	1,423
實際稅率	Effective tax rate	**13.2%**	12.8%

本年稅項乃以二零零四年本行及附屬公司在香港特別行政區經營之估計應課稅溢利按香港利得稅率百分之十七點五計算(二零零三年：百分之十七點五)。於香港特別行政區以外之附屬公司及分行亦同樣按其營業所在地區之適用稅率提撥稅項準備。

The current tax provision is based on the estimated assessable profit in 2004 and, for the Bank and its subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5% (17.5% for 2003). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

7. 税項（續） 7. Taxation (continued)

(乙) 税項提撥與會計溢利按適當税率計算之對賬表：

(b) Reconciliation between taxation charge and accounting profit at applicable tax rates:

		集團 Group	
		2004	2003
除税前溢利	Profit before tax	**13,367**	11,137
按香港利得税率百分之十七點五計算之假定税項（二零零三年：百分之十七點五）	Notional tax on profit before tax, calculated at Hong Kong tax rate of 17.5% (2003: 17.5%)	**2,339**	1949
下列各項影響之税項增減：	Tax effect of :		
– 外地税率差異	– different tax rates in other countries/areas	**(238)**	(241)
– 不獲税務扣減之項目	– non-deductible expenses	**21**	26
– 豁免利得課税之項目	– non-taxable income	**(239)**	(129)
– 是年產生之税項虧損	– unused tax losses arise in current year	**–**	1
– 是年使用以往之税項虧損	– previous tax losses utilized in current year	**(6)**	(42)
– 合夥公司投資	– investment in partnerships	**(101)**	(79)
– 因年內税率增加而調高年初遞延税項結餘	– increase in tax rate during the year on opening deferred tax balances	**–**	(9)
– 過往年度税項準備回撥	– over-provision in prior years	**(12)**	(53)
實際税項提撥	Actual charge for taxation	**1,764**	1,423

(丙) 資產負債表中「其他資產」（附註24）或「其他負債」（附註28）之税項組成如下：

(c) Taxation in the balance sheets which is included in "Other assets" (note 24) or "Other liabilities" (note 28) represents:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
「其他資產」內包括：	Including in "Other assets":				
可收回之本期税項	Current taxation recoverable	**2**	–	**–**	–
遞延税項（附註24及25(甲)）	Deferred taxation (notes 24 & 25(a))	**11**	52	**–**	–
		13	52	**–**	–
「其他負債」內包括：	Including in "Other liabilities":				
香港利得税準備（附註28）	Provision for Hong Kong profits tax (note 28)	**508**	519	**463**	479
香港以外之税項準備（附註28）	Provision for taxation outside Hong Kong (note 28)	**6**	4	**3**	2
遞延税項（附註25(甲)及28）	Deferred taxation (notes 25(a) & 28)	**1,041**	643	**769**	427
		1,555	1,166	**1,235**	908

8. 本行股東應得之溢利

本行股東應得之溢利中計有港幣一百一十億一千六百萬元(二零零三年：港幣八十三億三千五百萬元)已誌入銀行之賬項內。

8. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$11,016 million (2003: HK$8,335 million) has been dealt with in the accounts of the Bank.

本年度銀行溢利與上述金額對賬表：

Reconciliation of the above amount to the Bank's profit for the year:

		2004	2003
已於銀行賬項內反映之股東應得之溢利	Amount of consolidated profit attributable to shareholders dealt with in the Bank's accounts	**9,938**	8,335
附屬公司於年內派發之來自保留溢利之股息	Dividends declared during the year by subsidiary companies from retained profits	**1,078**	–
本年度之銀行溢利(附註30)	The Bank's profit for the year (note 30)	**11,016**	8,335

9. 每股股息

(甲) 本年度應得之股息

9. Dividends per share

(a) Dividends attributable to the year

		2004		2003	
		每股港幣 per share HK$	港幣百萬元 HK$million	每股港幣 per share HK$	港幣百萬元 HK$million
第一次中期	First interim	**1.10**	**2,103**	2.10	4,015
第二次中期	Second interim	**1.10**	**2,103**	1.00	1,912
第三次中期	Third interim	**1.10**	**2,103**	1.80	3,441
第四次中期	Fourth interim	**1.90**	**3,633**	–	–
		5.20	**9,942**	4.90	9,368

(乙) 去年批准及於年內派發之股息：

(b) Dividends attributable to the previous year, approved and paid during the year:

		2004	2003
去年批准而於是年內派發之第三次中期股息為每股港幣一元八角(二零零三年：每股港幣三元三角)	Third interim dividend in respect of the previous year, approved and paid during the year, of HK$1.80 per share (2003: HK$3.30 per share)	**3,441**	6,309

10. 每股盈利

於二零零四年，每股盈利乃根據溢利港幣一百一十三億九千五百萬元（二零零三年全年為港幣九十五億三千九百萬元）及已發行普通股加權平均數之十九億一千一百八十四萬二千七百三十六股（與二零零三年相同）計算。

10. Earnings per share

The calculation of earnings per share in 2004 is based on earnings of HK$11,395 million (HK$9,539 million in 2003) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2003).

11. 按類分析

(甲) 客戶類別

按類分析下之收入劃分，是反映各客戶類別或地理區域，透過內部資本分配和資金調撥機制獲分派之資本及其他資金所賺取之回報。成本分配則以各客戶類別或區域之直接成本及分攤之管理費用計算。各類業務使用集團自置物業，按市值計算之租金反映於「其他業務」項下之跨業務收入及各客戶類別之跨業務支出內。

集團之主要業務分為五大客戶類別。個人銀行業務為個人客戶提供銀行（包括存款、信用卡、按揭及其他零售貸款）及理財服務（包括保險及投資）。商業銀行業務負責促進中小型企業客戶之關係及提供貿易融資服務。工商及金融機構業務負責向大型企業及機構客戶提供服務。至於財資業務則從事同業及資本市場活動以及銀行本身之買賣，管理流動資金以及銀行業務所產生之其他涉及市場風險之自營買賣盤。其他業務主要包括管理股東資金、行址投資、物業投資及長期證券投資。

11. Segmental analysis

(a) By customer group

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" customer group and inter-segment expenses for the respective customer groups.

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. "Other" mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

11. 按類分析(續)

11. Segmental analysis (continued)

(甲) 客戶類別(續)

(a) By customer group (continued)

二零零四年

2004

	個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment elimination	合計 Total
收入及支出 Income and expenses							
淨利息收入 Net interest income	5,706	1,332	596	1,854	202	–	9,690
營業收入 Other operating income	4,080	1,046	217	684	336	–	6,363
跨業務收入 Inter-segment income	–	–	–	–	320	(320)	–
營業收入 Operating income	9,786	2,378	813	2,538	858	(320)	16,053
營業支出* Operating expenses*	(2,798)	(843)	(121)	(156)	(305)	–	(4,223)
跨業務支出 Inter-segment expenses	(256)	(53)	(6)	(5)	–	320	–
扣除準備金前之營業溢利 Operating profit before provisions	6,732	1,482	686	2,377	553	–	11,830
呆壞賬準備 Provisions for bad and doubtful debts	83	601	130	–	–	–	814
營業溢利 Operating profit	6,815	2,083	816	2,377	553	–	12,644
有形固定資產及長期投資之溢利 Profit on tangible fixed assets and long-term investments	–	–	–	(5)	437	–	432
重估物業淨增值 Net surplus on property revaluation	–	–	–	–	148	–	148
應佔聯營公司之溢利 Share of profits of associated companies	6	72	–	32	33	–	143
除稅前一般業務溢利 Profit on ordinary activities before tax	6,821	2,155	816	2,404	1,171	–	13,367
應佔除稅前一般業務溢利 Share of pre-tax profit	51.0%	16.1%	6.1%	18.0%	8.8%	–	100.0%
營業溢利(不包括跨業務交易) Operating profit excluding inter-segment transactions	7,071	2,136	822	2,382	233	–	12,644
*折舊已包括於營業支出內 *Included in operating expenses is depreciation of	(104)	(18)	(3)	(2)	(190)	–	(317)
總資產 Total assets	142,455	46,752	77,361	256,370	25,687	–	548,625
總負債 Total liabilities	352,688	77,712	25,151	21,553	27,484	–	504,588
聯營公司投資 Investments in associated companies	94	1,117	–	488	698	–	2,397
年內資本開支 Capital expenditure incurred during the year	104	17	2	2	23	–	148

11. 按類分析(續)
11. Segmental analysis (continued)

(甲)客戶類別(續)
(a) By customer group (continued)

二零零三年

2003

	個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment elimination	合計 Total
收入及支出 Income and expenses							
淨利息收入 Net interest income	6,175	1,064	543	1,874	523	–	10,179
營業收入 Other operating income	3,167	930	218	509	374	–	5,198
跨業務收入 Inter-segment income	–	–	–	–	345	(345)	–
營業收入 Operating income	9,342	1,994	761	2,383	1,242	(345)	15,377
營業支出* Operating expenses*	(2,518)	(799)	(111)	(148)	(326)	–	(3,902)
跨業務支出 Inter-segment expenses	(276)	(57)	(7)	(5)	–	345	–
扣除準備金前之營業溢利 Operating profit before provisions	6,548	1,138	643	2,230	916	–	11,475
呆壞賬準備 Provisions for bad and doubtful debts	(930)	11	127	–	–	–	(792)
營業溢利 Operating profit	5,618	1,149	770	2,230	916	–	10,683
有形固定資產及長期投資之溢利 Profit on tangible fixed assets and long-term investments	12	28	–	48	373	–	461
重估物業淨減值 Net deficit on property revaluation	–	–	–	–	(37)	–	(37)
應佔聯營公司之溢利 Share of profits of associated companies	–	–	–	–	30	–	30
除稅前一般業務溢利 Profit on ordinary activities before tax	5,630	1,177	770	2,278	1,282	–	11,137
應佔除稅前一般業務溢利 Share of pre-tax profit	50.6%	10.6%	6.9%	20.4%	11.5%	–	100.0%
營業溢利(不包括跨業務交易) Operating profit excluding inter-segment transactions	5,894	1,206	777	2,235	571	–	10,683
*折舊已包括於營業支出內 *Included in operating expenses is depreciation of	(122)	(20)	(2)	(2)	(183)	–	(329)
總資產 Total assets	137,988	31,749	68,393	242,014	22,815	–	502,959
總負債 Total liabilities	344,281	72,625	19,760	7,225	18,783	–	462,674
聯營公司投資 Investments in associated companies	–	–	–	–	549	–	549
年內資本開支 Capital expenditure incurred during the year	77	19	4	1	41	–	142

11. 按類分析(續)

(乙)地理區域分類

地理區域分類乃按附屬公司之主要營業地點或按銀行負責滙報業績或貸出款項之總行或分行所在地劃分。

11. Segmental analysis (continued)

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

		2004	%	2003	%
總營業收入(已扣除利息支出)	**Operating income (net of interest expense)**				
香港	Hong Kong	**14,333**	**89**	13,981	91
美洲	Americas	**1,594**	**10**	1,322	8
其他	Other	**126**	**1**	74	1
		16,053	**100**	15,377	100
除税前一般業務溢利	**Profit on ordinary activities before tax**				
香港	Hong Kong	**11,632**	**87**	9,781	88
美洲	Americas	**1,566**	**12**	1,295	11
其他	Other	**169**	**1**	61	1
		13,367	**100**	11,137	100
年內資本開支	**Capital expenditure incurred during the year**				
香港	Hong Kong	**143**	**97**	130	92
美洲	Americas	**–**	**–**	–	–
其他	Other	**5**	**3**	12	8
		148	**100**	142	100
總資產	**Total assets**				
香港	Hong Kong	**463,924**	**84**	427,539	85
美洲	Americas	**69,675**	**13**	65,204	13
其他	Other	**15,026**	**3**	10,216	2
		548,625	**100**	502,959	100
總負債	**Total liabilities**				
香港	Hong Kong	**490,087**	**97**	449,243	97
美洲	Americas	**9,315**	**2**	8,376	2
其他	Other	**5,186**	**1**	5,055	1
		504,588	**100**	462,674	100
或有債務及承擔	**Contingent liabilities and commitments**				
香港	Hong Kong	**127,246**	**98**	107,588	98
美洲	Americas	**–**	**–**	122	–
其他	Other	**2,925**	**2**	1,671	2
		130,171	**100**	109,381	100

12. 庫存現金及短期資金 12. Cash and short-term funds

		集團 Group 2004	2003	銀行 Bank 2004	2003
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**6,021**	4,780	**6,009**	4,769
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**55,907**	62,566	**29,269**	30,759
庫券	Treasury bills	**6,270**	4,557	**6,270**	4,557
		68,198	71,903	**41,548**	40,085
庫券分析詳列如下：	Treasury bills are analysed as follows:				
持作買賣用途 – 公平價值	Held for dealing purposes – at fair value	**2,347**	484	**2,347**	484
持至期滿 – 攤銷成本	Held-to-maturity – at amortised cost	**3,923**	4,073	**3,923**	4,073
– 公平價值	– at fair value	**3,938**	4,073	**3,938**	4,073
庫券至到期日剩餘期間：	Remaining maturity of treasury bills:				
– 三個月內	– within three months	**1,167**	174	**1,167**	174
– 三個月以上至一年	– one year or less but over three months	**5,103**	4,383	**5,103**	4,383
		6,270	4,557	**6,270**	4,557

所有庫券均非上市。 All treasury bills are unlisted.

13. 一個月以上之定期存放同業 13. Placings with banks maturing after one month

		集團 Group 2004	2003	銀行 Bank 2004	2003
至到期日剩餘期間：	Remaining maturity:				
– 一個月以上至三個月	– three months or less but over one month	**10,838**	15,576	**5,331**	13,577
– 三個月以上至一年	– one year or less but over three months	**5,143**	2,253	**1,740**	2,151
– 一年以上至五年	– five years or less but over one year	**250**	200	**250**	200
		16,231	18,029	**7,321**	15,928

14. 存款證 14. Certificates of deposit

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
至到期日剩餘期間：	Remaining maturity:				
－三個月內但非即時到期	– three months or less but not repayable on demand	**8,076**	1,870	**5,947**	1,867
－三個月以上至一年	– one year or less but over three months	**12,742**	10,171	**11,585**	10,161
－一年以上至五年	– five years or less but over one year	**12,231**	16,642	**11,884**	16,634
－五年以上	– over five years	**541**	–	**541**	–
		33,590	28,683	**29,957**	28,662
持作買賣用途	Held for dealing purposes				
－公平價值	– at fair value	**19**	12	**–**	–
持至期滿	Held-to-maturity				
－攤銷成本	– at amortised cost	**33,571**	28,671	**29,957**	28,662
－公平價值	– at fair value	**33,666**	28,925	**30,055**	28,916

於二零零四年，並無於最終到期日前出售擬持至期滿之存款證（二零零三年：無）。所有存款證均非上市。

In 2004, there were no certificates of deposit intended to be held to maturity disposed of prior to their final maturities (2003: Nil). All certificates of deposit are unlisted.

15. 持作買賣用途之證券 15. Securities held for dealing purposes

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
公平價值	At fair value				
債務證券	Debt securities				
由公共機構發行	Issued by public bodies				
－中央政府及中央銀行	– central governments and central banks	**1,680**	1,058	**1,680**	1,058
－其他公共機構	– other public sector entities	**2**	43	**1**	17
		1,682	1,101	**1,681**	1,075
由其他機構發行	Issued by other bodies				
－同業及其他金融機構	– banks and other financial institutions	**59**	108	**–**	–
－企業	– corporate entities	**81**	6	**75**	1
		140	114	**75**	1
		1,822	1,215	**1,756**	1,076
股票	Equity shares				
由企業發行	Issued by corporate entities	**44**	17	**44**	17
持作買賣用途之證券總額	Total securities held for dealing purposes	**1,866**	1,232	**1,800**	1,093

15. 持作買賣用途之證券(續) 15. Securities held for dealing purposes (continued)

		集團 Group 2004	2003	銀行 Bank 2004	2003
債務證券	Debt securities				
在香港上市	Listed in Hong Kong	**693**	939	**693**	930
在香港以外地區上市	Listed outside Hong Kong	**7**	5	**–**	–
		700	944	**693**	930
非上市	Unlisted	**1,122**	271	**1,063**	146
		1,822	1,215	**1,756**	1,076
股票	Equity shares				
在香港上市	Listed in Hong Kong	**10**	5	**10**	5
非上市	Unlisted	**34**	12	**34**	12
		44	17	**44**	17
		1,866	1,232	**1,800**	1,093
債務證券至到期日剩餘期間：	Debt securities by remaining maturity:				
– 三個月內但非即時到期	– three months or less but not repayable on demand	**29**	38	**21**	33
– 三個月以上至一年	– one year or less but over three months	**165**	191	**151**	138
– 一年以上至五年	– five years or less but over one year	**1,366**	840	**1,322**	759
– 五年以上	– over five years	**262**	146	**262**	146
		1,822	1,215	**1,756**	1,076
股票	Equity shares	**44**	17	**44**	17
		1,866	1,232	**1,800**	1,093

持作買賣用途之債務證券按剩餘年期至到期日之分析披露乃遵照香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求。此等披露，並不表示該等證券將會持至到期日。

The analysis of debt securities held for dealing purposes by remaining period to maturity is disclosed in order to comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. The disclosure does not imply that the securities will be held to maturity.

上述持作買賣用途之債務證券，並不包括庫券及存款證，而該等證券已分別列於資產負債表之有關項目內。

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

16. 客戶貸款 16. Advances to customers

(甲) 客戶貸款 (a) Advances to customers

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
客戶貸款總額(附註16(壬))	Gross advances to customers (note 16(i))	**252,940**	231,999	**199,683**	172,339
特殊準備(附註16(丙)及(丁))	Specific provisions (notes 16(c) & (d))	**(778)**	(1,432)	**(540)**	(1,037)
一般準備(附註16(丙))	General provisions (note 16(c))	**(289)**	(1,101)	**(226)**	(807)
		251,873	229,466	**198,917**	170,495
至到期日剩餘期間：	Remaining maturity:				
– 即時到期	– repayable on demand	**12,515**	11,488	**12,426**	11,344
– 三個月內但非即時到期	– three months or less but not repayable on demand	**24,701**	20,341	**23,466**	17,555
– 三個月以上至一年	– one year or less but over three months	**31,474**	22,585	**26,947**	18,445
– 一年以上至五年	– five years or less but over one year	**94,841**	89,565	**76,652**	69,730
– 五年以上	– over five years	**86,343**	81,402	**58,404**	50,393
– 已逾期一個月以上	– overdue for more than one month	**897**	1,375	**587**	818
– 呆壞賬	– non-performing advances	**2,169**	5,243	**1,201**	4,054
客戶貸款總額	Gross advances to customers	**252,940**	231,999	**199,683**	172,339
呆壞賬準備(附註16(丙))	Provisions for bad and doubtful debts (note 16(c))	**(1,067)**	(2,533)	**(766)**	(1,844)
		251,873	229,466	**198,917**	170,495
客戶貸款內已包括：	Included in advances to customers are:				
– 貿易票據	– trade bills	**3,053**	2,226	**3,053**	2,226
– 呆壞賬準備	– provisions for bad and doubtful debts	**(8)**	(17)	**(8)**	(17)
		3,045	2,209	**3,045**	2,209

上述到期日分析乃按照香港金融管理局發出之監管政策手冊內「本地註冊認可機構披露財務資料」要求之期限分類劃分。根據該建議，不同還款額或不同還款期償還之資產，應申報該資產中實際逾期的部份作已逾期貸款。其他未到期之部份仍應根據剩餘期限申報，如貸款償還情況出現問題，則需全數列為已逾期。此項按期限分類已逾期之客戶貸款之分析與附註16(己)參照香港金融管理局之建議説明，即使貸款中有部份貸款尚未到期，整筆貸款仍應列作逾期之表列原則有所不同。

The above maturity classifications have been prepared in accordance with the maturity classifications contained in the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. In accordance with the module, in the case of an advance which is repayable by different payments or instalments, only that portion of the advance which is actually overdue is reported as overdue. Any part of the advance which is not yet due is reported according to its residual maturity unless the repayment of the advance is in doubt, in which case the whole amount is reported as overdue. This classification of overdue advances to customers for maturity profile purposes is different from the analysis disclosed in note 16(f) for which the Hong Kong Monetary Authority's module states that if part of an advance is overdue, the whole amount of the advance should be disclosed as overdue.

16. 客戶貸款(續) 16. Advances to customers (continued)

(乙)總準備對客戶貸款比率 (b) Total provisions against gross advances to customers

		集團 Group 2004 %	集團 Group 2003 %	銀行 Bank 2004 %	銀行 Bank 2003 %
特殊準備	Specific provisions	**0.31**	0.62	**0.27**	0.60
一般準備	General provisions	**0.11**	0.48	**0.11**	0.47
準備總額	Total provisions	**0.42**	1.10	**0.38**	1.07

(丙)客戶貸款呆壞賬準備 (c) Provisions against advances to customers

二零零四年 2004

		集團 Group 特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零四年一月一日結餘	At 1 January 2004	**1,432**	**1,101**	**2,533**	**293**
年內撇除	Amounts written off	**(761)**	**–**	**(761)**	**(144)**
收回往年已撇除之貸款(附註5(戊))	Recoveries of advances written off in previous years (note 5(e))	**109**	**–**	**109**	**–**
新增準備支取損益賬(附註5(戊))	New provisions charged to profit and loss account (note 5(e))	**464**	**–**	**464**	**–**
撥回損益賬之準備(附註5(戊))	Provisions released to profit and loss account (note 5(e))	**(466)**	**(812)**	**(1,278)**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**60**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(92)**
二零零四年十二月三十一日結餘(附註16(甲))	At 31 December 2004 (note 16(a))	**778**	**289**	**1,067**	**117**

		銀行 Bank 特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零四年一月一日結餘	At 1 January 2004	**1,037**	**807**	**1,844**	**221**
年內撇除	Amounts written off	**(602)**	**–**	**(602)**	**(113)**
收回往年已撇除之貸款(附註5(戊))	Recoveries of advances written off in previous years (note 5(e))	**58**	**–**	**58**	**–**
新增準備支取損益賬(附註5(戊))	New provisions charged to profit and loss account (note 5(e))	**391**	**–**	**391**	**–**
撥回損益賬之準備(附註5(戊))	Provisions released to profit and loss account (note 5(e))	**(344)**	**(581)**	**(925)**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**42**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(78)**
二零零四年十二月三十一日結餘(附註16(甲))	At 31 December 2004 (note 16(a))	**540**	**226**	**766**	**72**

16. 客戶貸款(續)

16. Advances to customers (continued)

(丙) 客戶貸款呆壞賬準備(續)

(c) Provisions against advances to customers (continued)

二零零三年

2003

		集團 Group			
		特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零三年一月一日結餘	At 1 January 2003	1,805	1,108	2,913	404
年內撇除	Amounts written off	(1,226)	–	(1,226)	(196)
收回往年已撇除之貸款(附註5(戊))	Recoveries of advances written off in previous years (note 5(e))	54	–	54	–
新增準備支取損益賬(附註5(戊))	New provisions charged to profit and loss account (note 5(e))	1,167	–	1,167	–
撥回損益賬之準備(附註5(戊))	Provisions released to profit and loss account (note 5(e))	(369)	(6)	(375)	–
年內懸欠利息	Interest suspended during the year	–	–	–	120
收回懸欠利息	Suspended interest recovered	–	–	–	(35)
換算調整	Exchange adjustment	1	(1)	–	–
二零零三年十二月三十一日結餘(附註16(甲))	At 31 December 2003 (note 16(a))	1,432	1,101	2,533	293

		銀行 Bank			
		特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零三年一月一日結餘	At 1 January 2003	1,409	783	2,192	326
年內撇除	Amounts written off	(954)	–	(954)	(162)
收回往年已撇除之貸款(附註5(戊))	Recoveries of advances written off in previous years (note 5(e))	40	–	40	–
新增準備支取損益賬(附註5(戊))	New provisions charged to profit and loss account (note 5(e))	871	24	895	–
撥回損益賬之準備(附註5(戊))	Provisions released to profit and loss account (note 5(e))	(329)	–	(329)	–
年內懸欠利息	Interest suspended during the year	–	–	–	84
收回懸欠利息	Suspended interest recovered	–	–	–	(27)
二零零三年十二月三十一日結餘(附註16(甲))	At 31 December 2003 (note 16(a))	1,037	807	1,844	221

上述懸欠利息包括已於「客戶貸款」(附註16(甲))及「預付及應計收益」(附註24)賬項下之應收利息賬項內所扣除之金額。

Suspended interest comprises both suspended interest netted against "Advances to customers" (note 16(a)) and suspended interest netted against accrued interest receivable in "Prepayments and accrued income" (note 24).

16. 客戶貸款(續)

16. Advances to customers (continued)

(丁)客戶貸款之呆壞賬及準備

(d) Non-performing advances to customers and provisions

利息已作懸欠處理或已停止累計利息之客戶貸款呆壞賬詳列如下：

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
呆壞賬總額	Gross non-performing advances on which interest				
– 利息已作懸欠處理	– has been placed in suspense	**2,171**	5,182	**1,196**	3,987
– 已停止累計其利息	– accrual has ceased	**48**	134	**48**	133
		2,219	5,316	**1,244**	4,120
懸欠利息	Suspended interest	**(50)**	(73)	**(43)**	(66)
呆壞賬*(附註16(己))	Gross non-performing advances* (note 16(f))	**2,169**	5,243	**1,201**	4,054
特殊準備(附註16(甲))	Specific provisions (note 16(a))	**(778)**	(1,432)	**(540)**	(1,037)
呆壞賬淨額	Net non-performing advances	**1,391**	3,811	**661**	3,017
特殊準備對呆壞賬*比率	Specific provisions as a percentage of gross non-performing advances*	**35.9%**	27.3%	**45.0%**	25.6%
呆壞賬*對總客戶貸款比率	Gross non-performing advances* as a percentage of gross advances to customers	**0.9%**	2.3%	**0.6%**	2.4%

* 已扣除懸欠利息列示。

* Stated after deduction of interest in suspense.

(戊)收回之資產

(e) Repossessed assets

收回之抵押資產總值如下：

The aggregate valuation of the repossessed collateral assets amounted to:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
收回之抵押資產	Repossessed collateral assets	**320**	506	**127**	201

16. 客戶貸款(續)

16. Advances to customers (continued)

(己)已逾期之客戶貸款

(f) Overdue advances to customers

16. 客戶貸款(續)

16. Advances to customers (continued)

(庚)重整之客戶貸款

(g) Rescheduled advances to customers

重整之客戶貸款及其對總客戶貸款*之比率如下：

The amount of rescheduled advances and its expression as a percentage of gross advances to customers* are as follows:

		集團 Group		銀行 Bank	
			%		%
二零零四年	**2004**	**1,553**	**0.6**	**1,273**	**0.6**
二零零三年	2003	2,608	1.1	2,326	1.3

* 已扣除懸欠利息列示。

* Stated after deduction of interest in suspense.

列出之重整客戶貸款並不包括重整還款計劃後，仍逾期三個月以上之客戶貸款，該等貸款已包括於上述附註16(己)項內。

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers set out in note 16(f) above.

(辛)客戶貸款之地區分類分析

(h) Segmental analysis of advances to customers by geographical area

客戶貸款之地區分類乃依照客戶所在之地區，經計及風險轉移之因素後而劃定。在一般情況下，若貸款之擔保人所在地有異於該客戶，則風險轉移至擔保人之所在地區。截至二零零四年十二月三十一日，本集團及銀行之客戶貸款及有關之呆壞賬與逾期貸款超逾百分之九十均劃分為香港地區貸款(與二零零三年十二月三十一日相同)。

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party in an area which is different from that of the counterparty. At 31 December 2004, over 90% of the Group's and the Bank's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from position at 31 December 2003).

16. 客戶貸款(續) 16. Advances to customers (continued)

(己)已逾期之客戶貸款(續) (f) Overdue advances to customers (continued)

二零零三年 2003

		集團 Group	%	銀行 Bank	%
總客戶貸款*之本金或利息已逾期：	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
－三個月以上至六個月	– six months or less but over three months	1,297	0.5	772	0.5
－六個月以上至一年	– one year or less but over six months	858	0.4	390	0.2
－一年以上	– over one year	1,152	0.5	750	0.4
		3,307	1.4	1,912	1.1
已逾期之客戶貸款(如上)	Overdue advances to customers (as above)	3,307	1.4	1,912	1.1
減：利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	(1,108)	(0.5)	(489)	(0.3)
加：逾期三個月或以下或未逾期，但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
－列入重整客戶貸款	– included in rescheduled advances	1,536	0.7	1,257	0.8
－其他	– other	1,508	0.7	1,374	0.8
呆壞賬(附註16(丁))	Gross non-performing advances (note 16(d))	5,243	2.3	4,054	2.4

* 已扣除懸欠利息列示。

* Stated after deduction of interest in suspense.

有明確到期日之貸款，若其本金或利息已逾期，並於年結日仍未償還，則列作逾期處理。定期分期償還之貸款，若其中一次還款逾期，而於年結日仍未償還，則列作逾期處理。即時到期之貸款，若已向借款人送達還款通知，但借款人未按指示還款，或貸款已超出借款人獲通知的批准限額，而此情況持續超過上述逾期期限，亦列作逾期處理。

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

16. 客戶貸款(續)

(癸)融資租賃之投資淨額

客戶貸款賬內包括具融資租賃性質之融資租賃及租購合約租予客戶之設備投資淨額。此等合約一般為期五至二十年，並附有在租賃期滿時以象徵式價格購買租賃設備之認購權。在年底之最低應收租金總額及其現值詳列如下：

16. Advances to customers (continued)

(j) Net investments in finance leases

Advances to customers include net investments in equipment leased to customers under finance leases and hire purchase contracts having the characteristics of finance leases. The contracts usually run for an initial period of 5 to 20 years, with an option for acquiring the leased asset at nominal value at the end of the lease period. The total minimum lease payments receivable and their present value at the year-end are as follows:–

		集團 Group	
		2004	2003
融資租賃	Finance leases	**68**	–
租購合約	Hire Purchase contracts	**8,955**	6,914
		9,023	6,914

二零零四年 **2004**

		集團 Group		
		最低應收租金現值 Present value of minimum lease payments receivable	將收取之利息收入 Interest income relating to future periods	最低應收租金總額 Total minimum lease payments receivable
應收項目：	Amounts receivable:			
– 一年以內	– within one year	**897**	**205**	**1,102**
– 一年以上至五年	– after one year but within five years	**2,553**	**605**	**3,158**
– 五年以上	– after five years	**5,584**	**828**	**6,412**
		9,034	**1,638**	**10,672**
呆壞賬準備	Provisions for bad and doubtful debts	**(11)**		
融資租賃及租購合約之投資淨額	Net investments in finance leases and hire purchase contracts	**9,023**		

二零零三年 2003

		集團 Group		
		最低應收租金現值 Present value of minimum lease payments receivable	將收取之利息收入 Interest income relating to future periods	最低應收租金總額 Total minimum lease payments receivable
應收項目：	Amounts receivable:			
– 一年以內	– within one year	708	203	911
– 一年以上至五年	– after one year but within five years	2 143	606	2,749
– 五年以上	– after five years	4,077	766	4,843
		6,928	1,575	8,503
呆壞賬準備	Provisions for bad and doubtful debts	(14)		
租購合約之投資淨額	Net investments in hire purchase contracts	6,914		

於結算日銀行並無融資租賃及租購合約(二零零三年：無)。

There were no finance leases and hire purchase contracts maintained by the Bank at the balance sheet date (2003: Nil).

17. 存/欠最終控股公司

於結算日並無結存或結欠最終控股公司(二零零三年：無)。

17. Amounts due from/to ultimate holding company

There were no amounts due from or due to ultimate holding company at the balance sheet date (2003: Nil).

18. 存/欠直屬控股公司及同母系附屬公司

結存或結欠直屬控股公司及同母系附屬公司詳列如下：

18. Amounts due from/to immediate holding company and fellow subsidiary companies

Details of the balances due from and due to immediate holding company and fellow subsidiary companies are as follows:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
結存項目：	Amounts due from:				
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**1,227**	1,043	**1,216**	1,039
定期存放同業至到期日剩餘期間：	Placings with banks with remaining maturity:				
– 一個月內	– within one month	**1,164**	9,092	**577**	4,114
– 一個月以上至三個月	– three months or less but over one month	**389**	1,972	**–**	1,195
– 三個月以上至一年	– one year or less but over three months	**859**	136	**–**	136
– 一年以上至五年	– five years or less but over one year	**4**	4	**4**	4
		2,416	11,204	**581**	5,449
存款證至到期日剩餘期間：	Certificates of deposit with remaining maturity:				
– 三個月內但非即時到期	– three months or less but not repayable on demand	**199**	500	**199**	500
– 三個月以上至一年	– one year or less but over three months	**138**	248	**138**	248
– 一年以上至五年	– five years or less but over one year	**394**	468	**394**	468
		731	1,216	**731**	1,216
其他資產至到期日剩餘期間：	Other assets with remaining maturity:				
– 三個月內	– three months or less	**218**	239	**217**	232
– 三個月以上至一年	– one year or less but over three months	**3**	3	**1**	3
– 一年以上至五年	– five years or less but over one year	**3**	10	**3**	10
		224	252	**221**	245
		4,598	13,715	**2,749**	7,949

18. 存/欠直屬控股公司及同母系附屬公司(續)

18. Amounts due from/to immediate holding company and fellow subsidiary companies (continued)

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
結欠項目：	Amounts due to:				
客戶存款	Customer accounts				
- 有協定存款期或通知期，以餘下存款期計算：	– with agreed maturity dates or periods of notice, by remaining maturity:				
- 三個月內但非即時到期	– three months or less but not repayable on demand	**147**	155	**147**	155
- 三個月以上至一年	– one year or less but over three months	**18**	38	**18**	38
		165	193	**165**	193
同業存款	Deposits from banks				
- 即時到期	– repayable on demand	**72**	76	**72**	76
- 有協定存款期或通知期，以餘下存款期計算：	– with agreed maturity dates or periods of notice, by remaining maturity:				
- 三個月內但非即時到期	– three months or less but not repayable on demand	**3,229**	189	**3,229**	189
- 三個月以上至一年	– one year or less but over three months	**–**	1,527	**–**	1,527
		3,301	1,792	**3,301**	1,792
其他負債至到期日剩餘期間：	Other liabilities with remaining maturity:				
- 三個月內	– three months or less	**462**	424	**432**	370
- 三個月以上至一年	– one year or less but over three months	**–**	3	**–**	3
		462	427	**432**	373
		3,928	2,412	**3,898**	2,358

19. 附屬公司欠款

19. Amounts due from subsidiary companies

附屬公司欠款詳列如下：

Details of the amounts due from subsidiary companies are as follows:

		2004	2003
定期存放同業至到期日剩餘期間：	Placings with financial institutions with remaining maturity:		
- 一個月內	– within one month	**56,281**	54,433
- 一個月以上至三個月	– three months or less but over one month	**48,517**	53,010
- 三個月以上至一年	– one year or less but over three months	**137**	202
		104,935	107,645
無註明還款期之附屬公司貸款	Loans to subsidiary companies with no repayment term	**2,143**	2,326
其他資產至到期日剩餘期間為三個月內	Other assets with remaining maturity of three months or less	**2,246**	407
		109,324	110,378

20. 長期投資 / 20. Long-term investments

(甲) 長期投資 / (a) Long-term investments

		集團 Group 2004	2003	銀行 Bank 2004	2003
持至期滿之債務證券攤銷成本扣除減值準備	Held-to-maturity debt securities at amortised cost less provisions for impairment	**136,078**	111,750	**107,112**	85,935
股票投資之公平價值	Equity investments at fair value	**1,947**	2,131	**2**	2
		138,025	113,881	**107,114**	85,937

(乙) 長期投資之賬面價值 / (b) Carrying value of long-term investments

		集團 Group 2004	2003	銀行 Bank 2004	2003
持至期滿之債務證券由	Held-to-maturity debt securities				
公共機構發行：	Issued by public bodies:				
– 中央政府及中央銀行	– central governments and central banks	**15,697**	12,408	**15,011**	10,770
– 其他公共機構	– other public sector entities	**12,349**	12,365	**9,780**	10,586
		28,046	24,773	**24,791**	21,356
由其他機構發行：	Issued by other bodies:				
– 同業及其他金融機構	– banks and other financial institutions	**88,459**	68,230	**67,386**	50,702
– 企業	– corporate entities	**19,573**	18,747	**14,935**	13,877
		108,032	86,977	**82,321**	64,579
		136,078	111,750	**107,112**	85,935
股票投資	Equity investments				
由企業發行	Issued by corporate entities	**1,947**	2,131	**2**	2
		138,025	113,881	**107,114**	85,937
持至期滿之債務證券：	Held-to-maturity debt securities:				
在香港上市	Listed in Hong Kong	**5,720**	3,001	**5,720**	3,001
在香港以外地區上市	Listed outside Hong Kong	**27,138**	24,687	**1,629**	750
		32,858	27,688	**7,349**	3,751
非上市	Unlisted	**103,220**	84,062	**99,763**	82,184
		136,078	111,750	**107,112**	85,935
股票投資：	Equity investments:				
在香港上市	Listed in Hong Kong	**1,076**	1,313	**–**	–
在香港以外地區上市	Listed outside Hong Kong	**134**	87	**–**	–
		1,210	1,400	**–**	–
非上市	Unlisted	**737**	731	**2**	2
		1,947	2,131	**2**	2
		138,025	113,881	**107,114**	85,937

20. 長期投資（續）

（乙）長期投資之賬面價值（續）

持至期滿之債務證券以成本值列示，並已計及由購入時起至期滿時止溢價之攤銷及折價之遞增。股票投資以公平價值列賬。賬面價值已扣除減值之準備。

（丙）持至期滿之債務證券之公平價值

20. Long-term investments (continued)

(b) Carrying value of long-term investments (continued)

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity. Equity investments are stated at fair value. The carrying values are net of provisions for impairment.

(c) Fair value of held-to-maturity debt securities

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
持至期滿之債務證券	Held-to-maturity debt securities				
由公共機構發行：	Issued by public bodies:				
－中央政府及中央銀行	– central governments and central banks	**15,955**	12,578	**15,277**	10,906
－其他公共機構	– other public sector entities	**12,670**	12,763	**10,077**	10,952
		28,625	25,341	**25,354**	21,858
由其他機構發行：	Issued by other bodies:				
－同業及其他金融機構	– banks and other financial institutions	**88,603**	68,375	**67,531**	50,849
－企業	– corporate entities	**19,745**	18,929	**15,095**	14,015
		108,348	87,304	**82,626**	64,864
		136,973	112,645	**107,980**	86,722
持至期滿之債務證券：	Held-to-maturity debt securities:				
在香港上市	Listed in Hong Kong	**5,822**	3,074	**5,822**	3,074
在香港以外地區上市	Listed outside Hong Kong	**27,154**	24,790	**1,629**	752
		32,976	27,864	**7,451**	3,826
非上市	Unlisted	**103,997**	84,781	**100,529**	82,896
		136,973	112,645	**107,980**	86,722

20. 長期投資(續)

20. Long-term investments (continued)

(丁)持至期滿之債務證券按到期日分析

(d) Maturity analysis of held-to-maturity debt securities

上述持至期滿之債務證券按到期日分析(即由結算日至合約期滿日之剩餘期間)詳列如下:

The maturity profile of the above held-to-maturity debt securities categorised by the remaining period from the balance sheet date to the contractual maturity date is as follows:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
至到期日剩餘期間:	Remaining maturity:				
– 即時到期	– repayable on demand	–	78	–	–
– 三個月內但非即時到期	– three months or less but not repayable on demand	**8,162**	6,827	**6,347**	4,786
– 三個月以上至一年	– one year or less but over three months	**20,742**	17,474	**15,440**	11,240
– 一年以上至五年	– five years or less but over one year	**100,687**	82,130	**79,078**	64,668
– 五年以上	– over five years	**6,487**	5,241	**6,247**	5,241
		136,078	111,750	**107,112**	85,935

擬持至期滿之債務證券於合約到期日前出售之攤銷成本為港幣二億三千三百萬元(二零零三年:港幣五億八千二百萬元)。出售之溢利為港幣五百萬元(二零零三年:港幣四千萬元)。該等出售佔持至期滿之債務證券總額百分之零點一(二零零三年:百分之零點三),並經由資產負債管理委員會批准,用作調整有關組合之到期日及風險結構。

Debt securities intended to be held to maturity with an amortised cost of HK$233 million (2003: HK$582 million) were disposed of prior to maturity. The related loss recognised amounted to HK$5 million (profit recognised for 2003: HK$40 million). Such disposals, representing 0.1% of total held-to-maturity debt securities (2003: 0.3%), were approved by the Asset and Liability Management Committee, and were generally made to modify the maturity and risk profile of portfolios.

21. 附屬公司投資

本行主要附屬公司如下：

21. Investments in subsidiary companies

The principal subsidiary companies of the Bank are:

公司名稱 Name of company	註冊地區 Place of incorporation	主要業務 Principal activities	已發行普通股面值 Issued equity capital
恒生財務有限公司 Hang Seng Finance Limited	香港 Hong Kong	接受存款及放款 Deposit-taking and lending	港元 HK$1,000,000,000
恒生授信有限公司 Hang Seng Credit Limited	香港 Hong Kong	放款 Lending	港元 HK$200,000,000
恒生銀行(巴哈馬)有限公司 Hang Seng Bank (Bahamas) Limited	巴哈馬 Bahamas	銀行業務 Banking	美元 US$1,000,000
恒生財務(巴哈馬)有限公司 Hang Seng Finance (Bahamas) Limited	巴哈馬 Bahamas	金融服務 Finance	美元 US$5,000
恒生銀行信託有限公司 Hang Seng Bank (Trustee) Limited	香港 Hong Kong	信託服務 Trustee service	港元 HK$3,000,000
恒生(代理人)有限公司 Hang Seng (Nominee) Limited	香港 Hong Kong	代理人服務 Nominee service	港元 HK$100,000
恒生人壽保險有限公司 Hang Seng Life Limited	香港 Hong Kong	退休基金及人壽保險 Retirement benefits and life assurance	港元 HK$220,000,000
恒生保險有限公司 Hang Seng Insurance Company Limited	香港 Hong Kong	保險業務 General insurance	港元 HK$84,184,570
恒生資產管理(私人)有限公司 Hang Seng Asset Management Pte Ltd	新加坡 Singapore	資金管理 Fund management	新加坡元 SG$2,000,000
恒生投資管理有限公司 Hang Seng Investment Management Limited	香港 Hong Kong	資金管理 Fund management	港元 HK$10,000,000
恒生投資有限公司 Haseba Investment Company Limited	香港 Hong Kong	投資 Investment holding	港元 HK$6,000
恒生證券有限公司 Hang Seng Securities Limited	香港 Hong Kong	證券經紀 Stockbroking	港元 HK$26,000,000
恩年發展有限公司 Yan Nin Development Company Limited	香港 Hong Kong	投資 Investment holding	港元 HK$100,000
恒指服務有限公司 HSI Services Limited	香港 Hong Kong	計算及提供恒生股市指數 Compilation and dissemination of the Hang Seng share index	港元 HK$10,000
恒生物業管理有限公司 Hang Seng Real Estate Management Limited	香港 Hong Kong	物業管理 Property management	港元 HK$10,000

除恒生人壽保險有限公司為本行持有百分之五十股權及控制其董事局組合外，上述各公司均為本行之全資附屬公司。除恒指服務有限公司屬間接持有外，各附屬公司乃由本行直接持有。各公司之主要經營地區與其註冊地區相同。

All the above companies are wholly-owned subsidiary companies except for Hang Seng Life Limited in which the Bank holds 50% of its shareholding and controls the composition of its board of directors. All subsidiary companies are held directly by the Bank except for HSI Services Limited. The principal places of operation are the same as the places of incorporation.

22. 聯營公司投資

22. Investments in associated companies

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
購入非上市聯營公司股份成本	Unlisted investments, at cost	**–**	–	**1,634**	–
應佔聯營公司淨資產	Share of net assets	**2,095**	549	**–**	–
未攤銷商譽	Goodwill unamortised	**302**	–	**–**	–
		2,397	549	**1,634**	–

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
聯營公司貸款列於「客戶貸款」項內（附註16）	Loans to associated company included under "Advances to customer" (note 16)	**233**	229	**–**	–
聯營公司結存項目列於「庫存現金及短期資金」項內（附註12）	Amount due from associated company included under "Cash and short-term funds" (note 12)	**31**	–	**31**	–
		264	229	**31**	–

主要聯營公司如下：

The principal associated companies are:

公司名稱 Name of company	註冊地區 Place of incorporation and operation	主要業務 Principal activity	集團佔股本之權益 Group's interest in equity capital	已發行股本 Issued equity capital
Barrowgate Limited	香港 Hong Kong	物業投資 Property investment	24.64%	港元 HK$10,000
興業銀行股份有限公司 Industrial Bank Co., Ltd.	中國 People's Republic of China	銀行 Banking	15.98%	人民幣 RMB3,999,000,000

Barrowgate Limited之權益由銀行一全資附屬公司持有，興業銀行股份有限公司之權益則由銀行直接持有。

The interest in Barrowgate Limited is owned by a subsidiary company of the Bank. The interest in Industrial Bank Co., Ltd. is owned directly by the Bank.

根據香港會計實務準則第十號，聯營公司乃指某公司對另一間公司在沒有控制管理權之情況下，而有重大之影響力，包括參與財務及營運政策上之決策，則該另一間公司會被視為某公司之聯營公司。除非有明顯資料証明，一般而言，持有一間公司少於百分之二十股權不會被視作有重大影響力，而作為投資項目處理。因而有關股權通常以成本值列賬，而所得股息則按宣派金額入賬。由於本行有代表加入興業銀行股份有限公司「興業銀行」之董事會及執行委員會，而有份參與其決策過程，因此興業銀行被視作本行之聯營公司，並將是項投資以權益法入賬，即按比例將本行應佔興業銀行之損益份額列賬。本行已根據興業銀行按國際財務報表準則編製並經審計師審閱截至二零零四年九月三十日之最新賬項，將購入興業銀行當日即二零零四年五月二十日至二零零四年九月三十日之應佔興業銀行淨收入入賬，購入興業銀行所產生之商譽亦按同一期間攤銷，是期攤銷金額為港幣九百萬元。

In accordance with the Hong Kong Statement of Standard Accounting Practice 10, an associated company is an entity over which a company has the ability to significantly influence, including participation in the financial and operating policy decisions, without controlling the management of the company. Usually a holding of less than 20% is presumed not to have significant influence, unless such influence can be clearly demonstrated, and is treated on an investment basis, with the holding recognised at cost and dividends accounted for as declared. The Group's investment in Industrial Bank Co., Ltd. (IB) has, however, been accounted for as an associated company using the equity method, by which the Group will recognise its share of the profits and losses earned by IB. This reflects that the Group has representation in both the Board and Executive Committee of IB, and the ability to participate in the decision making process. The Group has recognised its share of IB's net profit from the date of acquisition on 20 May 2004 to 30 September 2004 based on the most up to date accounts available which were prepared in accordance with International Financial Reporting Standards and have been reviewed by IB's auditors. Goodwill on acquisition has also been amortised over the same period and the amount amortised was HK$9 million.

23. 有形固定資產

23. Tangible fixed assets

(甲) 有形固定資產

(a) Tangible fixed assets

二零零四年

2004

		集團 Group			
		行址 Premises	投資物業 Investment properties	設備 Equipment	合計 Total
成本或估值：	Cost or valuation:				
二零零四年一月一日結餘	At 1 January 2004	**6,181**	**2,956**	**2,642**	**11,779**
年內增置	Additions	**1**	**–**	**147**	**148**
年內出售	Disposals	**(4)**	**(150)**	**(48)**	**(202)**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**(152)**	**–**	**–**	**(152)**
重估增值	Surplus on revaluation				
– 進誌行址及投資物業重估儲備	– credited to premises and investment properties revaluation reserves	**1,458**	**618**	**–**	**2,076**
– 進誌損益賬	– credited to profit and loss account	**148**	**–**	**–**	**148**
轉賬	Transfers	**41**	**(41)**	**–**	**–**
二零零四年十二月三十一日結餘	At 31 December 2004	**7,673**	**3,383**	**2,741**	**13,797**
累積折舊：	Accumulated depreciation:				
二零零四年一月一日結餘	At 1 January 2004	**–**	**–**	**(2,214)**	**(2,214)**
年內支取（附註5（丁））	Charge for the year (note 5(d))	**(152)**	**–**	**(165)**	**(317)**
出售後撥回	Written off on disposal	**–**	**–**	**51**	**51**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**152**	**–**	**–**	**152**
二零零四年十二月三十一日結餘	At 31 December 2004	**–**	**–**	**(2,328)**	**(2,328)**
二零零四年十二月三十一日賬面淨值	Net book value at 31 December 2004	**7,673**	**3,383**	**413**	**11,469**
二零零三年十二月三十一日賬面淨值	Net book value at 31 December 2003	6,181	2,956	428	9,565

23. 有形固定資產（續） 23. Tangible fixed assets (continued)

（甲）有形固定資產（續） (a) Tangible fixed assets (continued)

二零零四年 2004

		銀行 Bank			
		行址 Premises	投資物業 Investment properties	設備 Equipment	合計 Total
成本或估值：	Cost or valuation:				
二零零四年一月一日結餘	At 1 January 2004	**4,947**	**1,820**	**2,620**	**9,387**
年內增置	Additions	**–**	**–**	**146**	**146**
年內出售	Disposals	**(4)**	**(143)**	**(48)**	**(195)**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**(124)**	**–**	**–**	**(124)**
重估增值	Surplus on revaluation				
– 進誌行址及投資物業重估儲備	– credited to premises and investment properties revaluation reserves	**1,257**	**409**	**–**	**1,666**
– 進誌損益賬	– credited to profit and loss account	**15**	**–**	**–**	**15**
轉賬	Transfers	**40**	**(40)**	**–**	**–**
二零零四年十二月三十一日結餘	At 31 December 2004	**6,131**	**2,046**	**2,718**	**10,895**
累積折舊：	Accumulated depreciation:				
二零零四年一月一日結餘	At 1 January 2004	**–**	**–**	**(2,194)**	**(2,194)**
年內支取	Charge for the year	**(124)**	**–**	**(164)**	**(288)**
出售後撥回	Written off on disposal	**–**	**–**	**50**	**50**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**124**	**–**	**–**	**124**
二零零四年十二月三十一日結餘	At 31 December 2004	**–**	**–**	**(2,308)**	**(2,308)**
二零零四年十二月三十一日賬面淨值	Net book value at 31 December 2004	**6,131**	**2,046**	**410**	**8,587**
二零零三年十二月三十一日賬面淨值	Net book value at 31 December 2003	4,947	1,820	426	7,193

（乙）行址及投資物業之賬面淨值包括： **(b)** The net book value of premises and investment properties comprises:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
租約業權物業	Leaseholds				
香港境內	Held in Hong Kong				
– 長期租約（剩餘年數逾五十年）	– long leases (over 50 years unexpired)	**3,700**	3,129	**2,361**	2,044
– 中期租約（剩餘年數在十至五十年）	– medium leases (10 to 50 years unexpired)	**7,286**	5,937	**5,746**	4,652
香港境外	Held outside Hong Kong				
– 長期租約（剩餘年數逾五十年）	– long leases (over 50 years unexpired)	**3**	4	**3**	4
– 中期租約（剩餘年數在十至五十年）	– medium leases (10 to 50 years unexpired)	**67**	67	**67**	67
		11,056	9,137	**8,177**	6,767
其中包括	Of which				
行址	Premises	**7,673**	6,181	**6,131**	4,947
投資物業	Investment properties	**3,383**	2,956	**2,046**	1,820
		11,056	9,137	**8,177**	6,767

23. 有形固定資產(續)

23. Tangible fixed assets (continued)

(丙)於二零零四年九月三十日,本集團之行址及投資物業經由具有專業資格之獨立測量師行戴德梁行重估,並確定該估值與二零零四年十二月三十一日之估值並無重大之改變。該估值乃由持有香港測量師學會會員資格之估價師評估。重估之基準乃按照行址當時用途之公開市場價值及按投資物業之公開市場價值。

(c) The Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, at 30 September 2004, who confirmed that there had been no material change in valuations at 31 December 2004. The valuations were carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value.

(丁)行址及投資物業重估增值/(減值)

(d) Surplus/(Deficit) on revaluation of premises and investment properties

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
進誌/(支取)物業重估儲備	Credited/(charged) to property revaluation reserves				
- 行址重估儲備	– premises revaluation reserve	**1,458**	(345)	**1,257**	(336)
- 投資物業重估儲備(附註30)	– investment properties revaluation reserve (note 30)	**618**	(273)	**409**	(170)
- 應佔聯營公司物業之增值/(減值)(附註30)	– share of revaluation surplus/(deficit) of an associated company (note 30)	**154**	(125)	**–**	–
		2,230	(743)	**1,666**	(506)
進誌/(支取)損益賬	Credited/(charged) to profit and loss account				
- 行址	– premises	**148**	(37)	**15**	–

(戊)資產負債表內之全部行址均以估值列賬。如以成本減除累積折舊方式列賬,其賬面淨值則會如下:

(e) The net book value of all premises which have been stated in the balance sheet at valuation would have been as follows had they been stated at cost less accumulated depreciation:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
十二月三十一日賬面淨值	Net book value at 31 December	**2,647**	2,712	**1,582**	1,623

(己)本集團出租之投資物業乃屬經營租賃。該等租賃之基本年期一般為兩年,部份於到期後有權選擇重新商討條款及訂定新租約。該等租賃並無包括或有租金。

(f) The Group leases out investment properties under operating leases. The leases typically run for an initial period of 2 years, and may contain an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

經營租賃在二零零四年之應收租金收入為港幣二億二百萬元(二零零三年:港幣二億一千萬元)。本年度內並無包括或有租金收入(二零零三年:無)。

Rental income receivable from operating leases amounted to HK$202 million in 2004 (2003: HK$210 million). There was no contingent rental recognised during the year (2003: Nil).

本集團之不可撤銷經營租賃於下列未來期間之應收最低租金總額如下:

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
一年以下	Less than one year	**167**	165	**106**	105
一年以上至五年	Five years or less but over one year	**108**	79	**77**	50
		275	244	**183**	155

24. 其他資產 / 24. Other assets

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
按市值計算之資產負債表以外利率、滙率及其他衍生工具合約之未實現盈利	Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked-to-market	**1,507**	1,664	**1,507**	1,664
遞延稅項(附註7(丙)及25(甲))	Deferred taxation (notes 7(c) & 25(a))	**11**	52	**–**	–
同業結算應收賬項	Items in the course of collection from other banks	**4,456**	3,244	**4,456**	3,244
預付及應計收益	Prepayments and accrued income	**2,350**	2,179	**1,900**	1,626
照應保單持有人權益之長期保險資產	Long-term assurance assets attributable to policy holders	**8,291**	4,982	**–**	–
其他賬項	Other accounts	**3,763**	3,815	**1,712**	2,281
		20,378	15,936	**9,575**	8,815
至到期日剩餘期間：	Remaining maturity:				
– 三個月內	– three months or less	**9,165**	8,811	**8,301**	8,096
– 三個月以上至一年	– one year or less but over three months	**1,121**	770	**920**	536
– 一年以上至五年	– five years or less but over one year	**928**	183	**319**	166
– 五年以上	– over five years	**9,133**	6,135	**29**	9
		20,347	15,899	**9,569**	8,807
– 已逾期*	– overdue*				
– 三個月以上至六個月	– six months or less but over three months	**4**	5	**–**	1
– 六個月以上至一年	– one year or less but over six months	**3**	8	**1**	2
– 一年以上	– over one year	**24**	24	**5**	5
		31	37	**6**	8
		20,378	15,936	**9,575**	8,815

* 上述已逾期之其他資產主要為包括在「預付及應計收益」項下之逾期應收利息。

* Represents mainly by overdue interest receivable included under "Prepayments and accrued income".

25. 遞延稅項

25. Deferred taxation

(甲) 已確認之遞延稅項資產及負債

(a) Deferred tax assets and liabilities recognised

資產負債表內之遞延稅項(資產)/負債之主要組合及其年中變動如下：

The major components of deferred tax (assets)/liabilities recognised in the balance sheets and the movements during the year are as follows:

		集團 Group				
		超逾稅例限額之折舊 Depreciation allowances in excess of related depreciation	物業及股票投資重估 Revaluation of properties and equity investments	一般準備 General provisions	其他 Other	合計 Total
遞延稅項之分析：	Analysis of deferred tax assets and liabilities:					
二零零四年一月一日結餘	At 1 January 2004	**20**	**685**	**(192)**	**78**	**591**
支取/(進誌)損益賬(附註7(甲))	Charged/(credited) to profit and loss account (note 7(a))	**1**	**(60)**	**142**	**96**	**179**
重估增值淨額之遞延稅項	Deferred tax on net revaluation surpluses	**–**	**260**	**–**	**–**	**260**
二零零四年十二月三十一日結餘	At 31 December 2004	**21**	**885**	**(50)**	**174**	**1,030**
二零零三年一月一日結餘	At 1 January 2003	20	685	(177)	34	562
支取/(進誌)損益賬(附註7(甲))	Charged/(credited) to profit and loss account (note 7(a))	–	(4)	(15)	44	25
重估增值淨額之遞延稅項	Deferred tax on net revaluation surpluses	–	4	–	–	4
二零零三年十二月三十一日結餘	At 31 December 2003	20	685	(192)	78	591

25. 遞延稅項(續)

25. Deferred taxation (continued)

(甲)已確認之遞延稅項資產及負債(續)

(a) Deferred tax assets and liabilities recognised (continued)

		銀行 Bank				
		超逾稅例限額之折舊 Depreciation allowances in excess of related depreciation	物業及股票投資重估 Revaluation of properties and equity investments	一般準備 General provisions	其他 Other	合計 Total
遞延稅項之分析：	Analysis of deferred tax assets and liabilities:					
二零零四年一月一日結餘	At 1 January 2004	**33**	**591**	**(141)**	**(56)**	**427**
支取/(進誌)損益賬	Charged/(credited) to profit and loss account	**1**	**(13)**	**102**	**26**	**116**
重估增值淨額之遞延稅項	Deferred tax on net revaluation surpluses	**–**	**226**	**–**	**–**	**226**
二零零四年十二月三十一日結餘	At 31 December 2004	**34**	**804**	**(39)**	**(30)**	**769**
二零零三年一月一日結餘	At 1 January 2003	36	592	(125)	(70)	433
支取/(進誌)損益賬	Charged/(credited) to profit and loss account	(3)	(1)	(16)	14	(6)
二零零三年十二月三十一日結餘	At 31 December 2003	33	591	(141)	(56)	427

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
於資產負債表內確認之遞延稅項資產淨額(附註 7(丙)及24)	Net deferred tax assets recognised on the balance sheet (notes 7(c) & 24)	**(11)**	(52)	**–**	–
於資產負債表內確認之遞延稅項負債淨額(附註 7(丙)及28)	Net deferred tax liabilities recognised on the balance sheet (notes 7(c) & 28)	**1,041**	643	**769**	427

(乙)未確認之遞延稅項資產

於結算日，本集團附屬公司動用機會不大之稅務虧損之未確認遞延稅項資產達港幣三千四百萬元(二零零三年：港幣四千三百萬元)。稅務虧損無作廢期限。

(b) Deferred tax assets not recognised

At balance sheet date, the Group has not recognised deferred tax assets in respect of tax losses of subsidiaries amounted to HK$34 million (2003: HK$43 million) which are considered unlikely to be utilised. The tax losses do not expire under current tax legislation.

(丙)未確認之遞延稅項負債

於二零零四年，並無未確認之遞延稅項負債(二零零三年：無)。

(c) Deferred tax liabilities not recognised

There were no deferred tax liabilities not recognised in 2004 (2003: Nil).

26. 往來、儲蓄及其他存款

26. Current, savings and other deposit accounts

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
客戶存款：	Customer deposit accounts:				
－往來存款	– current accounts	**57,290**	48,568	**57,290**	48,568
－儲蓄存款	– savings accounts	**224,893**	205,769	**224,893**	205,769
－定期及其他存款	– time and other deposits	**165,123**	177,634	**155,699**	167,730
發出存款證	Certificates of deposit in issue	**15,464**	7,927	**15,464**	7,927
發出其他債務證券	Other debt securities in issue	**646**	15	**646**	15
		463,416	439,913	**453,992**	430,009

客戶存款、發出存款證及發出其他債務證券按餘下存款期分析如下：

The analysis of remaining maturity of customer deposit accounts, certificates of deposit in issue and other debt securities in issue is as follows:

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
客戶存款	Customer deposit accounts				
即時到期	Repayable on demand	**304,453**	281,296	**303,521**	280,512
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:				
－三個月內但非即時到期	– three months or less but not repayable on demand	**128,752**	139,123	**120,282**	130,055
－三個月以上至一年	– one year or less but over three months	**7,707**	7,474	**7,685**	7,422
－一年以上至五年	– five years or less but over one year	**5,741**	3,720	**5,741**	3,720
－五年以上	– over five years	**653**	358	**653**	358
		447,306	431,971	**437,882**	422,067
發出存款證	Certificates of deposit in issue				
至到期日剩餘期間：	Remaining maturity:				
－三個月內但非即時到期	– three months or less but not repayable on demand	**252**	908	**252**	908
－三個月以上至一年	– one year or less but over three months	**7,698**	1,132	**7,698**	1,132
－一年以上至五年	– five years or less but over one year	**6,757**	5,685	**6,757**	5,685
－五年以上	– over five years	**757**	202	**757**	202
		15,464	7,927	**15,464**	7,927
發出其他債務證券	Other debt securities in issue				
至到期日剩餘期間：	Remaining maturity:				
－三個月內但非即時到期	– three months or less but not repayable on demand	**646**	15	**646**	15
		646	15	**646**	15
		463,416	439,913	**453,992**	430,009

27. 同業存款 27. Deposits from banks

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
即時到期	Repayable on demand	**2,251**	654	**2,251**	644
有協定存款期或通知期，以餘下存款期計算:	With agreed maturity dates or periods of notice, by remaining maturity:				
– 三個月內但非即時到期	– three months or less but not repayable on demand	**6,380**	448	**6,380**	448
– 三個月以上至一年	– one year or less but over three months	**–**	100	**–**	100
		8,631	1,202	**8,631**	1,192

28. 其他負債 28. Other liabilities

		集團 Group 2004	集團 Group 2003	銀行 Bank 2004	銀行 Bank 2003
證券空倉：	Short positions in securities:				
庫券	Treasury bills	**4,651**	522	**4,651**	522
債務證券	Debt securities				
– 政府證券	– government securities	**1,187**	990	**1,187**	990
– 其他公共機構證券	– other public sector securities	**2**	2	**2**	2
		5,840	1,514	**5,840**	1,514
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現虧損	Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked-to-market	**965**	1,277	**965**	1,277
本期税項(附註7(丙))	Current taxation (note 7(c))	**514**	523	**466**	481
遞延税項(附註7(丙)及25(甲))	Deferred taxation (notes 7(c) & 25(a))	**1,041**	643	**769**	427
同業結算應付賬項	Items in the course of transmission to other banks	**6,136**	3,968	**6,136**	3,968
應計賬項	Accruals	**2,188**	2,155	**2,093**	2,058
負債及支付準備	Provisions for other liabilities and charges	**397**	363	**16**	17
照應保單持有人權益之長期保險負債	Long-term liabilities attributable to policy holders	**8,291**	4,982	**–**	–
其他負債	Other	**3,241**	3,722	**4,277**	4,730
		28,613	19,147	**20,562**	14,472
至到期日剩餘期間：	Remaining maturity:				
– 三個月內	– three months or less	**17,730**	11,649	**18,729**	12,629
– 三個月以上至一年	– one year or less but over three months	**828**	977	**562**	718
– 一年以上至五年	– five years or less but over one year	**1,059**	674	**339**	576
– 五年以上	– over five years	**8,996**	5,847	**932**	549
		28,613	19,147	**20,562**	14,472

29. 股本

29. Share capital

註冊股本：

銀行之註冊股本為港幣一百一十億元正（二零零三年：港幣一百一十億元正），分為二十二億股（二零零三年：二十二億股），每股港幣五元正。

Authorised:

The authorised share capital of the Bank is HK$11,000 million (2003: HK$11,000 million) divided into 2,200 million shares (2003: 2,200 million shares) of HK$5 each.

		2004	2003
實收股本： 十九億一千一百八十四萬二千七百三十六股（二零零三年：十九億一千一百八十四萬二千七百三十六股），每股港幣五元正。	Issued and fully paid: 1,911,842,736 shares (2003: 1,911,842,736 shares) of HK$5 each	**9,559**	9,559

於本年度內，本行並無購回本行之股份（二零零三年：無）。

During the year, the Bank made no repurchase of its own shares (2003: Nil).

30. 儲備

30. Reserves

二零零四年

2004

		集團 Group	銀行 Bank	聯營公司 Associated companies
保留溢利	Retained profits	**21,395**	**13,229**	**156**
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	**7,564**	**5,791**	**613**
長期股票投資重估儲備	Long-term equity investment revaluation reserve	**935**	**–**	**–**
資本贖回儲備	Capital redemption reserve	**99**	**99**	**–**
		29,993	**19,119**	**769**
保留溢利	Retained profits			
二零零四年一月一日結餘	At 1 January 2004	**19,720**	**11,943**	**90**
換算及其他調整	Exchange and other adjustments	**4**	**2**	**–**
股東應得溢利	Profit attributable to shareholders	**11,395**	**11,016**	**87**
股息	Dividends	**(9,942)**	**(9,942)**	**(21)**
撥自行址重估儲備	Transfer from premises revaluation reserve			
– 行址重估儲備之折舊	– depreciation on revaluation surplus	**75**	**70**	**–**
– 售出行址而實現之重估增值	– realisation of revaluation surplus on disposal of premises	**2**	**2**	**–**
撥自投資物業重估儲備	Transfer from investment properties revaluation reserve			
– 售出投資物業而實現之重估增值	– realisation of revaluation surplus on disposal of investment properties	**141**	**138**	**–**
– 二零零四年十二月三十一日結餘	At 31 December 2004	**21,395**	**13,229**	**156**

30. 儲備(續) 30. Reserves (continued)

二零零四年 2004

		集團 Group	銀行 Bank	聯營公司 Associated companies
行址及投資物業重估儲備	Premises and investment properties revaluation reserves			
行址重估儲備已扣減遞延稅項	Premises revaluation reserve, net of deferred tax			
– 二零零四年一月一日結餘	– at 1 January 2004	3,123	2,787	–
– 重估增值	– surplus on revaluation	1,203	1,037	–
– 是年折舊撥往保留溢利	– transfer of depreciation to retained profits	(75)	(70)	–
– 撥自投資物業重估儲備	– transfers from investment properties revaluation reserve	32	32	–
– 售出行址而實現之重估增值	– realisation on disposal of premises properties	(2)	(2)	–
– 二零零四年十二月三十一日結餘	– at 31 December 2004	4,281	3,784	–
投資物業重估儲備	Investment properties revaluation reserve			
– 二零零四年一月一日結餘	– at 1 January 2004	2,690	1,774	459
– 重估增值(附註23(丁))	– surplus on revaluation (note 23(d))	618	409	–
– 應佔聯營公司物業之增值(附註23(丁))	– share of revaluation surplus of an associated company (note 23(d))	154	–	154
– 撥往行址重估儲備	– transfers to premises revaluation reserve	(38)	(38)	–
– 售出投資物業而實現之重估增值	– realisation on disposal of investment properties	(141)	(138)	–
– 二零零四年十二月三十一日結餘	– at 31 December 2004	3,283	2,007	613
行址及投資物業重估儲備合計	Total premises and investment properties revaluation reserves	7,564	5,791	613
長期股票投資重估儲備已扣減遞延稅項	Long-term equity investment revaluation reserve, net of deferred tax			
二零零四年一月一日結餘	At 1 January 2004	1,009	–	–
重估增值	Surplus on revaluation	332	–	–
因售出長期股票投資而實現之重估增值	Revaluation gain recognised in current year profit and loss account on disposal of long-term equity investments	(406)	–	–
二零零四年十二月三十一日結餘	At 31 December 2004	935	–	–
資本贖回儲備	Capital redemption reserve			
二零零四年一月一日及十二月三十一日結餘	At 1 January and 31 December 2004	99	99	–
二零零四年十二月三十一日儲備結餘	Total reserves at 31 December 2004	29,993	19,119	769

30. 儲備（續） 30. Reserves (continued)

二零零三年 2003

		集團 Group	銀行 Bank	聯營公司 Associated companies
保留溢利	Retained profits	19,720	11,943	90
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	5,813	4,561	459
長期股票投資重估儲備	Long-term equity investment revaluation reserve	1,009	–	–
資本贖回儲備	Capital redemption reserve	99	99	–
		26,641	16,603	549
保留溢利	Retained profits			
二零零三年一月一日結餘	At 1 January 2003	19,440	12,875	88
換算及其他調整	Exchange and other adjustments	18	16	–
股東應得溢利	Profit attributable to shareholders	9,539	8,335	26
股息	Dividends	(9,368)	(9,368)	(24)
撥自行址重估儲備	Transfer from premises revaluation reserve			
– 行址重估儲備之折舊	– depreciation on revaluation surplus	68	62	–
撥自投資物業重估儲備	Transfer from investment properties revaluation reserve			
– 售出投資物業而實現之重估增值	– realisation of revaluation surplus on disposal of investment properties	23	23	–
二零零三年十二月三十一日結餘	At 31 December 2003	19,720	11,943	90
行址及投資物業重估儲備	Premises and investment properties revaluation reserves			
行址重估儲備已扣減遞延稅項	Premises revaluation reserve, net of deferred tax			
– 二零零三年一月一日結餘	– at 1 January 2003	3,543	3,190	–
– 重估減值	– deficit on revaluation	(285)	(276)	–
– 是年折舊撥往保留溢利	– transfer of depreciation to retained profits	(68)	(62)	–
– 撥自投資物業重估儲備	– transfers from investment properties revaluation reserve	11	6	–
– 遞延稅項及其地調整	– deferred tax and other adjustments	(78)	(71)	–
– 二零零三年十二月三十一日結餘	– at 31 December 2003	3,123	2,787	–
投資物業重估儲備	Investment properties revaluation reserve			
– 二零零三年一月一日結餘	– at 1 January 2003	3,124	1,974	584
– 重估減值（附註23（丁））	– deficit on revaluation (note 23(d))	(273)	(170)	–
– 應佔聯營公司物業之減值（附註 23（丁））	– share of revaluation deficit of an associated company (note 23(d))	(125)	–	(125)
– 撥往行址重估儲備	– transfers to premises revaluation reserve	(13)	(7)	–
– 售出投資物業而實現之重估增值	– realisation on disposal of investment properties	(23)	(23)	–
– 二零零三年十二月三十一日結餘	– at 31 December 2003	2,690	1,774	459
行址及投資物業重估儲備合計	Total premises and investment properties revaluation reserves	5,813	4,561	459

30. 儲備(續)

30. Reserves (continued)

二零零三年

2003

		集團 Group	銀行 Bank	聯營公司 Associated companies
長期股票投資重估儲備已扣減遞延税項	Long-term equity investment revaluation reserve, net of deferred tax			
二零零三年一月一日結餘	At 1 January 2003	1,011	–	–
重估增值	Surplus on revaluation	410	–	–
因售出長期股票投資而實現之重估增值	Revaluation gain recognised in current year profit and loss account on disposal of long-term equity investments	(410)	–	–
遞延税項及其他調整	Deferred tax and other adjustments	(2)	–	–
二零零三年十二月三十一日結餘	At 31 December 2003	1,009	–	–
資本贖回儲備	Capital redemption reserve			
二零零三年一月一日及十二月三十一日結餘	At 1 January and 31 December 2003	99	99	–
二零零三年十二月三十一日儲備結餘	Total reserves at 31 December 2003	26,641	16,603	549

「重估儲備」及「資本贖回儲備」並非已實現之利潤，屬不可派發。

The "Revaluation reserves" and the "Capital redemption reserve" do not represent realised profits and are not available for distribution.

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

The Bank and its banking subsidiary companies operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

31. 現金流量對賬表 / 31. Reconciliation for cash flow statement

(甲) 營業溢利與來自營業活動之淨現金流量對賬表 / (a) Reconciliation of operating profit to net cash flow from operating activities

		2004	2003
營業溢利	Operating profit	**12,644**	10,683
淨利息收入	Net interest income	**(9,690)**	(10,179)
股息收入	Dividend income	**(96)**	(92)
呆壞賬準備	Provisions for bad and doubtful debts	**(814)**	792
折舊	Depreciation	**317**	329
長期投資之攤銷	Amortisation of long-term investments	**426**	203
減除收回後之貸款撇賬淨額	Advances written off net of recoveries	**(652)**	(1,172)
利息收入	Interest received	**9,054**	10,240
利息支出	Interest paid	**(2,646)**	(2,747)
營運資金變動前之營業溢利	**Operating profit before changes in working capital**	**8,543**	8,057
現金及短期資金之變動	Change in cash and short-term funds	**(1,757)**	99
一個月以上到期之定期存放同業之變動	Change in placings with banks maturing after one month	**1,798**	12,890
存款證之變動	Change in certificates of deposit	**(2,225)**	1,392
持作買賣用途之證券之變動	Change in securities held for dealing purposes	**(634)**	(34)
客戶貸款之變動	Change in advances to customers	**(20,941)**	(4,524)
直屬控股公司及同母系附屬公司欠款之變動	Change in amounts due from immediate holding company and fellow subsidiary companies	**1,373**	341
其他資產之變動	Change in other assets	**(4,358)**	(3,491)
客戶存款之變動	Change in customer deposit accounts	**15,335**	34,280
發出債務證券之變動	Change in debt securities in issue	**8,168**	(8,060)
同業存款之變動	Change in deposits from banks	**7,429**	130
直屬控股公司及同母系附屬公司存款之變動	Change in amounts due to immediate holding company and fellow subsidiary companies	**1,516**	797
其他負債之變動	Change in other liabilities	**8,944**	4,199
撇除換算差額及其他非現金項目	Elimination of exchange differences and other non-cash items	**(4,634)**	(11,984)
來自營業活動產生之現金	**Cash generated from operating activities**	**18,557**	34,092
已繳稅款	Taxation paid	**(925)**	(526)
來自營業活動之淨現金流入	**Net cash inflow from operating activities**	**17,632**	33,566

(乙) 現金及等同現金項目結餘分析 / (b) Analysis of the balances of cash and cash equivalents

		2004	2003
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**7,248**	5,823
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**57,071**	71,658
庫券	Treasury bills	**47**	91
存款證	Certificates of deposit	**2,685**	3
		67,051	77,575

32. 或有債務、承擔及衍生工具 32. Contingent liabilities, commitments and derivatives

(甲)合約金額、信貸之相等金額及風險加權金額 (a) Contract amount, credit equivalent amount and risk-weighted amount

二零零四年 2004

		集團 Group	
	合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務： Contingent liabilities:			
擔保 Guarantees	10,722	10,447	3,501
承擔： Commitments:			
信用證及短期貿易關連交易 Documentary credits and short-term trade-related transactions	9,020	1,844	1,805
未動用之正式備用便利、信貸額及其他放款承諾： Undrawn formal standby facilities, credit lines and other commitments to lend:			
– 一年以下 – under one year	86,714	–	–
– 一年及以上 – one year and over	23,677	11,839	10,460
其他 Other	38	38	38
	119,449	13,721	12,303
滙率合約： Exchange rate contracts:			
即期及遠期外滙交易 Spot and forward foreign exchange	138,269	1,066	298
其他滙率合約 Other exchange rate contracts	23,158	323	106
	161,427	1,389	404
利率合約： Interest rate contracts:			
利率掉期 Interest rate swaps	120,603	1,421	347
其他利率合約 Other interest rate contracts	5,067	15	6
	125,670	1,436	353
其他衍生工具合約 Other derivative contracts	1,373	46	23

32. 或有債務、承擔及衍生工具(續)

32. Contingent liabilities, commitments and derivatives (continued)

(甲)合約金額、信貸之相等金額及風險加權金額(續)

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

二零零四年

2004

		銀行 Bank		
		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務:	Contingent liabilities:			
擔保	Guarantees	**11,123**	**10,847**	**3,902**
承擔:	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**9,020**	**1,844**	**1,805**
未動用之正式備用便利、信貸額及其他放款承諾:	Undrawn formal standby facilities, credit lines and other commitments to lend:			
-一年以下	– under one year	**85,910**	**–**	**–**
-一年及以上	– one year and over	**23,400**	**11,700**	**10,321**
其他	Other	**17**	**17**	**17**
		118,347	**13,561**	**12,143**
滙率合約:	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	**141,384**	**1,098**	**314**
其他滙率合約	Other exchange rate contracts	**23,158**	**323**	**106**
		164,542	**1,421**	**420**
利率合約:	Interest rate contracts:			
利率掉期	Interest rate swaps	**113,692**	**1,336**	**330**
其他利率合約	Other interest rate contracts	**5,067**	**15**	**6**
		118,759	**1,351**	**336**
其他衍生工具合約	Other derivative contracts	**1,373**	**46**	**23**

32. 或有債務、承擔及衍生工具（續）

32. Contingent liabilities, commitments and derivatives (continued)

（甲）合約金額、信貸之相等金額及風險加權金額（續）

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

二零零三年

2003

		集團 Group		
		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務：	Contingent liabilities:			
擔保	Guarantees	12,401	12,143	3,622
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	8,098	1,620	1,613
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
－一年以下	– under one year	69,099	–	–
－一年及以上	– one year and over	19,623	9,811	8,949
其他	Other	160	160	62
		96,980	11,591	10,624
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	76,408	1,080	322
其他滙率合約	Other exchange rate contracts	33,160	401	141
		109,568	1,481	463
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	91,629	1,300	315
其他利率合約	Other interest rate contracts	17,578	45	21
		109,207	1,345	336
其他衍生工具合約	Other derivative contracts	297	9	2

32. 或有債務、承擔及衍生工具(續)

32. Contingent liabilities, commitments and derivatives (continued)

(甲)合約金額、信貸之相等金額及風險加權金額(續)

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

二零零三年

2003

		銀行 Bank		
		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務：	Contingent liabilities:			
擔保	Guarantees	12,802	12,544	4,023
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	8,098	1,620	1,613
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
－一年以下	– under one year	68,981	–	–
－一年及以上	– one year and over	19,622	9,811	8,949
		96,701	11,431	10,562
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	78,811	1,104	334
其他滙率合約	Other exchange rate contracts	33,160	401	141
		111,971	1,505	475
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	83,958	1,232	301
其他利率合約	Other interest rate contracts	17,143	45	21
		101,101	1,277	322
其他衍生工具合約	Other derivative contracts	292	9	2

上表列出資產負債表以外交易之名義合約金額、信貸之相等金額及風險加權金額。計算信貸之相等金額，乃用作推算風險加權金額之用。此等金額乃根據香港銀行業條例附表三之資本充足比率而估算，並視乎對等機構之信譽及期限特性而定。如屬或有債務及承擔，則風險加權幅度為零至百分之一百，如屬滙率、利率及其他衍生工具合約，則風險加權幅度為零至百分之五十。

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, interest rate and other derivative contracts.

或有債務及承擔均屬與信貸有關之交易，包括票據承兑、信用證、擔保書及提供信貸之承擔。所涉及之風險基本上與向客戶提供貸款之風險相同，故處理此類交易時，等同審批客戶之貸款申請，需要符合信貸條件、組合管理及抵押品之要求。由於此類信貸便利可能在未運用前已到期，故合約金額之總數並不代表未來現金之需求。

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

32. 或有債務、承擔及衍生工具(續)
32. Contingent liabilities, commitments and derivatives (continued)

(甲)合約金額、信貸之相等金額及風險加權金額(續)

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

資產負債表以外之金融工具來自外滙、利率及股票等市場上所進行之期貨、遠期、掉期及期權等交易。

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

此等工具之合約金額顯示結算當日尚未到期之交易數量，但並不代表風險數額。此等工具之信貸相等金額乃根據香港銀行業條例附表三之準則計算，即為按市值重估後具正數值之合約價值及潛在之遠期信貸風險兩者之總數。

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

(乙)重置成本

(b) Replacement cost

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
滙率合約	Exchange rate contracts	**834**	876	**834**	876
利率合約	Interest rate contracts	**939**	997	**880**	956
其他衍生工具合約	Other derivative contracts	**5**	–	**5**	–
		1,778	1,873	**1,719**	1,832

合約之重置成本代表所有按市值重估後具正數值之合約(包括非買賣用途之合約)價值，而該等合約並無作任何雙邊淨額結算安排。

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-dealing contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

(丙)上述各表內所列包括持作買賣用途之衍生工具合約金額如下：

(c) Included in the above tables are the following amounts of derivative contracts which were made for dealing purposes:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
滙率合約：	Exchange rate contracts:				
即期及遠期外滙交易	Spot and forward foreign exchange	**138,269**	76,408	**141,384**	78,811
其他滙率合約	Other exchange rate contracts	**22,848**	32,850	**22,848**	32,850
		161,117	109,258	**164,232**	111,661
利率合約：	Interest rate contracts:				
利率掉期	Interest rate swaps	**49,688**	35,605	**49,688**	35,605
其他利率合約	Other interest rate contracts	**5,067**	5,506	**5,067**	5,506
		54,755	41,111	**54,755**	41,111
其他衍生工具合約	Other derivative contracts	**1,373**	297	**1,373**	292

其餘之滙率、利率及其他衍生工具合約乃作非買賣用途，即用作風險對冲或作為資產負債之風險管理。此等合約乃直接在市場訂立或間接經由本行之直屬控股公司或同母系附屬公司訂立。

The remaining exchange rate, interest rate and other derivative contracts were made for non-dealing purposes, i.e. to hedge risk, or to synthetically alter the risk characteristics of assets and liabilities. The transactions are either conducted directly in the market or indirectly through the Bank's immediate holding company or fellow subsidiary companies.

除上述各表所列外，本行在日常業務中亦代集團其他成員開立擔保及承諾書。

In addition to the above, the Bank enters into guarantees and letters of support on behalf of other Group entities in the normal course of business.

33. 為負債作抵押之資產

截至二零零四年十二月三十一日，本集團及銀行以資產抵押之負債為港幣五十六億九千七百萬元（二零零三年：港幣十六億六千四百萬元）及港幣五十六億九千七百萬元（二零零三年：港幣十六億六千四百萬元），主要為售後回購協議。本集團為此等負債而質押之資產金額為港幣五十七億四千二百萬元（二零零三年：港幣十六億九千三百萬元），銀行則為港幣五十七億四千二百萬元（二零零三年：港幣十六億九千三百萬元），並主要由列於「庫存現金及短期資金」及「長期投資」內之項目組成。此外，存放於中央保管系統以利便證券結算之債務證券額為港幣七十九億八千萬元（二零零三年：港幣一千一百零二億七千二百萬元），銀行則為港幣七十九億八千萬元（二零零三年：港幣八百六十八億四千萬元）。

33. Assets pledged as security for liabilities

At 31 December 2004, liabilities of the Group amounting to HK$5,697 million (2003: HK$1,664 million) and of the Bank amounting to HK$5,697 million (2003: HK$1,664 million) were secured by the deposit of assets, mainly related to sale and repurchase arrangements. The amounts of assets pledged by the Group to secure these liabilities were HK$5,742 million (2003: HK$1,693 million) and by the Bank were HK$5,742 million (2003: HK$1,693 million) respectively and mainly comprised items included in "Cash and short-term funds" and "Long-term investments". In addition, the amount of debt securities deposited with central depositories by the Group to facilitate the settlement processes were HK$7,980 million (2003: HK$110,272 million) and by the Bank were HK$7,980 million (2003: HK$86,840 million) respectively.

34. 資本承擔

34. Capital commitments

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
已核准及簽訂合約之開支	Expenditure authorised and contracted for	**81**	79	**77**	72
已核准但未簽訂合約之開支	Expenditure authorised but not contracted for	**–**	1,626	**–**	1,626
		81	1,705	**77**	1,698

35. 租約承擔

本集團以經營租賃合約租賃之若干物業及設備，該等租賃之基本年期一般為一至五年，其中部份在到期時有權以重新商討之條款續訂租約。該等租約並無包括或有租金。

不可撤銷之營業租約的未來最低租金支出總額如下：

35. Lease commitments

The Group leases certain properties and equipment under operating leases. The leases typically run for an initial period of one to five years and may include an option to renew the lease when all terms are renegotiated. None of these leases includes contingent rentals.

The total future minimum lease payments payable under non-cancellable operating leases are as follows:

		集團 Group		銀行 Bank	
		2004	2003	**2004**	2003
一年以下	Within one year	**163**	169	**163**	169
一年以上至五年	Between one and five years	**130**	161	**129**	160
		293	330	**292**	329

36. 僱員退休福利

(甲) 界定利益福利計劃

本集團設置三個界定利益福利計劃。最主要計劃為恒生銀行界定利益福利計劃「HSBDBS」，涵蓋本集團百分之八十僱員。其他兩個計劃分別為恒生銀行長俸計劃「HSBPS」及恒生銀行核准退休信託基金「HSBNTBS」，恒生銀行界定利益福利計劃已於一九九九年四月一日起不接受新成員，而恒生銀行長俸計劃及恒生銀行核准退休信託基金則於一九八六年十二月三十一日起不接受新成員。

上述計劃為本集團之設置基金界定利益福利計劃，由信託人管理，其資產與本集團之資產分開持有。本集團根據合資格精算師之每年精算估值作出供款。最新一次精算估值於二零零四年十二月三十一日進行，由同母系附屬公司滙豐人壽保險（國際）有限公司之趙黃舜芬（美國精算師學會專業資深會員）採用 Projected Unit Credit Method 估值。此等界定利益福利計劃於結算日資產負債表內確認之金額及在是年損益結算表內確認之福利成本列述如下。

36. Employee retirement benefits

(a) Defined benefit schemes

The Group operates three defined benefit schemes, the Hang Seng Bank Limited Defined Benefit Scheme (HSBDBS) which is the principal scheme which covers about 80% of the Group's employees and two other schemes, the Hang Seng Bank Limited Pension Scheme (HSBPS) and the Hang Seng Bank Limited Non-contributory Terminal Benefits Scheme (HSBNTBS). HSBDBS was closed since 1 April 1999 and HSBPS and HSBNTBS were closed since 31 December 1986.

These schemes are funded defined benefit schemes and are administered by trustees with assets held separately from those of the Group. The Group makes contributions to these schemes in accordance with the recommendation of qualified actuary based on annual actuarial valuations. The latest annual actuarial valuations at 31 December 2004 was performed by E Chiu, fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Ltd, a fellow subsidiary company of the Bank, using the Projected Unit Credit Method. The amounts recognised in the balance sheet at year-end and retirement benefits costs recognised in the profit and loss account for the year in respect of these defined benefit schemes are set out below.

36. 僱員退休福利(續)

36. Employee retirement benefits (continued)

(甲)界定利益福利計劃(續)

(a) Defined benefit schemes (continued)

(一)確認於資產負債表之金額如下：

(i) The amounts recognised in the balance sheets are as follows:

二零零四年

2004

		集團及銀行 Group and Bank		
		恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
有設置基金之福利負擔折現值	Present value of funded obligations	**3,663**	**182**	**4**
計劃基金之資產公平價值	Fair value of scheme assets	**(3,737)**	**(220)**	**(32)**
未確認之淨精算虧損	Net unrecognised actuarial losses	**(92)**	**(7)**	**–**
於資產負債表內確認之資產淨值	Net asset recognised in the balance sheet	**(166)**	**(45)**	**(28)**
計劃基金資產對福利負擔之比率	Obligations covered by plan assets (%)	**102**	**121**	**800**

二零零三年

2003

		集團及銀行 Group and Bank		
		恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
有設置基金之福利負擔折現值	Present value of funded obligations	3,072	182	4
計劃基金之資產公平價值	Fair value of scheme assets	(3,324)	(219)	(32)
未確認之淨精算溢利	Net unrecognised actuarial gains	215	–	–
於資產負債表內確認之資產淨值	Net asset recognised in the balance sheet	(37)	(37)	(28)
計劃基金資產對福利負擔之比率	Obligations covered by plan assets (%)	108	120	800

恒生銀行界定利益福利計劃資產包括滙豐控股有限公司發行之普通股票公平價值為港幣一億七千四百萬元(二零零三：港幣一億五千一百萬元)。恒生銀行長俸計劃資產並沒有包括本行發行之存款證(二零零三：港幣二百萬元)。

The scheme assets of HSBDBS included ordinary shares issued by HSBC Holdings plc with a fair value of HK$174 million (2003: HK$151 million). The scheme assets of HSBPS did not include any certificates of deposit issued by the Bank at 31 December 2004 (2003: HK$2 million).

(二)於資產負債表內確認之資產淨值變動如下：

(ii) Movements in the net assets recognised in the balance sheets are as follows:

二零零四年

2004

		集團及銀行 Group and Bank		
		恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
一月一日結餘	At 1 January	**(37)**	**(37)**	**(28)**
年內供款	Contributions paid	**(276)**	**(9)**	**–**
於損益結算表內確認之淨支出	Net expense recognised in the profit and loss account	**147**	**1**	**–**
於十二月三十一日之資產淨值	Net asset at 31 December	**(166)**	**(45)**	**(28)**

36. 僱員退休福利(續) 36. Employee retirement benefits (continued)

(甲)界定利益福利計劃(續) (a) Defined benefit schemes (continued)

二零零三年 2003

		集團及銀行 Group and Bank		
		恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
一月一日結餘	At 1 January	(15)	(29)	(28)
年內供款	Contributions paid	(186)	(9)	–
於損益結算表內確認之淨支出	Net expense recognised in the profit and loss account	164	1	–
於十二月三十一日之資產淨值	Net asset at 31 December	(37)	(37)	(28)

(三)於損益結算表內確認之淨支出如下: **(iii)** Net expense recognised in the profit and loss account is as follows:

二零零四年 2004

		集團 Group		
		恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
是期服務成本	Current service cost	**178**	**1**	**–**
利息成本	Interest cost	**170**	**10**	**–**
預期投資回報	Expected return on scheme assets	**(201)**	**(10)**	**–**
是年度淨支出(附註5(丁))	Net expense for the year (note 5(d))	**147**	**1**	**–**
實際投資回報	Actual return on scheme assets	**284**	**8**	**–**

二零零三年 2003

		集團 Group		
		恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
是期服務成本	Current service cost	174	1	–
利息成本	Interest cost	162	9	–
預期投資回報	Expected return on scheme assets	(172)	(9)	–
是年度淨支出(附註5(丁))	Net expense for the year (note 5(d))	164	1	–
實際投資回報	Actual return on scheme assets	439	15	–

36. 僱員退休福利(續)

36. Employee retirement benefits (continued)

(甲)界定利益福利計劃(續)

(a) Defined benefit schemes (continued)

(四)用於二零零四年之最主要精算假設(以加權平均數列示)如下:

(iv) The principal actuarial assumptions used as at 31 December 2004 (expressed as weighted averages) are as follows:

二零零四年

2004

			集團及銀行 Group and Bank	
		恒生銀行界定利益福利計劃 HSBDBS %	恒生銀行長俸計劃 HSBPS %	恒生銀行核准退休信託基金 HSBNTBS %
貼現率	Discount rate	**4.0**	**5.0**	**5.0**
預期投資回報率	Expected rate of return on scheme assets	**6.0**	**4.5**	**2.0**
預期薪金遞增率	Expected rate of salary increases	**3.0**	**3.0**	**3.0**
預期長俸遞增率	Expected rate of pension increases	**–**	**3.0**	**–**

二零零三年

2003

			集團及銀行 Group and Bank	
		恒生銀行界定利益福利計劃 HSBDBS %	恒生銀行長俸計劃 HSBPS %	恒生銀行核准退休信託基金 HSBNTBS %
貼現率	Discount rate	5.5	5.5	5.5
預期投資回報率	Expected rate of return on scheme assets	6.0	4.5	2.0
預期薪金遞增率	Expected rate of salary increases	4.5	4.5	4.5
預期長俸遞增率	Expected rate of pension increases	–	3.0	–

(乙)公積金福利計劃

(b) Defined contribution schemes

一九九九年四月一日或以後到職之僱員所參加之公積金福利計劃為滙豐集團香港本地僱員退休福利計劃。此外,集團亦設置三個其他公積金福利計劃,分別為恒生銀行儲金計劃(一九八六年十二月三十一日後不接受新成員)、恒生保險有限公司職員儲金計劃及恒生銀行(巴哈馬)有限公司公積金福利計劃。本行及本集團各公司亦按個別需要設有強制性公積金計劃「強積金」,並已按香港強制性公積金條例辦妥登記,此類計劃亦屬公積金福利計劃性質。

The principal defined contribution scheme for Group employees joining on or after 1 April 1999 is the HSBC Group Hong Kong Local Staff Defined Contribution Scheme. The Group also operates three other defined contribution schemes, the Hang Seng Bank Provident Fund Scheme which was closed since 31 December 1986, the Hang Seng Insurance Company Limited Employees' Provident Fund and the Hang Seng Bank (Bahamas) Limited Defined Contribution Scheme for employees of the respective subsidiaries. The Bank and relevant Group entities also participated in mandatory provident fund schemes (MPF schemes) registered under the Hong Kong Mandatory Provident Fund Ordinance, which are also defined contribution schemes.

按照公積金福利計劃(包括強積金計劃)條例之供款已於損益結算表支銷如下:

Contributions made in accordance with the relevant scheme rules to these defined contribution schemes (including MPF schemes) are charged to the profit and loss account as below:

		2004	2003
年內支取(附註5(丁))	Charge for the year (note 5(d))	**21**	18

37. 證券形式之報酬

本集團參與三個由滙豐集團設置以認購滙豐控股有限公司股份之股份報酬計劃。分別為儲蓄優先認股權計劃，行政人員／集團優先認股權計劃及有限制股份計劃。此等計劃之認股權股數及其行使價變動分析列示如下。

37. Stock-based compensation

The Group participated in three share compensation plans operated by the HSBC Group for acquiring of HSBC Holdings plc shares. They are the Savings-Related Share Option Plan, Executive/Group Share Option Plan and Restricted Share Plan. Analysis of the movement in the number of share options and exercise price of these plans is set out below.

(甲) 儲蓄優先認股權計劃

以每月二百五十英鎊等值之港元儲蓄為上限，有權用作認購股份，按訂立儲蓄合約時規定在三年或五年後之六個月內行使認購權，認購價為授出股權時市價折讓百分之二十。該計劃授出之認股權並無確認成本。

(a) Savings-Related Share Option Plan

The Savings-Related Share Option Plan invite eligible employees to enter into savings contracts to save Hong Kong dollar equivalent of up to £250 per month, with the option to use the savings to acquire shares. The options are exercisable within six months following either the third or the fifth anniversary of the commencement of the savings contract depending on conditions set at grant. The exercise price is at a 20% discount to the market value at the date of grant. No compensation cost is recognised.

(一) 僱員持有的認股權股數之變動如下：

(i) Movements in the number of share options held by employees are as follows:

		2004 股數 Number ('000)	2003 股數 Number ('000)
於一月一日	At 1 January	**8,098**	7,854
本年度授出	Granted in the year	**2,024**	2,458
本年度行使	Exercised in the year	**(4,133)**	(23)
減：本年度作廢	Less: Lapsed in the year	**(318)**	(2,191)
於十二月三十一日	At 31 December	**5,671**	8,098
於十二月三十一日符合行使條件之認股權	Options vested at 31 December	**12**	–

(二) 年內無償授出之認股權詳列如下：

(ii) Details of share options granted during the year, all of which were granted for nil consideration :

行使期間	Exercise period	行使價 Exercise price £	**2004 股數 Number ('000)**	2003 股數 Number ('000)
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.32	**1**	–
2006年8月1日至2007年1月31日	1 Aug 2006 to 31 Jan 2007	5.35	**–**	2,093
2007年8月1日至2008年1月31日	1 Aug 2007 to 31 Jan 2008	6.47	**1,569**	–
2008年8月1日至2009年1月31日	1 Aug 2008 to 31 Jan 2009	5.35	**3**	365
2009年8月1日至2010年1月31日	1 Aug 2009 to 31 Jan 2010	6.47	**451**	–
			2,024	2,458

37. 證券形式之報酬(續) / 37. Stock-based compensation (continued)

(甲) 儲蓄優先認股權計劃(續) / (a) Savings-Related Share Option Plan (continued)

(三) 於結算日之認股權

(iii) Terms of share options at balance sheet date

行使期間	Exercise period	行使價 Exercise price £	**2004 股數 Number ('000)**	2003 股數 Number ('000)
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	5.40	**8**	3,354
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	6.75	**4**	841
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.03	**1,118**	1,179
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.32	**188**	200
2006年8月1日至2007年1月31日	1 Aug 2006 to 31 Jan 2007	6.75	**98**	102
2006年8月1日至2007年1月31日	1 Aug 2006 to 31 Jan 2007	5.35	**1,919**	2,032
2007年8月1日至2008年1月31日	1 Aug 2007 to 31 Jan 2008	6.32	**32**	32
2007年8月1日至2008年1月31日	1 Aug 2007 to 31 Jan 2008	6.47	**1,500**	–
2008年8月1日至2009年1月31日	1 Aug 2008 to 31 Jan 2009	5.35	**358**	358
2009年8月1日至2010年1月31日	1 Aug 2009 to 31 Jan 2010	6.47	**446**	–
			5,671	8,098

(四) 年內行使之認股權詳列如下：

(iv) Details of share options exercised during the year :

行使期間	Exercise period	行使價 Exercise price £	認購金額 Proceeds received (in £'000)	**2004 股數 Number ('000)**	2003 股數 Number ('000)
2003年1月1日至2003年12月31日	1 Jan 2003 to 31 Dec 2003	5.57	128	**–**	23
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	5.40	17,935	**3,322**	–
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	6.75	5,475	**811**	–
				4,133	23

(乙) 行政人員/集團優先認股權計劃

行政人員優先認股權計劃(認股權於一九九九年及二零零零年授出)及集團優先認股權計劃(認股權於二零零一年或以後授出)，是獎勵表現良好之集團僱員。優先認股權之認購價為授出時之市價，按預定之符合行使條件一般可在授出後三至十年內行使，行使條件包括達到某項業績水平。該計劃授出之認股權並無確認成本。

(b) Executive/Group Share Option Plan

Executive Share Option Plan (for options granted in 1999 and 2000) and Group Share Option Plan (for options granted in 2001 or after 2001) were issued by the HSBC Holdings plc and awarded to high performing employees of the Group on a discretionary basis. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. Exercise of the options, is subject to the attainment of a corporate performance condition. No compensation cost is recognised.

37. 證券形式之報酬(續) 37. Stock-based compensation (continued)

(乙)行政人員/集團優先認股權計劃(續) (b) Executive/Group Share Option Plan (continued)

(一)僱員持有的認股權股數之變動如下：

(i) Movements in the number of share options held by employees are as follows:

		2004 股數 Number ('000)	2003 股數 Number ('000)
於一月一日	At 1 January	**5,239**	5,019
本年度授出	Granted in the year	**1,421**	1,232
本年度行使	Exercised in the year	**(519)**	(936)
減：本年度作廢	Less: Lapsed in the year	**(206)**	(76)
於十二月三十一日	At 31 December	**5,935**	5,239
於十二月三十一日符合行使條件之認股權	Options vested at 31 December	**2,475**	1,825

(二)年內無償授出之認股權詳列如下：

(ii) Details of share options granted during the year, all of which were granted for nil consideration :

行使期間	Exercise period	行使價 Exercise price £	2004 股數 Number ('000)	2003 股數 Number ('000)
1999年4月1日至2006年3月31日	1 Apr 1999 to 31 Mar 2006	3.33	**9**	–
2000年3月24日至2007年4月23日	24 Mar 2000 to 23 Apr 2007	5.02	**8**	–
2001年3月16日至2008年3月15日	16 Mar 2001 to 15 Mar 2008	6.28	**8**	–
2002年3月29日至2009年3月28日	29 Mar 2002 to 28 Mar 2009	6.38	**30**	–
2003年4月3日至2010年4月2日	3 Apr 2003 to 2 Apr 2010	7.46	**5**	–
2004年4月23日至2011年4月22日	23 Apr 2004 to 22 Apr 2011	8.71	**5**	–
2005年5月7日至2012年5月6日	7 May 2005 to 6 May 2012	8.41	**5**	–
2006年5月2日至2013年5月1日	2 May 2006 to 1 May 2013	6.91	**–**	1,232
2007年4月30日至2017年4月29日	30 Apr 2007 to 29 Apr 2017	8.28	**1,351**	–
			1,421	1,232

(三)於結算日之認股權

(iii) Terms of share options at balance sheet date

行使期間	Exercise period	行使價 Exercise price £	2004 股數 Number ('000)	2003 股數 Number ('000)
1999年4月1日至2006年3月31日	1 Apr 1999 to 31 Mar 2006	3.33	**9**	–
2000年3月24日至2007年4月23日	24 Mar 2000 to 23 Apr 2007	5.02	**8**	–
2001年3月16日至2008年3月15日	16 Mar 2001 to 15 Mar 2008	6.28	**8**	–
2002年3月29日至2009年3月28日	29 Mar 2002 to 28 Mar 2009	6.38	**765**	1,012
2003年4月3日至2010年4月2日	3 Apr 2003 to 2 Apr 2010	7.46	**652**	813
2004年4月23日至2011年4月22日	23 Apr 2004 to 22 Apr 2011	8.71	**1,033**	1,137
2004年8月30日至2011年8月29日	30 Aug 2004 to 29 Aug 2011	8.23	**–**	4
2005年5月7日至2012年5月6日	7 May 2005 to 6 May 2012	8.41	**1,012**	1,058
2006年5月2日至2013年5月1日	2 May 2006 to 1 May 2013	6.91	**1,156**	1,215
2007年4月30日至2017年4月29日	30 Apr 2007 to 29 Apr 2017	8.28	**1,292**	–
			5,935	5,239

37. 證券形式之報酬（續） / 37. Stock-based compensation (continued)

(乙)行政人員/集團優先認股權計劃(續) / (b) Executive/Group Share Option Plan (continued)

(四)年內行使之認股權詳列如下： / **(iv)** Details of share options exercised during the year :

行使期間	Exercise period	行使價 Exercise price £	認購金額 Proceeds received (in £'000)	**2004 股數 Number ('000)**	2003 股數 Number ('000)
2002年3月29日至2009年3月28日	29 Mar 2002 to 28 Mar 2009	6.38	4,332	–	679
2003年4月3日至2010年4月2日	3 Apr 2003 to 2 Apr 2010	7.46	1,919	–	257
2002年3月29日至2009年3月28日	29 Mar 2002 to 28 Mar 2009	6.38	1,781	**279**	–
2003年4月3日至2010年4月2日	3 Apr 2003 to 2 Apr 2010	7.46	1,241	**166**	–
2004年4月23日至2011年4月22日	23 Apr 2004 to 22 Apr 2011	8.71	623	**71**	–
2004年8月30日至2011年8月29日	30 Aug 2004 to 29 Aug 2011	8.23	29	**4**	–
2005年5月7日至2012年5月6日	7 May 2005 to 6 May 2012	8.41	4	**1**	–
				521	936

(丙)有限制股份計劃 / (c) Restricted Share Plan

有限制股份計劃自一九九六年起實行有條件授出股份獎勵。行使條件包括達到滙豐集團之目標。本集團購買有關股份以供授出股份獎勵之成本在損益賬內按授出條件之期間支銷。

Conditional awards under the Restricted Share Plan have been in operation since 1996. Vesting criteria are based on attaining the HSBC Group targets. The cost of acquisition of shares for conditional awards under this scheme is recognised as "Staff costs" in the profit and loss account over the period the performance condition applied.

		2004 股數 Number ('000)	2003 股數 Number ('000)
於一月一日	At 1 January	**379**	276
年內增加	Additions during the year	**152**	128
減：本年度發出	Less: Released in the year	**(72)**	(17)
減：本年度作廢	Less: Lapsed in the year	**–**	(8)
於十二月三十一日	At 31 December	**459**	379

		2004	2003
支取損益賬金額	Amounts charged to profit and loss account	**2**	1

有限制股份計劃下授出有條件股份獎勵而購入之股份之加權平均購入價為七點九一英鎊(二零零三年：六點五一英鎊)。於二零零四年十二月三十一日滙豐控股有限公司股份之收市價為八點七九英鎊(二零零三年：八點七八英鎊)。

The weighted average purchase price for shares purchased for conditional awards under the Restricted Share Plan is £7.91 (2003: £6.51). The closing price of the HSBC Holdings plc share at 31 December 2004 was £8.79 (2003: £8.78).

於二零零四年十二月三十一日授出股份獎勵之加權平均到達行使期間為二點六一年(二零零三年：二點四年)。

The weighted average remaining vesting period as at 31 December 2004 was 2.61 years (2003: 2.40 years).

38. 跨國債權

跨國債權包括應收款項和貸款、銀行存放同業結餘及持有存款證、票據、本票、商業票據和其他可轉讓債務工具及包括上述資產之應計利息與過期未付利息。債權分類是依照交易對手所在之地區,經計及風險轉移因素後而劃定。若債權之擔保人所在地有異於交易對手所在之地區,則風險轉移至擔保人之所在地區。若屬銀行或金融機構分行之債權,其風險將會轉移至該銀行或金融機構之總行所在地區。個別國家或區域其經計及風險轉移後佔跨國債權總額百分之十或以上之債權總額詳列如下:

38. Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10% or more of the aggregate cross border claims are shown as follows:

二零零四年 **2004**

		同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Sovereign & Public Sector Entities	其他 Other	合計 Total
不包括香港在內的亞太區:	Asia Pacific excluding Hong Kong:				
– 澳洲	– Australia	**21,429**	**62**	**1,223**	**22,714**
– 其他	– Other	**26,222**	**1,530**	**5,432**	**33,184**
		47,651	**1,592**	**6,655**	**55,898**
美洲:	The Americas:				
– 加拿大	– Canada	**19,748**	**4,957**	**1,556**	**26,261**
– 其他	– Other	**11,320**	**2,744**	**10,252**	**24,316**
		31,068	**7,701**	**11,808**	**50,577**
西歐:	Western Europe:				
– 德國	– Germany	**17,037**	**–**	**816**	**17,853**
– 英國	– United Kingdom	**23,794**	**16**	**5,945**	**29,755**
– 其他	– Other	**59,889**	**2,063**	**4,895**	**66,847**
		100,720	**2,079**	**11,656**	**114,455**

38. 跨國債權（續） 38. Cross border claims (continued)

二零零三年 2003

		同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Sovereign & Public Sector Entities	其他 Other	合計 Total
不包括香港在內的亞太區：	Asia Pacific excluding Hong Kong:				
－澳洲	– Australia	19,251	170	1,362	20,783
－其他	– Other	23,543	1,377	3,749	28,669
		42,794	1,547	5,111	49,452
美洲：	The Americas:				
－加拿大	– Canada	17,982	10,527	686	29,195
－其他	– Other	8,051	7,215	9,441	24,707
		26,033	17,742	10,127	53,902
西歐：	Western Europe:				
－德國	– Germany	20,417	863	371	21,651
－英國	– United Kingdom	20,378	16	4,091	24,485
－其他	– Other	54,061	1,601	4,144	59,806
		94,856	2,480	8,606	105,942

39. 行政人員貸款 39. Loans to officers

根據香港公司條例第161B節規定，本行行政人員貸款摘要公佈如下：

Particulars of loans to officers of the Bank disclosed pursuant to section 161B of the Hong Kong Companies Ordinance:

		於十二月三十一日有關貸款之總結欠 Aggregate amount of relevant loans outstanding at 31 December		年中有關貸款之最高總結欠 Maximum aggregate amount of relevant loans outstanding during the year	
		2004	2003	**2004**	2003
由銀行借出	By the Bank	**18**	29	**62**	68

40. 資本充足比率

根據香港金融管理局發出之「就市場風險維持充足資本」指引之規定，本集團於十二月三十一日之經調整市場風險資本充足比率如下：

40. Capital adequacy ratios

The Group's capital adequacy ratios adjusted for market risk at 31 December, calculated in accordance with the guideline "Maintenance of Adequate Capital Against Market Risk" issued by the Hong Kong Monetary Authority, are as follows:

		2004	2003
經調整總資本比率	Adjusted total capital ratio	**12.0%**	13.2%
經調整第一級資本比率	Adjusted tier 1 capital ratio	**10.8%**	11.3%

根據香港銀行業條例附表三之準則計算，本集團於十二月三十一日之資本充足比率為：

The Group's capital adequacy ratios at 31 December, calculated in accordance with the Third Schedule of the Hong Kong Banking Ordinance, are as follows:

		2004	2003
總資本比率	Total capital ratio	**12.1%**	13.4%
第一級資本比率	Tier 1 capital ratio	**10.8%**	11.5%

41. 流動資金比率

根據香港銀行業條例附表四之準則計算，本集團之全年平均流動資金比率為：

41. Liquidity ratio

The Group's average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

		2004	2003
本行及其經營銀行業務之主要附屬公司	The Bank and its major banking subsidiaries	**47.2%**	46.2%

42. 有關連人士之重大交易

(甲) 直屬控股公司及同母系附屬公司

於二零零四年，本集團按正常之銀行業務經營範圍與直屬控股公司及同母系附屬公司進行業務交易，其中包括同業存款、同業放款及資產負債表以外之交易。此等活動均按當時之市場價格進行。此外，集團亦按其正常業務經營範圍參與經由直屬控股公司安排下之若干結構融資交易。

本集團使用直屬控股公司之電子資料處理服務並與其共用自動櫃員機網絡，及使用一同母系附屬公司提供之若干資料處理服務，均按成本收回基礎計算費用。此外，恒生亦將其中一項職員退休福利計劃交由同母系附屬公司擔任承保人及管理人，本行亦為兩間同母系附屬公司代理銷售強制性公積金及零售投資基金產品。該等交易之保費、佣金及其他收費均以正常公平交易為準則。

本年度內由此等交易所產生之總收支及與有關機構之存欠結餘及資產負債表以外之總合約金額如下：

42. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2004, the Group entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. The Group participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

The Group used the IT of, and shared an automated teller machine network with, its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. The Group also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and the Bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an 'arm's length' basis.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:

全年收支結算

Income and expenses for the year

		集團 Group	
		2004	2003
利息收入	Interest income	**84**	195
利息支出	Interest expense	**91**	17
其他營業收入	Other operating income	**126**	244
營業支出	Operating expenses	**657**	618

於十二月三十一日結餘

與直屬控股公司及同母系附屬公司有關資產負債表項目之資料列於附註18「存/欠直屬控股公司及同母系附屬公司」。而有關資產負債表以外項目之合約金額、信貸之相等金額及風險加權金額之資料詳列如下：

Balances at 31 December

Details of balances due from and due to the immediate holding company and fellow subsidiary companies are set out in note 18 "Amounts due from/to immediate holding company and fellow subsidiary companies". Details of contract amount, credit equivalent amount and risk-weighted amount of off-balance sheet transactions with immediate holding company and fellow subsidiary companies are set out below:

		集團 Group		
		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
利率及滙率合約：	Interest rate and exchange rate contracts:			
二零零四年	**2004**	**34,622**	**485**	**97**
二零零三年	2003	35,121	484	97

42. 有關連人士之重大交易（續）

（乙）聯營公司

本集團給予一聯營公司一項免息股東貸款，於二零零四年十二月三十一日之結餘為港幣二億三千三百萬元（二零零三年：港幣二億二千九百萬元）。

（丙）最終控股公司

於二零零四年，與本集團最終控股公司並無進行任何交易（與二零零三年相同）。

（丁）主要行政人員

於二零零四年，本行及其控股公司之主要行政人員及其有關連人士並無重大交易（與二零零三年相同）。

42. Material related-party transactions (continued)

(b) Associated companies

The Group maintains an interest-free shareholders' loan to an associated company. The balance at 31 December 2004 was HK$233 million (2003: HK$229 million).

(c) Ultimate holding company

In 2004, no transaction was conducted with the Bank's ultimate holding company (same as 2003).

(d) Key management personnel

In 2004, no material transaction was conducted with key management personnel of the Bank and its holding companies and parties related to them (same as 2003).

43. 最終控股公司

恒生銀行之最終控股公司為於英國註冊之滙豐控股有限公司。

43. Ultimate holding company

The ultimate holding company of the Bank is HSBC Holdings plc, which is incorporated in England.

44. 賬項通過

本賬項已於二零零五年二月二十八日經董事會通過及核准發佈。

44. Approval of accounts

The accounts were approved and authorised for issue by the Board of Directors on 28 February 2005.

REPORT OF THE AUDITORS

AUDITORS' REPORT TO THE SHAREHOLDERS OF HANG SENG BANK LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 117 to 202 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Bank and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 28 February 2005

致恒生銀行有限公司(於香港註冊成立之有限公司)各股東：

本核數師已審核刊於第一百一十七頁至第二百零二頁根據香港公認會計原則而編製之賬項。

董事及核數師之責任

香港公司條例規定董事須編製賬項以顯示真實公平之財務狀況。在編製該等賬項時，董事必須貫徹採用適當之會計政策，作出審慎而合理之判斷及估計，並説明任何未有遵守現行會計準則之原因。

本核數師之責任乃根據我們審核工作的結果，對這些賬項提出獨立意見，並按照香港「公司條例」第141節規定，僅向整體股東報告。除此以外，本核數師之報告書不可作其他用途。本核數師概不就報告書的內容，對任何其他人士負責或承擔法律責任。

意見之基礎

本核數師乃按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關之憑證，亦包括評估董事於編製該等賬項時所作之重要估計及判斷、所釐定之會計政策是否適合恒生銀行及其集團之具體情況及有否貫徹運用並作出足夠的披露。

本核數師於策劃及進行審核工作時，已力求取得一切認為必需之資料及解釋，使能獲得充份之憑證，從而就該等賬項是否免除重大之錯誤陳述作合理之確定。在作出意見時，本核數師亦已衡量該等賬項所載資料在整體上是否足夠。本核數師相信審核工作已為下列意見建立合理之基礎。

意見

依照本核數師之意見，該賬項足以顯示恒生銀行及其集團在二零零四年十二月三十一日真實公平之財務狀況，及結至該日止之集團全年溢利及現金流量，並已按照香港公司條例適當編製。

畢馬威會計師事務所

香港執業會計師

香港 二零零五年二月二十八日

二零零四年十二月三十一日	At 31 December 2004	股東 Shareholders		每股面值港幣五元正之股份 Shares of HK$5 each	
		數目 Number	佔總數百分比 Percentage of total	股數（百萬） Number in millions	佔總數百分比 Percentage of total
持有股數	**Number of shares held**				
1 – 500	1 – 500	5,982	30.89	1.4	0.08
501 – 2,000	501 – 2,000	6,339	32.74	7.7	0.40
2,001 – 5,000	2,001 – 5,000	3,382	17.47	11.5	0.60
5,001 – 20,000	5,001 – 20,000	2,743	14.17	28.1	1.47
20,001 – 50,000	20,001 – 50,000	576	2.99	17.8	0.93
50,001 – 100,000	50,001 – 100,000	171	0.88	12.5	0.65
100,001 – 200,000	100,001 – 200,000	89	0.46	12.8	0.67
超過 200,000	Over 200,000	78	0.40	1,820.0	95.20
		19,360	100.00	1,911.8	100.00
地區分佈	**Geographical Distribution**				
香港	Hong Kong	18,950	97.88	1,908.6	99.83
馬來西亞	Malaysia	89	0.46	0.7	0.04
新加坡	Singapore	54	0.28	1.1	0.06
澳門	Macau	43	0.22	0.2	0.01
加拿大	Canada	63	0.33	0.3	0.02
英國	United Kingdom	45	0.23	0.1	0.00
美國	United States of America	49	0.25	0.3	0.02
澳洲	Australia	40	0.21	0.3	0.01
其他地區	Others	27	0.14	0.2	0.01
		19,360	100.00	1,911.8	100.00

附屬公司

銀業聯合保險有限公司	Bankers Alliance Insurance Company Limited
Beautiful Fountain Investment Company Limited	Beautiful Fountain Investment Company Limited
志輝投資有限公司*(成員自動清盤中)*	Cheer Free Investments Limited *(In members' voluntary liquidation)*
輝昌企業有限公司	Fulcher Enterprises Company Limited
正鋒投資有限公司	Full Wealth Investment Limited
恒致利有限公司	Hang Che Lee Company, Limited
恒生資產管理(私人)有限公司	Hang Seng Asset Management Pte Ltd
恒生銀行(巴哈馬)有限公司	Hang Seng Bank (Bahamas) Limited
恒生銀行信託有限公司	Hang Seng Bank (Trustee) Limited
恒生銀行信託(巴哈馬)有限公司	Hang Seng Bank Trustee (Bahamas) Limited
恒生銀行信託國際有限公司	Hang Seng Bank Trustee International Limited
恒生金業有限公司	Hang Seng Bullion Company Limited
恒生授信有限公司	Hang Seng Credit Limited
恒生存款(巴哈馬)有限公司	Hang Seng Credit (Bahamas) Limited
恒生信用咭有限公司	Hang Seng Credit Card Limited
恒生資訊服務有限公司	Hang Seng Data Services Limited
恒生財務有限公司	Hang Seng Finance Limited
恒生財務(巴哈馬)有限公司	Hang Seng Finance (Bahamas) Limited
恒生財經資訊有限公司	Hang Seng Financial Information Limited
恒生期貨有限公司	Hang Seng Futures Limited
恒生保險有限公司	Hang Seng Insurance Company Limited
恒生保險(巴哈馬)有限公司	Hang Seng Insurance (Bahamas) Limited
恒生投資管理有限公司	Hang Seng Investment Management Limited
恒生投資服務有限公司	Hang Seng Investment Services Limited
恒生人壽保險有限公司	Hang Seng Life Limited
恒生(代理人)有限公司	Hang Seng (Nominee) Limited
恒生物業管理有限公司	Hang Seng Real Estate Management Limited
恒生保安管理有限公司	Hang Seng Security Management Limited
恒生證券有限公司	Hang Seng Securities Limited
恒順利有限公司*(成員自動清盤中)*	Hang Shun Lee Company, Limited *(In members' voluntary liquidation)*
恒生國際管理有限公司*(成員自動清盤中)*	Haseba International Management Limited *(In members' voluntary liquidation)*
恒生投資有限公司	Haseba Investment Company Limited
Hayden Lake Limited	Hayden Lake Limited
高泰投資有限公司	High Time Investments Limited
恒指國際有限公司	HSI International Limited
恒指服務有限公司	HSI Services Limited
Imenson Limited	Imenson Limited
宏略投資有限公司	Mightyway Investments Limited
永年廣告有限公司	Perpetual Publicity Limited
Silver Jubilee Limited	Silver Jubilee Limited
巧玉投資有限公司	Wide Cheer Investment Limited
恩年發展有限公司	Yan Nin Development Company Limited

組織摘要

CORPORATE INFORMATION

名譽資深顧問
利國偉

Honorary Senior Advisor to the Bank
The Honourable Lee Quo-Wei GBM, JP

董事會

Board of Directors

董事長
艾爾敦

Chairman
D G Eldon GBS, JP

副董事長
鄭海泉

Vice-Chairman
Vincent H C Cheng OBE, JP

董事
陳祖澤
鄭裕彤
張建東
簡善恒
許晉乾
利定昌
李家祥
羅康瑞
莫偉健
柯清輝
潘仲賢
冼為堅
鄧日燊

Directors
John C C Chan GBS, JP
Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)
Marvin K T Cheung DBA(Hon), SBS, OBE, JP
S J Glass
Jenkin Hui
Peter T C Lee JP
Eric K C Li FCPA(Practising), GBS, OBE, JP
Vincent H S Lo GBS, JP
W K Mok FCCA, CPA, ACIS, ACIB
Raymond C F Or JP
Joseph C Y Poon
David W K Sin DSSc(Hon)
Richard Y S Tang MBA, BBS, JP

秘書
馬廣榮

Secretary
K W Ma FCCA, FCIS, CPA, ACIB, MHKSI

註冊辦事處

香港德輔道中八十三號
電話：(852) 2198 1111
圖文傳真：(852) 2868 4047
直線電報：73311 73323
環球財務電訊：HASE HK HH
網址：http://www.hangseng.com

REGISTERED OFFICE

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323
SWIFT: HASE HK HH
Website: http://www.hangseng.com

股份登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心四十六樓

REGISTRARS

Computershare Hong Kong Investor Services Limited
Hopewell Centre, 46th Floor
183 Queen's Road East, Wanchai, Hong Kong

美國預託證券託管處*

The Bank of New York(紐約銀行)
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286
USA
網址：http://www.adrbny.com
電郵：shareowners@bankofny.com
電話：1-610-382-7836
美國境內免費電話：1-888-269-2377

DEPOSITARY*

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286
USA
Website: http://www.adrbny.com
Email: shareowners@bankofny.com
Telephone: 1-610-382-7836
Toll free: 1-888-269-2377

* 本行透過紐約銀行在美國向投資者提供第一級贊助形式的美國預託證券計劃。

* The Bank offers investors in the United States a Sponsored Level-1 American Depositary Receipts Programme through The Bank of New York.

日程表

二零零四年全年業績

公佈日期　二零零五年二月二十八日

二零零四年第四次中期股息*

公佈日期　二零零五年二月二十八日

暫停辦理股份過戶登記手續日期　二零零五年三月十六日

派發日期　二零零五年三月二十四日

二零零四年年報

於二零零五年三月下旬郵寄送交股東

股東周年常會

將於二零零五年四月二十一日召開

二零零五年中期業績

公佈日期　二零零五年八月一日

二零零五年中期報告

於二零零五年八月下旬郵寄送交股東

二零零五年之建議日期：

二零零五年第一次中期股息

公佈日期　二零零五年五月三日

暫停辦理股份過戶登記手續日期　二零零五年五月三十日

派發日期　二零零五年六月七日

* 本行將於二零零五年三月十六日(星期三)，暫停辦理股份過戶登記手續。為確保享有第四次中期股息，股份過戶文件連同有關股票，必須於二零零四年三月十五日(星期二)下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室，本行股份登記處香港中央證券登記有限公司，辦理過戶手續。第四次中期股息將於二零零五年三月二十四日(星期四)派發予二零零五年三月十六日(星期三)已在股東名冊內登記之股東。

CALENDAR

2004 Full Year Results

Announcement date　28 February 2005

2004 Fourth Interim Dividend*

Announcement date　28 February 2005

Book close date　16 March 2005

Payment date　24 March 2005

2004 Annual Report

posted to shareholders in late March 2005

Annual General Meeting

to be held on 21 April 2005

2005 Half Year Results

Announcement date　1 August 2005

2005 Interim Report

posted to shareholders in late August 2005

Proposed dates for 2005:

2005 First Interim Dividend

Announcement date　3 May 2005

Book close date　30 May 2005

Payment date　7 June 2005

* The Register of Shareholders of the Bank will be closed on Wednesday, 16 March 2005, during which no transfer of shares can be registered. To qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 15 March 2005. The fourth interim dividend will be payable on Thursday, 24 March 2005 to shareholders on the Register of Shareholders of the Bank on Wednesday, 16 March 2005.

二零零五年第二次中期股息		2005 Second Interim Dividend	
公佈日期	二零零五年八月一日	Announcement date	1 August 2005
暫停辦理股份過戶登記手續日期	二零零五年八月二十四日	Book close date	24 August 2005
派發日期	二零零五年九月一日	Payment date	1 September 2005

二零零五年第三次中期股息		2005 Third Interim Dividend	
公佈日期	二零零五年十一月七日	Announcement date	7 November 2005
暫停辦理股份過戶登記手續日期	二零零五年十二月二十一日	Book close date	21 December 2005
派發日期	二零零六年一月四日	Payment date	4 January 2006

二零零五年全年業績		2005 Full Year Results	
公佈日期	二零零六年三月六日	Announcement date	6 March 2006

二零零五年第四次中期股息		2005 Fourth Interim Dividend	
公佈日期	二零零六年三月六日	Announcement date	6 March 2006
暫停辦理股份過戶登記手續日期	二零零六年三月二十一日	Book close date	21 March 2006
派發日期	二零零六年三月三十一日	Payment date	31 March 2006

Concept and design: YELLOW CREATIVE (HK) LIMITED
Principal photography: Bobby Lee
Printed on environmentally friendly paper

設計：YELLOW CREATIVE (HK) LIMITED
主要攝影：李民耀
本年報以環保紙印制

恒生銀行
HANG SENG BANK

Hang Seng Bank Limited
83 Des Voeux Road Central
Hong Kong
恒生銀行有限公司
香港德輔道中八十三號

Member HSBC Group 滙豐集團成員

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hang Seng Bank Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



HANG SENG BANK

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

Hang Seng Bank Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 11)

The notice convening an Annual General Meeting of Hang Seng Bank Limited (the "Bank") to be held on Thursday, 21 April 2005 at 3:30 pm, at which, among others, the proposals relating to general mandates to issue shares and repurchase shares of the Bank and amendments to be made to the Articles of Association of the Bank will be considered, is set out on pages 12 to 24 of this circular.

The action to be taken by shareholders is set out on page 5 of this circular. Whether or not you propose to attend the Annual General Meeting you are requested to complete and return the form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting.

18 March 2005

Member HSBC *Group*

HANG SENG BANK LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Mr D G Eldon GBS, JP, *Chairman*#
Mr Vincent H C Cheng OBE, JP, *Vice-Chairman*
Mr John C C Chan GBS, JP*
Dr Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)*
Dr Marvin K T Cheung DBA(Hon), SBS, OBE, JP*
Mr S J Glass#
Mr Jenkin Hui*
Mr Peter T C Lee JP*
Dr Eric K C Li FCPA (Practising), GBS, OBE, JP*
Dr Vincent H S Lo GBS, JP#
Mr W K Mok FCCA, CPA, ACIS, ACIB
Mr Raymond C F Or JP#
Mr Joseph C Y Poon
Dr David W K Sin DSSc(Hon)*
Mr Richard Y S Tang MBA, BBS, JP*

Registered Office:
83 Des Voeux Road Central
Hong Kong

* *Independent non-executive Directors*
# *Non-executive Directors*

18 March 2005

To the Shareholders

Dear Sir or Madam

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to seek your approval of proposals to grant general mandates to issue shares and to repurchase shares and to amend the Articles of Association of the Bank and to provide you with information in connection with such proposals. Your approval will be sought at the Annual General Meeting of the Bank to be held on 21 April 2005.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the Annual General Meeting of the Bank held on 22 April 2004, ordinary resolutions were passed giving general mandates to the Directors (i) to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at 22 April 2004; and (ii) to allot, issue and otherwise deal with additional shares up to a limit equal to, where the shares are to be allotted wholly for cash, 5 per cent and in any event 20 per cent of the aggregate nominal amount of the shares of the Bank in issue as at 22 April 2004. The purpose of the general mandate to issue shares was to enable the Directors to issue additional shares should the need arise. No shares have been repurchased and no shares have been allotted, issued or otherwise dealt with pursuant to these mandates. The Directors have no present intention to exercise the general mandates to issue shares and to repurchase shares of the Bank.

Under the terms of the Companies Ordinance (Cap 32) (the "Companies Ordinance") and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), these general mandates will lapse upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on 21 April 2005, unless renewed at that meeting. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement giving certain information regarding the repurchase resolution as required under the Listing Rules is set out in Appendix I to this circular.

AMENDMENTS TO ARTICLES OF ASSOCIATION

The Directors propose to amend the Articles of Association of the Bank in the light of:

(i) the various changes brought about by the Securities and Futures Ordinance which came into effect on 1 April 2003, the Companies (Amendment) Ordinance 2003 which came into effect on 13 February 2004, and the amendments to Appendix 3 of the Listing Rules which came into effect on 31 March 2004;

(ii) the various provisions in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules which came into effect on 1 January 2005 ("Code"); and

(iii) the practice of the HSBC group of companies to which the Bank belongs ("Group Practice").

A special resolution setting out the amendments to the Articles of Association of the Bank is proposed under Agenda item No. 5. The background to the proposed amendments is set out below:

(a) Article 11 — To change the period within which share certificates should be issued after allotment or lodgement of a transfer from two months to ten business days, in conformity with the relevant provision in the Companies (Amendment) Ordinance 2003.

(b) Article 27 — To specify various circumstances under which the Board may refuse to register a share transfer, in line with Group Practice.

(c) Article 60 — To reduce the time within which the presence of a quorum for holding a general meeting shall be determined from half an hour to fifteen minutes, in line with Group Practice.

(d) Article 69 — To reflect the restrictions on voting by the shareholders, in conformity with the amended Appendix 3 to the Listing Rules.

(e) Article 80 — To reflect the change in the reference from the Securities and Futures (Clearing House) Ordinance which has been repealed as from 1 April 2003, to the Securities and Futures Ordinance.

(f) Article 86 — To reflect the restrictions on voting by the Directors and the counting of the quorum present at the Board meeting in respect of any resolution approving any contract or arrangement in which a Director or any of his associates has a material interest, in conformity with the amended Appendix 3 of the Listing Rules.

(g) Article 95 — To provide that Managing Directors shall be appointed by the Board instead of by shareholders, in accordance with market practice, and that Managing Directors shall be subject to the same provisions as to rotation, resignation and removal as the other Directors, in accordance with the Code.

(h) Article 100 — To provide that every Director shall be subject to retirement by rotation at least once every three years, in accordance with the Code and in line with Group Practice.

(i) Article 104 — To provide for the period during which notice may be given by a person other than a Director to propose a person for election as a Director and during which notice is also given by such person of his willingness to be elected, in conformity with the amended Appendix 3 of the Listing Rules.

(j) Article 114 — To amend the quorum requirement for Board meetings to a minimum of three directors, unless otherwise determined by the Board, and to remove the requirement for four Managing Directors to form a quorum, in line with Group Practice.

(k) Article 118A — To provide for the participation of meetings of the Board or its committee by conference telephone or similar form of communication equipment, in line with Group Practice and the Code.

(l) Article 120 — To remove the provision to remunerate members of a committee of the Board subject to the consent of the shareholders in general meeting. Any special duties or service given by them outside their ordinary duties as directors will be remunerated according to Article 83, in line with Group Practice.

(m) Article 136 — To expressly provide flexibility of paying dividends by other methods such as direct debit, autopay or bank transfer, in line with Group Practice.

(n) Article 138 — To provide for the treatment of unclaimed dividends, in conformity with the amended Appendix 3 of the Listing Rules and in line with Group Practice.

(o) Article 139A — To provide for the power of the Bank to sell the shares of the untraced members, in conformity with the amended Appendix 3 of the Listing Rules and in line with Group Practice.

(p)	Article 140A	To expressly provide for the fixing of record dates for various purposes, in line with Group Practice.
(q)	Article 151	To enable the Bank to purchase liability insurance for Directors, Auditors and other Officers, in conformity with the relevant provision in the Companies (Amendment) Ordinance 2003 and in line with Group Practice.
(r)	Article 154	To provide for the appointment of representatives in Hong Kong by shareholders residing outside Hong Kong in the event of a voluntary winding-up of the Bank, in line with Group Practice.

ELECTION OF DIRECTORS

At the Annual General Meeting of the Bank to be held on 21 April 2005, Mr John C C Chan, Dr Y T Cheng and Dr Vincent H S Lo will retire as Directors by rotation and, being eligible, offer themselves for re-election in accordance with Articles 100 to 102 of the Bank's Articles of Association.

Dr Marvin K T Cheung and Mr Joseph C Y Poon were appointed Directors of the Bank with effect from 25 May 2004 and 7 December 2004 respectively. Both of them retire under Article 106 of the Bank's Articles of Association and, being eligible, offer themselves for re-election.

Particulars of Mr John C C Chan, Dr Y T Cheng, Dr Vincent H S Lo, Dr Marvin K T Cheung and Mr Joseph C Y Poon are set out in Appendix II to this circular.

REMUNERATION OF DIRECTORS AND MEMBERS OF AUDIT COMMITTEE

The current scale of the Directors' fees of the Bank, which is Chairman (HK$135,000 per annum), Vice-Chairman (HK$100,000 per annum) and other Directors (HK$80,000 per annum), was recommended by the Board of Directors and approved by the shareholders at the Annual General Meeting of the Bank held on 19 April 1995. Since then, no changes have been made to the Directors' fees.

Having regard to the recent developments in corporate governance and reporting obligations, and the expansion of the Bank's business, which continue to increase the commitment required of the Directors and Members of Audit Committee of the Bank, a resolution will be proposed under Agenda item No. 3 to:

(a) increase the fees of the Chairman, Vice-Chairman and each of the Directors to HK$200,000 per annum, HK$150,000 per annum and HK$125,000 per annum respectively; and

(b) fix the fees of the Chairman and each of the Members of the Audit Committee of the Bank at HK$100,000 per annum and HK$70,000 per annum respectively,

in each case, with effect from 1 January 2005.

PROCEDURES TO DEMAND A POLL AT THE ANNUAL GENERAL MEETING

As a good corporate governance practice, the Chairman intends to demand a poll on each of the resolutions set out in the notice of the Annual General Meeting to be held on 21 April 2005.

In accordance with Article 63 of the Bank's Articles of Association, every resolution put to the vote of the Meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands, a poll is demanded by:

(i) the Chairman; or

(ii) at least two shareholders present in person or by proxy for the time being entitled to vote at the Meeting; or

(iii) a shareholder or shareholders representing not less than 10 per cent of the total voting rights of all the shareholders having the right to vote at the Meeting; or

(iv) a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right.

In accordance with Article 64 of the Bank's Articles of Association, if a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman shall direct (including the use of ballot or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.

ACTION TO BE TAKEN

A notice of the Annual General Meeting of the Bank for 2005 is set out on pages 12 to 24 of this circular. At the Annual General Meeting, ordinary resolutions, among others, will be proposed to:

(a) grant the Directors a general mandate to allot, issue and deal with additional shares up to an aggregate nominal amount not exceeding 20 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution provided that the additional shares to be allotted by the Directors pursuant to this mandate wholly for cash shall not in aggregate exceed 5 per cent of the issued share capital; and

(b) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution (the "Repurchase Mandate").

In addition, a special resolution will be proposed to amend the Articles of Association of the Bank for the purposes as stated in the paragraph headed "Amendments to Articles of Association" above.

Enclosed with the Annual Report and Accounts for the year ended 31 December 2004 is a form of proxy for use at the Annual General Meeting. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the form of proxy and return it to the Legal and Company Secretarial Services Department, Hang Seng Bank

Limited, at 83 Des Voeux Road Central, Hong Kong so as to be received not less than 48 hours before the time appointed for holding of the Annual General Meeting. The return of a form of proxy will not preclude a shareholder from attending and voting in person.

RECOMMENDATION

The Directors believe that the proposed general mandate to issue shares of the Bank and the Repurchase Mandate, the proposed amendments to the Articles of Association of the Bank, re-election of the retiring Directors and remuneration of the Directors and Members of the Audit Committee are in the best interests of the Bank as well as its shareholders. Accordingly, the Directors recommend that all shareholders vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully



David Eldon
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, and also a memorandum of the terms of a proposed purchase, as required by section 49BA(3)(b) of the Companies Ordinance, to provide information to you with regard to the Repurchase Mandate.

1. SHARE CAPITAL

As at 17 March 2005 (the latest practicable date prior to the printing of this circular), the issued share capital of the Bank comprised 1,911,842,736 shares of HK$5 each (the "Shares"). Subject to the passing of the necessary ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, exercise in full of the Repurchase Mandate could accordingly result in up to 191,184,273 Shares being repurchased by the Bank during the course of the period prior to the next annual general meeting to be held in 2006.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Bank and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Bank and/or net assets per Share and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Bank and its shareholders.

3. FUNDING OF REPURCHASES

Repurchases of Shares will be funded entirely from the Bank's available cash flow or working capital facilities, and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Bank and the applicable laws of Hong Kong.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank. However, there might be a material adverse effect on the working capital requirements or gearing levels of the Bank (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2004) in the event that the Repurchase Mandate is exercised in full at any time.

4. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention to sell any Shares to the Bank if the Repurchase Mandate is approved by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

The Directors are not aware of any consequences which could arise under the Hong Kong Code on Takeovers and Mergers (the "Takeover Code") as a consequence of any repurchases pursuant to the Repurchase Mandate. As at 17 March 2005 (the latest practicable date prior to the printing of this circular), The Hongkong and Shanghai Banking Corporation Limited beneficially owned Shares representing 62.14 per cent of the issued share capital of the Bank. If the Directors were to exercise the Repurchase Mandate in full, such Shares would represent approximately 69.05 per cent of the issued share capital of the Bank. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeover Code.

No purchase has been made by the Bank of its Shares in the six months prior to the date of this circular (whether on the Stock Exchange or otherwise).

The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, has undertaken not to sell any Shares to the Bank under the Repurchase Mandate if the Repurchase Mandate is approved by shareholders and exercised by the Directors. Save as aforesaid, no connected person (as defined in the Listing Rules) has notified the Bank that he or she has a present intention to sell Shares to the Bank, or has undertaken not to sell any Shares to the Bank, if the Repurchase Mandate is approved by shareholders.

5. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
March 2004	111.50	97.00
April 2004	102.00	96.75
May 2004	100.50	94.75
June 2004	102.00	97.75
July 2004	101.00	98.00
August 2004	105.00	98.75
September 2004	106.00	102.50
October 2004	105.50	102.00
November 2004	109.50	103.50
December 2004	110.00	107.00
January 2005	108.50	103.00
February 2005	107.50	104.00

Particulars of the retiring Directors subject to re-election at the Annual General Meeting are set out below:

Mr CHAN Cho Chak John GBS, JP

Mr Chan, aged 61, is an independent non-executive Director and the Chairman of the Remuneration Committee of the Bank. He is also Managing Director of The Kowloon Motor Bus Holdings Limited, The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited, a non-executive Director and Chairman of RoadShow Holdings Limited, an independent non-executive director of Guangdong Investment Limited, Deputy Chairman of The Hong Kong Jockey Club, Chairman of the Council of the Hong Kong University of Science and Technology, and Vice Patron and Campaign Committee Co-Chairman of The Community Chest of Hong Kong. Formerly also an independent non-executive director of Hong Kong Exchanges and Clearing Limited from 2000 to 2003. Save as disclosed herein, Mr Chan has not held any directorships in other Hong Kong listed public companies during the last three years.

Mr Chan was a former member of the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. He held key posts in Government including Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. He was awarded the Gold Bauhinia Star by the HKSAR Government in July 1999.

Save as disclosed herein, Mr Chan does not hold any other positions of the Bank and its subsidiaries. Mr Chan has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. As at 17 March 2005 (the latest practicable date prior to the printing of this circular), Mr Chan was interested in 1,000 shares in the Bank within the meaning of Part XV of the Securities and Futures Ordinance. These shares were held by a trust of which Mr and Mrs Chan are beneficiaries.

Mr Chan will receive Directors' fees as approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$80,000 per annum. There is no service contract signed between the Bank and Mr Chan. Mr Chan is not appointed for specific term.

Dr CHENG Yu Tung DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)

Dr Cheng, aged 79, is an independent non-executive Director of the Bank. He is also Chairman of New World Development Company Limited, Managing Director of Chow Tai Fook Jewellery Company Limited and a Director of Shun Tak Holdings Limited. Save as disclosed herein, Dr Cheng has not held any directorships in other Hong Kong listed public companies during the last three years.

Save as disclosed herein, Dr Cheng does not hold any other positions of the Bank and its subsidiaries. Dr Cheng has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. He does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Dr Cheng will receive Directors' fees as approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$80,000 per annum. There is no service contract signed between the Bank and Dr Cheng. Dr Cheng is not appointed for specific term.

Dr CHEUNG Kin Tung Marvin DBA(Hon), SBS, OBE, JP

Dr Cheung, aged 57, is an independent non-executive Director and a Member of the Audit Committee of the Bank. Dr Cheung is Chairman of the Listing Committee of the Main Board and GEM of The Stock Exchange of Hong Kong Limited, Board Member of the Airport Authority Hong Kong, Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, Member of the Greater Pearl River Delta Business Council, Vice-Chairman of the Council of the Hong Kong University of Science and Technology and Council Member of the Open University of Hong Kong.

Dr Cheung is also an independent non-executive Director of both HKR International Limited and Shui On Construction and Materials Limited. Save as disclosed herein, Dr Cheung has not held any directorships in other Hong Kong listed public companies during the last three years.

He is a Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants. He joined KPMG Hong Kong in 1969 and was admitted into the partnership in 1974. He was elected the Chairman and Chief Executive Officer of KPMG Hong Kong from October 1996 to March 2003 and retired on 31 March 2003.

Save as disclosed herein, Dr Cheung does not hold any other positions of the Bank and its subsidiaries. Dr Cheung has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. He does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Dr Cheung will receive Directors' fees as approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$80,000 per annum. There is no service contract signed between the Bank and Dr Cheung. Dr Cheung is not appointed for a specific term.

Dr LO Hong Sui Vincent GBS, JP

Dr Lo, aged 56, is a non-executive Director of the Bank. He is Chairman and Chief Executive of Shui On Group, Chairman and Chief Executive Officer of Shui On Land Limited, Director of Great Eagle Holdings Limited, an independent non-executive Director of China Telecom Corporation Ltd, Member of The Tenth National Committee of Chinese People's Political Consultative Conference, Vice Chairman of All-China Federation of Industry & Commerce, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Economic Adviser to the Chongqing Municipal Government and Court Member of the Hong Kong University of Science and Technology. Save as disclosed herein, Dr Lo has not held any directorships in other Hong Kong listed public companies during the last three years.

Dr Lo was awarded the Gold Bauhinia Star by the HKSAR Government in July 1998, a recipient of the Businessman of the Year award in the Hong Kong Business Awards 2001 and awarded Director of the Year in the category of Listed Company Executive Directors by The Hong Kong Institute of Directors in 2002.

Save as disclosed herein, Dr Lo does not hold any other positions of the Bank and its subsidiaries. Dr Lo has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank and does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Dr Lo will receive Directors' fees as approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$80,000 per annum. There is no service contract signed between the Bank and Dr Lo. Dr Lo is not appointed for a specific term.

Mr POON Chung Yin, Joseph

Mr Poon, aged 50, is Executive Director and Deputy Chief Executive and a Member of the Executive Committee of the Bank. He is also a Director of Hang Seng Bank (Trustee) Limited, a wholly-owned subsidiary of the Bank. Mr Poon is a Member of the Institute of Chartered Accountants in Australia and the Hong Kong Institute of Certified Public Accountants. He has not held any directorships in Hong Kong listed public companies during the last three years.

Mr Poon joined HSBC in 1988 as Deputy Managing Director of Wayfoong Shipping Services Limited (HSBC's shipping financing arm in Asia), and was appointed as Managing Director a year later. He held a wide variety of posts and was appointed Senior Executive, Commercial Banking of The Hongkong and Shanghai Banking Corporation Limited in January 2003.

After obtaining a Bachelor of Commerce degree from the University of Western Australia, Mr Poon joined Arthur Andersen & Co. in 1976 and was qualified as a Chartered Accountant in Australia. He left Arthur Andersen in 1981 to further his career in a number of internationally renowned financial institutions.

Save as disclosed herein, Mr Poon does not hold any other positions of the Bank and its subsidiaries. He has no relationship with any Directors, senior management, substantial shareholder or controlling shareholder of the Bank. As at 17 March 2005 (the latest practicable date prior to the printing of this circular), Mr Poon was interested in 5,000 shares in the Bank within the meaning of Part XV of the Securities and Futures Ordinance. These shares were held by Mr Poon personally.

Mr Poon will receive Directors' fees as approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$80,000 per annum. Mr Poon will also receive an annual salary of HK$2.90 million and be entitled to a discretionary bonus. This has been determined with reference to the remuneration policy of the Bank. There is no service contract signed between the Bank and Mr Poon. Mr Poon is not appointed for specific term.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of the Bank will be held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Thursday, 21 April 2005 at 3:30 pm to transact the following ordinary business:

(1) to receive and consider the Statement of Accounts and the Reports of the Directors and of the Auditors for the year ended 31 December 2004;

(2) to elect Directors:

(a) Mr John C C Chan;

(b) Dr Y T Cheng;

(c) Dr Vincent H S Lo;

(d) Dr Marvin K T Cheung; and

(e) Mr Joseph C Y Poon;

(3) to fix the remuneration of the Directors and Members of Audit Committee;

(4) to reappoint the Auditors and to authorise the Directors to fix their remuneration;

and, by way of special business, to consider and, if thought fit, pass the following Resolution as a Special Resolution:

(5) "THAT, with effect from the conclusion of the Annual General Meeting of the Company at which this resolution is passed, the existing Articles of Association of the Company be and are hereby altered by:-

(A) in Article 11:-

(1) deleting the words "two months" in the first sentence thereof and substituting therefor the words "ten business days";

(2) deleting the words "(unless the conditions of issue provide otherwise)" in the first sentence thereof and substituting therefor the words "(or within such other period as the conditions of issue shall provide or within such other period as The Stock Exchange of Hong Kong Limited may from time to time prescribe in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited)"; and

(3) adding at the end thereof the sentence "In this Article, "business day" means any day on which a recognized stock market (as defined in the Companies Ordinance) is open for the business of dealing in securities.";

(B) in Article 27, by deleting the words "on which the Company has a lien" in the first sentence and substituting therefor the words "(a) on which the Company has a lien or (b) in favour of more than four joint transferees or (c) in favour of a minor or a person of unsound mind or under other legal disability or (d) which has not been duly stamped (if required).";

(C) in Article 60, by deleting the words "half an hour" in the first and the second sentences thereof and substituting therefor the words "fifteen minutes" and by deleting the word "Board" in the second sentence thereof and substituting therefor the words "Chairman (or in default, the Board)";

(D) in Article 69, adding the following at the end thereof:-

"Where any member is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(E) in Article 80, deleting the words "Securities (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the second sentence thereof, and substituting therefor the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

(F) deleting Article 86 in its entirety and substituting therefor the following:-

"(a) (i) A Director may be appointed by the Board to any other office or place of profit under the Company, except that of Auditor, for such period on such terms and at such remuneration (by way of salary, percentage of profits, pension, superannuation or otherwise) as the Board may determine, and such remuneration shall be charged as part of the Company's ordinary working expenses. A Director may vote as a Director in regard to the appointment or continuance in any such office as is mentioned in this Article of any other Director and in regard to the remuneration (including any pension, superannuation or other rights) of such other Director in respect thereof notwithstanding that he may be regarded as interested in the matter by reason that he himself also holds or may be about to hold another such office and any Director may vote as a Director in regard to any matter relating to any superannuation or pension fund notwithstanding that he may himself be or be about to become a member of or contributor to such fund. A Director may not vote on his own appointment or the arrangement of the terms thereof.

(ii) A Director notwithstanding his interest may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged or whereat any contract in which he is interested is considered.

(b) No Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way directly or indirectly interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of the fiduciary relation thereby established, but the nature of his interest must be declared by him at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Board held after he became so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Board held after he becomes so interested.

(c) A Director shall not vote or be counted in the quorum in respect of any contract, arrangement, transaction or other proposal in which he or his associate(s) is/are materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:-

(I) the giving of any security or indemnity either:-

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(II) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(III) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares or securities of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five per cent or more of the issued shares or securities of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights; and/or

(IV) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:-

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(V) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(d) (I) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five per cent or more if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) is/are the holders of or beneficially interested in five per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or any third company through which his/their interest or that of any of his associates is derived) or of the voting rights of any class of shares available to shareholders of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(II) Where a company in which a Director and/or his associate(s) holds five per cent or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the Company is/are materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(III) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting or his associate(s) such question shall be decided by a resolution of the Board (for which purpose such chairman and any of the other directors present who are materially interested in the contract or arrangement or transaction in question shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the Board.

(e) A general notice in writing given to the Board by any Director to the effect that he is a member of any specified company or firm, and is to be regarded as interested in any contract or arrangement which may thereafter be made with that company or firm, shall (if such Director shall give the same at a meeting of the Board or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Board after it is given) be deemed a sufficient declaration of interest in relation to any contract or arrangement so made.

(f) In this Article, "associate" in relation to any Director has the meaning ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.";

(G) by deleting Article 95 in its entirety and substituting therefor the following:-

"The Board may from time to time appoint one or more Directors to the office of Managing Director for such period and for such terms as it thinks fit and, subject to the terms of any agreement in any particular case, may revoke such appointment. A Director so appointed shall be subject to the same provisions as to rotation, resignation and removal as the other Directors, and his appointment shall be automatically determined if he ceases from any cause to be a Director.";

(H) in Article 100, adding the following sentence:-

"In addition, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have been a Director at each of the preceding two annual general meetings of the Company and who was not elected or re-elected at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting.";

(I) in Article 104, deleting all the words appearing after the word "unless" when it appears the second time in the Article and substituting therefor the following:-

"notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and notice in writing by that person of his willingness to be elected shall be given to the Company at the Office in the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days.";

(J) by deleting Article 114 in its entirety and substituting therefor the following:-

"The Directors may meet together for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined, the quorum shall be three persons, each being a Director or an alternate Director.";

(K) adding the following new Article 118A after the existing Article 118:-

"118A. Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.";

(L) in Article 120, deleting all the words after the words "as if done by the Directors" in the third line thereof;

(M) in Article 136, adding the following at the end thereof:-

"Any such dividend, interest or other sum may also be paid by any other method (including direct debit or autopay or bank transfer) as the Board considers appropriate.";

(N) deleting Article 138 in its entirety and substituting therefor with the following:-

"138. (a) All dividends or bonuses unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company.

(b) If any cheques, warrants or orders for dividends or other moneys payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.";

(O) adding the following new Article 139A after the existing Article 139:-

"UNTRACED MEMBERS

"139A.(a) The Company shall be entitled to sell any share of a member, or any share to which a person is entitled by transmission, if and provided that:-

(i) during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph (ii) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that during such period of twelve years the Company has paid at least three dividends (whether interim or final) and no dividend in respect of such share has been claimed by the person entitled to it;

(ii) on expiry of the said period of twelve years the Company has given notice of its intention to sell such share by advertisements appearing in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Companies Ordinance);

(iii) the said advertisements, if not published on the same day, shall have been published within thirty days of each other;

(iv) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(v) if shares of the class concerned are listed or dealt in on any stock exchange, the Company has given notice to that exchange of its intention to make such sale.

(b) The manner, timing and terms of any sale of shares pursuant to this Article (including but not limited to the price or prices at which the same is made) shall be such as the Board determines, based upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances including the number of shares to be disposed of and the requirement that the disposal be made without delay; and the Board shall not be liable to any person for any of the consequences of reliance on such advice.

(c) To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

(d) If during the period of twelve years referred to in paragraph (a) of this Article, or during any period ending on the date when all the requirements of sub-paragraphs (i) to (iv) of paragraph (a) of this Article have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of sub-paragraphs (ii) to (iv) of paragraph (a) of this Article have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

(e) The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.";

(P) adding the following new Article 140A after the existing Article 140:-

"RECORD DATES

"140A. Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Ordinance, the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid or made or (in the case of any dividend, distribution, interest, allotment or issue) at any time before or after the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of transferors and transferees of any such shares or other securities. Different dates may be fixed as record dates in respect of shares registered on different registers.";

(Q) renumbering the existing Article 151 as Article 151(a) and adding the following new paragraphs (b) and (c):-

"(b) The Company may purchase and maintain for the Managing Directors, Directors, Auditors, Secretary and other Officers for the time being of the Company:-

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(c) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company.";

(R) adding the following new Article 154 after the existing Article 153:-

"154. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in

Hong Kong upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall, with all convenient speed, give notice thereof to such member by advertisement in the Hong Kong Government Gazette or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted.";

and, by way of special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:

(6) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."; and

(7) "THAT

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed, where the shares are to be allotted wholly for cash, 5 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

By Order of the Board

K W Ma
Secretary

Hong Kong, 28 February 2005

Notes:

1. *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of the shareholder; a proxy need not also be a shareholder of the Bank.*

2. *The Directors of the Bank have declared a fourth interim dividend of HK$1.90 per share. The Register of Shareholders of the Bank will be closed on Wednesday, 16 March 2005, during which no transfer of shares can be registered. To qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 15 March 2005. The fourth interim dividend will be payable on Thursday, 24 March 2005 to shareholders on the Register of Shareholders of the Bank on Wednesday, 16 March 2005.*

3. *The biographical details of all the Directors to be elected or re-elected at the Meeting are provided in the "Biographical details of Directors and senior management" section of the Annual Report for 2004 and also Appendix II to a circular of which this notice forms part.*

4. *In relation to Agenda item No. 3, the fees for the Bank's Directors were last increased in 1995. Having regard to recent developments in corporate governance and reporting obligations, and the expansion of the Bank's business, which continue to increase the commitment required of Directors and Members of Audit Committee, it is proposed that the Directors' fees be increased and fees be paid to Members of Audit Committee. The fees of the Chairman, Vice-Chairman and each of the Directors respectively are proposed to be increased to HK$200,000 (2004: HK$135,000) per annum, HK$150,000 (2004: HK$100,000) per annum and HK$125,000 (2004: HK$80,000) per annum respectively effective as from 1 January 2005. Additional fees of HK$100,000 per annum and HK$70,000 per annum are proposed to be paid to the Chairman and each of the Members of the Audit Committee of the Bank respectively for duties assigned to and service provided by them as Members of Audit Committee effective as from 1 January 2005. In addition, subject to the shareholders' approval of Resolution 5 in the Notice of the Meeting, the provision to remunerate members of a committee of the Board subject to the*

consent of the shareholders in general meeting as presently set out in Article 120 of the Bank will be removed such that any special duties assigned to or service provided by them outside their ordinary duties as Directors, such as duties or service as Members of Audit Committee, will be remunerated as determined by the Board according to Article 83 of the Bank.

5. *The Bank's Articles of Association are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of Resolution 5 on amendments of the Bank's Articles of Association is a translation only. Should there be any discrepancies, the English version will prevail.*

   The purpose of Resolution 5 is to bring the Bank's Articles of Association in line with, among others, various provisions in the Securities and Futures Ordinance, the Companies (Amendment) Ordinance 2003, the amendments to Appendix 3 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") and the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules which came into effect on 1 January 2005.

6. *In accordance with Article 63 of the Bank's Articles of Association, every resolution put to the vote of the Meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands, a poll is demanded by (i) the Chairman; or (ii) at least two shareholders present in person or by proxy for the time being entitled to vote at the Meeting; or (iii) a shareholder or shareholders representing not less than 10 per cent of the total voting rights of all the shareholders having the right to vote at the Meeting; or (iv) by a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right. In accordance with Article 64 of the Bank's Articles of Association, if a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman shall direct (including the use of ballot or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.*

7. *As a good corporate governance practice, the Chairman intends to demand a poll on each of the resolutions set out in the notice of the Meeting in accordance with Article 63 of the Bank's Articles of Association.*

會委員酬金須得股東大會同意的決定之條款將被刪除，而董事會可按照本行註冊章程第八十三條釐定董事委員會委員就其在一般董事職務以外履行額外職責(如履行審核委員會委員職責)之額外酬金。惟此等修改須待上述會議通告內第五項議決案獲股東通過方為有效。

(五) 本行的註冊章程以英文撰寫，並無正式中文譯本。因此，議決案第五項所載有關本行註冊章程的修改之中文本純為中文譯本，文義如有歧異，應以英文本為準。

第五項議決案修訂本行註冊章程，旨在符合多項包括證券及期貨條例、二零零三年公司(修訂)條例、經修訂的聯交所證券上市規則(「上市規則」)附錄三及附載於上市規則附錄十四並於二零零五年一月一日起生效的企業管治常規守則之有關條文。

(六) 根據本行註冊章程第六十三條規定，於任何股東大會上，付表決之議案須以舉手方式決定，除非在宣佈以舉手方式投票之結果之時或之前，有人要求以按股數投票方式進行。該人可為(i)主席；或(ii)最少兩位親自出席或委託他人出席而當時有權表決之股東；或(iii)代表不少於當時於會上佔總表決權百分之十之股東；或(iv)持有賦予於會上有表決權之股份之股東而該等股份已繳付之股款總數不少於所有附有該權益股份之總股款百分之十。根據本行註冊章程第六十四條規定，如有要求照上文所述之按股數投票方式表決，大會主席得指定投票之時間、地點及方式(包括使用投票珠或投票紙或投票券)，而投票之結果則作為要求按股數投票之原來會議之議決案。

(七) 按照良好企業管治常規，主席擬根據本行註冊章程第六十三條於上述常會上要求將所有於本常會通告中提呈之各項議決案進行按股數投票方式表決。

「配售新股」乃指本公司於董事會所定期間內按於某一指定紀錄日期名列本公司股東名冊之股份或任何一類股份之持有人當時持有該等股份或任何類別股份之比例向彼等提出股份配售建議(惟本公司董事會有權就零碎股權或於考慮香港以外之任何地區之法律或當地任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任後，作出其認為必要或權宜之取消權利或其他安排)。」

承董事會命

秘書 **馬廣榮** 謹啟

香港　二零零五年二月二十八日

附註：

(一) 有資格出席上述常會及有投票權之股東，均可委派一位或多位代表出席及(以按股數投票方式)代其投票，代表人不必為本行股東。

(二) 本行董事會已宣佈派發第四次中期股息每股港幣一元九角。本行將於二零零五年三月十六日(星期三)，暫停辦理股份過戶登記手續。為確保享有該第四次中期股息，股份過戶文件連同有關股票，必須於二零零五年三月十五日(星期二)下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本行股份登記處，香港中央證券登記有限公司，辦理過戶手續。第四次中期股息將於二零零五年三月二十四日(星期四)派發予二零零五年三月十六日(星期三)已在股東名冊內登記之股東。

(三) 將於上述常會上選舉或重選連任之董事的簡介分別載於二零零四年年報之「董事及高層管理人員簡介」及包括此通告之致股東之通函附錄二內。

(四) 有關第三項議程，本行上次調增董事袍金乃於一九九五年。基於企業管治及滙報責任之最新要求以及本行業務擴展，令各董事及審核委員會委員所需承擔之責任因而增加，因此，建議調增董事之袍金及支付審核委員會委員酬金，對董事長、副董事長及各董事之袍金分別調增至每年港幣二十萬元(二零零四年為港幣十三萬五千元)、每年港幣十五萬元(二零零四年為港幣十萬元)及每年港幣十二萬五千元(二零零四年為港幣八萬元)，並於二零零五年一月一日起生效；並建議向本行審核委員會之主席及各委員按其職責支付額外酬金分別為每年港幣十萬元及每年港幣七萬元，於二零零五年一月一日起生效。此外，本行註冊章程第一二〇條就支付董事委員

（七）「通過：

(a) 在本議決案(c)段之限制下及依據公司條例第57B條，一般性及無條件批准董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本中之額外股份，以及作出或授予或須行使該權力之建議、協議及購股權；

(b) 本議決案(a)段之批准乃授權本公司董事會在有關期間內作出或授予而或須於有關期間結束後行使該等權力之建議、協議及購股權；

(c) 本公司董事會根據本議決案(a)段之批准所配發或有條件或無條件同意配發（不論是否根據購股權或其他方式進行）之股本面值總額（惟根據(i)配售新股；(ii)本公司發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之購股權或換股權而發行股份；(iii)本公司依據當時所採納以便向本公司及/或其任何附屬公司之高級職員及/或僱員授出或發行股份或可認購本公司股份之購股權計劃或類似安排而發行股份；或(iv)任何按照本公司註冊章程以配發股份代替本公司全部或部份股息而設之以股代息或類似安排而配發之股份則除外），不得超過於通過本議決案當日本公司已發行股本面值總額之百分之二十；倘配發之新股乃全數收取現金者，則不得超過於通過本議決案當日本公司已發行股本面值總額之百分之五，而上述批准亦須受此相應限制；及

(d) 就本議決案而言：

「有關期間」乃指本議決案獲通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東周年常會結束；

(ii) 公司條例規定本公司須舉行下屆股東周年常會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通議決案撤銷或修訂本議決案授予本公司董事會權力之日；及

等委任，本公司之清盤人可自行代表該股東委任某位人士，而將上述法律文件送達任何獲委任人士(不論由股東或清盤人委任)將被視為已向該股東以面交方式送達，若由清盤人委任該名人士，清盤人須盡快在香港政府憲報刊登廣告或以掛號信郵寄到股東名冊上所載之地址等方式，通知該股東，而該通知將被視為於廣告刊登日或信件寄出日送達。」；

及於考慮後認為適當時，通過下列議決案為普通議決案(作為特別事項)：

(六)「通過：

(a) 在本議決案(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力以購回本公司股份；

(b) 本公司根據本議決案(a)段之批准，可在香港股份購回守則規限下，在香港聯合交易所有限公司或任何其他香港證券及期貨事務監察委員會及香港聯合交易所有限公司就此認可之證券交易所，購回面值總額不得超過於通過本議決案當日本公司已發行股本面值總額之百分之十，而上述批准須受此相應限制；

(c) 就本議決案而言，「有關期間」乃指本議決案獲通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東周年常會結束；

(ii) 公司條例規定本公司須舉行下屆股東周年常會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通議決案撤銷或修訂本議決案授予本公司董事會權力之日。」；及

(P) 於註冊章程第一四〇條後增加第一四〇甲條：－

「紀錄日期

「一四〇甲. 儘管本章程之其他條款有任何規定，但在不影響任何股份所附帶之權利，並在法例之規限下，本公司或董事會可議決指定於任何日期(「紀錄日期」)營業時間完結時(或董事會決定之其他時間)，已登記為股份或其他證券之持有人有權收取任何股息、分派、利息、配發、發行、通知、資料、文件或通函，而該紀錄日期可定在該等支付或發出日之同一天或之前，或(就任何股息、分派、利息、配發或發行而言)在建議、議決、宣派或公佈該等項目之前或之後，但須以不影響任何該等股份或其他證券之轉讓人及承讓人於該等項目之權利為前提。本公司或董事會可就登記於不同之股東名冊上之股份指定不同之日期為紀錄日期。」；

(Q) 將現有註冊章程第一五一條改列為第一五一(甲)條，並加入下列(乙)及(丙)分段：－

「(乙) 本公司可以為本公司當時之常務董事、董事、核數師、秘書或其他職員購買及提供保險：－

(i) 因其與本公司或關連公司有關之任何疏忽、失責、失職或違反信託行為(欺詐除外)而可能被定罪以致本公司、關連公司或任何其他各方須承擔之任何法律責任進行投保；及

(ii) 因其與本公司或關連公司有關之任何疏忽、失責、失職或違反信託行為(包括欺詐)而可能被定罪之任何民事或刑事訴訟中進行辯護所招致之任何法律責任進行投保。

(丙) 於本註冊章程內，就本公司而言，「關連公司」指本公司之任何附屬公司或控股公司，或該公司之控股公司之任何附屬公司。」；

(R) 於註冊章程第一五三條後增加第一五四條：－

「一五四. 倘本公司於香港清盤，當時不在香港之本公司各股東須於本公司自動清盤之有效議決案通過後十四天內，或本公司之清盤命令發出後之十四天內，將書面通知送達本公司，以委任一名居於香港之人士接收就本公司清盤而發出之所有傳票、通知、法律程序文件、命令及裁決，若無作出此

(v) 倘有關類別之股份於任何證券交易所上市或買賣，本公司已向有關證券交易所發出通知，說明本公司有意出售該等股份。

(乙) 按本註冊章程出售股份之方式、時間及條款（包括但不限於有關之價格）須由董事會決定，該決定須基於銀行、經紀或董事會認為合適之其他人士應董事會為此諮詢所提供之意見而作出，並在考慮過所有情況（包括將出售之股份數目、不可延遲出售股份之規定）後認為合理可行；而董事會無須因依賴該等意見所引致之後果向任何人士負責。

(丙) 為按本註冊章程出售股份，董事會可授權某人轉讓有關股份，並將有關轉讓股份之承讓人之名稱載入股東名冊內，儘管並無就該等股份提交股票，及向承讓人發出新股票，而由該名人士所簽訂之股份轉讓書與由股份持有人或有權承繼股份者所簽訂之股份轉讓書具有同等效力。買家無須確保購股款項之運用恰當，其股份所有權亦不受有關股份出售程序之任何不當或失效情況所影響。

(丁) 倘於本註冊章程（甲）段所述之十二年限期內，或在本註冊章程（甲）段中第(i)至(iv)分段所述之全部規定獲得滿足之日為止之期間內，就該期間開始時所持有之股份或於該期間內早前所發行之股份，曾額外發行股份，而該等額外股份已符合本註冊章程（甲）段中第(ii)至(iv)分段所述之全部規定，則本公司亦有權出售該等額外股份。

(戊) 本公司須向股東或有權承繼股份者計回有關出售股份所得淨額，並將全部有關之款項撥入另一個別賬戶。就該等款項而言，本公司將被視為該股東或有權承繼股份者之債務人，而非託管人。撥入該另一個別賬戶之款項可用於本公司之業務上，或投資於董事會不時認為適當之項目上。本公司不會就該等款項向該股東或有權承繼股份者支付利息，而本公司亦無須交出就此所賺取之任何款項。」；

(乙) 倘由本公司發給有權獲分派人士之任何股息或其他有關股份款項之支票、股息單或滙票，連續兩次退回本公司或未予提現，則本公司無須向該名人士寄發到期應付之任何股息或就有關股份之其他應付款項，直至該名人士通知本公司適用於此目的之地址為止。」；

(O) 於註冊章程第一三九條後增加第一三九甲條：－

「未能聯絡到之股東

「一三九甲. (甲) 倘在並僅在下列情況下，本公司有權出售股東之任何股份或有權承繼股份者之任何股份：－

(i) 在以下第(ii)分段所述之廣告刊登日(或，倘若廣告於不同日期刊登，則以較早或最早者為準)之前之十二年內，本公司以預付郵資形式將支票、滙票或股息單郵寄到股東或有權承繼股份者於股東名冊上登記之地址，或其就此提供其他最近已知之地址，而該支票、滙票或股息單並未予提現，本公司並沒有從該等股東或人士收到有關該等股份之通訊，惟本公司於該十二年期間內已最少支付過三次股息(不論中期或末期股息)，且有權就該等股份收取股息之人士並無認領任何股息；

(ii) 在上述十二年期限屆滿時，本公司分別在一份中文及一份英文日報(該等日報須被列入香港政府憲報就公司條例第71A條所發出並刊登之報章名單中)以中、英文廣告形式刊登通告，說明本公司有意出售該等股份；

(iii) 若上述廣告在不同日期刊登，則其刊登日期最多只可相隔三十天；

(iv) 於上述廣告刊登日(或，若廣告於不同日期刊登，則以較遲或最遲者為準)隨後之三個月內，並在行使出售股份之權力前，本公司仍未收到股東或有權承繼該等股份者就該等股份所發出之通訊；及

(I) 於註冊章程第一〇四條，刪除「除非」後之所有字眼，並以下文取代：－

「有權出席大會及投票之股東就該會議簽署書面通知，表示有意提名某人參選董事，並須在規定之期間內，將該書面通知書及有關人士同意參選之書面通知交到本公司辦事處，而該期間應由不早於該指定選舉之股東大會之通告寄發翌日開始，且不遲於該股東大會舉行日期七天前結束，該期間至少應為七天。」；

(J) 刪除註冊章程第一一四條全文，並以下文取代：－

「董事會可隨時召開會議以處理公司事務，亦可將會議延期，及以董事會認為適當的方式規管其會議及程序，並決定處理事務之會議法定人數。除另有規定外，會議法定人數為三名董事或代理董事。」；

(K) 於註冊章程第一一八條後增加第一一八甲條：－

「一一八甲. 任何董事或其代理董事可透過會議電話或相似之通訊工具等媒體，參與董事會或董事委員會之會議，惟所有與會者於整個會議須能互相聆聽及交談。該等與會者將被視為親身出席會議，並相應計算入會議法定人數內及有權投票。該等會議將被視為在最大群與會者聚集之處舉行，或若未有任何一群與會者之人數高於任何其他組別，則以會議主席所在地為準。」；

(L) 於註冊章程第一二〇條，刪除第二行中「得與董事會所辦理者有同等效力」後之所有字眼；

(M) 於註冊章程第一三六條末加入下文：－

「任何該等股息、利息或其他款項亦可透過董事會認為適當之方式(包括直接入賬、自動轉賬或銀行轉賬)支付。」；

(N) 刪除註冊章程第一三八條全文，並以下文取代：－

「一三八. (甲) 所有無人領取之股息或紅利，可由董事會為本公司之利益用作投資或以其他方式使用，直至股息或紅利被領取為止，而本公司不會就此成為信託人。於宣派後六年內而仍無人領取之股息或紅利，可被董事會沒收，並轉歸本公司。

棄投票或不計入會議法定人數內而獲得解決，則該問題將交由會議主席裁定，而主席就該名其他董事或其聯繫人之裁決將為最終及不可推翻之裁決，惟有關董事並無將其所知關於其或其聯繫人擁有利益之性質或範圍向董事會作出公平披露之情況則除外。倘就會議主席或其聯繫人而產生之任何上述問題，則該問題將由董事會議決(該主席及任何其他出席會議而於有關合約或安排或交易中有重大利益之董事須計入會議法定人數內，惟不得就此投票)，而該項議決為最終及不可推翻之議決，惟該主席並無將其所知關於其或其聯繫人擁有利益之性質或範圍向董事會作出公平披露之情況則除外。

(戊) 任何董事向董事會作出一般書面聲明，表示其為任何具體指明之公司或商號之成員，而日後與該等公司或商號所簽訂之任何合約或作任何安排，其會被視為享有利益，則(如該董事於董事會會議上作出同樣書面聲明或採取合理步驟以保證此等事項可於其作出該聲明後之下次董事會會議上讀出)該聲明書會被視為簽訂有關任何合約或作任何安排而享有利益之足夠聲明。

(己) 於本註冊章程內，就任何董事而言，「聯繫人」具有香港聯合交易所有限公司證券上市規則不時修訂所賦予之涵義。」；

(G) 刪除註冊章程第九十五條全文，並以下文取代：—

「董事會可不時按照其認為適當之任期及條件委任一名或多名董事出任常務董事之職位，並可在任何特別情況下根據任何協議條款，撤銷該項委任。獲委任之董事與其他董事受同樣之輪值退任、辭職及免職之規定所規限，倘該董事因任何情況下離職，則其董事之職位亦自動撤銷。」；

(H) 於註冊章程第一○○條加入下文：—

「此外，在本公司股東周年常會上，倘若任何董事於本公司之前兩次股東周年常會上均為本公司董事，而於任何一次該等會議上並未有當選或再獲選為董事，且於本公司之股東大會上或自該等股東周年常會後亦沒有停止擔任董事(不論基於請辭、退任、免職或其他原因)及再獲選為本公司董事，則該董事須輪值退任。」；

(IV) 任何有關本公司或其附屬公司僱員福利之建議或安排，包括：－

(i) 採納、修訂或實施任何董事或其聯繫人可從中受惠之僱員股份計劃或任何股份獎勵或認股權計劃；或

(ii) 採納、修訂或實施與本公司或其任何附屬公司之董事、該董事之聯繫人及僱員有關之退休金、退休、死亡或傷殘津貼計劃，且並不會給予任何董事或其聯繫人任何特權或利益，而該特權或利益乃與該計劃或基金有關之人士一般並未獲賦予者；及/或

(V) 董事或其聯繫人擁有利益之任何合約或安排，而在該等合約或安排中，董事或其聯繫人僅以本公司股份或債券或其他證券之其他持有人所擁有權益之方式擁有本公司股份或債券或其他證券之權益。

(丁) (I) 如果及當(但僅如果及當)董事及/或其聯繫人(直接或間接)於該公司之任何類別權益股本中，或該公司(或該董事或其任何聯繫人藉以獲得權益之任何第三方公司)之股東所獲之投票權中，或該公司股東所獲之任何類別股份之投票權中，持有或實益擁有百分之五或以上之權益之情況下，則該公司將被視為一間由董事及/或其聯繫人擁有百分之五或以上權益之公司。就本段而言，概不包括董事或其聯繫人作為被動受託人或保管受託人持有而在其中並無實益權益之股份，董事或其聯繫人在如果及當另有其他人士有權收取股份收益之情況下，享有復歸權益或剩餘權益之信託所包含之股份，董事或其聯繫人僅作為單位持有人擁有權益之認可單位信託計劃所包含之股份，以及並不隨附股東大會投票權及享有極為有限股息及股權回報之任何股份。

(II) 倘董事及/或其聯繫人於該公司之任何類別權益股本或於該公司之股東之任何類別股份所獲之投票權中持有百分之五或以上權益之公司在一項交易中有重大利益，則該董事亦將被視為於該項交易中有重大利益。

(III) 倘於任何董事會會議上就董事(會議主席除外)或其聯繫人之重大利益或任何董事(會議主席除外)享有之投票權或計入會議法定人數內所產生之任何問題，而該問題未能因有關董事自願放

（乙） 任何董事或即將擔任董事者，並不會因其職務而被禁止以賣家、買家或其他身份與本公司簽約，任何該等合約或本公司或代表本公司簽訂之合約或安排亦不會因任何董事於其中有直接或間接利益而無效，而任何簽署該等合約或有該等利益關係之董事亦不需因其擔任該職務或因此建立信託關係而將該等合約或安排所收得之利益計回本公司，但其利益之性質必須於最初考慮簽訂該等合約或安排之董事會會議上由其申報，如該董事於開會日對所建議之合約或安排並無利益，則於其成為有利益關係者後之下一次董事會會議上申報，另外，如該董事於訂立合約或安排之後成為有利益關係者，則於其成為有利益關係者後之第一個董事會會議上申報。

（丙） 董事不得就涉及其本身或其聯繫人擁有重大權益之任何合約、安排、交易或其他建議投票或計入會議法定人數內，而倘有關董事投票，其票數將不予計算在內，惟此項禁制不適用於下列事項：－

(I) 提供任何抵押或賠償：－

(i) 就董事或其聯繫人應本公司或其任何附屬公司之要求或為彼等之利益而借出款項或引致或承擔之債務，向該董事或其聯繫人提供任何抵押或賠償；或

(ii) 就本公司或其任何附屬公司之債項或債務向第三者提供任何抵押或賠償，而董事或其聯繫人根據擔保或賠償或所提供之抵押單獨或共同承擔該債項或債務之全部或部份責任；及/或

(II) 任何有關認購或購買本公司或由本公司發起認購或購買其他公司或本公司擁有利益之公司之股份、債券或其他證券之要約建議，而該董事或其聯繫人因參與該要約之包銷或分包銷而擁有或將擁有利益；及/或

(III) 任何建議涉及任何其他公司，而該董事或其聯繫人於該公司僅因出任高級職員、行政人員或作為股東而直接或間接擁有權益，或該董事或其聯繫人於該公司之股份或證券中擁有實益權益，惟以該董事及其任何聯繫人並無於該公司（或該董事或其聯繫人透過其獲得權益之任何第三方公司）之任何類別已發行股份或證券中或投票權中合共擁有百分之五或以上之實益權益為限；及/或

(B) 於註冊章程第二十七條，刪除第一句中「本公司有留置權」之字眼，並以「(甲) 本公司有留置權或 (乙) 轉讓予四名以上聯名承讓人或 (丙) 轉讓予未成年人士或精神失常或無其他法律行為能力人士或 (丁) 尚未加蓋印花 (如有規定)」取代；

(C) 於註冊章程第六十條，刪除第一句中「半小時」之字眼，並以「十五分鐘」取代；於第二句中，在「另如在延會時於指定舉行會議之時間」等字眼後加入「十五分鐘內」，另刪除「董事會」之字眼，並以「主席 (或主席未能決定，則由董事會)」取代；

(D) 於註冊章程第六十九條末加入下文：－

「根據不時修訂之香港聯合交易所有限公司證券上市規則，倘任何股東須就任何指定議決案放棄投票或僅限於就任何指定議決案投贊成票或反對票，則由該名股東或代表該股東作出與該等規定或限制有抵觸之任何投票將不予計算在內。」；

(E) 於註冊章程第八十條，刪除第二句中「證券 (結算所) 條例 (香港法例第四百二十章)」之字眼，並以「證券及期貨條例 (香港法例第五百七十一章)」取代；

(F) 刪除註冊章程第八十六條全文，並以下文取代：－

「(甲) (i) 董事會可委派董事出任本公司內任何職位或可獲利之職務，但不得出任核數師，其任期、條件及報酬 (可為薪金、利潤百分率、退休金、離職金或其他) 由董事會決定，是項報酬須當作本公司一般營運開銷記賬。董事可就任何其他董事出任或續任本條款所提及之職務及其薪酬 (包括退休金、離職金或其他權益) 投票，即使其本身因擔任或將擔任其他類似職務而可被當作於此事有利益關係者，而任何董事亦可以董事身份就有關任何離職金或退休金之事投票，即使其本身曾經或將會是該離職金或退休金之成員或向其供款者。惟董事不能就其本身之委任或有關條件之安排投票。

(ii) 在委任董事本人或任何其他董事出任本公司任何職位或可獲利之職務之會議，或在對有關委任之條件作出安排之會議，或在討論涉及其利益之合約之會議，儘管該董事於其中擁有利益，仍可被計算於該會議之法定人數內。

敬啟者：本行定於二零零五年四月二十一日(星期四)下午三時三十分在香港德輔道中八十三號恒生銀行總行二十四樓博愛堂召開股東周年常會，討論下列普通事項：

(一) 省覽截至二零零四年十二月三十一日止年度之賬項及董事會與核數師之報告書；

(二) 選舉董事：

(甲) 陳祖澤先生；

(乙) 鄭裕彤博士；

(丙) 羅康瑞博士；

(丁) 張建東博士；及

(戊) 潘仲賢先生；

(三) 釐定董事及審核委員會委員酬金；

(四) 復聘核數師並授權董事會釐定其酬金；

及於考慮後認為適當時，通過下列議決案為特別議決案(作為特別事項)：

(五) 「修訂本公司現行之公司註冊章程如下，而該等修訂將於通過本議決案之本公司股東周年常會結束時生效：－

(A) 於註冊章程第十一條：－

(1) 刪除第一句中「兩個月」之字眼，並以「十個營業日」取代；

(2) 刪除第一句中「(除非發出條件另有規定)」之字眼，並以「(或發出條件規定之期限內，或香港聯合交易所有限公司不時於香港聯合交易所有限公司證券上市規則中規定之期限內)」取代；及

(3) 於條文末加入一句「於本註冊章程，「營業日」指認可證券市場(按公司條例之涵義)開放進行證券買賣業務之任何日子。」；

羅博士於一九九八年七月榮獲香港特別行政區政府頒授「金紫荊星章」，亦曾獲授香港商業獎之二零零一年商業成就獎，及獲香港董事學會頒發「2002年度傑出董事獎」。

除以上披露外，羅博士並無於本行或其附屬公司擔當任何其他職務。彼與本行其他董事、高層管理人員、主要股東或控股股東概無任何關係。彼亦無擁有證券及期貨條例第XV部所指之本行任何股份權益。

羅博士將收取不時由本行股東於股東周年常會上議決通過之董事袍金，現時為每年港幣八萬元。本行並無與羅博士訂立任何服務合約，彼亦無特定任期。

潘仲賢先生

潘先生，五十歲，為本行執行董事兼副行政總裁及本行執行委員會委員。潘先生亦為本行全資附屬擁有之恒生銀行信託有限公司之董事。潘先生乃澳洲特許會計師公會及香港會計師公會會員。彼於過去三年並無在任何香港上市公司擔任董事職務。

潘先生於一九八八年加入滙豐集團為滙豐船務有限公司(Wayfoong Shipping Services Limited)(滙豐於亞洲提供船務貸款之公司)之副常務董事，並於翌年獲委任為常務董事。彼曾於滙豐集團出任多個職位，並於二零零三年一月出任香港上海滙豐銀行有限公司工商業務助理總經理。

潘先生在取得西澳洲大學商學學士學位後，於一九七六年加入安達信會計師事務所(「安達信」)工作，並取得澳洲特許會計師資格。彼於一九八一年離開安達信後，曾任職於數間國際知名的金融機構。

除以上披露外，潘先生並無於本行或其附屬公司擔當任何其他職務。彼與本行其他董事、高層管理人員、主要股東或控股股東概無任何關係。根據證券及期貨條例第XV部之披露要求，於二零零五年三月十七日(本通函付印前之最後實際可行日期)，潘先生持有5,000股本行股份。

潘先生將收取不時由本行股東於股東周年常會上議決通過之董事袍金，現時為每年港幣八萬元。潘先生亦將會收取港幣二百九十萬元之年薪，並可獲得酌情發放之獎勵金。有關酬金乃根據本行之薪酬政策釐定。本行並無與潘先生訂立任何服務合約，彼亦無特定任期。

鄭博士將收取不時由本行股東於股東周年常會上議決通過之董事袍金，現時為每年港幣八萬元。本行並無與鄭博士訂立任何服務合約，彼亦無特定任期。

張建東博士

張博士，五十七歲，為本行獨立非執行董事及審核委員會委員。張博士為現任香港聯合交易所有限公司主板及創業板上市委員會主席、香港機場管理局董事會成員、香港金融管理局外滙基金諮詢委員會委員、大珠三角商務委員會成員、香港科技大學校董會副主席及香港公開大學校董會成員。

張博士亦為香港興業國際集團有限公司及瑞安建業有限公司之獨立非執行董事。除以上披露外，彼於過去三年並無在其他香港上市公司擔任董事職務。

張博士為英格蘭及威爾斯特許會計師公會以及香港會計師公會資深會員。他於一九六九年加入香港畢馬威會計師事務所(「香港畢馬威」)，並於一九七四年成為合夥人。張博士自一九九六年十月至二零零三年三月，獲委為香港畢馬威之主席兼行政總裁，並於二零零三年三月三十一日自香港畢馬威退休。

除以上披露外，張博士並無於本行或其附屬公司擔當任何其他職務。彼與本行其他董事、高層管理人員、主要股東或控股股東概無任何關係。彼亦無擁有證券及期貨條例第XV部所指之本行任何股份權益。

張博士將收取不時由本行股東於股東周年常會上議決通過之董事袍金，現時為每年港幣八萬元。本行並無與張博士訂立任何服務合約，彼亦無特定任期。

羅康瑞博士

羅博士，五十六歲，為本行獨立非執行董事。羅博士為瑞安集團主席兼行政總裁、瑞安房地產發展有限公司董事長兼行政總裁、鷹君集團有限公司董事、中國電訊股份有限公司獨立非執行董事、中國人民政治協商會議第十屆全國委員會委員、中華全國工商業聯合會副主席、香港工商專業聯會永遠名譽會長、長江開發滬港促進會理事長、重慶市人民政府經濟顧問、香港科技大學顧問委員會成員。除以上披露外，彼於過去三年並無在其他香港上市公司擔任董事職務。

擬於股東周年常會重選連任之董事簡介載列如下：

陳祖澤先生

陳先生，六十一歲，為本行獨立非執行董事及薪酬委員會主席。現任九龍巴士控股有限公司、九龍巴士(一九三三)有限公司及龍運巴士有限公司之董事長、路訊通控股有限公司之非執行董事兼主席、粵海投資有限公司之獨立非執行董事、香港賽馬會副主席、香港科技大學校董會主席及香港公益金名譽副會長兼籌募委員會聯席主席，亦曾於二零零零年至二零零三年間擔任香港交易及結算所有限公司之獨立非執行董事。除以上披露外，彼於過去三年並無在其他香港上市公司擔任董事職務。

陳先生亦曾於一九六四年至一九七八年及一九八零年至一九九三年間任職於香港政府。期間歷任港督私人秘書、副常務司、政府新聞處處長、副布政司、工商司及教育及人力統籌司等要職。於一九九九年七月，陳先生榮獲香港特別行政區政府頒授「金紫荊星章」。

除以上披露外，陳先生並無於本行或其附屬公司擔當任何其他職務。彼與本行其他董事、高層管理人員、主要股東或控股股東概無任何關係。根據證券及期貨條例第XV部之披露要求，於二零零五年三月十七日(本通函付印前之最後實際可行日期)，陳先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份。

陳先生將收取不時由本行股東於股東周年常會上議決通過之董事袍金，現時為每年港幣八萬元。本行並無與陳先生訂立任何服務合約，彼亦無特定任期。

鄭裕彤博士

鄭博士，七十九歲，為本行獨立非執行董事。現任新世界發展有限公司主席、周大福珠寶金行有限公司董事長及信德集團有限公司董事。除以上披露外，彼於過去三年並無在其他香港上市公司擔任董事職務。

除以上披露外，鄭博士並無於本行或其附屬公司擔當任何其他職務。彼與本行其他董事、高層管理人員、主要股東或控股股東概無任何關係。彼亦無擁有證券及期貨條例第XV部所指之本行任何股份權益。

董事會並未知悉，於香港公司收購及合併守則(「收購守則」)之規定下，因行使購回授權而購回股份可能引致之任何後果。於二零零五年三月十七日(本通函付印前之最後實際可行日期)，香港上海滙豐銀行有限公司實益持有佔本行已發行股本百分之六十二點一四之股份。如董事會全面行使購回授權，該等股份將約佔本行已發行股本百分之六十九點零五。該項增加將不會產生須按照收購守則第26條之規定提出強制性收購建議之責任。

本行並無於本通函刊發日期前六個月內(於聯交所或其他證券交易所)購回任何股份。

本行之直接控股公司，香港上海滙豐銀行有限公司，已承諾倘購回授權獲股東批准，而董事會予以行使，將不會按照購回授權向本行出售股份。除以上所述外，並無關連人士(定義見上市規則)知會本行，倘購回授權獲股東批准，其現時有意向本行出售股份或承諾不向本行出售任何股份。

5. 股份價格

本行股份於過去十二個月內每月在聯交所錄得之最高及最低成交價如下：

		最高	最低
		港元	*港元*
二零零四年：	三月	111.50	97.00
	四月	102.00	96.75
	五月	100.50	94.75
	六月	102.00	97.75
	七月	101.00	98.00
	八月	105.00	98.75
	九月	106.00	102.50
	十月	105.50	102.00
	十一月	109.50	103.50
	十二月	110.00	107.00
二零零五年：	一月	108.50	103.00
	二月	107.50	104.00

本附錄乃作為上市規則規定之說明函件及根據公司條例第49BA條第(3)(b)節規定而發出有關建議購買股份條款之備忘錄，向　閣下提供有關購回授權之資料。

1. 股本

本行於二零零五年三月十七日(本通函付印前之最後實際可行日期)之已發行股本為1,911,842,736股每股面值港幣五元之股份(「股份」)。待所需之普通議決案獲得通過後及在股東周年常會舉行前不再發行或購回股份之情況下，全面行使購回授權可使本行在直至下屆於二零零六年舉行之股東周年常會之期間內最多購回191,184,273股股份。

2. 購回股份之理由

董事會相信股東賦予董事會於市場購回股份之一般權力，乃符合本行及其股東之最佳利益。該等購回行動將視乎當時之市場情況及資金安排，可提高本行之資產淨值及/或每股淨資產及/或每股盈利，而且董事會只會在彼等相信對本行及其股東有利之情況下才行使購回股份之權力。

3. 購回股份之資金

購回股份所需資金將全數由本行之流動資金或營運資金(即在任何情況下，按照本行之組織大綱及註冊章程及適用之香港法例可合法作購回用途之資金)支付。

若行使購回授權至某一程度會對本行之營運資金或董事會不時認為適合本行之資本負債比率構成重大之不良影響時，則董事會不會建議行使至該程度之購回授權。然而，在任何時候全面行使購回授權，可能對本行之營運資金或資本負債比率(與截至二零零四年十二月三十一日止年度年報內之經審核賬目所披露之狀況比較)構成重大不良影響。

4. 一般事項

如購回授權獲股東批准，各董事或其聯繫人士(據董事在作出所有合理查詢後所知)現時概無意向本行出售任何股份。

董事會已向聯交所作出承諾，彼等只會(在適用之情況下)根據上市規則及適用之香港法例，行使購回授權。

推薦意見

董事會認為建議授予董事會以發行本行股份之一般性授權及購回授權、建議修改本行註冊章程、重選連任董事，以及釐定董事及審核委員會委員酬金，均符合本行及其股東之最佳利益。因此，董事會推薦本行全體股東投票贊成將於股東周年常會上提呈之各項有關議決案。

此致

列位股東



董事長 **艾爾敦** 謹啟

二零零五年三月十八日

要求於股東周年常會以按股數投票方式表決之程序

按照良好企業管治常規，主席擬於二零零五年四月二十一日舉行之股東周年常會上要求將所有於本常會通告中提呈之議決案進行按股數投票方式表決。

根據本行註冊章程第六十三條規定，於任何股東大會上，付表決之議案須以舉手方式決定，除非在宣佈以舉手方式投票之結果之時或之前，以下人士要求以按股數投票方式進行：

(i) 主席；或

(ii) 最少兩位親自出席或委託他人出席而當時有權表決之股東；或

(iii) 代表不少於當時於會上佔總表決權百分之十之股東；或

(iv) 持有賦予於會上有表決權之股份之一位或多位股東而該等股份已繳付之股款總數不少於所有附有該權益股份之總股款百分之十。

根據本行註冊章程第六十四條規定，如有要求照上文所述之按股數投票方式表決，大會主席得指定投票之時間、地點、及方式(包括使用投票珠或投票紙或投票券)，而投票之結果則作為要求按股數投票之原來會議之議決案。

應採取之行動

本行二零零五年股東周年常會通告載於本通函第12頁至第24頁。於該常會上，有關下列建議之普通議決案將與其他議決案一併提呈，以：

(a) 授予董事會一般權力，以配發、發行及處理不超逾在本議決案獲通過之日本行已發行股本總面值百分之二十之新增股份，但如董事會根據此項授權配發之新增股份乃全數收取現金者，則不可超逾本行已發行股本總面值百分之五；及

(b) 授予董事會一般權力，以在聯交所購回不超逾在本議決案獲通過之日本行已發行股本總面值百分之十之股份(「購回授權」)。

此外，亦會就上述「修改註冊章程」，將建議修改本行註冊章程之特別議決案於該常會上提呈通過。

適用於股東周年常會之投票委託書已隨附於本行截至二零零四年十二月三十一日止年度之年報及賬項內。無論　閣下是否擬出席股東周年常會，務請填妥該投票委託書，並須於該常會指定舉行時間四十八小時前，送達香港德輔道中八十三號恒生銀行有限公司法律及公司秘書事務部。股東交回投票委託書後，仍可親自出席該常會及於會上投票。

(p) 第一四〇甲條　訂明可為若干目的訂定暫停辦理過戶登記手續日期，並與集團常規一致。

(q) 第一五一條　容許本行為董事、核數師及其他職員購買責任保險，以符合二零零三年公司(修訂)條例有關條文的規定，並與集團常規一致。

(r) 第一五四條　規定於本行自動清盤時，在香港以外地方居住的股東須委託一名在香港的代表，此修訂與集團常規一致。

選舉董事

於二零零五年四月二十一日舉行之本行股東周年常會上；陳祖澤先生、鄭裕彤博士及羅康瑞博士將按照現有本行註冊章程第一〇〇至一〇二條依章輪值告退，但願應選連任。

張建東博士及潘仲賢先生分別由二零零四年五月二十五日及十二月七日起獲委任為本行董事，並將根據本行現有註冊章程第一〇六條依章輪值告退，但願應選連任。

有關陳祖澤先生、鄭裕彤博士、羅康瑞博士、張建東博士及潘仲賢先生之簡介已載於本通函附錄二內。

釐定董事及審核委員會委員酬金

現時本行董事之袍金，即董事長(每年港幣十三萬五千元)、副董事長(每年港幣十萬元)及其他董事(每年港幣八萬元)乃由董事會提議，並於一九九五年四月十九日舉行之股東周年常會上由股東通過。董事袍金迄今未有作出調整。

鑑於企業管治及滙報責任之最新要求以及本行業務擴展，本行董事及審核委員會委員所需承擔之責任因而增加，因此，建議提呈列於第三項議程之有關議決案，以：

(a) 分別調增董事長、副董事長及各董事之袍金至每年港幣二十萬元、每年港幣十五萬元及每年港幣十二萬五千元；及

(b) 將本行審核委員會主席及各委員之酬金分別訂為每年港幣十萬元及每年港幣七萬元，

以上每項均於二零零五年一月一日起生效。

(e) 第八十條 將此條中所提述的證券及期貨(結算所)條例(已於二零零三年四月一日起廢除)改為證券及期貨條例。

(f) 第八十六條 反映在董事會會議上，議決批准任何涉及董事或其聯繫人重大權益的合約或安排時，有關董事投票及計算會議法定人數的限制，以符合上市規則附錄3的新修訂條文。

(g) 第九十五條 規定常務董事由董事會而非由股東委任，以符合市場慣例，而常務董事與其他董事受同樣的輪值退任、辭職及免職的條文所規限，以符合企業管治常規守則的規定。

(h) 第一○○條 規定每位董事須至少每三年輪值退任一次，以符合企業管治常規守則的規定並與集團常規一致。

(i) 第一○四條 規定非董事人士發出通知提名選舉某人為董事及獲提名人士提交同意參選之書面通知的時限，以符合上市規則附錄3的新修訂條文。

(j) 第一一四條 修改董事會會議法定人數的要求，除非董事會另有規定，會議法定人數改為至少三名董事，並刪除四名常務董事出席即作為已足會議法定人數的規定，此修訂與集團常規一致。

(k) 第一一八甲條 訂明可透過電話會議或相類之通訊工具參與董事會或董事委員會的會議，此修訂與集團常規及企業管治常規守則的規定一致。

(l) 第一二○條 取消董事委員會成員酬金須得股東大會同意的規定。該等委員會成員擔任一般董事職務以外之額外事務或服務，將按註冊章程第83條的規定獲發酬金，此修訂與集團常規一致。

(m) 第一三六條 訂明股息可以其他方式(如直接入賬、自動轉賬或銀行轉賬)支付，此改動與集團常規一致。

(n) 第一三八條 訂明未被領取的股息的處理方法，以符合上市規則附錄3的新修訂，並與集團常規一致。

(o) 第一三九甲條 訂明本行有權出售未能取得聯絡之股東之股份，以符合上市規則附錄3的新修訂，並與集團常規一致。

分之二十（倘配發之新增股份乃全數收取現金者，則上限為本行於二零零四年四月二十二日之已發行股本總面值百分之五）。該項一般性授權之目的乃使董事會能夠於有需要時增發股份。本行並無根據該等授權購回股份及配發、發行或以其他方式處理股份。董事會現時並無計劃行使該等一般性授權以增發及購回股份。

根據公司條例（第三十二章）（「公司條例」）及聯交所證券上市規則（「上市規則」），除非在二零零五年四月二十一日舉行之本行股東周年常會上獲重新授權，否則該等一般性授權將在該常會結束時失效。為符合現行之公司慣例起見，本行將提呈議決案以重新作出此等授權，而按上市規則規定所須提供若干有關購回股份議決案之資料之說明函件，已載於本通函之附錄一內。

修改註冊章程

鑒於：

(i) 於二零零三年四月一日起生效的證券及期貨條例、於二零零四年二月十三日起生效的二零零三年公司（修訂）條例及於二零零四年三月三十一日起生效的上市規則附錄3修訂條文所帶來的變更；

(ii) 載於上市規則附錄14並於二零零五年一月一日起生效的企業管治常規守則（下稱「企業管治常規守則」）的多項條文；及

(iii) 本行所屬之滙豐集團的常規做法（下稱「集團常規」），

董事會建議修訂本行之註冊章程。

有關修訂本行註冊章程的特別議決案載於會議議程第5項。有關建議修訂的背景如下：

(a) 第十一條　發出股票的時限由配發股份或股東遞交轉讓書後的兩個月改為十個營業日，以符合二零零三年公司（修訂）條例有關條文的規定。

(b) 第二十七條　載明董事會可拒絕登記股份轉讓的情況，此修訂與集團常規一致。

(c) 第六十條　縮短決定是否有足夠會議法定人數舉行股東大會的時間，由半小時改為十五分鐘，此修訂與集團常規一致。

(d) 第六十九條　反映股東投票的限制，以符合上市規則附錄3的新修訂條文。

恒生銀行有限公司

(於香港註冊成立之有限公司)

董事：
艾爾敦先生 *(董事長)*#
鄭海泉先生 *(副董事長)*
陳祖澤先生*
鄭裕彤博士*
張建東博士*
簡善恒先生#
許晉乾先生*
利定昌先生*
李家祥博士*
羅康瑞博士#
莫偉健先生
柯清輝先生#
潘仲賢先生
冼為堅博士*
鄧日燊先生*

註冊辦事處：
香港德輔道中八十三號

* *獨立非執行董事*
\# *非執行董事*

敬啟者：

有關發行股份及購回股份之一般性授權
及
修改註冊章程之建議
及
股東周年常會通告

緒言

本通函旨在徵求　閣下批准授予發行股份及購回股份之一般權力與修改本行註冊章程之建議，以及向　閣下提供有關該等建議之資料。本行將於二零零五年四月二十一日召開之股東周年常會上提請批准該等建議。

發行股份及購回股份之一般性授權

在本行於二零零四年四月二十二日召開之股東周年常會上，通過普通議決案授予董事會一般性授權以(i)在香港聯合交易所有限公司(「聯交所」)購回不超逾本行於二零零四年四月二十二日之已發行股本總面值百分之十之股份；及(ii)配發、發行及以其他方式處理新增股份，上限為本行於二零零四年四月二十二日之已發行股本總值百

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下恒生銀行有限公司股份**全部售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



恒生銀行

有關發行股份及
購回股份之一般性授權
及
修改註冊章程之建議
及
股東周年常會通告

恒生銀行有限公司

(於香港註冊成立之有限公司)

(股份代號：11)

恒生銀行有限公司(「本行」)定於二零零五年四月二十一日(星期四)下午三時三十分舉行股東周年常會，在該常會上，除其他事項外，將會考慮有關本行發行股份及購回股份之一般性授權及修改本行註冊章程之建議，該常會通告載於本通函第12頁至第24頁。

股東應採取之行動載於本通函第5頁。無論　閣下能否出席該股東周年常會，均請按照投票委託書上印列之指示將委託書填妥，並盡快(惟無論如何須於該常會指定舉行時間四十八小時前)交回。

二零零五年三月十八日

滙豐集團成員

(本文乃中文譯本，文義如與英文本有歧異，以英文本為準。)